Filed pursuant to Rule 424(b)(3)
Registration No. 333-164060

PROSPECTUS

CareFusion Corporation

Offer to Exchange all Outstanding and Unregistered

4.125% Senior Notes due 2012;

5.125% Senior Notes due 2014; and

6.375% Senior Notes due 2019

for

4.125% Senior Notes due 2012;

5.125% Senior Notes due 2014; and

6.375% Senior Notes due 2019

Which Have been Registered Under the Securities Act

This prospectus and accompanying letter of transmittal relate to our proposed offer to exchange up to $250,000,000 aggregate principal amount of 4.125% exchange senior notes due 2012, $450,000,000 aggregate principal amount of 5.125% exchange senior notes due 2014 and $700,000,000 aggregate principal amount of 6.375% exchange senior notes due 2019, which are registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of our unregistered 4.125% senior notes due 2012, 5.125% senior notes due 2014, and 6.375% senior notes due 2019 that were issued on July 21, 2009. The unregistered notes have certain transfer restrictions. The exchange notes will be freely transferable.

The principal features of the exchange offer are as follows:

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 4, 2010, UNLESS WE EXTEND THE OFFER.

•	You may withdraw tendered outstanding unregistered notes at any time prior to the expiration of the exchange offer.

•	We will exchange all outstanding unregistered notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes.

•

The terms of the exchange notes to be issued are substantially similar to the unregistered notes, except they are registered under the Securities Act, do not have any transfer restrictions, do not have registration rights or rights to additional interest and are not subject to the special mandatory redemption feature.

•	The exchange of unregistered notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Please see “Risk Factors” beginning on page 8 for a discussion of certain factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 6, 2010.

Each holder of an unregistered note wishing to accept the exchange offer must deliver the unregistered note to be exchanged, together with the letter of transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of unregistered notes by book-entry transfer into the exchange agent’s account at The Depository Trust Company (“DTC”). All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section called “The Exchange Offer” in this prospectus and in the accompanying letter of transmittal.

If you are a broker-dealer that receives exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal accompanying this prospectus states that, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future, for your resales of exchange notes. We will use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, remain effective for a period ending on the earlier of (i) 180 days from the date on which this registration statement is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. We will also amend or supplement this prospectus during this 180-day period, if requested by one or more participating broker-dealers, in order to expedite or facilitate such resales.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in any applicable prospectus supplement. We have not authorized any other person to provide you with different information. The information contained in this prospectus and any applicable prospectus supplement are accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have subsequently changed. You should also read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the website of the Securities and Exchange Commission (“SEC”) or at the offices of the SEC mentioned under the heading “Where You Can Find More Information.”

Trademarks, Trade Names and Service Marks

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include: CareFusionTM, Alaris®, Guardrails®, Pyxis®, AVEA®, Pulmonetic SystemsTM, Jaeger®, SensorMedics®, ChloraPrep®, V. Mueller®, SmartSite® , MedStation®, PyxisConnect®, Pyxis SupplyStationTM, Pyxis ProcedureStationTM, MedMinedTM, Convertors®, Presource®, CardinalASSIST TM, EnVeTM and Valuelink®, which may be registered or trademarked in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this prospectus is, to our knowledge, owned by such other company.

Company References

In this prospectus, unless otherwise specified or the context otherwise requires, references to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our” and “our company” refer to CareFusion Corporation and its consolidated subsidiaries. References in this prospectus to “Cardinal Health” refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other materials we have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include:

•

difficulties or delays in the development, production, manufacturing and marketing of new or existing products and services, including difficulties or delays associated with obtaining requisite regulatory approvals or clearances associated with those activities;

•

changes in laws and regulations or in the interpretation or application of laws or regulations, as well as possible failures to comply with applicable laws or regulations as a result of possible misinterpretations or misapplications;

•	cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations;

•

the continued financial viability and success of our customers and suppliers and the potential impact on our customers and suppliers of declining economic conditions, which could impact our results of operations and financial condition;

•	costs associated with protecting our trade secrets and enforcing our patent, copyright and trademark rights, and successful challenges to the validity of our patents, copyrights or trademarks;

•

actions of regulatory bodies and other government authorities, including the Food and Drug Administration (“FDA”) and foreign counterparts, that could delay, limit or suspend product development, manufacturing or sales or result in recalls, seizures, consent decrees, injunctions and monetary sanctions;

•	costs or claims resulting from potential errors or defects in our manufacturing that may injure persons or damage property or operations, including costs from remediation efforts or recalls;

•	the results, consequences, effects or timing of any commercial disputes, patent infringement claims or other legal proceedings or any government investigations;

•	disruption or damage to or failure of our information systems;

•	interruption in our ability to manufacture our products or an inability to obtain key components or raw materials or increased costs in such key components or raw materials;

•

the costs, difficulties and uncertainties related to the integration of acquired businesses, including liabilities relating to the operations or activities of such businesses prior to their acquisition;

•	uncertainties in our industry due to government healthcare reform;

•	uncertainties related to the availability of additional financing to us in the future and the terms of such financing;

•	risks associated with international operations, including fluctuations in currency exchange rates;

•	the effects of our strategies to run our business in a tax-efficient manner;

•	competitive pressures in the markets in which we operate;

•	the loss of, or default by, one or more key customers or suppliers;

•	unfavorable changes to the terms of key customer or supplier relationships;

•

downgrades of our credit ratings or disruptions to financial markets, and the potential that such downgrades or disruptions could adversely affect our access to capital and the terms of such capital or increase our cost of capital;

•	failure to retain or continue to attract senior management or key personnel;

•	difficulties and costs associated with enhancing our accounting systems and internal controls and complying with financial reporting requirements;

•	any failure to realize expected benefits from the separation;

•	risks associated with our substantial leverage following the separation;

•	a change in our revenue and operating costs following the separation;

•	the potential effects of threatened or actual terrorism and war;

•	uncertainties relating to general economic, political, business, industry, regulatory and market conditions;

•	our ability as a holding company to receive funds from our subsidiaries to make payment on our outstanding indebtedness;

•	our inability to raise the funds to finance an offer to redeem the exchange notes if we are required to repurchase the outstanding exchange notes;

•

if we become insolvent or are liquidated, or if payment under any of the agreements governing our secured debt is accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender;

•	the limiting effect of the negative covenants in the indenture; and

•	there is no assurance that an active trading market for the exchange notes will ever develop.

SUMMARY

The following summary contains basic information about our company and the exchange offer. It likely does not contain all of the information that is important to you. Before you make an investment decision, you should review this prospectus in its entirety, including the risk factors, our financial statements and the related notes appearing elsewhere in this prospectus.

CareFusion Corporation

We are a leading global medical technology company with clinically proven and industry-leading products and services designed to measurably improve the safety and quality of healthcare. Our offerings include established brands used in hospitals throughout the United States and in more than 120 countries worldwide.

We offer comprehensive product lines in the areas of intravenous, or IV, infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include:

•

Alaris IV infusion systems that feature our proprietary Guardrails software, an application that alerts the clinician when a parameter is outside the institution’s pre-established limitations for that medication, thereby helping to reduce IV medication errors;

•	Pyxis automated medication dispensing systems that provide comprehensive medication management and Pyxis automated medical supply dispensing systems;

•	AVEA and Pulmonetic Systems ventilation and respiratory products, and Jaeger and SensorMedics pulmonary products;

•	ChloraPrep products that help prevent vascular and surgical-site infections and MedMined software and surveillance services that help target and reduce hospital-acquired infections, or HAIs; and

•	V. Mueller surgical instruments and related products and services.

For the three months ended September 30, 2009 and for the fiscal year ended June 30, 2009, we generated revenue of $923 million and $3.6 billion, respectively, and net income from continuing operations of $55 million and $290 million, respectively. Approximately 69% of our fiscal 2009 revenue was from customers in the United States and 31% was from customers outside of the United States.

We were incorporated in Delaware on January 14, 2009 for the purpose of holding Cardinal Health’s clinical and medical products businesses in anticipation of spinning off from Cardinal Health. We completed the spinoff from Cardinal Health on August 31, 2009. In connection with the spinoff, Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us (“the contribution”), and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders (“the distribution”), based on a distribution ratio of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. Pursuant to the private letter ruling received from the Internal Revenue Service by Cardinal Health in connection with the separation, Cardinal Health is required to dispose of the remaining amount of our common stock that it holds within five years of the distribution date.

Until our separation from Cardinal Health on August 31, 2009, CareFusion Corporation was a wholly owned subsidiary of Cardinal Health. Accordingly, our historical financial information for the fiscal year ended June 30, 2009 and prior years does not reflect our results as a separate, stand-alone company. In this prospectus, we describe the businesses contributed to us by Cardinal Health in the spinoff as if they were our businesses for all historical periods described. References in this prospectus to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the contributed businesses as the business were conducted as part of Cardinal Health and its subsidiaries prior to the spinoff. In connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us prior to the spinoff, which were part of the clinical and medical products businesses of Cardinal Health. For the fiscal year ended June 30, 2009, these businesses were reported in the Company’s financial statements on an as-managed basis. In connection with the spinoff, effective as of August 31, 2009, these businesses have been reclassified by the Company as discontinued operations. In addition, as disclosed in CareFusion’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, the Company committed to a plan to dispose of its Audiology business during the quarter ended September 30, 2009, and subsequently sold the business on October 1, 2009. As a result, this business has been reclassified by the Company as discontinued operations.

Corporate Information

CareFusion was incorporated in Delaware on January 14, 2009 for the purpose of holding Cardinal Health’s clinical and medical products businesses in connection with the separation and distribution described herein. Prior to the contribution of our businesses, which occurred prior to the distribution, we had no operations. The address of CareFusion’s principal executive offices is 3750 Torrey View Court, San Diego, California 92130. CareFusion’s telephone number is (858) 617-2000.

Summary of the Exchange Offer

On July 21, 2009, we issued $250 million aggregate principal amount of 4.125% senior notes due 2012, $450 million aggregate principal amount of 5.125% senior notes due 2014 and $700 million aggregate principal amount of 6.375% senior notes due 2019. On the same day, we and the initial purchasers of the unregistered notes entered into a registration rights agreement in which we agreed that you, as a holder of unregistered notes, would be entitled to exchange your unregistered notes for exchange notes registered under the Securities Act of 1933, as amended (the “Securities Act”). This exchange offer is intended to satisfy these rights. After the exchange offer is completed, you will no longer be entitled to any registration rights with respect to your notes. The exchange notes will be our obligations and will be entitled to the benefits of the indenture relating to the notes. The form and terms of the exchange notes are identical in all material respects to the form and terms of the unregistered notes, except that:

•	the exchange notes have been registered under the Securities Act and, therefore, will contain no restrictive legends;

•	the exchange notes will not have registration rights;

•	the exchange notes will not have rights to additional interest; and

•	the exchange notes will not be subject to the special mandatory redemption feature, which is no longer applicable because we consummated our separation from Cardinal Health on August 31, 2009.

The Exchange Offer	We are offering to exchange any and all of our 4.125% exchange senior notes due 2012, 5.125% exchange senior notes due 2014 and 6.375% exchange senior notes due 2019, which have been registered under the Securities Act, for any and all of our outstanding unregistered 4.125% senior notes due 2012, unregistered 5.125% senior notes due 2014 and unregistered 6.375% senior notes due 2019 that were issued on July 21, 2009. As of the date of this prospectus, $250 million in aggregate principal amount of our unregistered 4.125% senior notes due 2012, $450 million in aggregate principal amount of our unregistered 5.125% senior notes due 2014 and $700 million in aggregate principal amount of our unregistered 6.375% senior notes due 2019 are outstanding.

Expiration of the Exchange Offer	The exchange offer will expire at 5:00 p.m., New York City time, on February 4, 2010, unless we decide to extend the exchange offer.

Conditions of the Exchange Offer	We will not be required to accept for exchange any unregistered notes, and may amend or terminate the exchange offer if any of the following conditions or events occurs:

•	the exchange offer or the making of any exchange by a holder of unregistered notes violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; and

•	any laws, rules or regulations or applicable interpretations of the staff of the SEC are issued or promulgated which, in our good faith determination, do not permit us to effect the exchange offer.

We will give oral or written notice of any non-acceptance, amendment or termination to the registered holders of the unregistered notes as promptly as practicable. We reserve the right to waive any conditions of the exchange offer.

Resale of the Exchange Notes	Based on interpretative letters of the SEC staff to third parties unrelated to us, we believe that you can resell and transfer the exchange notes you receive pursuant to this exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to engage in, the distribution of the unregistered notes or exchange notes;

•

you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours, or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any of our “affiliates” to distribute the exchange notes; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

If you wish to participate in the exchange offer, you must represent to us that these conditions have been met.

If you are a broker-dealer and you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers.

Accrued Interest on the Exchange Notes and Unregistered Notes	The unregistered notes accrue interest from and including July 21, 2009. The first interest payment on the exchange notes will be made on February 1, 2010. We will pay interest on the exchange notes semi-annually on February 1 and August 1 of each year, commencing February 1, 2010.

Procedures for Tendering Unregistered Notes	If you wish to participate in the exchange offer, you must:

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transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent at the address set forth in the letter of transmittal. These materials must be received by the exchange agent before 5:00 p.m., New York City time, on February 4,

2010, the expiration date of the exchange offer. You must also provide physical delivery of your unregistered notes to the exchange agent’s address as set forth in the letter of transmittal. The letter of transmittal must also contain the representations you must make to us as described under “The Exchange Offer — Procedures for Tendering”; or

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you may effect a tender of unregistered notes electronically by book-entry transfer into the exchange agent’s account at DTC. By tendering the unregistered notes by book-entry transfer, you must agree to be bound by the terms of the letter of transmittal.

Special Procedures for Beneficial Owners	If you are a beneficial owner of unregistered notes that are held through a broker-dealer, commercial bank, trust company or other nominee and you wish to tender such unregistered notes, you should contact the registered holder promptly and instruct them to tender your unregistered notes on your behalf.

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept outstanding unregistered notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered as promptly as practicable following the expiration date.

Withdrawal Rights	You may withdraw the tender of your unregistered notes at any time prior to 5:00 p.m., New York City time, on February 4, 2010, the expiration date.

Consequences of Failure to Exchange	If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, your unregistered notes may continue to be subject to transfer restrictions. As a result of the transfer restrictions and the availability of exchange notes, the market for the unregistered notes is likely to be much less liquid than before this exchange offer. The unregistered notes will, after this exchange offer, bear interest at the same rate as the exchange notes. The unregistered notes will not retain any rights under the registration rights agreement.

Certain United States Federal Income Tax Considerations	The exchange of the unregistered notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	Deutsche Bank Trust Company Americas, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer.

Summary Description of the Exchange Notes

The following is a brief summary of some of the terms of the exchange notes. For a more complete description of the terms of the exchange notes, see “Description of the Exchange Notes” in this prospectus.

Issuer	CareFusion Corporation

Exchange Notes	$250,000,000 aggregate principal amount of 4.125% exchange senior notes due 2012 (the “2012 exchange notes”).

$450,000,000 aggregate principal amount of 5.125% exchange senior notes due 2014 (the “2014 exchange notes”).

$700,000,000 aggregate principal amount of 6.375% exchange senior notes due 2019 (the “2019 exchange notes”).

Maturities	The 2012 exchange notes will mature on August 1, 2012.

The 2014 exchange notes will mature on August 1, 2014.

The 2019 exchange notes will mature on August 1, 2019.

Interest Payment Dates	February 1 and August 1 of each year, commencing February 1, 2010.

Optional Redemption	We may redeem the exchange notes, in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the exchange notes being redeemed or (2) the sum of the remaining scheduled payments of principal and interest in respect of the exchange notes being redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to its present value, on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Adjusted Treasury Rate plus 45 basis points in the case of the 2012 exchange notes, 45 basis points in the case of the 2014 exchange notes and 50 basis points in the case of the 2019 exchange notes, plus, in each case, accrued and unpaid interest to the date of redemption. See “Description of the Exchange Notes — Optional Redemption.”

Change of Control Triggering Event

Upon the occurrence of both (1) a change of control and (2) (i) a downgrade of the rating of the exchange notes by at least two of Fitch Inc., a subsidiary of Finalac, S.A., Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies Inc. within a specified period and (ii) during such specified period the exchange notes are rated below investment grade, we will be required to, within a specified period, make an offer to purchase all exchange notes at a price equal to 101% of the principal amount, plus any accrued and unpaid interest to the date of repurchase. See “Description of the

Exchange Notes — Offer to Repurchase Upon a Change of Control Repurchase Event.”

Ranking	The exchange notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured obligations. The exchange notes will effectively rank junior to all existing and future secured indebtedness of ours to the extent of the value of the assets securing such indebtedness.

The exchange notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables and the guarantees by certain of our subsidiaries of our revolving credit facilities. As of September 30, 2009 our subsidiaries would have had approximately $4 million of capital leases, a portion of which are secured obligations.

Certain Covenants	The indenture governing the exchange notes will, among other things, limit:

•	our ability to create or assume indebtedness for borrowed money that is secured by a lien;

•	our ability to enter into sale and lease-back transactions; and

•	our ability to engage in mergers, consolidations and transfers of substantially all of our assets.

The indenture will also require us to provide financial statements and other information to holders even if we are not obligated to file reports with the SEC under the Securities Exchange Act of 1934.

Sinking Fund	None.

Form and Denomination	The exchange notes will be issued only in fully registered form without coupons in minimum denominations of $2,000 and larger integral multiples of $1,000.

Absence of Existing Trading Market for the Exchange Notes; No Listing	There is no existing market for the exchange notes. See “Risk Factors — Risks Related to the Exchange Notes and the Exchange Offer — There may not be an active trading market for the exchange notes.” We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Additional Notes Issuances	We may from time to time without the consent of the holders of the exchange notes create and issue additional exchange notes of the same series as the notes offered hereby.

Trustee	Deutsche Bank Trust Company Americas.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of risk factors related to our business.

RISK FACTORS

You should carefully consider the risks described below before making a decision to participate in the exchange offer. You should also consider the other information included in this prospectus before making a decision to participate in the exchange offer. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of the exchange notes to decline, which in turn could cause you to lose all or part of your investment. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and risks related to the exchange notes.

Risks Related to Our Business

We may be unable to effectively enhance our existing products or introduce and market new products or may fail to keep pace with advances in technology.

The healthcare industry is characterized by evolving technologies and industry standards, frequent new product introductions, significant competition and dynamic customer requirements that may render existing products obsolete or less competitive. As a result, our position in the industry could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. The success of our business depends on our ability to enhance our existing products and to develop and introduce new products and adapt to these changing technologies and customer requirements. The success of new product development depends on many factors, including our ability to anticipate and satisfy customer needs, obtain regulatory approvals and clearances on a timely basis, develop and manufacture products in a cost-effective and timely manner, maintain advantageous positions with respect to intellectual property and differentiate our products from those of our competitors. To compete successfully in the marketplace, we must make substantial investments in new product development whether internally or externally through licensing, acquisitions or joint development agreements. Our failure to enhance our existing products or introduce new and innovative products in a timely manner would have an adverse effect on our results of operations and financial condition.

Even if we are able to develop, manufacture and obtain regulatory approvals and clearances for our new products, the success of those products would depend upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:

•	the availability of alternative products from our competitors;

•	the price and reliability of our products relative to that of our competitors;

•	the timing of our market entry; and

•	our ability to market and distribute our products effectively.

We are subject to complex and costly regulation.

Our products are subject to regulation by the FDA, and other national, supranational, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory clearance and/or approval to market a medical device or other product. Clearance and/or approval might not be granted for a new or modified device or other product on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. In addition, we are subject to regulations covering manufacturing practices, product labeling and advertising and adverse-event reporting that apply after we have obtained clearance or approval to sell a product. Our failure to maintain clearances or approvals for existing products, to obtain clearance or approval for new or modified products, or to adhere to regulations for manufacturing, labeling, advertising or adverse event reporting could adversely affect our results of operations and financial condition. Further, if we determine a product manufactured or marketed by us does not meet our specifications, published standards or regulatory requirements, we may seek to correct the product or withdraw the product from the market, which could have an adverse effect on our business. Many of our facilities and procedures and those of our suppliers are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations can be costly and time-consuming.

Cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States have become members of group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs, in an effort to reduce costs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a GPO or IDN can facilitate sales to members of that GPO or IDN, it is no assurance that sales volume of those products will be maintained. The members of such groups may choose to purchase from our competitors due to the price or quality offered by such competitors, which could result in a decline in our sales and profitability.

In addition, our capital equipment products typically represent a sizeable initial capital expenditure for healthcare organizations. Changes in the budgets of these organizations and the timing of spending under these budgets and conflicting spending priorities can have a significant effect on the demand for our capital equipment products and related services. Any decrease in expenditures by these healthcare facilities could decrease demand for our capital equipment products and related services and reduce our revenue.

Distributors of our products may begin to negotiate terms of sale more aggressively in an effort to increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing or other terms of sale could adversely affect our results of operations and financial condition. In addition, if we fail to implement distribution arrangements successfully, it could cause us to lose market share to our competitors.

Outside the United States, we have experienced downward pricing pressure due to the concentration of purchasing power in centralized governmental healthcare authorities and increased efforts by such authorities to lower healthcare costs. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

Declining economic conditions could adversely affect our results of operations and financial condition.

Disruptions in the financial markets and other macro-economic challenges currently affecting the economy and the economic outlook of the United States and other parts of the world could adversely impact our customers and vendors in a number of ways, which could adversely affect us. Recessionary conditions and depressed levels of consumer and commercial spending have caused and may continue to cause customers to reduce, modify, delay or cancel plans to purchase our products and may cause vendors to reduce their output or change terms of sales. We have observed certain hospitals delaying capital equipment purchase decisions, which we expect will have an adverse impact on our financial results through the middle of calendar year 2010. If customers’ cash flow or operating and financial performance deteriorate, or if they are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of, accounts receivable owed to us. Likewise, for similar reasons, vendors may restrict credit or impose different payment terms.

We also extend credit through an equipment leasing program for a substantial portion of sales to our dispensing product customers. We are subject to the risk that if these customers fail to pay or delay payment for the dispensing products they purchase from us, it could result in longer payment cycles, increased collection costs, defaults exceeding our expectations and an adverse impact on the cost or availability of financing. These risks related to our equipment leasing program may be exacerbated by a variety of factors, including declining economic conditions, decreases in demand for our dispensing products and negative trends in the businesses of our leasing customers.

Any inability of current and/or potential customers to pay us for our products or any demands by vendors for different payment terms may adversely affect our results of operations and financial condition.

We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

We rely on a combination of patents, trademarks, copyrights, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. There can be no assurance that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us.

Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We operate in an industry characterized by extensive patent litigation. Patent litigation is costly to defend and can result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or force us to make significant royalty payments in order to continue selling the affected products. At any given time, we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future. A successful claim of patent or other intellectual property infringement against us could adversely affect our results of operations and financial condition.

Defects or failures associated with our products and/or our quality system could lead to the filing of adverse event reports, recalls or safety alerts and negative publicity and could subject us to regulatory actions.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs and negative publicity. Due to the strong name recognition of our brands, an adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our applications for new product approvals or clearances. We may also voluntarily undertake a recall of our products or temporarily shut down production lines based on internal safety and quality monitoring and testing data.

Our future operating results will depend on our ability to sustain an effective quality control system, and effectively train and manage our employee base with respect to our quality system. Our quality system plays an essential role in determining and meeting customer requirements, preventing defects and improving our products and services. While we have a network of quality systems throughout our business units and facilities, quality and safety issues may occur with respect to any of our products. A quality or safety issue may result in public warning letters, product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacturing and distribution of products, civil or criminal sanctions, refusal of a government to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside the United States, restrictions on operations or withdrawal or suspension of existing approvals. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition.

We are currently operating under a consent decree with the FDA and our failure to comply with the requirements of the consent decree may have an adverse effect on our business.

Since February 2007, we have been subject to a consent decree with the FDA relating to our Alaris SE pumps, which alleges that such pumps did not meet the standards of the Federal Food, Drug and Cosmetic Act, or FDC Act. In February 2009, we and the FDA amended the consent decree to include all infusion pumps manufactured by or for our subsidiary that manufactures and sells infusion pumps in the United States. Without admitting the allegations contained in the amended consent decree, and in addition to the requirements of the original consent decree, we agreed, among other things, to submit a corrective action plan to the FDA to bring the Alaris System and all other infusion pumps in use in the U.S. market into compliance, have our infusion pump facilities inspected by an independent expert, and have our recall procedures and all ongoing recalls involving our infusion pumps inspected by an independent recall expert, all of which have now occurred. On June 2, 2009, the FDA notified us that the corrective action plan was acceptable and that we should begin implementation of the plan. We recorded a reserve of $18 million in the third quarter of fiscal year 2009 related to the corrective action plan. We may be obligated to pay more or less than the amount that we reserved in connection with the amended consent decree and our corrective action plan because, among other things, the cost of implementing the corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the amended consent decree or our corrective action plan and therefore impose penalties under the amended consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the amended consent decree. Moreover, the matters addressed in the amended consent decree could lead to negative publicity that could have an adverse impact on our business. For several months of fiscal 2009, we also placed a hold on shipping the Alaris PCA module and related Alaris PC Unit while we sought FDA clearance for a software correction under the corrective action plan. We received the required clearance in July 2009, and we subsequently resumed shipments. The amended consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may also be required to pay monetary damages if we fail to comply with any provision of the amended consent decree. See note 11 to the unaudited consolidated and combined interim financial statements for more information. Any of the foregoing matters could disrupt our business and have an adverse effect on our results of operations and financial condition.

We may incur product liability losses and other litigation liability.

We are, and may be in the future, subject to product liability claims and lawsuits, including potential class actions, alleging that our products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in settlement payments and adjustments not covered by or in excess of insurance. In addition, we may not be able to obtain insurance on terms acceptable to us or at all because insurance varies in cost and can be difficult to obtain. Our failure to successfully defend against product liability claims or maintain adequate insurance coverage could have an adverse effect on our results of operations and financial condition.

We are involved in a number of legal proceedings. Legal proceedings are inherently unpredictable, and the outcome can result in excessive verdicts and/or injunctive relief that may affect how we operate our business, or we may enter into settlements of claims for monetary damages. Future court decisions and legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought.

We rely on the performance of our information technology systems, the failure of which could have an adverse effect on our business and performance.

Our business requires the continued operation of sophisticated information technology systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction and other events, which are beyond our control. Systems interruptions could reduce our ability to manufacture and provide service for our products, and could have an adverse effect on our operations and financial performance. The level of protection and disaster-recovery capability varies from site to site, and there can be no guarantee that any such plans, to the extent they are in place, will be totally effective.

An interruption in our ability to manufacture our products, an inability to obtain key components or raw materials or an increase in the cost of key components or raw materials may adversely affect our business.

Many of our key products are manufactured at single locations, with limited alternate facilities. If an event occurs that results in damage to one or more of our facilities, it may not be possible to timely manufacture the relevant products at previous levels or at all. In addition, for reasons of quality assurance or cost effectiveness, we purchase certain components and raw materials from sole suppliers. We may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components that are acceptable to us, could have an adverse effect on our results of operations and financial condition.

Due to the highly competitive nature of the healthcare industry and the cost containment efforts of our customers and third-party payers, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases and we are unable fully to recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability.

We may not be successful in our strategic acquisitions of, investments in, or joint development agreements with, other companies and businesses.

We may pursue acquisitions of complementary businesses, technology licensing arrangements and joint development agreements to expand our product offerings and geographic presence as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition, license arrangement or joint development agreement. Other companies may compete with us for these strategic opportunities. Even if we are successful in making an acquisition, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than we originally anticipated. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of the acquired company, including issues related to internal control over financial reporting, regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and/or rating and result in reduced availability of credit to us or in increased borrowing costs and interest expense.

We could experience difficulties in integrating geographically separated organizations, systems and facilities, and personnel with diverse backgrounds. Integration of an acquired business also may require management resources that otherwise would be available for development of our existing business. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, results of operations and financial condition could be adversely affected.

We may face significant uncertainty in the industry due to government healthcare reform.

Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. We anticipate that the current presidential administration, Congress and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. Public debate of these issues will likely continue in the future. The uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation may, while such uncertainties remain unresolved, have an adverse effect on our customers’ purchasing decisions regarding our products and services. At this time, we cannot predict which, if any, healthcare reform proposals will be adopted, when they may be adopted or what impact they may have on us.

We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

We intend to increase our investment in research and development activities and expand our sales and marketing activities. We also may make acquisitions. Our ability to take these and other actions may be limited by our available liquidity, including our ability to access our foreign cash balances in a tax-efficient manner. As a consequence, in the future, we may need to seek additional financing. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If we lose an investment grade credit rating or adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our stockholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants.

Additionally, our ability to make scheduled payments or refinance our obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control. Recent disruptions in the financial markets, including the bankruptcy or restructuring of a number of financial institutions and reduced lending activity, may adversely affect the availability, terms and cost of credit in the future. There can be no assurance that recent government initiatives in response to the disruptions in the financial markets will stabilize the markets in general or increase liquidity and the availability of credit to us.

We are subject to risks associated with doing business outside of the United States.

Our operations outside of the United States are subject to risks that are inherent in conducting business under non-U.S. laws, regulations and customs. Sales to customers outside of the United States made up approximately 31% of our revenue in the quarter ended September 30, 2009 and we expect that non-U.S. sales will contribute to future growth. The risks associated with our operations outside the United States include:

•	changes in non-U.S. government programs;

•	multiple non-U.S. regulatory requirements that are subject to change and that could restrict our ability to manufacture and sell our products;

•	possible failure to comply with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;

•	different local product preferences and product requirements;

•	possible failure to comply with trade protection and restriction measures and import or export licensing requirements;

•	difficulty in establishing, staffing and managing non-U.S. operations;

•	different labor regulations;

•	changes in environmental, health and safety laws;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	political instability and actual or anticipated military or political conflicts;

•	economic instability and inflation, recession or interest rate fluctuations;

•	uncertainties regarding judicial systems and procedures;

•	minimal or diminished protection of intellectual property in some countries; and

•	regulatory changes that may place our products at a disadvantage.

These risks, individually or in the aggregate, could have an adverse effect on our results of operations and financial condition.

We are also exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. If the U.S. dollar strengthens in relation to the currencies of other countries such as the Euro, where we sell our products, our U.S. dollar reported revenue and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies’ value can negatively impact manufacturing and selling costs. Changes in the relative values of currencies occur regularly and, in some instances, could have an adverse effect on our results of operations and financial condition.

We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various U.S. federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have an adverse effect on our results of operations and financial condition.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operation and financial condition.

We are a large multinational corporation with operations in the United States and international jurisdictions. As such, we are subject to the tax laws and regulations of the U.S. federal, state and local governments and of many international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, U.S. federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Our reserves against disputed tax obligations may ultimately prove to be insufficient.

The IRS currently has ongoing audits of fiscal years 2001 through 2007 for Cardinal Health. During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent’s Report for the tax years 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with the IRS regarding the application of the U.S. Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. Although we believe that we have provided an appropriate contingent tax reserve for these matters we may not be fully reserved for this matter and it is possible that we may be obligated to pay an amount in excess of the reserve, including the full amount that the IRS is seeking. The tax matters agreement that we entered into with Cardinal Health specifies that this matter, including the control of audit proceedings and payment of any additional liability, is our responsibility. Any such obligation could have an adverse effect on our results of operations and financial condition.

We have a significant amount of indebtedness, which could adversely affect our business and our ability to meet our obligations.

On July 1, 2009, we entered into two senior revolving credit facilities with an aggregate principal amount of $720 million. In addition, on July 14, 2009, we offered and sold $1.4 billion of senior unsecured notes that were utilized to finance our separation from Cardinal Health on August 31, 2009. This significant amount of debt could have important consequences to us and our investors, including:

•	requiring a significant portion of our cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry;

•	placing us at a competitive disadvantage to our competitors that may not be as highly leveraged with debt as we are; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent that we incur additional indebtedness, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt. In addition we may drawdown our revolving credit facilities, which would have the effect of increasing our indebtedness.

As a result of various restrictive covenants in the agreements governing our senior revolving credit facilities and our senior unsecured notes, our financial flexibility will be restricted in a number of ways. The agreements governing the senior revolving credit facilities subject us and our subsidiaries to significant financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, make distributions, pay dividends or make certain other restricted payments and investments, consummate certain asset sales, enter into transactions with affiliates, conduct businesses other than our current or related businesses, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Our senior revolving credit facilities also require us to meet certain financial ratio tests on an ongoing basis that may require us to take action and reduce debt or act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our senior revolving credit facilities. If an event of default under our senior revolving credit facilities or senior notes occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

Risks Related to the Separation

We have no operating history as a separate public company, and our financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

The unaudited consolidated and combined interim financial statements and audited combined financial statements included in this prospectus do not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•

prior to the separation, our business was operated by Cardinal Health as part of its broader corporate organization, rather than as an independent company. Cardinal Health or one of its affiliates performed various corporate functions for us, including, but not limited to, legal, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our financial results reflect allocations of corporate expenses from Cardinal Health for these and similar functions. These allocations are likely to be less than the comparable expenses we believe we would have incurred had we operated as a separate publicly traded company;

•

up until the separation, our business was integrated with the other businesses of Cardinal Health. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we have entered into transition agreements that will govern certain commercial and other relationships among us and Cardinal Health after the separation, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Cardinal Health. The loss of these benefits could have an adverse effect on our results of operations and financial condition following the completion of the separation; and

•

generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Cardinal Health. Following the completion of the separation we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Cardinal Health.

If there is a determination that the separation is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS ruling or tax opinions are incorrect or for any other reason, then Cardinal Health and its shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and we could incur significant liabilities.

In connection with the separation, Cardinal Health received a private letter ruling from the IRS substantially to the effect that, among other things, the contribution and the distribution qualified as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code. In addition, Cardinal Health received opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution qualified as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. The ruling and opinions relied on certain facts, assumptions, representations and undertakings from Cardinal Health and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings were incorrect or not otherwise satisfied, Cardinal

Health and its shareholders may not be able to rely on the ruling or the opinions of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinions of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct, have been violated or if it disagrees with the conclusions in the opinions that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Cardinal Health or us after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Cardinal Health and its shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and we could incur significant liabilities.

We may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to Cardinal Health of the contribution and the distribution, under the tax matters agreement that we entered into with Cardinal Health, we are restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions, including use of our common stock to make acquisitions and equity capital market transactions, which might increase the value of our business. The retention by Cardinal Health of shares of our common stock may further exacerbate these restrictions.

Certain of our executive officers and directors may have actual or potential conflicts of interest because of their former positions in Cardinal Health.

The ownership by some of our executive officers and some of our directors of common shares, options, or other equity awards of Cardinal Health may create, or may create the appearance of, conflicts of interest. Because of their former positions with Cardinal Health, certain of our executive officers and non-employee directors own common shares of Cardinal Health, options to purchase common shares of Cardinal Health or other equity awards. The individual holdings of common shares, options to purchase common shares of Cardinal Health or other equity awards may be significant for some of these persons compared to these persons’ total assets. Even though our board of directors consists of a majority of directors who are independent, and our executive officers ceased to be employees of Cardinal Health upon the separation, ownership by our directors and officers of common shares or options to purchase common shares of Cardinal Health, or any other equity awards, creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Cardinal Health than the decisions have for us.

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. These benefits include the following:

•

improving strategic planning, increasing management focus and streamlining decision-making by providing us the flexibility to implement our unique strategic plans and to respond more effectively to our customer needs and the changing economic environment;

•

allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, as well as resolving the current competition for capital among Cardinal Health and its investors; and

•

facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock.

We may not achieve the anticipated benefits for a variety of reasons. There also can be no assurance that the separation will not adversely affect our business.

Cardinal Health may fail to perform under various transaction agreements that were executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, we and Cardinal Health entered into various agreements, including a separation agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, intellectual property agreements and commercial agreements. The separation agreement, the tax matters agreement and employee matters agreement determined the allocation of assets and liabilities between the companies following the separation for those respective areas and include any necessary indemnifications related to liabilities and obligations. The transition services agreement provided for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on Cardinal Health to satisfy its performance and payment obligations under these agreements. If Cardinal Health is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services Cardinal Health currently provides to us. We may not be successful in implementing these systems and services or in transitioning data from Cardinal Health’s systems to ours.

Risks Related to the Exchange Notes and the Exchange Offer

We are a holding company, and our ability to repay our obligations under the exchange notes depends upon our ability to obtain funds from our subsidiaries or other sources.

We are a holding company with no material assets, other than the stock of our subsidiaries. All of our revenue and cash flow is generated through our subsidiaries and all of our operations are conducted through our subsidiaries. As a result, our ability to make payments on our indebtedness, including the exchange notes offered hereby, and to fund our other obligations is dependent not only on the ability of our subsidiaries to generate cash, but also on the ability of our subsidiaries to distribute cash to us in the form of dividends, fees, interest, loans or otherwise, as well as our ability to obtain funds from other sources of financing, which may not be available if and when required.

The exchange notes are not guaranteed by our subsidiaries and are effectively subordinated to the indebtedness of our subsidiaries.

None of our subsidiaries will guarantee our payment obligations on the exchange notes. Our right to participate in any distribution of assets of any subsidiary upon such subsidiary’s dissolution, winding-up, liquidation, reorganization or otherwise (and thus the ability of the holders of the notes to participate indirectly from the distribution) is subject to the prior claims of the creditors of that subsidiary, except to the extent that we are a creditor of the subsidiary and our claims are recognized. Therefore, the exchange notes will be effectively subordinated to all indebtedness and other obligations of our subsidiaries, including trade payables and the guarantees by certain of our subsidiaries of our revolving credit facilities. Our subsidiaries are separate legal entities and have no obligations to pay, or make funds available for the payment of, any amounts due on the exchange notes. As of September 30, 2009 our subsidiaries on a consolidated basis had approximately $4 million of capital leases, a portion of which are secured obligations, and the total assets of such subsidiaries was approximately $7.6 billion.

The exchange notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets.

The exchange notes are not secured by any of our assets. The terms of the indenture permit us to incur a certain amount of secured indebtedness without equally and ratably securing the exchange notes. If we become insolvent or are liquidated, or if payment under any of the agreements governing our secured debt is accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to agreements governing that indebtedness. Accordingly, the lenders will have a prior claim on our assets to the extent of their liens thereon. In that event, because the exchange notes are not secured by any of our assets, it is possible that there will be no assets remaining from which claims of the holders of exchange notes can be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full. As of September 30, 2009, our subsidiaries on a consolidated basis had approximately $4 million of capital leases, a portion of which are secured obligations.

Negative covenants in the indenture will have a limited effect.

The indenture governing the exchange notes will contain negative covenants that apply to us and our subsidiaries. However, the indenture does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly does not protect holders of the exchange notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the exchange notes;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the exchange notes.

In addition, the limitation on secured indebtedness covenant in the indenture contains exceptions that will allow us and our subsidiaries to create, grant or incur liens or security interests to secure a certain amount of indebtedness and a variety of other obligations without equally and ratably securing the exchange notes. See “Description of the Exchange Notes” for a description of this covenant and related definitions. In light of these exceptions, holders of the exchange notes may be structurally subordinated to new lenders.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the exchange notes.

Upon the occurrence of a change of control repurchase event (as defined under “Description of the Exchange Notes”), we will be required to offer to repurchase all outstanding exchange notes. We cannot assure you that we will have sufficient funds available to make any required repurchases of the exchange notes. Any failure to redeem or purchase tendered exchange notes would constitute a default under the indenture governing the exchange notes, which, in turn, would constitute a default under our senior credit facilities. A default, in each case, could result in the declaration of the principal and interest on all the exchange notes and our indebtedness outstanding under the senior credit facilities to be due and payable.

There may not be an active trading market for the exchange notes.

There is no existing market for the exchange notes and we do not intend to apply for listing of the exchange notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the exchange notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the exchange notes, your ability to sell your exchange notes or the price at which you will be able to sell your exchange notes. Future trading prices of the exchange notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the exchange notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the exchange notes;

•	outstanding amount of the exchange notes;

•	terms related to optional redemption of the exchange notes; and

•	level, direction and volatility of market interest rates generally.

If you do not properly tender your unregistered notes, your ability to transfer such outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for unregistered notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the unregistered notes and you should carefully follow the instructions on how to tender your unregistered notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the unregistered notes. If you do not tender your unregistered notes or if your tender of unregistered notes is not accepted because you did not tender your unregistered notes properly, then, after consummation of the exchange offer, you will continue to hold unregistered notes that are subject to the existing transfer restrictions. After the exchange offer is consummated, if you continue to hold any unregistered notes, you may have difficulty selling them because there will be fewer unregistered notes remaining and the market for such unregistered notes, if any, will be much more limited than it is currently. In particular, the trading market for unexchanged unregistered notes could become more limited than the existing trading market for the unregistered notes and could cease to exist altogether due to the reduction in the amount of the unregistered notes remaining upon consummation of the exchange offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of such untendered unregistered notes.

If you are a broker-dealer or participating in a distribution of the exchange notes, you may be required to deliver prospectuses and comply with other requirements.

If you tender your unregistered notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for unregistered notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the three months ended September 30, 2009 and the five fiscal years ended June 30, 2009, 2008, 2007, 2006 and 2005.

	For the Three Months Ended September 30, 2009	For the Fiscal Year Ended June 30,
		2009	2008	2007	2006	2005
Ratio of earnings to fixed charges	2.6	4.5	5.3	3.3	3.8	4.9

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive a like principal amount of the unregistered notes, the terms of which are identical in all material respects to the exchange notes, except as otherwise noted in this prospectus. We will retire and cancel all of the unregistered notes tendered in the exchange offer. Accordingly, the issuance of the exchange notes will not result in any change in our indebtedness or capitalization.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt, long-term debt, other obligations (less the current portion), stockholders’ equity and total capitalization as of September 30, 2009. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited consolidated and combined interim financial statements, audited combined financial statements, and the related notes thereto included elsewhere in this prospectus.

September 30, 2009
(Unaudited, in millions)
Cash and cash equivalents	$797

Debt, including current and long-term(1):
4.125% Senior Notes due 2012	248
5.125% Senior Notes due 2014	446
6.375% Senior Notes due 2019	689
Other obligations(2)	10

Total borrowings	1,393

Stockholders’ equity:
Preferred Stock (50.0 Authorized Shares; $.01 Par Value) Issued and Outstanding — None	—
Common Stock (1,200.0 Authorized Shares; $.01 Par Value) Issued and Outstanding — 221.3 at September 30, 2009	2
Additional paid-in capital	4,664
Retained earnings	8
Accumulated other comprehensive loss	(39)

Total stockholders’ equity	4,635

Total capitalization	$6,028

(1)	Senior note amounts of $250 million aggregate principal amount of 4.125% senior notes due 2012 (exclusive of debt discount of $1.6 million), $450 million aggregate principal amount of 5.125% senior notes due 2014 (exclusive of debt discount of $4.5 million) and $700 million aggregate principal amount of 6.375% senior notes due 2019 (exclusive of debt discount of $11.3 million).
(2)	Other obligations consist primarily of additional notes, loans and capital leases.

SELECTED HISTORICAL CONDENSED CONSOLIDATED AND COMBINED FINANCIAL DATA

The following table presents our selected historical condensed consolidated and combined financial data. On August 31, 2009, Cardinal Health completed our spinoff through a pro rata distribution to Cardinal Health shareholders of approximately 81% of our outstanding common stock. In connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets and that were historically managed by the Company prior to the spinoff, which were part of the clinical and medical products businesses of Cardinal Health. For the fiscal year ended June 30, 2009, these businesses were reported in our financial statements on an as-managed basis. In connection with the spinoff, effective as of August 31, 2009, these businesses have been reclassified by us as a discontinued operation. In addition, we committed to a plan to dispose our Audiology business during the quarter ended September 30, 2009, and subsequently sold the business on October 1, 2009. As a result, this business has been reclassified as a discontinued operation. The selected historical condensed consolidated and combined financial data presented in the following table reflects the reclassification of these businesses as discontinued operations.

The condensed statement of income data for the three months ended September 30, 2009 and 2008 and the condensed consolidated balance sheet data as of September 30, 2009 and condensed combined balance sheet as of September 30, 2008 have been derived from unaudited interim consolidated financial statements included in this filing. The condensed combined statement of income data for each of the three fiscal years in the three year period ending June 30, 2009 and the condensed combined balance sheet data as of June 30, 2009 and 2008 are derived from our audited combined financial statements included in this filing. The condensed combined statement of income data for fiscal 2006 and the condensed combined balance sheet data for fiscal 2007 are derived from our audited combined financial statements not included in this filing. The condensed combined balance sheet data for both fiscal 2006 and 2005 and the condensed combined statement of income data for fiscal 2005 are derived from our unaudited combined financial statements not included in this filing. The unaudited combined financial statements have been prepared on the same basis as the audited condensed combined financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical condensed consolidated and combined financial and other operating data presented below should be read in conjunction with our condensed consolidated interim financial statements and audited combined financial statements and accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations. The consolidated and combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly-traded company during the periods presented, including changes that occurred in our operations and capitalization as a result of the separation from Cardinal Health.

	For the Three Months Ended September 30,		At or for the Fiscal Year Ended June 30,(1)(2)(3)
(in millions)	2009	2008	2009	2008	2007	2006	2005
Statements of Income Data:
Revenue	$923	$915	$3,595	$3,663	$2,659	$2,322	$2,115
Gross Margin	451	437	1,731	1,767	1,296	1,132	960
Operating Income(4)	117	90	444	530	261	284	216
Income before Income Taxes	75	58	343	443	199	220	179
Income from Continuing Operations	55	30	290	333	168	162	111
Income from Discontinued Operations, Net of Tax Expense(5)	26	83	278	330	334	298	170
Net Income	81	113	568	663	502	460	281
Balance Sheet Data:
Total Assets	$7,570	$8,030	$8,349	$8,329	$7,876	$5,118	$5,046
Long-Term Obligations, less Current Portion and Other Short-Term Borrowings(6)	1,391	1,393	1,159	1,539	1,268	1,209	725
Stockholders’ Equity	4,635	—	—	—	—	—	—
Parent Company Equity(7)	—	4,890	5,451	5,048	4,887	2,762	3,159

(1)	Amounts reflect business combinations for all periods presented. See note 3 to the audited combined financial statements for further information regarding the impact of acquisitions on fiscal 2008 and 2007. The company did not complete any significant acquisitions in fiscal 2009, fiscal 2006 or fiscal 2005.
(2)	Amounts reflect restructuring and acquisition integration charges for all periods presented. Restructuring and acquisition integration charges were $72 million, $35 million, $22 million, $23 million and $41 million, in fiscal 2009, 2008, 2007, 2006 and 2005, respectively. Restructuring and acquisition integration charges were $1 million and $30 million for the three months ended September 30, 2009 and 2008, respectively.
(3)	During fiscal years 2009, 2008, 2007, 2006 and 2005, Cardinal Health allocated to us general corporate expenses in the amount of $406 million, $407 million, $428 million, $219 million and $93 million, respectively. Included within the $406 million, $407 million and $428 million of Selling, General & Administrative, or SG&A expenses, allocated to us from Cardinal Health for the years ended June 30, 2009, 2008 and 2007, are $21 million, $23 million and $23 allocable to discontinued operations. None of the SG&A expenses allocated to us from Cardinal Health in 2006 and 2005 are attributable to discontinued operations. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. Effective with the separation, we assumed responsibility for all of these functions and related costs.
(4)	During fiscal years 2008 and 2007, we incurred charges related to acquired in-process research and development of $18 million and $85 million, respectively.
(5)	A summary of our discontinued operations is presented in note 2 in the notes to the unaudited interim condensed consolidated and combined financial statements and the audited combined financial statements.
(6)	Includes, prior to August 31, 2009, the long-term portion of debt allocated from Cardinal Health. Total debt allocated by Cardinal Health is as follows as of June 30 (in millions):

2009	2008	2007	2006	2005
$1,281	$1,597	$1,259	$1,124	$753

(7)	During the first quarter of fiscal 2008, we adopted the revised provisions of Accounting Standards Codification (“ASC”) 740—Income Taxes, which clarifies the accounting for uncertainty in income taxes, the cumulative effect of which was a $35 million reduction in “Parent Company Equity”. Of the $35 million reduction in “Parent Company Equity,” $18 million is related to discontinued operations.

SELECTED HISTORICAL QUARTERLY FINANCIAL DATA

The following table sets forth our selected historical quarterly financial data:

For the Year Ended June 30,(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Unaudited, in millions, except per share data)
2010
Revenue	$923
Gross Margin	451
Income from Continuing Operations	55
Income from Discontinued Operations, Net of Tax	26
Net Income	81
Basic Earnings per Common Share:
Continuing Operations	0.25
Discontinued Operations	0.12
Basic Earnings per Common Share	0.37
Diluted Earnings per Common Share:
Continuing Operations	0.25
Discontinued Operations	0.12
Diluted Earnings per Common Share	0.37

2009
Revenue	$915	$969	$844	$867
Gross Margin(2)	437	474	418	402
Income from Continuing Operations	30	107	88	65
Income from Discontinued Operations, Net of Tax	83	81	83	31
Net Income(2)	113	188	171	96
Basic Earnings per Common Share:(5)
Continuing Operations	0.14	0.48	0.40	0.30
Discontinued Operations	0.38	0.37	0.38	0.14
Basic Earnings per Common Share	0.51	0.85	0.78	0.44
Diluted Earnings per Common Share:(5)
Continuing Operations	0.14	0.48	0.40	0.30
Discontinued Operations	0.38	0.37	0.38	0.14
Diluted Earnings per Common Share	0.51	0.85	0.78	0.44

2008
Revenue	$807	$894	$931	$1,031
Gross Margin(3)	384	428	456	499
Income from Continuing Operations	68	72	104	89
Income from Discontinued Operations, Net of Tax	74	89	81	86
Net Income(3)(4)	142	161	185	175
Basic Earnings per Common Share:(5)
Continuing Operations	0.31	0.33	0.47	0.40
Discontinued Operations	0.33	0.40	0.37	0.39
Basic Earnings per Common Share	0.64	0.73	0.84	0.79
Diluted Earnings per Common Share:(5)
Continuing Operations	0.31	0.33	0.47	0.40
Discontinued Operations	0.33	0.40	0.37	0.39
Diluted Earnings per Common Share	0.64	0.73	0.84	0.79

(1)	Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us prior to the spinoff. In addition, the Company committed to a plan to dispose of its Audiology business during the quarter ended September 30, 2009, and subsequently sold the business on October 1, 2009. As a result, these businesses have been classified as discontinued operations.
(2)	Includes charges of approximately $1 million and $18 million related to product recall during the second and third quarters, respectively.
(3)	Includes charges of approximately $3 million, $10 million and $6 million related to product recall during the first, second and third quarters, respectively, and the release of an excess reserve of $1 million in the fourth quarter.
(4)	Includes an adjustment to write off approximately $18 million related to our preliminary estimates of fair values of the IPR&D associated with the Enturia acquisition.
(5)	For periods within the fiscal years ending June 30, 2009 and 2008, basic and diluted earnings per common share are computed using the number of shares of our common stock outstanding on August 31, 2009, the date which CareFusion common stock was distributed to shareholders of Cardinal Health. Unvested shares of restricted stock are excluded from the basic shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited and unaudited consolidated and combined interim financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors including the factors we describe under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and elsewhere in this prospectus.

The unaudited consolidated and combined interim financial statements and the audited combined financial statements presented elsewhere in this prospectus reflect the consolidated operations of CareFusion Corporation and its subsidiaries as a separate, stand-alone entity subsequent to August 31, 2009. Periods presented prior to our August 31, 2009 spinoff from Cardinal Health have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health. Certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us prior to the spinoff and were part of the clinical and medical products business of Cardinal Health, were retained by Cardinal Health as a result of the spinoff and are presented in these financial statement as discontinued operations. In addition, we committed to a plan to dispose our Audiology business during the quarter ended September 30, 2009, and subsequently sold the business on October 1, 2009. As a result, this business has been reclassified by us as a discontinued operation. The discussion and analysis presented below reflect the reclassification of these businesses as discontinued operations. The discussion and analysis presented below refer to and should be read in conjunction with the audited combined financial statements and related notes. Our consolidated and combined financial statements do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods prior to the spinoff from Cardinal Health.

Introduction

Management’s discussion and analysis, which we refer to as “MD&A,” of our results of operations and financial condition is provided as a supplement to the audited financial statement, to help provide an understanding of our financial condition, changes in financial condition and results of our operations.

MD&A is organized as follows:

•	Separation from Cardinal Health, Inc. — This section provides an overview of the decision to separate CareFusion from Cardinal Health.

•	Overview — This section provides a general description of our business.

•	Factors Affecting Our Results of Operations — This section includes key issues, factors and trends that may have a significant impact on our results of operations and financial conditions.

•

Principles of Combination and Basis of Presentation — This section describes the major principles used to prepare the financial statements, including the allocation methodology and adjustments made to present our consolidated and combined financial statements.

•

Consolidated and Combined Results of Operations — This section provides an analysis of our results of operations for the three months ended September 30, 2009 and September 30, 2008 and for the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007.

•

Liquidity and Capital Resources — This section provides a discussion of our financial condition and cash flows for the three months ended September 30, 2009 and September 30, 2008 and for the fiscal years ended June 30, 2009, June 30, 2008 and June 30, 2007.

•

Critical Accounting Policies and Sensitive Accounting Estimates — This section describes the accounting policies and estimates that we consider most important for our business and that require significant judgment.

Separation from Cardinal Health, Inc.

On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. CareFusion Corporation was incorporated in Delaware on January 14, 2009 for the purpose of holding such businesses. We completed the spinoff from Cardinal Health on August 31, 2009. In connection with the spinoff, Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us (“the contribution”), and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders (“the distribution”), based on a distribution ration of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. Pursuant to the private letter ruling received from the Internal Revenue Service by Cardinal Health in connection with the separation, Cardinal Health is required to dispose of the remaining amount of our common stock that it holds within five years of the distribution date. In connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us prior to the spinoff, which were part of the clinical and medical products businesses of Cardinal Health. These lines of businesses are reflected in the CareFusion financial information as discontinued operations.

In connection with the separation and other restructuring activities not related to the separation, we expect to incur one-time expenditures of between approximately $120 million to $130 million in fiscal 2010. These expenditures primarily consist of employee-related costs, costs to start up certain stand-alone functions and information technology systems and other one-time transaction related costs. Also included are approximately $22 million of capitalized fees associated with our bridge loan facility that were expensed in the first quarter of fiscal 2010 related to the termination of that agreement on August 31, 2009. We expect to fund these costs through cash from operations, cash on hand and, if necessary, cash available from our senior unsecured revolving credit facilities. A portion of these expenditures will be capitalized and amortized over their useful lives and others will be expensed as incurred, depending on their nature. Additionally, we will incur increased costs as an independent, publicly-traded company, primarily as a result of higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. In the first year following the separation, these annual operating costs are estimated to be approximately $25 million to $30 million higher than the general corporate expenses we reported historically as being allocated to us from Cardinal Health. We believe cash flow from operations will be sufficient to fund these additional corporate expenses.

We do not anticipate that increased costs solely from becoming an independent, publicly-traded company will have an adverse effect on our growth rate in the future beyond fiscal 2010.

We believe that the separation will allow us to:

•

improve strategic planning, increase management focus and streamline decision-making by providing us the flexibility to implement our unique strategic plans and to respond more effectively to our customer needs and the changing economic environment;

•

allow us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, as well as resolve the current competition for capital among Cardinal Health and its investors; and

•	facilitate incentive compensation arrangements for employees more directly tied to the performance of our business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock.

Overview

We are a global medical technology company with clinically proven and industry-leading products and services designed to measurably improve the safety and quality of healthcare. We offer comprehensive product lines in the areas of IV infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our offerings include established brands used in hospitals throughout the United States and in more than 120 countries worldwide. Our primary product brands include: Alaris, Pyxis, AVEA, Pulmonetic Systems, Jaeger, SensorMedics, ChloraPrep and V. Mueller.

Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. For the three months ended September 30, 2009 and fiscal year ended June 30, 2009, we generated revenue of $923 million and $3.6 billion respectively, and income from continuing operations of $55 million and $290 million. Approximately, 69% of our fiscal 2009 revenue was from customers in the United States and 31% was from customers outside of the United States. In fiscal 2009, we introduced 17 new or enhanced products, and our innovation pipeline includes numerous additional new or enhanced products that are expected to be launched over the next 18 months. Our strategy is to enhance growth by focusing on healthcare safety and productivity, driving innovation and clinical differentiation, accelerating our global growth and pursuing strategic opportunities.

Our business consists of two reporting segments: Critical Care Technologies and Medical Technologies and Services.

•	Critical Care Technologies includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.

•

Medical Technologies and Services includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

Factors Affecting Our Results of Operations

The Overall Global Economic Environment, Industry Growth and Trends

Healthcare-related industries are generally less susceptible than some other industries to fluctuations in the overall economic environment. However, some of our businesses rely on capital spending from our customers (primarily hospitals), which spending can be influenced by a variety of economic factors, including interest rates, access to financing and endowment fluctuations. Significant changes in these economic factors can affect the sales of our capital equipment products, such as infusion pumps, dispensing equipment and ventilators. Additionally, sales volumes for some of our businesses are dependent on hospital admissions. Changes in admissions due to difficult economic times can affect our results for surgical and single-use products, such as infusion and respiratory disposable sets, surgical instruments and infection prevention products. Since the beginning of fiscal 2009, we have observed certain hospitals delaying capital equipment purchase decisions, which had an adverse impact on our financial results for fiscal year ended June 30, 2009, and which we expect will have an adverse impact on our financial results through the middle of calendar year 2010. Moreover, while global healthcare expenditures are projected to grow over the coming years, reimbursement and funding for these expenditures is declining. These factors are creating both pressure and opportunity in the marketplace.

Primarily in response to the delay in hospital capital spending and the overall decline in the global economy, we implemented global workforce reduction in the third quarter of fiscal 2009, which will reduce our workforce by approximately 800 people, and eliminate an additional 500 positions through normal attrition and by not filling open roles. In addition, we have implemented cost control measures and additional reductions in discretionary spending. We recorded a $19 million pre-tax restructuring for fiscal 2009 associated with these actions, and recorded an additional $1 million in the three months ended September 30, 2009. We anticipate a total of $14 million pre-tax restructuring charge associated with these actions for fiscal 2010. In fiscal 2010 and beyond, we expect to see a benefit within our operating income due to reduced expenses as a result of these cost reduction initiatives.

In addition to the factors discussed above, we also anticipate that the current presidential administration, Congress and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. The uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation may, while such uncertainties remain unresolved, have an adverse effect on our customers’ purchasing decisions regarding our products and services. At this time we cannot predict which, if any, healthcare reform proposals will be adopted, when they may be adopted or what impact they may have on us.

Innovation and New Products

Our business strategy relies significantly on innovation to develop and introduce new products and to differentiate our products from our competitors. Our investment expense in research and development increased $3 million from fiscal 2008 to fiscal 2009. Looking forward, we expect our research and development expenditures to further increase at a higher rate as we make additional investments to support our growth strategies. We plan to increase our research and development expenditures with internal initiatives, as well as licensing or acquiring technology from third parties. Our internal and external investments will be focused on initiatives that we believe will offer the greatest opportunity for growth and profitability.

With a significant investment in research and development, a strong focus on innovation and a well-managed innovation process, we believe we can continue to innovate and grow. If, however, our future innovations are not successful in meeting customers’ needs or prove to be too costly versus their perceived benefit, our growth may slow.

Competition

We operate in highly competitive markets. Our success depends on, among other things, establishing and maintaining strong customer relationships, brand recognition and technological and functional advantage for our products, particularly in our capital equipment businesses. If we fail to maintain a strong competitive position, then customers may choose not to buy our products or we may be forced to discount our products to maintain market share.

International and Foreign Exchange

We sell our products in more than 120 countries and manufacture our products in nine countries in North America, Europe, Asia and Latin America. Due to the global nature of our business, our revenue and expenses are influenced by foreign exchange movements. In fiscal 2009, approximately 26% of our sales were in currencies other than the U.S. dollar. Increases or decreases in the value of the U.S. dollar compared to other currencies will affect our reported results as we translate those currencies into U.S. dollars. The percentage of fiscal 2009 sales by major currencies was as follows:

U.S. Dollar	74%
Euro	14%
British Pound	4%
All Other	8%

100%

Product Quality and Recalls

Product quality, particularly in life saving and sustaining technologies, plays a critical role in our success. A quality or safety issue may result in public warning letters, product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside the United States, restrictions on operations or withdrawal or suspension of existing approvals. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition. In addition, recalls may negatively affect sales due to customer concerns about product quality.

During the three months ended September 30, 2009 and for the fiscal years ended June 30, 2009, 2008 and 2007, our results were negatively affected by net charges for the cost of product recalls of $1 million, $19 million, $18 million and $14 million, respectively. We are currently operating our infusion business under a consent decree from the FDA, which was entered into in fiscal 2007 to resolve seizure litigation over Alaris SE pumps and amended in fiscal 2009 to include all infusion pumps manufactured by or for our subsidiary that manufactures and sells infusion pumps in the United States. On April 24, 2009, we submitted the corrective action plan required by the amended consent decree to the FDA. Included in the corrective action plan was, among other proposed corrective actions, a software correction that addresses a potential risk identified with the Alaris PCA (Patient Controlled Analgesia) module when used with the Alaris PC Unit operating with software versions 8 through 9.1. When the products are used together, the Alaris PCA module may infuse above or below the intended infusion dose if a specific sequence of events occurs. We recorded a reserve of $18 million in the third quarter of fiscal year 2009 for the Alaris System, based on our estimate of the costs that will be incurred in connection with the corrective action plan. On June 2, 2009, the FDA notified us that the corrective action plan was acceptable and that we should begin implementation of the plan. We had placed a hold on shipping the Alaris PCA module and related Alaris PC Unit pending 510(k) clearance from the FDA for the software correction. We received 510(k) clearance on July 9, 2009 and have since resumed shipments.

In response to infusion product recalls and the consent decree, we have made substantial investments in quality systems and quality personnel headcount over the past several years. While we believe that we have made significant improvements to our product quality and overall quality systems, further quality concerns, whether real or perceived, could adversely affect our results. Conversely, improving quality can be a competitive advantage and improve our results.

Income Taxes

Our operations were historically included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Effective for the period beginning September 1, 2009, we will file stand-alone income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions.

The Internal Revenue Service, or the IRS, currently has ongoing audits of Cardinal Health’s consolidated U.S. income tax returns for fiscal years 2001 through 2007. Prior to the spinoff, we and Cardinal Health entered into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes. The tax matters agreement generally provides that the control of audit proceedings and payment of any additional liability related to our business is our responsibility.

During the quarter ended September 30, 2008, Cardinal Health received a proposed adjustment from the IRS for the tax years 2003 through 2005 related to transfer pricing arrangements between our foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS totals $462 million, excluding penalties and interest, which may be significant. We disagree with the IRS regarding its application of the U.S. Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. Although we believe that we have provided adequate contingent tax reserves for these matters under ASC 740, we may not be fully reserved for this matter and it is possible that we may be obligated to pay an amount in excess of the reserve, including the full amount that the IRS is seeking.

The effective tax rate for the quarters ended September 30, 2009 and 2008 was 27% and 48.3%, respectively. The effective tax rate for the years ended June 30, 2009, 2008 and 2007 was 15.5%, 24.8%, and 15.6%, respectively.

The difference in the effective tax rate for the quarter ended September 30, 2009 and the U.S. federal statutory rate of 35% is primarily attributable to the favorable impact of foreign earnings taxed at less than the U.S. statutory rate, offset by unfavorable discrete adjustments for uncertain tax positions and items incurred in conjunction with the spinoff, both of which were recognized in the quarter ended September 30, 2009.

Acquisitions

Acquisitions have historically played a significant role in our growth. Significant acquisitions made in the last five years include VIASYS Healthcare Inc., or Viasys, and the assets of Enturia, Inc., or Enturia. While we believe that the integration of these acquisitions has generally been successful, our failure to complete or integrate future acquisitions successfully might negatively affect our results. For further information regarding acquisitions, see “Combined Results of Operations” below and note 3 to the audited combined financial statements.

Principles of Combination and Basis of Presentation

Our combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States, or GAAP. Included within our combined financial statements are the results of certain businesses which have historically been managed by us but that were retained by Cardinal Health in the spinoff and are presented as discontinued operations. In addition, we committed to a plan to dispose our Audiology business during the quarter ended September 30, 2009, and subsequently sold the business on October 1, 2009, and therefore is presented as a discontinued operation. Our fiscal year ends on June 30. All significant intra-company transactions and accounts have been eliminated.

The consolidated and combined interim financial statements reflect the consolidated operations of CareFusion Corporation and its subsidiaries as a separate, stand-alone entity subsequent to August 31, 2009. Periods presented prior to our August 31, 2009 spinoff from Cardinal Health have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health.

All significant intercompany transactions between us and Cardinal Health have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as “Parent Company Investment.”

Our combined financial statements include expenses of Cardinal Health allocated to us for certain functions provided by Cardinal Health, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, insurance and stock-based compensation. For fiscal 2009, 2008 and 2007, Cardinal Health allocated to us general corporate expenses of $406 million, $407 million and $428 million, respectively. Included within the $406 million, $407 million and $428 million of SG&A expenses allocated to us from Cardinal Health for the years ended June 30, 2009, 2008 and 2007 are $21 million, $23 million and $23 million allocable to discontinued operations. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and Cardinal Health consider the basis on which the expenses have been allocated to be a reasonable reflection of the services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Cardinal Health under the transition services agreement. In addition to the transition services agreement, we entered into a number of commercial agreements with Cardinal Health in connection with the separation, many of which have terms longer than one year.

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our domestic cash was transferred to Cardinal Health daily and Cardinal Health funded our operating and investing activities as needed. A portion of Cardinal Health’s consolidated debt has been allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. Cardinal Health’s historical long-term debt balances were allocated to us based on a debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, leverage ratio, which, based on discussions with external advisors and comparisons with BBB-rated companies in the S&P 500, is consistent with an investment grade credit rating. This allocation methodology is also generally consistent with management’s long-term capital structure plans for CareFusion as a separate, stand-alone company. In contrast, short-term debt balances (e.g., commercial paper, bank loans) held at the corporate level were not allocated down to CareFusion as this debt was issued to fund the operations of the Cardinal Health healthcare supply chain services businesses. As both CareFusion and Cardinal Health have established post-spin capital structures that support investment grade credit ratings, we believe that utilizing financial metric targets to allocate historical third-party debt is reasonable and appropriate. Cardinal Health debt allocated as of June 30, 2009 and 2008 was $1,281 million and $1,597 million, respectively. Net interest expense has been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges. For fiscal years 2009, 2008 and 2007, Cardinal Health allocated to us net interest expense of $80 million, $88 million and $72 million, respectively. Cash transfers to and from Cardinal Health’s U.S. domestic cash management accounts are reflected in “Parent Company Investment” in the combined balance sheets.

We believe that the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with maintaining an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

The combined financial statements also include the push down of certain assets and liabilities that have historically been held at the Cardinal Health corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Cardinal Health at the corporate level were not allocated to us for any of the periods presented. Cash and equivalents in our combined balance sheets primarily represent cash held locally by international entities included in our combined financial statements. Transfers of cash to and from Cardinal Health’s domestic cash management system are reflected as a component of Parent Company Investment on the combined balance sheets. Cardinal Health maintains self-insurance programs at a corporate level. We were allocated a portion of expenses associated with these programs as part of the general corporate overhead expenses. We were not allocated any portion of the related reserves as these reserves represent obligations of Cardinal Health which are not transferable.

See note 1 to the audited combined financial statements for additional detail regarding the push down of assets and liabilities, including certain prepaid expenses, property and equipment and employee compensation liabilities.

Our consolidated and combined financial statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods presented.

See note 15 to the audited combined financial statements and note 13 to the unaudited consolidated and combined interim financial statements for further description of the transactions between Cardinal Health and us.

Results of Operations

First Quarter Fiscal Year 2010 compared to First Quarter Fiscal Year 2009

Below is a summary of comparative results of operations and a more detailed discussion of results for the quarters ended September 30, 2009 and 2008:

	Quarters Ended September 30,
(in millions)	2009	2008	Change
Revenue	$923	$915	$8
Cost of Products Sold	472	478	(6)

Gross Margin	451	437	14
Selling, General and Administrative Expenses	297	280	17
Research and Development Expenses	36	37	(1)
Restructuring and Acquisition Integration Charges	1	30	(29)

Operating Income	117	90	27
Interest Expense and Other, Net	42	32	10

Income Before Income Tax	75	58	17
Provision for Income Tax	20	28	(8)

Income from Continuing Operations	55	30	25
Income from Discontinued Operations, Net of Tax	26	83	(57)

Net Income	$81	$113	$(32)

Revenue

During the first quarter of fiscal 2010, revenues increased 1% to $923 million, driven primarily by increased sales of ventilators, infusion pumps and perioperative dispensing systems. Our capital equipment sales continue to be slowed by hospital delays in capital spending, however, we did realize increased sales in infusion products as a result of a release of our FDA ship hold in July 2009, as well as increased sales in our respiratory products as a result of emergency preparedness for the potential effects of influenza viruses.

Revenue in our Critical Care Technologies segment, or CCT, decreased by $1 million to $617 million in the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. Revenue for the CCT segment increased by 2% on a constant currency basis.

The decrease in revenue was attributable to a decrease in dispensing equipment revenues due primarily to continued delays in hospital capital spending and charges associated with a revised estimate of accrued rebates to third party distributors of infusion disposable products of $9 million. This revised estimate of accrued rebates was based on an inventory review conducted in connection with the spinoff, which provided us with more precise inventory information from our distributor customers. These decreases were partially offset by increases in sales of infusion and respiratory equipment and respiratory disposable products. The increase in the infusion equipment revenues was largely attributable to the release of the shipping hold on the Alaris System in July 2009 and the fulfillment of previously delayed customer orders that resulted from the FDA ship hold. Our respiratory ventilator businesses experienced increased sales as a result of emergency preparedness for the potential effects of influenza viruses.

Revenue in our Medical Technologies and Services segment, or MT&S, increased by $9 million, or 3%, to $306 million in the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. Revenue for the MT&S segment increased by 8% on a constant currency basis.

The revenue increase is attributable to growth, net of unfavorable changes in foreign currency exchange rates, in our international surgical products business, which distributes Cardinal Health’s infection prevention products; volume increases in international surgical and interventional specialties products; and continued growth in our skin preparation product line. These revenue increases were partially offset by a decline in equipment revenues, primarily our neurological diagnostic equipment.

Cost of Products Sold

Cost of products sold decreased $6 million, or 1%, to $472 million during the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. The reduction in cost of products sold is primarily attributable to decreased sales volumes within our dispensing business resulting from lower hospital capital spending and manufacturing savings resulting from: (a) improved utilization of raw materials for our dispensing products, (b) the relocation of certain of our manufacturing processes and those of our suppliers to facilities in lower cost jurisdictions, and (c) favorable overhead absorption resulting from increased utilization of infusion production facilities. Changes in foreign currency exchange rates also favorably affected cost of products sold. Partially offsetting these decreases were increases in cost of sales related to our higher sales volume of infusion and respiratory equipment and disposables and international distribution of Cardinal Health infection prevention products.

Gross Margin

Gross margin increased $14 million, or 3%, to $451 million during the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. As a percentage of revenue, gross margin increased to 49% from 48% in the quarters ended September 30, 2009 and 2008, respectively. The increase in gross margin is primarily attributable to the favorable impacts in manufacturing costs identified above; changes in foreign currency exchange rates; a change in sales mix in our skin preparation businesses towards higher margin products; and additional margins earned in our international distribution of Cardinal Health infection prevention products. These changes were partially offset by the revised estimate of accrued rebates associated with third party distributors of infusion disposable products discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A, increased $17 million, or 6%, to $297 million during the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. The increase in SG&A is attributable to incremental operating costs related to standing up certain corporate functions; one-time costs associated with our spinoff from Cardinal Health of $15 million; and increases in discretionary variable compensation and share-based compensation of $15 million. Partially offsetting these increases are the favorable impacts of previous reductions in force initiated in the third quarter of fiscal year 2009 of $13 million and the favorable effects of changes in foreign currency exchange rates.

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges decreased $29 million, or 97%, to $1 million in the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. During fiscal year 2009, we launched a series of restructuring programs with the goal to provide improved management focus through the re-alignment of the management structure and lowering its cost structure through a reduction in global workforce. The entire restructuring program is expected to result in $67 million in pre-tax charges. During the first quarter of fiscal year 2010, we recorded $1 million of expense associated with these restructuring programs and have incurred $58 million of the total expected $67 million to date. These programs are expected to be completed during fiscal year 2010. During the first quarter of fiscal year 2009, restructuring and acquisition integration charges were primarily comprised of employee related restructuring charges of $27 million and integration expenses related to our 2007 acquisition of Viasys.

Operating Income

Operating income increased 30% to $117 million in the first quarter of fiscal year 2010 compared to the first quarter of fiscal 2009. The increase was primarily due to favorable product mix and a 1% improvement in gross margin as a percentage of revenue. Included in the increase in operating earnings are certain one-time and incremental expenses related to standing up as a public company. In addition, we have, and expect to continue to, experience benefits from our restructuring programs initiated in March 2009, which we expect will continue to positively impact operating earnings through the majority of fiscal 2010.

Segment profit in our Critical Care Technologies reportable segment increased by $26 million, or 35%, to $101 million during the first quarter of 2010 as compared to the first quarter of 2009. The increase in segment profit is attributable to decreases in restructuring and acquisition integration charges of $21 million, improvements in gross margin earned, as discussed above, partially offset by increased SG&A expenses resulting from incremental operating costs from standing up as a public company, and one-time costs associated with our spinoff from Cardinal Health.

Segment profit in our Medical Technologies and Services reportable segment increased by $1 million to $16 million during the first quarter of fiscal year 2010 as compared to the first quarter of fiscal year 2009. The increase in segment profit is attributable to decreases in restructuring and acquisition integration charges of $8 million and incremental gross margin earned during the first quarter of fiscal year 2010. The increases were partially offset by higher SG&A expenses resulting from incremental operating costs from standing up as a public company and one-time costs associated with our spinoff from Cardinal Health.

Interest Expense and Other, Net

Interest expense and other, net increased $10 million, or 31%, to $42 million in the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. The increase is primarily attributable to a one-time write-off of debt issuance and related costs of $22 million associated with the bridge loan facility, which was terminated on August 31, 2009; a net decrease in foreign currency exchange losses largely attributable to losses incurred during the first quarter of fiscal year 2009 of $15 million; and a reduction of interest expense associated with our long-term debt. In general, gains and losses resulting from foreign currency exchange rates are related to the remeasurement of receivables and payables which are denominated in currencies other than the functional currency of the subsidiary which holds the receivable or payable.

During the first quarter of fiscal year 2010, we incurred interest expense associated with debt allocated from Cardinal Health, until such debt was replaced with the $1.4 billion of senior notes offering on July 14, 2009.

Provision for Income Tax

Income tax expense was $20 million for the first quarter of fiscal 2010, compared to $28 million for the first quarter of fiscal 2009. The $8 million decrease in income tax expense was primarily due to a discrete tax expense recognized in the first quarter of fiscal 2009 for uncertain tax positions as a result of proposed adjustments received from the IRS for tax years 2003 – 2005, as well as a favorable impact of a year over year shift in earnings taxed in foreign jurisdictions, which are taxed at rates less than the U.S. effective rate.

For additional detail regarding the provision for income taxes, see note 10 to our unaudited consolidated and combined interim financial statements.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, decreased $57 million in the first quarter of fiscal year 2010 to $26 million compared to $83 million in the first quarter of fiscal year 2009. Included in discontinued operations are (a) certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us prior to the spinoff and were part of the clinical and medical products business of Cardinal Health, and were retained by Cardinal Health as a result of the spinoff and (b) the Audiology business which produces and markets hearing diagnostic equipment. The businesses retained by Cardinal Health have been presented as a discontinued operation for all periods reported through the date of our spinoff of August 31, 2009. The Audiology business was sold on October 1, 2009, but treated as a discontinued operation as it met the criteria for classification of assets held for sale within ASC 360 — Property, Plant and Equipment as of September 30, 2009 . See note 2 to our unaudited consolidated and combined interim financial statements for further information related to these discontinued operations.

The decrease in net income from discontinued operations was due to higher domestic earnings during the first quarter of fiscal year 2010, which resulted in a higher effective tax rate than in the first quarter of fiscal year 2009 (approximately $19 million); the impact of one less month of operations for the business retained by Cardinal Health (approximately $15 million); and the impairment of the Audiology business (approximately $7 million). Other contributors to the decrease in net income from discontinued operations included increased SG&A as a result of higher comparable revenues in the first quarter of fiscal year 2010; and an increase in interest expense and other, net from one-time gains achieved in the first quarter of fiscal year 2009 that were not repeated in the first quarter of fiscal year 2010.

Combined Results of Operations

The following table presents, for the periods indicated, selected items from our combined financial statements:

	Fiscal Year Ended June 30,			Change
(in millions)	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Revenue	$3,595	$3,663	$2,659	(2)%	38%
Gross Margin	1,731	1,767	1,296	(2)%	36%
Gross Margin Percentage	48.2%	48.2%	48.7%
Operating Income	444	530	261	(16)%	103%
Provision for Income Taxes	53	110	31	(52)%	255%
Effective Tax Rate	15.5%	24.8%	15.6%
Income from Continuing Operations	290	333	168	(13)%	98%
Income from Discontinued Operations	278	330	334	(16)%	(1)%

Net Income	$568	$663	$502	(14)%	32%

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal years ended June 30, 2009 and 2008:

	Fiscal Year Ended June 30,			% of Revenue
(in millions)	2009	2008	Change	2009	2008
Revenue	$3,595	$3,663	(2)%
Cost of Products Sold	1,864	1,896	(2)%	52%	52%
Gross Margin	1,731	1,767	(2)%	48%	48%
Selling, General and Administrative Expenses	1,055	1,027	3%	29%	28%
Research and Development Expenses	160	157	2%	4%	4%
Restructuring and Acquisition Integration Charges	72	35	106%	2%	1%
Acquired In-Process Research and Development	—	18	(100)%	—%	—%

Operating Income	444	530	(16)%	12%	14%
Interest Expense and Other, Net	101	87	16%	3%	2%

Income Before Income Taxes	343	443	(23)%	10%	12%
Provision for Income Taxes	53	110	(52)%	1%	3%

Income from Continuing Operations	290	333	(13)%	8%	9%
Income from Discontinuing Operations, Net of Taxes	278	330	(16)%	8%	9%

Net Income	$568	$663	(14)%	16%	18%

Revenue

Total revenue decreased by $68 million to $3,595 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. The revenue decline resulted from lower sales volume in our capital equipment businesses ($149 million), as a result of the deferral of capital spending by hospitals and a ship hold on our Alaris infusion devices. Hospitals delayed their capital spending during fiscal 2009 due to the decline in the overall global economic environment, which we believe created uncertainty in regards to access to capital markets and reduced the size of hospital endowments that are utilized to provide funding for capital equipment products. For several months of fiscal 2009, we also placed a hold on shipping the Alaris PCA module and related Alaris PC Unit while we sought FDA clearance for a software correction under the corrective action plan, which we received in July 2009. As a result of these items, the volume of our capital equipment sales decreased, and overall capital goods products revenues decreased ($149 million). Additionally, revenue declined due to unfavorable changes in foreign exchange rates ($99 million). Sales transactions denominated in currencies other than the United States dollar comprised approximately 26% of our total revenue in fiscal year 2009, of which the majority is denominated in euros and British pounds. On average during fiscal year 2009, the United States dollar strengthened relative to the euro and British pound by approximately 7% and 26%, respectively.

The aforementioned revenue declines were partially offset by revenue increases associated with acquisitions ($170 million), primarily due to our acquisition of Enturia in fiscal year 2008; international growth, exclusive of effects of foreign exchange ($23 million); and new products ($21 million).

Segment revenue is shown in the table below:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	Change
Critical Care Technologies	$2,429	$2,603	(7)%
Medical Technologies and Services	1,166	1,060	10%

Revenue	$3,595	$3,663	(2)%

Critical Care Technologies segment revenue decreased $174 million, or 7%, to $2,429 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. This decrease was due primarily to lower sales volume of capital equipment due to delays in hospital capital spending and the Alaris infusion device ship hold discussed above ($149 million) and the negative effect of changes in foreign exchange rates ($59 million), partially offset by increases in revenues associated with new products, largely due to new respiratory ventilator equipment products ($20 million).

Medical Technologies and Services segment revenue increased $106 million, or 10%, to $1,166 million, for the fiscal year ended June 30, 2009, compared to the prior fiscal year. The revenue increase was primarily due to acquisitions (approximately $170 million); international revenue growth, excluding effects of foreign exchange rates ($31 million). These increases were partially offset by the negative effect of changes in foreign exchange rates ($40 million), and a decline in diagnostic capital equipment ($18 million) and instrument revenues ($11 million).

Cost of Products Sold

Cost of products sold decreased $32 million, or 2%, to $1,864 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. As a percentage of revenue, cost of products sold totaled 52% in both fiscal year 2009 and fiscal year 2008.

The decrease in cost of products sold was due to the decrease in sales volume of capital equipment and benefits associated with changes in foreign exchange rates; partially offset by the costs associated with incremental revenues from acquisitions, primarily Enturia, and increases in international sales volume.

Gross Margin

For the foregoing reasons, gross margin decreased $36 million, or 2%, to $1,731 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. Gross margin as a percentage of revenue was 48% in both fiscal year 2009 and fiscal year 2008.

During fiscal year 2009, gross margin was affected by a variety of offsetting factors, including: international pricing pressure; the effects of foreign exchange, in which the benefits of changes in foreign exchange rates associated with our procurement transactions were more than outweighed by unfavorable impacts associated with sales transactions; the adverse effects of the under-utilization of our capital equipment manufacturing facilities; and increased sales volumes in certain of our infection prevention and skin preparation businesses and a shift in sales mix favoring disposable products within our Critical Care Technologies segment due to the decline in sales volume of capital equipment. Our infection prevention, skin preparation, and disposable products each recognize higher margins than our other product offerings.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses increased $28 million, or 3%, to $1,055 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. SG&A expenses increased primarily due to acquisitions ($50 million), additional investments in product quality processes ($11 million), and additional provisions for bad debts ($4 million). These increases were partially offset by a decrease due to favorable changes in foreign exchange rates ($25 million) and a decrease in management incentive compensation expense ($19 million).

SG&A expenses allocated by Cardinal Health to us during the fiscal years ended June 30, 2009 and 2008 were $406 million and $407 million, respectively. Included within the $406 million and $407 million of SG&A expenses allocated to us from Cardinal Health for the years ended June 30, 2009 and 2008 are $21 million and $23 million associated with discontinued operations. Allocated SG&A expenses include expenses for shared functions, including management, finance, financial shared services, human resources, information technology, legal, legislative affairs and management incentive plan expenses. SG&A expenses historically allocated to us are not likely to be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented or for future periods following our separation from Cardinal Health.

Research and Development

Research and development expenses increased $3 million, or 2%, to $160 million during the fiscal year ended June 30, 2009, compared to the prior fiscal year.

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges increased $37 million, or 106%, to $72 million during the fiscal year ended June 30, 2009, compared to the prior fiscal year. Restructuring and acquisition integration charges incurred in fiscal 2009 were primarily comprised of integration expenses associated with Viasys ($9 million); employee-related restructuring costs ($40 million); and facility exit costs ($20 million). In the third quarter of fiscal year 2009, we announced a cost reduction initiative primarily in response to the delay in hospital capital spending and the overall decline in the global economy. Under this initiative, we will reduce our global workforce by approximately 800 people, and eliminate an additional 500 positions through normal attrition and by not filling open roles. In fiscal year 2009, we recorded a $19 million pre-tax restructuring charge associated with this cost reduction initiative, included within employee-related restructuring costs identified above, and expect to record an additional $14 million pre-tax restructuring charge in fiscal year 2010.

Restructuring and acquisition integration charges incurred in fiscal 2008 were primarily comprised of integration costs associated with our acquisition of Viasys and restructuring costs related to the closure of a replenishment center, headcount reductions within existing operations and other facility exit costs.

Acquired In-process Research and Development

In connection with our acquisition of certain businesses in fiscal year 2008, we obtained in-process research and development projects, or IPR&D. At the time of acquisition, these projects had not yet achieved technological feasibility and were deemed to have no alternative use and, accordingly, the estimated fair value of the IPR&D was expensed at the acquisition date. During fiscal 2008, we recorded charges to write off our preliminary estimates of fair values of the IPR&D associated with the Enturia acquisition ($18 million), other minor acquisitions ($25 million), and adjusted downward the IPR&D charges initially recorded in fiscal year 2007 associated with the Viasys acquisition based on the final valuation of its related IPR&D in fiscal 2008 ($25 million).

Operating Income

For the foregoing reasons, operating income decreased $86 million, or 16%, to $444 million during the fiscal year ended June 30, 2009, compared to the prior fiscal year. Operating income as a percentage of revenue decreased to 12% in fiscal 2009 compared to 14% in the prior fiscal year.

Segment profit from our two reporting segments, Critical Care Technologies and Medical Technologies and Services, is shown in the table below:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	Change
Critical Care Technologies	$402	$511	(21)%
Medical Technologies and Services	114	72	58%
Segment Profit	516	583	(11)%
Restructuring and Acquisition Integration Charges	72	35
Acquired In-Process Research and Development	—	18

Operating Income	$444	$530

Critical Care Technologies segment profit decreased $109 million, or 21%, to $402 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. The decrease in segment profit was primarily a result of a lower sales volume of capital equipment due to the delay in hospital capital spending and the Alaris infusion device ship hold ($85 million) and unfavorable changes in foreign exchange rates ($22 million). Segment profit as a percentage of segment revenue was 17% and 20% in fiscal 2009 and fiscal 2008, respectively.

Medical Technologies and Services segment profit increased $42 million, or 58%, to $114 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. The increase in segment profit was primarily due to the profitability of prior year acquisitions ($51 million); partially offset by unfavorable changes in foreign exchange rates ($11 million). Segment profit as a percentage of segment revenue was 10% and 7% in fiscal 2009 and fiscal 2008, respectively.

Interest Expense and Other

Interest expense and other, net increased $14 million, or 16%, to $101 million during the fiscal year ended June 30, 2009, compared to the prior fiscal year. The increase in interest expense and other, net was primarily the result of increases in losses due to changes in foreign exchange rates ($32 million), partially offset by a reduction in interest expense allocated to us by Cardinal Health ($8 million).

Interest expense allocated to us by Cardinal Health totaled $80 million and $88 million in fiscal year 2009 and 2008, respectively. The decrease in allocated interest expense was primarily due to lower levels of debt allocated to us by Cardinal Health. See note 10 to the audited combined financial statements for further information.

Provision for Income Taxes

For the fiscal year ended June 30, 2009, our provision for income taxes decreased $57 million, or 52%, to $53 million, compared to the prior fiscal year. The decrease in income tax expense was due to a reduction in income before income taxes, a decrease related to a claim filed with the IRS to amend our position relative to sales type lease transactions ($24 million), and a decrease for the revaluation of our deferred tax assets and liabilities to account for the impact of internal reorganizations ($21 million). These decreases in tax are partially offset by an unfavorable tax adjustment for accrued interest related to proposed tax assessments ($9 million), and the impact of nondeductible IPR&D charges in fiscal 2008 ($9 million). As a result of this activity, our effective tax rate decreased to 15.5% in fiscal year 2009 from 24.8% in fiscal year 2008.

During the third quarter of 2009, Cardinal Health filed a claim with the IRS to amend the filing position taken on its U.S. federal income tax return for fiscal years 2004 through 2006 related to a secured loan transaction involving certain of our sales-type lease receivables. Since our income taxes are presented on a separate return basis, we recognized a $24 million net tax benefit in the third quarter of fiscal year 2009 related to this item.

For additional detail regarding the provision for income taxes, see note 11 to our audited combined financial statements.

Income from Continuing Operations

For the foregoing reasons, income from continuing operations decreased $43 million, or 13%, to $290 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. Income from continuing operations as a percentage of revenue was 8% and 9% in fiscal 2009 and fiscal 2008, respectively.

Income from Discontinued Operations, Net of Tax Expense

Income from discontinued operations, net of tax expense decreased $52 million, or 16% to $278 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. The decrease was attributable to a gross margin decline ($28 million) due to a shift in product mix towards lower margin products and increases in cost of petroleum based raw materials and the net affect of increased SG&A expenses ($23 million); a gain on the sale of a business unit in fiscal 2008 ($11 million); and an increase in tax expense ($24 million). These decreases were partially offset by an increase in royalty income ($44 million).

Net Income

For the foregoing reasons, net income decreased $95 million, or 14%, to $568 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year.

Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007

Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal years ended June 30, 2008 and 2007:

	Fiscal Year Ended June 30,			% of Revenue
(in millions)	2008	2007	Change	2008	2007
Revenue	$3,663	$2,659	38%
Cost of Products Sold	1,896	1,363	39%	52%	51%

Gross Margin	1,767	1,296	36%	48%	49%
Selling, General and Administrative Expenses	1,027	827	24%	28%	31%
Research and Development Expenses	157	101	55%	4%	4%
Restructuring and Acquisition Integration Charges	35	22	59%	1%	1%
Acquired In-Process Research and Development	18	85	(79)%	—%	3%

Operating Income	530	261	103%	14%	10%
Interest Expense and Other, Net	87	62	40%	2%	2%

Income Before Income Taxes	443	199	123%	12%	7%
Provision for Income Taxes	110	31	255%	3%	1%

Income from Continuing Operations	333	168	98%	9%	6%
Income from Discontinued Operations, Net of Taxes	330	334	(1)%	9%	13%

Net Income	$663	$502	32%	18%	19%

Revenue

Revenue increased $1,004 million, or 38%, to $3,663 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Revenue growth was favorably affected by acquisitions ($605 million); increased sales volume to existing customers ($160 million); international revenue growth ($121 million), which included the positive effect of foreign exchange rates ($85 million); and new products ($80 million).

Segment revenue is shown in the table below:

	Fiscal Year Ended June 30,
(in millions)	2008	2007	Change
Critical Care Technologies	$2,603	$1,905	37%
Medical Technologies and Services	1,060	754	41%

Revenue	$3,663	$2,659	38%

Critical Care Technologies segment revenue increased $698 million, or 37%, to $2,603 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. This increase was due primarily to acquisitions ($420 million), primarily related to increased sales of respiratory equipment from the Viasys acquisition;

increased sales to existing customers ($115 million), largely related to medication dispensing equipment; increased revenue from new products ($73 million) and new customers ($33 million), largely related to new infusion product releases and successful competitive infusion product placements; the favorable effect of changes in foreign exchange rates ($33 million); and financing interest on sales-type leases ($14 million).

Medical Technologies and Services segment revenue increased $306 million, or 41%, to $1,060 million, for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Revenues increased primarily due to acquisitions ($185 million), primarily related to increased sales of neurological diagnostic equipment from the Viasys acquisition and infection prevention products from the Enturia acquisition. Revenue also increased from sales to existing customers ($45 million), and an increase in international revenue ($92 million), primarily across Europe, which included the favorable effect of changes in foreign exchange rates ($53 million).

Cost of Products Sold

Cost of products sold increased $533 million, or 36%, to $1,896 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Cost of products sold increased primarily due to acquisitions ($322 million), primarily related to the Viasys acquisition; the aforementioned increases in sales to existing customers and new products; and the unfavorable effect of changes in foreign exchange rates ($48 million). In addition, our Critical Care Technologies segment experienced increased costs associated with infusion product recalls ($4 million).

Gross Margin

For the foregoing reasons, gross margin increased $471 million, or 36%, to $1,767 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Gross margin as a percentage of revenue was 48% and 49% in fiscal year 2008 and fiscal year 2007, respectively.

Selling, General and Administrative Expenses

SG&A expenses increased $200 million, or 24%, to $1,027 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase in SG&A expense was primarily due to acquisitions ($190 million); the unfavorable effect of changes in foreign exchange rates ($20 million); and increased variable costs associated with our revenue growth, partially offset by decreases in equity-based and other variable compensation ($19 million); and a decrease in SG&A expenses allocated to us by Cardinal Health ($21 million). SG&A expenses allocated by Cardinal Health to us during the fiscal years ended June 30, 2008 and 2007 were $407 million and $428 million, respectively. The $407 million and $428 million of SG&A expenses allocated to us from Cardinal Health for the years ended June 30, 2008 and 2007 each include $23 million associated with discontinued operations.

Research and Development

R&D expenses increased $56 million, or 55%, to $157 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. This increase was due to acquisitions ($40 million), primarily the Viasys acquisition, and increased spending on innovation ($9 million).

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges increased $13 million or 59% to $35 million during the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase was due to increased acquisition integration charges ($16 million) partially offsetting a reduction in restructuring charges ($3 million).

The acquisition integration charges incurred during fiscal 2008 were primarily a result of the acquisition of Viasys ($24 million). The acquisition integration charges incurred during fiscal 2007 were primarily a result of the acquisition of Viasys ($8 million).

Restructuring charges incurred during fiscal 2008 related to the closure of a replenishment center, headcount reductions within existing operations and other facility exit costs. The restructuring costs incurred for fiscal 2007 related to facility closures, a global restructuring program initiated in fiscal 2005 and projects aimed at improvements in manufacturing cost and efficiency.

See note 4 to the audited combined financial statements for additional detail regarding these restructuring and acquisition integration charges.

Acquired In-process Research and Development

In connection with our acquisition of certain businesses in fiscal years 2008 and 2007, we obtained in-process research and development projects, or IPR&D. At the time of acquisition, these projects had not yet reached technological feasibility and were deemed to have no alternative use and, accordingly, the estimated fair value of the IPR&D was expensed at the acquisition date. These projects primarily related to the following areas:

•	Infection prevention (acquired in connection with the fiscal 2008 acquisition of Enturia);

•	Respiratory therapy diagnostic instruments and ventilation products (acquired in connection with the fiscal 2007 acquisition of Viasys); and

•	Surgical devices (acquired in connection with the 2008 acquisition of other businesses that were individually not significant).

IPR&D decreased $67 million to $18 million during the fiscal year ended June 30, 2008, compared to the prior fiscal year.

During fiscal 2008, we recorded charges to write off our preliminary estimates of fair values of the IPR&D associated with the Enturia acquisition ($18 million) and other acquisitions ($25 million). During fiscal 2008, we finalized the valuation of the IPR&D associated with the Viasys acquisition and recorded an adjustment ($25 million) to reduce the cumulative IPR&D charge associated with the Viasys acquisition to $59 million.

During fiscal 2007, we recorded a charge to write off our preliminary estimate of the fair value of the IPR&D associated with the Viasys acquisition ($84 million).

The fair value of the IPR&D was determined using the discounted cash flow method. The discounted cash flow was determined based upon projected revenue, expenses and contributory assets related to the specific project and a discount rate based upon the overall weighted average cost of capital for the asset and the additional risk related to the uncertainty of the project. We also assessed the current status of development, nature and timing of efforts to complete such development, uncertainties, and other factors when estimating the fair value. Costs were not assigned to IPR&D unless future development was probable.

At the time of acquisition, the in-process projects were at various stages of completion with some requiring several years to reach commercialization. The estimated cost to complete the projects at the date of the acquisitions was $33 million. The majority of the technology has not yet come to fruition as it is still in process; however, completion is expected for all projects by the end of calendar year 2011. See note 3 to the audited combined financial statements for additional detail regarding acquired IPR&D.

Operating Income

For the foregoing reasons, operating income increased $269 million, or 103%, to $530 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Operating income as a percentage of revenue increased to 14% in fiscal year 2008 as compared to 10% compared in fiscal year 2007.

Segment profit from our two reporting segments, Critical Care Technologies and Medical Technologies and Services, is shown in the table below:

	Fiscal Year Ended June 30,
(in millions)	2008	2007	Change
Critical Care Technologies	$511	$345	48%
Medical Technologies and Services	72	23	213%

Segment Profit	583	368	58%
Restructuring and Acquisition Integration Charges	35	22
Acquired In-Process Research and Development	18	85

Operating Income	$530	$261

Critical Care Technologies segment profit increased $166 million, or 48%, to $511 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase in segment profit was primarily a result of the profitability associated with acquisitions ($38 million); favorable changes in foreign exchange rates ($16 million); and the remainder due primarily to earnings associated with non-acquisition related revenue growth. Segment profit as a percentage of revenue was 20% and 18% in fiscal year 2008 and fiscal year 2007, respectively.

Medical Technologies and Services segment profit increased $49 million, or 213%, to $72 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase in segment profit was primarily a result of profitability associated with acquisitions ($15 million) and the earnings associated with the increases in international sales and favorable changes in foreign exchange rates ($13 million). Segment profit as a percentage of revenue was 7% and 3% in fiscal year 2008 and fiscal year 2007, respectively.

Interest Expense and Other

Interest expense and other increased $25 million, or 40%, to $87 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase was primarily due to an increase in interest expense ($14 million) primarily resulting from increased levels of debt allocated to us by Cardinal Health. For fiscal 2008 and fiscal 2007, interest expense allocated to us by Cardinal Health was $88 million and $72 million, respectively.

Provision for Income Taxes

For the fiscal year ended June 30, 2008, our provision for income taxes increased $79 million, or 255%, to $110 million, compared to the prior fiscal year.

The effective tax rate for the fiscal year ended June 30, 2008 was 24.8% compared to 15.6% for the prior fiscal year. The increase in income tax expense and the effective tax rate was due to an increase in domestic income which is taxed at higher rates than foreign income and a revaluation of state deferred tax assets and liabilities during the fiscal year ended June 30, 2007 ($19 million). These increases were partially offset by the effect of a one time permanent difference during the fiscal year ended June 30, 2007 for non-deductible IPR&D associated with the Viasys acquisition ($40 million).

Income from Continuing Operations

For the foregoing reasons, income from continuing operations increased $165 million, or 98%, to $333 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Income from continuing operations as a percentage of revenue was 9% and 6% in fiscal year 2008 and fiscal year 2007, respectively.

Income from Discontinued Operations, Net of Tax Expense

Income from discontinued operations, net of tax expense decreased $4 million, or 1%, to $330 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Income from discontinued operations, net of tax decreased primarily as a result of an increase in SG&A expense ($15 million) and a decrease in royalty income earned from Cardinal Health ($19 million); partially offset a gain on the sale of a business unit ($11 million).

Net Income

For the foregoing reasons, net income increased $161 million, or 32%, to $663 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year.

Liquidity and Capital Resources

Overview

Following the spinoff, our capital structure, long-term capital commitments and sources of liquidity changed significantly from our historical capital structure, long-term capital commitments and sources of liquidity. We will no longer receive cash from Cardinal Health to fund our operating or investing needs. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, overall capacity and terms of financing arrangements, and access to the capital markets. We believe that our future cash from operations together with our access to funds available under our senior unsecured revolving credit facilities and the capital markets will provide adequate resources to fund both short-term and long-term operating requirements, capital expenditures, acquisitions and new business development activities.

We incurred indebtedness with a face value of $1.4 billion in connection with the spinoff from Cardinal Health. On August 31, 2009, we used the proceeds of this debt of $1.374 billion to make a distribution to Cardinal Health, and as a result, those proceeds are not available for our business needs.

Historically, we have generated, and expect to continue to generate, positive cash flow from operations. Cash flow from operations primarily represents inflows from net income (adjusted for depreciation and other non-cash items) and outflows from investment in sales-type leases entered into, as we sell and install dispensing equipment, and other increases in working capital needed to grow our business. Cash flows from investing activities represent our investment in intellectual property and capital equipment required to grow, as well as the impact of acquisitions when applicable.

Our cash balance at September 30, 2009 was $797 million. Of this balance, $654 million is held in currencies and locations outside of the United States. Our cash balances held in currencies and locations outside the United States at June 30, 2009 and 2008 was $609 million and $459 million, respectively. We believe that our current domestic cash flow from operations and domestic cash balances are sufficient to meet domestic operating needs. However, should our domestic cash needs exceed our current or future domestic cash flows, we may be required to repatriate foreign cash or utilize our revolving credit facilities, both of which would result in increased costs.

Sources and Uses of Cash

The following table summarizes our statements of cash flows from continuing operations:

	Quarters Ended September 30,		Fiscal Year Ended June 30,
(in millions)	2009	2008	2009	2008	2007
Cash Flow From Continuing Operations Provided by/(Used in)
Operating Activities	$160	$62	$515	$561	$129
Investing Activities	$(21)	$(27)	$(133)	$(788)	$(1,713)
Financing Activities	$18	$(210)	$(186)	$133	$1,984

Quarters Ended September 30, 2009 and 2008

Net cash provided by operating activities increased $98 million to $160 million for the first quarter of fiscal year 2010 compared to the first quarter of fiscal year 2009. The increase was primarily due to an increase in net income, after adjustment for non-cash items ($87 million); increased cash flows associated with other accrued liabilities and operating items ($66 million); and increased cash flows associated with the timing of payments on our accounts payable ($54 million). These increases in operating cash flows were partially offset by decreased cash flows associated with accounts receivable ($128 million). During the first quarter of fiscal year 2010, cash outflows related to increases in receivables resulted from increased shipping of infusion equipment subsequent to the release of the FDA ship hold on the Alaris System in July 2009 and a sequential quarter over quarter volume increase in our Medical Technologies and Services reporting segment. During the first quarter of fiscal year 2009, cash inflows related to decreases in receivables were primarily due to a sequential quarter over quarter sales volume decline. Net cash used in investing activities decreased $6 million to $21 million compared to the first quarter of fiscal year 2009, due to decreased capital expenditures and intangible asset additions. Net cash provided by financing activities increased $228 million in the first quarter of fiscal 2010 as compared to the first quarter of fiscal year 2009. During the first quarter of fiscal year 2010, we received proceeds from the issuance of debt ($1,377 million) and utilized these proceeds to pay a dividend to Cardinal Health ($1,374 million) associated with our spinoff. The increase in cash flows from financing activities was primarily due to the change in amounts transferred to and from Cardinal Health (net change of $254 million) prior to our spinoff, partially offset by our payments of debt issuance costs ($29 million) during the first quarter of fiscal year 2010.

Fiscal Years Ended June 30, 2009 and June 30, 2008

Net cash provided by operating activities decreased $46 million to $515 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. The decrease was primarily due to a decrease in net income, after adjustments for non-cash items ($163 million) and a reduction in cash flows related to other accrued liabilities and operation items ($86 million); partially offset by increased cash flows from collections of accounts receivable ($96 million) and sales-type capital leases ($88 million). Net cash used in investing activities decreased $655 million to $133 million compared to the prior fiscal year, primarily related to the cash purchase price of Enturia in fiscal 2008 ($476 million) and reductions in capital expenditures ($71 million). The net cash used in financing for both years was primarily the result of net cash transfers to and from Cardinal Health.

Fiscal Years Ended June 30, 2008 and June 30, 2007

Net cash provided by operating activities increased $432 million to $561 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. This increase was primarily due to the increase in net income, after adjustments for non-cash items ($227 million); increased cash inflows associated with trade receivables and inventories ($71 million); and increased cash flows associated with other accrued liabilities and operating items ($139 million). Net cash used in investing activities decreased $925 million to $788 million compared to the prior fiscal year, primarily related to differences in purchase price for Enturia in fiscal 2008 compared to Viasys in fiscal 2007 and additional capital expenditures. The net cash used in financing for both years was primarily the result of net cash transfers to and from Cardinal Health.

Capital Resources

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. Prior to the separation, the majority of our domestic cash was transferred to Cardinal Health daily, and Cardinal Health funded our operating and investing activities as needed. Accordingly, a portion of Cardinal Health’s consolidated debt has been allocated to us based on our debt capacity consistent with an investment grade credit rating, including amounts directly incurred. Cardinal Health’s historical long-term debt balances were allocated to us based on a debt to EBITDA leverage ratio, which, based on discussions with external advisors and comparisons with BBB-rated companies in the S&P 500, is consistent with an investment grade credit rating. This allocation methodology is also generally consistent with management’s long-term capital structure plans for CareFusion as a separate, stand-alone company. In contrast, short-term debt balances (e.g., commercial paper, bank loans) held at the corporate level were not allocated down to CareFusion as this debt was issued to fund the operations of the Cardinal Health healthcare supply chain services businesses. As both CareFusion and Cardinal Health have established post-spin capital structures that support investment grade credit ratings, we believe that utilizing financial metric targets to allocate historical third-party debt is reasonable and appropriate. Total debt at June 30, 2009 was $1,289 million, of which $1,281 million was due to Cardinal Health. Total debt at June 30, 2008 was $1,609 million, of which $1,597 million was due to Cardinal Health. We believe that the allocation basis for debt is reasonable based on our debt capacity consistent with an investment grade credit rating. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

Senior Unsecured Notes. On July 14, 2009, we offered and sold $1.4 billion aggregate principal amount of senior unsecured notes. The notes consist of the following tranches:

•	$250 million aggregate principal amount of 4.125% senior notes due 2012;

•	$450 million aggregate principal amount of 5.125% senior notes due 2014; and

•	$700 million aggregate principal amount of 6.375% senior notes due 2019.

The net proceeds of the offering were placed into an escrow account and were subsequently used to finance the distribution to Cardinal Health of approximately $1.4 billion related to our spinoff. The 2012 notes will mature on August 1, 2012, the 2014 notes will mature on August 1, 2014 and the 2019 notes will mature on August 1, 2019. In each case, interest will be paid on each February 1 and August 1, commencing February 1, 2010.

The indenture for the senior notes limits our ability to incur certain secured debt and enter into certain sale and lease-back transactions. In accordance with the indenture, we may redeem the senior notes prior to maturity, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the senior notes to be redeemed or the sum of the remaining scheduled payments of principal and interest in respect of the senior notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to its present value, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at an adjusted treasury rate plus 45 basis points in the case of the 2012 notes, 45 basis points in the case of the 2014 notes and 50 basis points in the case of the 2019 notes, plus in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption. In addition, if we undergo a change of control and experience a below investment grade rating event, each as defined in the senior notes, we may be required to repurchase all of the senior notes at a purchase price equal to 101% of the aggregate principal amount of the senior notes repurchased plus any accrued and unpaid interest on the senior notes repurchased to the date of repurchase.

Bridge Loan Facility. In connection with the separation, on July 1, 2009, we entered into a senior unsecured bridge loan facility (the “bridge loan facility”) to provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of any funding, for payment of the distribution to Cardinal Health as part of our spinoff. As the senior unsecured note offering (see above) was successfully completed prior to the separation, those proceeds were used to finance the payment of the distribution to Cardinal Health in lieu of drawing the bridge loan facility. As a result, the bridge loan facility was terminated on August 31, 2009.

Revolving Credit Facilities. On July 1, 2009, we also entered into two senior unsecured revolving credit facilities with an aggregate principal amount of $720 million, with commitments thereunder allocated as follows:

•	$240 million — 364-day revolving credit facility (maturing August 30, 2010); and

•	$480 million — three-year revolving credit facility (maturing August 31, 2012).

Borrowings under the three-year revolving credit facility bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case, plus an applicable margin, which in the case of LIBOR varies from 2.1% to 3.375% depending on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% depending on CareFusion’s debt ratings. Borrowings under the 364-day revolving credit facility bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.2% to 3.5% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based upon CareFusion’s debt ratings. All obligations under the revolving credit facilities will continue to be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

The revolving credit facilities contain several customary covenants including, but not limited to, limitations on liens, subsidiary indebtedness, investments, dispositions, restricted payments, transactions with affiliates, and sale and lease-back transactions. The revolving credit facilities also contain financial covenants requiring CareFusion to maintain a consolidated leverage ratio of no more than 3.00:1.00 at any time during any period of four fiscal quarters, and a consolidated interest coverage ratio as of the end of any fiscal quarter of at least (i) 3.25:1.00 for the fiscal quarters ended on September 30, 2009 and December 31, 2009, (ii) 3.50:1.00 for the fiscal quarter ended on March 31, 2010, and (iii) 3.75:1.00 for the fiscal quarter ended on June 30, 2010 and thereafter. The commitments under the three-year revolving credit facility are subject to increase, upon our request and consent by the lenders, by up to an aggregate of $30 million. Subject to customary covenants, the three-year revolving credit facility allows for the stated borrowing amount, including the $25 million of standby letters of credit. The revolving credit facilities are subject to customary events of default, including, but not limited to, non-payment of principal or other amounts when due, breach of covenants, inaccuracy of representations and warranties, cross-default to other material indebtedness, certain ERISA-related events, certain voluntary and involuntary bankruptcy events, and change of control. We were in compliance with all of our revolving credit agreement covenants at September 30, 2009.

We currently do not anticipate utilizing our revolving credit facilities for current operations as we believe that our anticipated cash flows will be sufficient. However, based on operating needs, strategic planning and other factors, we may utilize the revolving credit facilities in the future. At September 30, 2009 we had $2 million of standby letters of credit outstanding, reducing our available capacity under the three-year revolving credit facilities to $478 million.

Dividends

We currently intend to retain any income to finance research and development, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, income, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

Contractual Obligations

As of September 30, 2009, our contractual obligations, including estimated payments due by period, are as follows:

	Payments Due by Period
(in millions)	2010	2011-2012	2013-2014	Thereafter	Total
Long-Term Debt(1)	$1	$2	$250	$1,153	$1,406
Capital Lease Obligations(2)	1	3	—	—	4
Other Long-Term Liabilities(3)	17	20	7	1	45
Interest on Long-Term Debt(4)	43	157	141	256	597
Operating Leases(5)	35	56	44	51	186
Purchase Obligations(6)	138	10	1	—	149

Total Financial Obligations	$235	$248	$443	$1,461	$2,387

(1)	Represents maturities of our long-term debt obligations, excluding capital lease obligations described below, as described in note 9 to the audited interim consolidated and combined financial statements.
(2)	Represents maturities of our capital lease obligations included within long-term debt on CareFusion’s consolidated balance sheet and the related estimated future interest payments.
(3)	Represents cash outflows by period for certain of our long-term liabilities in which cash outflows could be reasonably estimated. Certain long-term liabilities, such as unrecognized tax benefits of $219 million and deferred taxes of $537 million, have been excluded from the table above because of the inherent uncertainty of the underlying tax positions or because of the inability to reasonably estimate the timing of any cash outflow.
(4)	Interest obligation is calculated based on each outstanding debt stated or coupon rate, or existing variable rate as of September 30, 2009, as applicable.
(5)	Represents minimum rental payments and the related estimated future interest payments for operating leases having initial or remaining non-cancelable lease terms as described in note 12 to the audited combined financial statements.
(6)	Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. In addition, contracts that can be unilaterally cancelled with no termination fee or with proper notice are excluded from our total purchase obligations except for the amount of the termination fee or the minimum amount of goods that must be purchased during the requisite notice period.

Off-Balance Sheet Arrangements

See note 19 to the audited combined financial statements for a discussion of off-balance sheet arrangements.

Critical Accounting Policies and Sensitive Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated and combined financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Critical accounting policies are those accounting policies that can have a significant effect on the presentation of our financial condition and results of operations, and require use of complex and subjective estimates based upon past experience, trends, and management’s judgment. We evaluate our estimates and judgments on an ongoing basis and believe our estimates to be reasonable. Other companies applying reasonable judgment to the same facts and circumstances could develop different estimates. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our consolidated and combined financial statements that management believes are the most dependent on the application of estimates and assumptions. For additional accounting policies, see note 1 to our audited combined financial statements.

Revenue Recognition

We generate revenue through the sale and lease of equipment, software, services, medical products, supplies, and the income associated with the financing of our equipment leases. In accordance with Accounting Standards Codification (“ASC”) 605 — Revenue Recognition, we recognize revenue when each of the following criteria exists:

•	persuasive evidence of an arrangement exists;

•	product delivery has occurred or the services have been rendered;

•	the price is fixed or determinable; and

•	collectability is reasonably assured.

The timing of revenue recognition and the amount of revenue actually recognized in each case depends on a variety of factors, including the specific terms of each arrangement and the nature of our obligations. Determination of the appropriate amount of revenue recognized may involve subjective or complex judgments and estimates that we believe are reasonable, but actual results may differ from our estimates. The significant judgments and uncertainties that are sufficiently sensitive and could result in material differences under other assumptions and conditions are those described below.

Evaluation of the Significance of Embedded Software

We sell and lease products with embedded software. We regularly review these products to determine whether embedded software is more than incidental to the product as a whole. If the embedded software is more than incidental to the product as a whole, the product is classified as a software product and revenue for the product is recognized in accordance with the provisions of ASC 985 — Software.

In classifying our products, we consider the following characteristics to be indicators that embedded software is more than incidental to the product as whole:

•	software is a significant focus of the marketing effort or the software application is sold separately;

•	significant internally developed software costs have been incurred; and

•	if we provide telephone support, bug-fixes, and/or unspecified upgrades specific to the embedded software.

The evaluation process is often complex and subject to significant judgment as the products exhibit varying degrees of the indicators identified above, such as:

•

certain products are marketed as systems or solutions wherein it is implied, but not explicitly stated within marketing and sales collateral, that embedded software provides the basis for significant functionalities identified within the marketing efforts;

•	internal software development costs are incurred during the product development process;

•

separately priced extended warranty services provide post-installation support relative to repair parts and services and also include telephone support and bug-fixes for the software embedded within the products; and

•	we are required by law to provide medical safety related bug-fixes for products with embedded software elements.

We classify our infusion products, when sold with safety software, and patient identification products as software. We have determined the embedded software within our other products, primarily our dispensing and respiratory products, is incidental to the products as a whole. Those products are therefore not classified as software.

Product development trends indicate that embedded software, connectivity and interfacing with hospital information systems will continue to be components of, and possibly significant features of, future product releases. In the future, the embedded software inherent to these future products may be determined to be more than incidental to the product and as a result the product may be classified as software for revenue recognition purposes. If these future software products are sold with extended payment terms or subject to long-term leases, the timing of revenue recognition for these products could change significantly as compared to similar transactions with hardware products. Specifically, we may be unable to determine the associated payments are fixed or determinable and, as a result, we may be precluded from recognizing revenue upon the completion of installation services as we would for a hardware product. Instead, we may be required to recognize revenue on these software products over time as payments become due from the customer.

Revenue Recognition for Leases

Our accounting for leases involves specific determinations under applicable lease accounting standards, which often involve complex and prescriptive provisions. If a lease qualifies as a sales-type capital lease, equipment revenue is recognized upon delivery or installation of the equipment as opposed to ratably over the lease term. Therefore, our lease classification procedures significantly affect the timing of revenue recognition. The critical element considered by us in determining the classification of our lease transactions is the fair value of the leased equipment, including its estimated fair value at the inception and conclusion of the lease. For the purposes of determining the fair value of leased equipment at the inception of the lease, we apply the percentage discount from rental list prices provided within the lease transaction against the purchase list price. This methodology assumes that purchase customers are provided similar discounts as lease customers. Periodically, we review discount levels provided to purchase customers and lease customers to validate this assumption.

Multiple Element Arrangements

The majority of our transactions qualify as multiple element arrangements. We use the relative fair value method to allocate contract proceeds to each unit of accounting, which are then individually recognized to revenue. To the extent that fair value evidence does not exist for delivered elements of the transaction, we apply the residual method.

Determination as to whether fair value exists and the valuation of our fair value estimates are critical to both the relative fair value method and residual method. The determination of fair value estimates associated with our products and services is generally based on historical evidence of sales of the same product in stand alone transactions and the contract renewal prices for post-contract support and separately priced extended warranty services.

For software and software-related products, evidence used in the determination of fair value estimates are based solely on vendor-specific objective evidence. Third-party fair value evidence may be used for non-software products.

Different conclusions as to the existence and valuation of fair value estimates may significantly affect the timing and valuation of revenue recognition, the classification of leasing transactions, and the classification of revenue as product, service, rental or other income. It is impossible to determine the effects of potential different conclusions as they relate to the existence or valuation of fair value estimates.

Business Combinations

Assumptions and estimates are used to determine the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of our acquisitions is assigned to intangible assets, which requires management to use significant judgment in determining fair value. Current and future amortization expense for such intangibles is affected by purchase price allocations and by the assessment of estimated useful lives of such intangibles, excluding goodwill. We believe the assets recorded and the useful lives established are appropriate based upon current facts and circumstances.

In conjunction with the review of a transaction, the status of the acquired company’s research and development projects is assessed to determine the existence of IPR&D. In connection with certain acquisitions, we are required to estimate the fair value of acquired IPR&D, which requires selecting an appropriate discount rate and estimating future cash flows for each project. Management also assesses the current status of development, nature and timing of efforts to complete such development, uncertainties and other factors when estimating the fair value. Costs are not assigned to IPR&D unless future development is probable. Once the fair value is determined, an asset is established, and is immediately written-off in our statement of income. During fiscal 2008, we reversed $25 million of a previously recorded write-off of IPR&D costs associated with the acquisition of Viasys, as a result of the finalization of the Viasys purchase price allocation process and recorded charges of $18 million related to the write-off of IPR&D costs associated with Enturia. During fiscal 2007, we recorded charges of $84 million and $1 million primarily related to the write-off of IPR&D costs associated with Viasys (see note 3 to our audited combined financial statements).

In December 2007, the FASB issued Accounting Standards Codification (ASC) ASC 805 — Business Combinations (“ASC 805”), which is effective for business combinations with an acquisition date within fiscal years beginning on or after December 15, 2008. ASC 805 changes many aspects of business combinations, and could significantly influence how we pursue future business combinations. See note 1 to the audited combined financial statements for further information.

Goodwill and Other Intangibles

We account for goodwill in accordance with ASC 350 — Intangibles-Goodwill and Other (“ASC 350”). Under ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Intangible assets with finite lives, primarily trademarks and patents, continue to be amortized over their useful lives. In conducting the impairment test, the fair value of our reporting units is compared to its carrying amount including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment.

We perform our impairment testing at the operating segment level as defined in ASC 350 because all of the components of each operating segment are similar and none of their components are reporting units. Our determination of fair value of the reporting units is based on a discounted cash flow analysis. The discount rates used for impairment testing are based on the risk-free rate plus an adjustment for risk factors. Our impairment review process uses estimates of future revenue for the reporting units, driven by assumed market growth rates and projected operating margins. These estimates are consistent with the plans and assumptions that we use to manage the underlying businesses.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. The use of alternative estimates, changes in the industry or adjusting the discount rate could affect the estimated fair value of the assets and potentially result in impairment. Any identified impairment would result in an adjustment to our results of operations.

We performed our annual impairment tests as of April 1, 2009, from which the fair value for each reporting segment exceeded the carrying value in our testing, therefore further analysis was not required and we did not recognize any goodwill impairment charges. If the carrying value had exceeded the fair value, we would have performed further analysis, comparing the carrying amount of goodwill for the reporting unit to the implied fair value of the reporting unit’s goodwill. The most significant input in our discounted cash flow model is the discount rate. Increasing the discount rate by 1 percentage point would not have indicated impairment for any of our reporting units. See note 8 to our audited combined financial statements for additional information regarding goodwill and other intangibles.

Restructuring and Acquisition Integration Charges

We separately identify restructuring and acquisition integration charges in SG&A expenses. A restructuring activity is a program whereby we fundamentally change our operations such as closing facilities, moving a product to another location or outsourcing the production of a product. Restructuring activities may also involve substantial re-alignment of the management structure of a business unit in response to changing market conditions. Restructuring charges are recorded in accordance with ASC 420 — Exit or Disposal Cost Obligations (“ASC 420”). Under ASC 420, a liability is measured at its fair value and recognized as incurred.

Acquisition integration charges include costs to integrate acquired companies. Upon acquisition, certain integration charges are included within the purchase price allocation in accordance with ASC 805, and other integration charges are recorded as special items as incurred.

The majority of the charges related to restructuring and acquisition integration can be classified in one of the following categories: employee-related costs, exit costs (including lease termination costs), asset impairments, IPR&D costs, and other integration costs. Employee-related costs include severance and termination benefits. Lease termination costs include lease cancellation fees, forfeited deposits and remaining payments due under existing lease agreements less estimated sublease income. Other facility exit costs include costs to move equipment or inventory out of a facility as well as other costs incurred to shut down a facility. Asset impairment costs include the reduction in value of our assets as a result of the integration or restructuring activities. IPR&D costs include the write-off of research and development projects in process at the time of acquisition, which had not yet reached technological feasibility and were deemed to have no alternative use. Other integration costs primarily include charges directly related to the integration plan such as consulting costs related to information systems and employee benefit plans as well as relocation and travel costs directly associated with the integration plan. See note 4 to our audited combined financial statements for additional information.

Provision for Income Taxes

Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Cardinal Health’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily reflective of the results that we would have generated on a stand-alone basis.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in “Parent Company Investment.”

Our income tax expense, deferred tax assets and liabilities and measurement of uncertain tax positions reflect management’s assessment of estimated future taxes to be paid on items in the consolidated and combined financial statements.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes. We had deferred income tax assets before valuation allowances of $277 million and $244 million as of June 30, 2009 and

June 30, 2008, respectively. We also had deferred income tax liabilities of $811 million and $849 million as of June 30, 2009 and 2008, respectively. At June 30, 2009, we had gross federal, state and international loss and credit carryforwards of $5 million, $136 million and $39 million, respectively, the tax effect of which is an aggregate deferred tax asset of $23 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period. The valuation allowance of $6 million at June 30, 2009 applies to certain federal, international, and state and local carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance would be applied against income tax expense.

We believe that our estimates for the valuation allowances against deferred tax assets and measurement of uncertain tax positions are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate, and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

In the first quarter of fiscal 2008, we adopted the revised provisions of ASC 740 — Income Taxes (“ASC 740”) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. This revised standard provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. This interpretation also provides guidance on measurement, derecognizing benefits, classification, interest and penalties, accounting in interim periods and disclosures.

During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent’s Report for the tax years 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with the IRS regarding the application of the U.S. Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them.

The proper transfer price to be charged among subsidiaries and the value of intellectual property transferred among subsidiaries are subjective determinations that depend on the specific facts and circumstances at issue. Management estimated a contingent tax reserve for these issues by first concluding that our positions are more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes. The reserve was then determined by evaluating and weighing the technical merits of alternative valuation methodologies against each other and concluding on the positions that provide the largest amount of tax benefit that is more likely than not of being realized upon ultimate resolution. To the extent there are any administrative or case law developments that provide additional evidence in favor or against the valuation methodologies utilized, the contingent tax reserve will be adjusted in the period that such developments occur.

Since it is not currently possible to predict whether and when any of these events will occur, we are unable to quantify potential changes. Although we believe that we have provided an appropriate contingent tax reserve for these matters under ASC 740, we may not be fully reserved for this matter and it is possible that we may be obligated to pay an amount in excess of the reserve, including the full amount that the IRS is seeking. Any such obligation could have an adverse effect on our results of operations and financial condition.

Loss Contingencies

We accrue for contingencies related to litigation and other claims arising out of our business in accordance with ASC 450 — Contingencies (“ASC 450”) which requires us to assess contingencies to determine the degree of probability and range of possible loss. An estimated loss contingency is accrued in our consolidated and combined financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because these claims are often inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate loss may differ from these estimates.

Share-Based Compensation

We maintain a stock incentive plan that provides for awards of non-qualified and incentive stock options, restricted stock and restricted stock units and performance shares for the benefit of certain of our officers, directors and employees. Under CareFusion’s 2009 Long-Term Incentive Plan (“the Plan”), there are 40.0 million shares of common stock reserved and eligible for issuance. At September 30, 2009, awards have been granted with respect to 17.6 million shares of the 40.0 million reserved shares with 22.4 million shares available for future awards. The number of shares to be issued in connection with performance share units is not determined until the end of their respective performance period. New shares are issued for settlement of awards under the Plan.

The fair value of the stock options granted during the quarter ended September 30, 2008 was valued by Cardinal Health utilizing a lattice valuation model. The fair value of stock options granted by CareFusion during the quarter ended September 30, 2009 and subsequent to the spinoff was valued by CareFusion utilizing a Black-Scholes-Merton valuation model. The Black-Scholes-Merton model was utilized subsequent to the spinoff based on a review of facts and circumstances associated with the anticipated exercise patterns of employees at a new publicly traded company. Had we used the Black-Scholes-Merton valuation model instead of the Lattice valuation model for periods prior to the spinoff, it would not have resulted in a material impact on our financial condition, results of operations or cash flows. See note 16 to our unaudited condensed consolidated interim financial statements and note 18 to our audited combined financial statements for additional information related to share-based compensation.

New Accounting Pronouncements

SFAS No. 168. In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a Replacement of FASB Statement No. 162 (“SFAS No. 168”). SFAS No. 168 establishes the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Under the new ASC, SFAS No. 168 is referred to as ASC 105 — Generally Accepted Accounting Principles (“ASC 105”). ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted ASC 105 in the first quarter of fiscal year 2010; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 141(R). In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which is a revision of SFAS No. 141, and codified as ASC 805 — Business Combinations (“ASC 805”). In general, ASC 805 expands the definition of a business and transactions that are accounted for as business combinations. In addition, ASC 805 generally requires all assets and liabilities of acquired entities to be recorded at fair value, and changes the recognition and measurement of related aspects of business combinations. ASC 805 is effective for business combinations with an acquisition date within fiscal years beginning on or after December 15, 2008. The standard is required to be adopted prospectively and early adoption is not allowed. We adopted ASC 805 in the first quarter of fiscal year 2010; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, and codified as ASC 820 — Fair Value Measurement and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements, but does not require any new fair value measurements.

ASC 820 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of ASC 820 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted ASC 820 for financial assets and liabilities in the first quarter of fiscal year 2009, which did not result in recognition of a transaction adjustment to retained earnings or have a material impact on our financial condition, results of operations or cash flows. We adopted the provisions for nonfinancial assets and liabilities in the first quarter of fiscal year 2010; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, and codified as ASC 810 — Consolidations (“ASC 810”). In general, ASC 810 requires that a noncontrolling interest in a consolidated subsidiary be presented in the consolidated statements of financial position as a separate component of equity and also establishes a framework for recognition of changes in control for a consolidated subsidiary that is not 100% owned. ASC 810 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We adopted ASC 810 in the first quarter of fiscal year 2010; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (iii) how derivative instruments and the related hedged item affect an entity’s results of operations, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We adopted SFAS No. 161 in the third quarter of fiscal 2009. Since SFAS No. 161 is a disclosure standard, this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 165. In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). This statement provides guidance to establish general standards of accounting for and disclosure of events that occur after balance sheet date but before financial statements are issued or are available to be issued. This statement is effective for interim or fiscal periods ending after June 15, 2009, and is applied prospectively. We adopted SFAS No. 165 in the fourth quarter of fiscal 2009; this adoption did not have any impact on our financial condition, results of operations or cash flows.

ASU 2009-13. In October 2009, the Emerging Issues Task Force (“EITF”) issued Accounting Standard Update (“ASU”) 2009-13 — Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 amends ASC 605-25 — Revenue Recognition — Multiple-Element Arrangements. The update replaces the concept of allocating revenue consideration amongst deliverables in a multi-element revenue arrangement according to fair value with an allocation based on selling price. ASU 2009-13 also establishes a hierarchy for determining the selling price of revenue deliverables sold in multiple element revenue arrangements. The selling price used for each deliverable will be based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence if VSOE is not available, or management’s estimate of an element’s stand-alone selling price if neither VSOE nor third-party evidence is available. The amendments in this update also require an allocation of selling price amongst deliverables be performed based upon each deliverable’s relative selling price to total revenue consideration, rather than on the residual method previously permitted. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, but then requires retrospective application of its provisions from the beginning of the fiscal year. We will adopt the amendment provisions of ASU 2009-13 in the first quarter of fiscal year 2011. We are in the process of determining the effect, if any, the adoption of ASU 2009-13 will have on our financial condition, results of operations and cash flows.

ASU 2009-14. In October 2009, the EITF issued ASU 2009-14 — Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”). ASU 2009-14 amends ASC 985-605 — Revenue Recognition — Software. ASU 2009-14 changes the accounting model in revenue arrangements for products which include both tangible and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in ASC 985-605. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, but then requires retrospective application of its provisions from the beginning of the fiscal year. We will adopt the amendment provisions of ASU 2009-14 in the first quarter of fiscal year 2011. We are in the process of determining the effect, if any, the adoption of ASU 2009-14 will have on our financial condition, results of operations and cash flows.

Quantitative and Qualitative Disclosure About Market Risk

In the normal course of business, our operations are exposed to risks associated with changes in interest rates and foreign exchange rates. We seek to manage these risks using hedging strategies that involve the use of derivative financial instruments. We do not enter into any derivative financial agreements for trading or speculative purposes.

While we believe we have designed an effective risk management program, there are inherent limitations in our ability to forecast our exposures, and therefore we cannot guarantee that our programs will completely mitigate all risks associated with unfavorable movement in either foreign exchange rates or interest rates.

Additionally, the timing of the recognition of gains and losses related to derivative instruments can be different from the recognition of the underlying economic exposure. This may impact our consolidated operating results and financial position.

Interest Rate Risk

Interest income and expense are sensitive to fluctuations in interest rates across the world. Changes in interest rates primarily affect the interest earned on our cash and equivalents and to a lesser extent the interest expense on our debt.

As of September 30, 2009, the majority of our outstanding debt balances are fixed rate debt. While changes in interest rates will have no impact on the interest we pay on this debt, interest on any borrowings under our revolving credit facilities will be exposed to interest rate fluctuations as the rate on these facilities is variable. We had no amounts outstanding on our revolving credit facilities nor had any outstanding interest rate derivatives at September 30, 2009.

The tables below present information about our investment portfolio and debt obligations as of the date of the period presented:

	September 30, 2009
	Maturing in Fiscal Year							Fair Market Value
(in millions)	2010	2011	2012	2013	2014	Thereafter	Total
ASSETS
Cash Equivalents
Cash	$479	$—	$—	$—	$—	$—	$479	$479
Cash Equivalents	$318	$—	$—	$—	$—	$—	$318	$318
Weighted Average Interest Rate(1)	0.3%	—	—	—	—	—	0.3%	—

LIABILITIES
Debt Obligations
Fixed Rate Debt(2)	$—	$—	$—	$250	$—	$1,150	$1,400	$1,487
Weighted Average Interest Rate	—	—	—	4.13%	—	5.89%	5.57%	—
Other Obligations	$2	$4	$1	$—	$—	$3	$10	$10
Weighted Average Interest Rate	4.12%	2.05%	5.23%	—	—	1.32%	2.5%	—

(1)	Represents weighted average interest rate for cash equivalents only; cash balances generally earn no interest.
(2)	Fixed rate notes are presented gross of a $17 million purchase discount.

	June 30, 2009
	Maturing in Fiscal Year							Fair Market Value
(in millions)	2010	2011	2012	2013	2014	Thereafter	Total
ASSETS
Cash Equivalents
Cash	$412	$—	$—	$—	$—	$—	$412	$412
Cash Equivalents	$214	$—	$—	$—	$—	$—	$214	$214
Weighted Average Interest Rate(1)	0.4%	—	—	—	—	—	0.4%	—

LIABILITIES
Debt Obligations
Allocated Corporate Debt	$129	$183	$113	$106	$—	$750	$1,281	$1,209
Weighted Average Interest Rate	1.79%	6.53%	5.31%	5.47%	—	5.44%	5.22%	—
Other Obligations	$1	$2	$1	$1	$—	$3	$8	$8
Weighted Average Interest Rate	6.35%	4.80%	4.54%	4.14%	—	1.30%	3.49%	—

(1)	Represents weighted average interest rate for cash equivalents only; cash balances generally earn no interest.

Included in the table above are debt obligations and related interest expense, including the effects of interest rate swap agreements, that were allocated to CareFusion by Cardinal Health for the year ended June 30, 2009 prior to the spinoff. These allocated debt instruments were retained by Cardinal Health as a result of the spinoff and were effectively replaced with the senior notes offered and sold on July 14, 2009. See the “Liquidity and Capital Resources” section within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further details.

Foreign Currency Risk

We are a global company with operations in multiple countries, and we are a net recipient of currencies other than the U.S. dollar (USD). Accordingly, a strengthening of the USD will negatively impact revenues and gross margins expressed in consolidated USD terms. Prior to the spinoff from Cardinal Health on August 31, 2009, we used derivative financial instruments indirectly through our participation in the centralized hedging program of Cardinal Health, which was designed to minimize exposure to foreign currency risk. Cardinal Health did not hold or issue derivative financial instruments for speculative purposes.

We have currency exposure associated with existing assets and liabilities, committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. We attempt to reduce volatility associated with foreign exchange rates to allow management to focus on core operating issues. To achieve this goal, we may enter into foreign currency derivative contracts such as forwards, swaps and options with financial institutions to hedge our risks. In general, we will hedge material foreign exchange exposures up to twelve months in advance; however we may choose not to hedge some exposures for a variety of reasons including prohibitive economic costs.

We have identified material exposures to the business in the following currencies other than the US dollar: Australian dollar, Canadian dollar, Euro, Mexican peso and Sterling. The realized and unrealized gains and losses of foreign currency forward contracts and the re-measurement of foreign denominated receivables, payables and loans are recorded in the consolidated statement of income. To the extent that cash flow hedges qualify for hedge accounting under ASC 815 — Derivatives and Hedging (“ASC 815”), the unrealized gain or loss on the forward will be recorded to other comprehensive income (“OCI”). As the forecasted exposures are realized, the gain or loss on the forward contract will be moved from OCI to the consolidated statement of income.

The following table provides information about our foreign currency derivative financial instruments outstanding as of June 30, 2009. No derivative instruments were outstanding at September 30, 2009.

(in millions)	Notional Amount	Average Contract Rate
Foreign Currency Forward Contracts:
(Receive U.S. dollar/pay foreign currency)
Australian Dollar	$19	0.7
British Pound	33	1.6
Canadian Dollar	103	1.2
Euro	167	1.4
Mexico Peso	8	13.4
New Zealand Dollar	5	0.6
South African Rand	2	8.1

Total	$337

Estimated Fair Value	$(4)

Foreign Currency Forward Contracts:
(Pay U.S. dollar/receive foreign currency)
Canadian Dollar	4	1.2
British Pound	68	1.4
Euro	25	1.6
Mexican Peso	27	13.4

Total	$124

Estimated Fair Value	$1

Foreign Currency Forward Contracts:
(Pay foreign currency/receive foreign currency)
British Pound	13	0.9

Total	$13

Estimated Fair Value	$—

BUSINESS

Overview

We are a global medical technology company with industry-leading products and services designed to improve the safety and quality of healthcare. Our offerings include clinically differentiated and established brands used in hospitals throughout the United States and in more than 120 countries worldwide.

We offer comprehensive product lines in the areas of IV infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include:

•

Alaris IV infusion systems that feature our proprietary Guardrails software, an application that alerts the clinician when a parameter is outside the institution’s pre-established limitations for that medication, thereby helping to reduce IV medication errors;

•	Pyxis automated medication dispensing systems that provide comprehensive medication management and Pyxis automated medical supply dispensing systems;

•	AVEA and Pulmonetic Systems ventilation and respiratory products, and Jaeger and SensorMedics pulmonary products;

•	ChloraPrep products that help prevent vascular and surgical-site infections and MedMined software and services that help target and reduce HAIs; and

•	V. Mueller surgical instruments and related products and services.

For the three months ended September 30, 2009 and for the fiscal year ended June 30, 2009, we generated revenue of $923 million and $3.6 billion, respectively, and income from continuing operations of $55 million and $290 million, respectively. Approximately 69% of our fiscal 2009 revenue was from customers in the United States and 31% was from customers outside of the United States.

Our Strengths

We possess a number of competitive advantages that distinguish us from our competitors, including:

Scale and focus. We are one of the largest medical technology companies in the world, with long-standing customer relationships, a global presence and a focus on helping clinicians improve patient safety. The prevalence and magnitude of medical errors and HAIs have put patient safety among the top issues for hospitals, regulators and payers in the United States and increasingly, worldwide. We believe that we are well-positioned to address these global quality and patient safety needs by providing products and services that help hospitals and other healthcare providers prevent medication errors, reduce infections and manage medications and supplies more efficiently.

Technology leadership and innovation. We have a long history of innovation and developing products and services that enable our customers to deliver safer and more cost-effective patient care. We pioneered the concept of a “smart” infusion pump that alerts the clinician when a parameter is outside the institution’s pre-established limitations for that medication, and we created the market for medication dispensing machines that automate the management of medications from the pharmacy to the nursing unit. We have also integrated our products with other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records. We were the first to integrate automated supply dispensing systems with clinical information systems that enable clinicians to chart, charge and reorder supplies with the touch of a button. Today, we have an extensive library of healthcare information system interfaces, with almost 17,000 distinct interfaces to almost 300 vendor systems in almost 3,500 facilities domestically. These interfaces allow us to integrate our products with any of the major information technology products in healthcare. In the respiratory care arena, we have strong positions with technologies used in the diagnosis and treatment of pulmonary and sleep-related disorders. We believe that our strong heritage of leadership and innovation provides us with a solid foundation for the continued development of safe and cost-effective products that will enable us to continue to grow our revenue.

Industry expertise. We employ a wide range of experienced clinical professionals, including doctors, nurses and pharmacists, who bring a detailed understanding of how providers use our products and the current state of clinical practice, including best practices for infusion, medication management, infection prevention and respiratory therapy. These experts enable us to develop innovative and industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our products.

Focus on customer service. As of June 30, 3009, we employed more than 700 sales people in the United States and over 1,700 field, clinical and technical service personnel for our capital equipment businesses. We work with our customers to optimize their workflow as we meet their equipment needs, allowing them to deliver the highest level of patient care and reduce operating costs. We provide on-site clinical and technical support, product effectiveness tracking and customer training to provide the support necessary to maximize medication safety.

Strategy

We seek to grow our business by, among other things:

Focusing on healthcare safety and productivity. We intend to continue to address the global priority of quality and patient safety by providing products and services that help hospitals and other healthcare providers prevent medication errors, reduce infections and manage medications and supplies more efficiently, which helps to reduce overall costs for our customers. Productivity and safety are rapidly becoming the standards by which healthcare providers are measured and compensated. We intend to continue to expand our product portfolio with additional and enhanced products and services that enable hospitals and other healthcare providers to reduce medication errors and overall treatment costs.

Focusing on innovation and clinical differentiation. With hospitals and other healthcare providers increasingly adopting outcome-based standards as a key part of their decision-making processes, we will offer additional and enhanced products and services that demonstrate clinical differentiation by providing a proven solution with simple and compelling economic benefits. We intend to continue to increase our investment in research and development to bring to market products that make it easy for providers to follow evidence-based protocols in patient care. In fiscal 2009, we introduced 17 new or enhanced products, and our innovation pipeline includes numerous additional new or enhanced products that are expected to be launched over the next 18 months. For example, in October 2009, we introduced the new EnVe palmtop ventilator which is designed to be the next generation of our ventilator products. In addition, we are in the process of developing a new tight glycemic control module for the Alaris system that helps with rapid glycemic control.

Accelerating global growth. Our industry-leading positions in the U.S. markets in which we currently operate provide us with a platform for growth outside of the United States. Because our products and technologies have similar applications around the world, we intend to focus on expanding our operations in select developed and emerging markets outside the United States. We intend to leverage our distribution capabilities for infection prevention products in Europe to introduce our ChloraPrep products that are predominantly sold in the United States. We also intend to invest in expanding our research and development capabilities to better tailor products to the needs of markets outside the United States.

Pursuing strategic opportunities. We intend to continue to explore organic growth, strategic alliances and acquisition opportunities that enable us to address our customers’ key concerns of productivity and medication safety. We intend to selectively pursue strategic opportunities that give us access to innovative technologies, complementary product lines or new markets, yet remain consistent with our focus on productivity and safety. Also, from time to time, we expect that we will pursue opportunities to divest certain of our non-core business to better align our product and service offerings with our customers’ needs.

History and Development

Our business was formed principally through a series of acquisitions of established healthcare companies, including the acquisitions described below.

Year	Line of Business	Company	Purchase Price(1)

1996	Automated medication and supply dispensing machines	Pyxis Corporation	51 million common shares of Cardinal Health(2)

1999	Infection prevention products, surgical instruments and interventional specialty products	Allegiance Corp.(3)	106 million common shares of Cardinal Health(4)

2004	Infusion products	ALARIS Medical Systems, Inc.	$2.1 billion(5)

2007	Respiratory care products	VIASYS Healthcare Inc.	$1.5 billion(6)

2008	Skin disinfectant products	Enturia Inc.	$490 million(7)

(1)	All share references in this table are adjusted to reflect all stock splits and stock dividends effected since the time of the applicable acquisition.
(2)	In addition, as a result of the acquisition, outstanding Pyxis Corporation stock options were converted into stock options to purchase approximately 5 million common shares of Cardinal Health.
(3)	Cardinal Health retained other lines of business acquired from Allegiance Corp., including the businesses that distribute medical and surgical products to hospitals, laboratories and other healthcare providers and the businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market. We retained the results of the businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market in our consolidated and combined financial statements as discontinued operations.
(4)	In addition, as a result of the acquisition, outstanding Allegiance Corp. stock options were converted into stock options to purchase approximately 16 million common shares of Cardinal Health.
(5)	Includes the assumption of approximately $358 million in indebtedness. In addition, as a result of the acquisition, outstanding ALARIS Medical Systems, Inc. stock options were converted into stock options to purchase approximately 0.6 million common shares of Cardinal Health.
(6)	Includes the assumption of approximately $54 million in indebtedness. In addition, as a result of the acquisition, outstanding VIASYS Healthcare Inc. stock options were converted into stock options to purchase approximately 0.1 million common shares of Cardinal Health.
(7)	Includes the assumption of approximately $5 million in indebtedness.

In 2008, Cardinal Health reorganized and consolidated the businesses comprising the majority of CareFusion into Cardinal Health’s Clinical and Medical Products reportable segment.

We were incorporated in Delaware on January 14, 2009 for the purpose of holding Cardinal Health’s clinical and medical products businesses in connection with the separation and distribution described in this prospectus and had no operations other than in connection with the separation and distribution. As part of the plan to separate the clinical and medical products businesses from the healthcare supply chain services businesses of Cardinal Health, Cardinal Health transferred the equity interests of the entities that held the assets and liabilities of the clinical and medical products businesses to us.

Business Segments

Our business consists of two segments: Critical Care Technologies and Medical Technologies and Services.

•	Critical Care Technologies includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.

•

Medical Technologies and Services includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

See note 15 to our interim condensed consolidated and combined financial statements and note 16 to our audited combined financial statements for certain segment financial data relating to our business.

Critical Care Technologies Segment

In our Critical Care Technologies segment, we develop, manufacture and market equipment and related supplies for infusion, medication and supply dispensing and respiratory care. We believe our products enable healthcare professionals to improve patient safety through reduced medication errors and improved administrative controls, while simultaneously improving workflow and increasing operational efficiency. This segment primarily sells capital equipment and related dedicated and non-dedicated disposable products. We sell these products primarily through our direct sales force, but use third-party distributors as well, particularly outside the United States.

Our products in this segment are integrated with other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records. Today, we have an extensive library of healthcare information system interfaces, with almost 17,000 distinct interfaces to almost 300 vendor systems in almost 3,500 facilities domestically.

In addition to our range of infusion and dispensing systems and respiratory products, we also offer a comprehensive group of value-added services and programs, including software products, consulting services to assist our customers in database development and medication error reduction, hardware and software technical services and clinical education. Our project management teams help our customers develop a project implementation plan and help to ensure a rapid, seamless implementation of our products.

We also offer a field service organization as well as customer call centers to support our customers before, during and after product installation. Our field service organization provides on-site expertise to resolve customers’ service issues, and we operate several customer call centers to provide additional support to our customers. We also maintain a remote access system to help us quickly diagnose and rapidly resolve customers’ service issues. The following chart presents the Critical Care Technologies segment’s key product lines:

Key Product Lines

Infusion	IV medication safety and infusion therapy delivery systems, including dedicated and non-dedicated disposables, software applications and related patient monitoring equipment (sold under the Alaris brand)

Dispensing	Automated dispensing machines and related applications for distributing and managing medication and medical supplies (sold under the Pyxis brand)

Respiratory Care	Equipment and supplies for ventilation and respiratory and sleep diagnostics (sold under the AVEA, Pulmonetic Systems, Jaeger and SensorMedics brands)

Infusion

We believe we are a leader in the design, development and marketing of IV medication technology, including IV infusion systems that deliver medications and other fluids directly into a patient’s veins in precise, measured quantities over a wide range of infusion rates. We believe that we have the largest installed base of infusion pumps (a key component of the infusion system) in the United States. We sell infusion products primarily to hospitals, ambulatory surgical centers and transport services.

The international infusion systems market is more regionalized and fragmented than the U.S. market, and we have developed infusion products tailored to meet the different needs of this market. As regions become more aware of the importance of patient safety, we expect the demand for more sophisticated products will increase as it has in the United States. We have an established presence in countries that have already recognized the importance of patient safety, such as the United Kingdom and Australia.

Our Alaris system enables healthcare professionals to administer intravenous fluids while at the same time monitoring vital signs such as respiratory activity and blood oxygen levels. The Guardrails software application alerts a clinician when a parameter is outside the institution’s pre-established limitations (known as a “data set”) for that medication, thereby helping to reduce IV medication errors. Using a centralized server, data sets can be uploaded wirelessly to the individual Alaris system and continuous quality improvement, or CQI, data can be downloaded from the Alaris system. The CQI data is then used to refine the data sets. In addition, the centralized server makes it possible to send infusion system data to other hospital information systems, including electronic medication administration records, pharmacy information systems, alarms, management applications and documentation systems.

We offer a full range of disposable IV administration sets and accessories, many of which feature our proprietary SmartSite needle-free valves that reduce caregiver risks associated with accidental needle sticks. In North America, each of our current large volume infusion pumps uses only dedicated disposable administration sets designed and manufactured by or for us for that particular pump.

Dispensing

We are the leading provider of point-of-care systems that automate the dispensing of medications and supplies in hospitals and other healthcare facilities in the United States, where about one out of every two acute care hospitals use our flagship product line, the Pyxis MedStation system. We sell our dispensing products primarily to hospitals and other healthcare facilities including oncology clinics, ambulatory surgical centers, long-term care facilities and physician offices.

Internationally, the standards for clinical and pharmacy practice, the prevalence of clinical information systems and the regulatory and reimbursement policies tend to vary by country and region. As such, the current market for our medication and supply dispensing products is in an early stage of development. We consider the international market for these products to be a long-term growth opportunity.

Studies show that the medication process is one of the largest sources of hospital inefficiencies. In 1989, we championed the concept of decentralized medication management — where medications are securely maintained and accessed at the nurse’s unit — and became the first to introduce automated dispensing products to the market. Our products are designed to help healthcare professionals reduce medication errors, enhance administrative controls, improve clinician workflow, increase operational efficiency and improve billing accuracy. Our products enable healthcare professionals to provide safer patient care by helping to ensure that the right medications are delivered in the right doses via the right routes to the right patients at the right times.

Our Pyxis medication management products automate the management of medications from the pharmacy to the nursing unit and integrate with other operational and information systems within the hospital. Other Pyxis products focused on medication management include the Pyxis Anesthesia system for medication dispensing in the operating room and the PyxisConnect physician order management system, which streamlines the physician order process, decreases order turnaround time and reduces transcription errors. We have other product offerings that, among other things, help to secure, track and replenish supplies of controlled substances and help to ensure the accuracy of medications picked in the pharmacy and delivered to the Pyxis MedStation system.

In addition to medication dispensing, we also offer a comprehensive portfolio of medical supply management systems at the point of use, including the Pyxis SupplyStation system and the Pyxis ProcedureStation system, which are supply dispensing systems with controlled access and radio-frequency features that deliver custom solutions tailored to meet the needs of each customer.

We also offer wireless handheld technology that supports both our infusion and dispensing businesses. Our positive patient identification applications for bedside verification are a critical enabler of our integrated medication management and patient safety capabilities. Using our wireless handheld technologies for positive patient identification can help healthcare providers ensure the safety and accuracy of medication administration, specimen collection and blood transfusions. We believe these technologies can also improve patient charting and review.

To help provide financial flexibility to our customers, we offer them the opportunity to lease our dispensing products. We provide the financing for our leasing program rather than relying on third-party providers of credit.

Respiratory Care

We develop, manufacture, market and service products for diagnosis and treatment of pulmonary and sleep-related disorders. Patients with respiratory conditions are among the highest cost, highest risk, largest and fastest-growing hospital populations. Ventilator-associated pneumonia, or VAP, is the second most common HAI in the United States. We offer an extensive line of industry-leading mechanical ventilators marketed globally that treat respiratory insufficiency caused by illness, injury or premature birth and help to reduce the incidence of VAP. These products are used in a variety of settings, from intensive care units to homecare. We sell our respiratory care products in over 100 countries to a variety of customers including hospitals, clinics, private physicians and research centers.

We also offer high-frequency oscillatory ventilators, or HFOV, which are specialized devices designed to provide superior pulmonary gas exchange, while protecting the patient’s lungs from damage that may be caused by the cyclic expansion and contraction characteristic of conventional ventilators. Our HFOV products are primarily used by children and premature infants who suffer acute respiratory failure and by adults for the treatment of acute respiratory distress syndrome.

We are one of the largest manufacturers of lung function testing equipment. We offer a broad line of pulmonary function testing equipment, from basic spirometry products, which measure the rate and volume of breathing, to complete pulmonary function and metabolic systems, which measure a wide range of heart, lung and metabolic functions. Other respiratory products we offer include dedicated disposables such as ventilator circuits (tubing used to connect patients to ventilator machines), oxygen masks, cannulae and suction catheters used to clear the trachea.

We also have an established presence in the sleep diagnostics market and sell products ranging from basic sleep diagnostic systems that monitor a single patient to networked, modular, expandable sleep labs that can monitor multiple patients simultaneously. Our range of products used to treat obstructive sleep apnea consists of face masks, headgear, replacement filters and tubing, and a continuous positive airway pressure, or CPAP, device for providing the therapy.

Medical Technologies and Services Segment

In our Medical Technologies and Services segment, we develop, manufacture and market disposable infection prevention products, software-based infection detection services, surgical and diagnostic instrumentation and neurological monitoring equipment. The majority of products in this segment are used primarily in the operating room and interventional suites, and to a lesser degree in the critical care departments of hospitals. We sell these products and services through a combination of direct sales representatives and third-party distributors.

The following chart presents the Medical Technologies and Services segment’s key product lines:

Key Product Lines

Infection Prevention	For the U.S. market, skin disinfectant and other patient-preparation, hair-removal and skin-care products and infection detection software (sold under the ChloraPrep and MedMined brands); for international markets, all of the above products and also third-party sourced surgical and exam gloves, drapes and apparel and fluid management products and custom surgical procedure kits

Medical Specialties	Surgical instruments and related products and services, interventional specialty products, such as diagnostic trays and biopsy needles, drainage catheters and vertebral augmentation products, and neurological monitoring and diagnostic products (surgical instruments sold under the V. Mueller brand)

Infection Prevention

Our infection prevention products consist mainly of single-use medical products used in surgical and vascular access procedures. Many of these products enhance patient outcomes by reducing HAIs, such as surgical-site infections and catheter-related bloodstream infections. HAIs are a significant issue for hospitals around the world, and a recent cost estimate by the Centers for Disease Control and Prevention, or CDC, puts the economic impact of HAIs at approximately $20 billion per year in the United States alone. As of October 1, 2008, the Centers for Medicare and Medicaid Services no longer reimburse hospitals for the added cost of treating certain HAIs, placing an increased economic burden on hospitals. CDC estimates that over 30% of HAIs are related to routine occurrences in hospitals, such as central-line catheter insertions, surgical site incisions and poor preparation for surgery.

In our U.S. infection prevention business, our key product offering is our line of proprietary ChloraPrep sterile, single-use applicators for patient preoperative skin preparation in vascular access and surgical procedures. ChloraPrep products are used by hospitals and surgery centers to disinfect the skin before surgical and vascular procedures to help prevent blood stream and surgical-site infections. We began to market the ChloraPrep products upon our acquisition of the assets of Enturia in fiscal 2008.

ChloraPrep products use the clinically preferred concentration of the skin antiseptic chlorhexidine gluconate, or CHG, with 70% isopropyl alcohol. Due to the more than 35 clinical studies demonstrating the superiority of CHG to traditional iodine-based products, over a dozen internationally recognized agencies and organizations, including the CDC, the Institute for Healthcare Improvement, the National Institutes of Health, the American Association of Critical Care Nurses and the American Academy of Pediatrics, support the use of CHG-based formulations for patient skin preparation.

In addition to ChloraPrep products, we also manufacture and market a broad line of patient-preparation, hair-removal and skin-care products, including clippers and razors, special soaps, sponges and scrub brushes for surgeons and other operating room personnel. While our direct selling organization primarily promotes our infection prevention products to acute care hospitals, our products are also used in ambulatory surgical centers and other healthcare settings such as bloodbanks, dialysis centers and home health and reference labs.

In our international infection prevention business, we primarily sell third-party sourced surgical and exam gloves, drapes and apparel and fluid management products and assemble and sell custom surgical procedure kits. The four key categories in these markets are:

•	single-use surgical drapes, gowns and apparel that provide barrier protection for patients, doctors and clinical staff during surgery, childbirth and other procedures;

•	surgical gloves in both latex and latex-free versions;

•	fluid suction and collection systems that consist of disposable suction canisters and liners, suction tubing and supporting hardware and accessories; and

•	surgical procedure kits that we custom assemble and often include the surgical drapes we sell.

We have sales representatives or commissioned agents outside the United States. We have recently received regulatory approval in the United Kingdom to sell ChloraPrep products, and over time our intention is to use our direct selling organization outside the United States to bring ChloraPrep products to international markets.

We also offer MedMined services that feature infection detection software for hospitals, alerting clinicians to early signs of an emerging infection issue and allowing the hospital to target improvement efforts at the right place and the right time. This patented program automatically identifies patterns indicative of specific and correctable quality breakdowns to prevent and treat HAIs. More than 300 hospitals in the United States use MedMined services to help them detect, monitor, prevent and measure outcomes related to HAIs.

Medical Specialties

Our V. Mueller brand is the largest U.S. supplier of reusable stainless-steel surgical instruments primarily focused on the operating room. V. Mueller is an established brand that has been in business for over 100 years and today enables hospitals and surgeons to manage their surgical instruments to ensure the highest level of safety, productivity, quality and performance. We offer over 25,000 unique surgical instruments, as well as surgical instrument information tracking system, surgical instrument sterilization container systems and surgical instrument repair services. Key products include clamps, needle holders, retractors, specialty scissors and forceps. Our V. Mueller products are sold predominantly in the United States directly to hospitals through a direct selling organization.

Additionally, we develop and manufacture a variety of medical devices used primarily by interventional radiologists and surgeons in combination with certain image guidance technologies (for example, x-ray, computed tomography and ultrasound). We offer an extensive line of products that support interventional medicine for a variety of clinical disciplines in body and spine pain interventions. Our products include diagnostic trays, bone marrow and soft tissue biopsy needles to diagnose cancer, drainage catheters and vertebral augmentation products to treat painful fractures of the spine. These products are sold predominantly in the United States directly to hospitals.

In addition to the products and services described above, we also develop, manufacture, market and service a comprehensive line of neurological and vascular products, as well as provide a complete line of accessories for these devices. We sell our neurocare products globally to a variety of customers, including hospitals and other healthcare facilities such as private practice and outpatient clinics, ambulatory surgery centers and physician offices.

Competition

The markets for our products are highly competitive. No one company competes with us across the breadth of our offerings, but we face significant competition in both our domestic and international markets. We compete based upon quality and reliability, technological innovation, price, customer service and support capabilities, brand recognition, patents and other intellectual property and the value proposition of helping improve patient outcomes while reducing overall costs associated with patient safety. We believe our superior product quality and brand strength give us a competitive advantage. We expect to continue to use our clinical expertise to offer innovative, industry-leading products for our customers.

Customers, Sales and Distribution

Sales to customers in the United States accounted for approximately 69% of our fiscal 2009 revenue. Our primary end customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. A substantial portion of our products in the United States are sold to hospitals that are members of a group purchasing organization, or GPO, and through wholesalers and distributors. Included within our products sales to wholesalers and distributors are product sales to Cardinal Health with whom we have a non-exclusive distribution relationship following the spinoff. We have purchasing agreements for specified products with a wide range of GPOs in the United States. The scope of products included in these agreements varies by GPO. Sales to customers outside the United States comprised approximately 31% of fiscal 2009 revenue. Our products are sold in more than 120 countries worldwide. Our primary customers in markets outside the United States are hospitals and wholesalers. We serve these customers through a direct sales force with a presence in over 15 countries and a network of distributors.

Our capital equipment products generally are delivered from our manufacturing facilities directly to the customer. Our disposables and other non-capital equipment products generally are delivered from our manufacturing facilities and from third-party manufacturers to warehouses and from there, the products are delivered to the customer. We contract with a wide range of transport providers to deliver our products by road, rail, sea and air.

Intellectual Property

Patents, trademarks and other proprietary rights are very important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property owned by others.

We hold numerous patents and have numerous patent applications pending in the United States and in other countries that relate to aspects of the technology used in many of our products. Our policy is to file patent applications in the United States and other countries when we believe it is commercially advantageous to do so. We do not consider our business to be materially dependent upon any individual patent.

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include: CareFusiontm, Alaris®, Guardrails®, Pyxis®, AVEA®, Pulmonetic Systemstm, Jaeger®, SensorMedics®, ChloraPrep®, V. Mueller®, SmartSite®, MedStation®, PyxisConnect®, Pyxis SupplyStationtm, Pyxis ProcedureStationtm, MedMinedtm, Convertors®, Presource®, CardinalASSIST tm, EnVetm and Valuelink®, which may be registered or trademarked in the United States and other jurisdictions.

Research and Development

We continuously engage in research and development to introduce new products and enhance the effectiveness, ease of use, safety and reliability of our existing products. Our research and development efforts include internal initiatives as well as collaborative development opportunities with third parties and licensing or acquiring technology from third parties. We employ engineers, software developers, clinicians and scientists in research and development worldwide. These experts enable us to create innovative, industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our product lines. Our research and development expenses were $160 million, $157 million and $101 million in fiscal 2009, 2008 and 2007, respectively. We evaluate developing technologies in areas where we have technological or marketing expertise for possible investment or acquisition.

We intend to continue our focus on research and development as a key strategy for growth. We intend to focus our internal and external investments in those fields that we believe will offer the greatest opportunity for growth and profitability.

Quality Management

We place significant emphasis on providing quality products and services to our customers. Quality management plays an essential role in understanding and meeting customer requirements, effectively resolving quality issues and improving our products and services. We have a network of quality systems throughout our business units and facilities that relate to the design, development, manufacturing, packaging, sterilization, handling, distribution and labeling of our products. To assess and facilitate compliance with applicable requirements, we regularly review our quality systems to determine their effectiveness and identify areas for improvement. We also perform assessments of our suppliers of raw materials, components and finished goods. In addition, we conduct quality management reviews designed to inform management of key issues that may affect the quality of products and services.

From time to time, we may determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and seek to take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling or other actions.

Regulatory Matters

Regulation of Medical Devices in the United States

The development, manufacture, sale and distribution of our medical device products are subject to comprehensive governmental regulation. Most notably, all of our medical devices sold in the United States are subject to the FDC Act, as implemented and enforced by the FDA. The FDA, and in some cases other government agencies, administer requirements covering the design, testing, safety, effectiveness, manufacturing, labeling, promotion and advertising, distribution and post-market surveillance of our products.

Unless an exemption applies, each medical device that we market must first receive either premarket notification clearance (by making a 510(k) submission) or premarket approval (by filing a premarket approval application, or PMA) from the FDA pursuant to the FDC Act. In addition, certain modifications made to marketed devices also may require 510(k) clearance or approval of a PMA supplement. The FDA’s 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will be obtained for any product that we propose to market.

After a device is placed on the market, numerous regulatory requirements continue to apply. Those regulatory requirements include the following: product listing and establishment registration; adherence to the Quality System Regulation, or QSR, which requires stringent design, testing, control, documentation and other quality assurance procedures; labeling requirements and FDA prohibitions against the promotion of off-label uses or indications; adverse event reporting; post-approval restrictions or conditions, including post-approval study commitments; post-market surveillance requirements; the FDA’s recall authority, whereby it can ask for, or require, the recall of products from the market; and requirements relating to voluntary corrections or removals.

Our manufacturing facilities, as well as those of certain of our suppliers, are subject to periodic and for-cause inspections to verify compliance with the QSR as well as other regulatory requirements. If the FDA were to find that we or certain of our suppliers have failed to comply with applicable regulations, it could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacturing and distributing products, civil or criminal sanctions, refusal to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside of the United States, restrictions on operations or withdrawal or suspension of existing approvals. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Any of these actions could have an adverse effect on our business.

Regulation of Medical Devices Outside of the United States

Medical device laws also are in effect in many of the non-U.S. markets in which we do business. These laws range from comprehensive device approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, also are components of most of these regulatory systems. Most of our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. For example, the European Commission, or EC, has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these regulations, manufacturing plants must have received CE certification from a “notified body” in order to be able to sell products within the member states of the European Union. Certification allows manufacturers to stamp the products of certified plants with a “CE” mark. Products covered by the EC regulations that do not bear the CE mark may not be sold or distributed within the European Union.

Regulation of Drugs

We market a line of topical antiseptics under the ChloraPrep brand name that are regulated by the FDA and comparable international authorities as nonprescription or over-the-counter, or OTC, drugs. Some of these products are marketed under a new drug application approved by the FDA or its international counterparts. OTC drugs are regulated in the same fashion as prescription drugs in that we must comply with good manufacturing practices, our manufacturing facilities (or those of our contract manufacturers) must be registered and the manufacturing facilities are subject to inspection by federal and state authorities. Outside the United States, regulatory authorities regulate our OTC products in a manner similar to FDA. In the United States, advertising of OTC drugs is regulated by the Federal Trade Commission, which imposes certain restrictions on our promotional activities for these products. If we (or our suppliers) fail to comply with these regulatory requirements, we could face sanctions ranging from warning letters, product seizures, civil or criminal enforcement actions, consent decrees, or removal of the product from distribution. Any of these actions could have an adverse effect on our business.

Healthcare Laws

We are subject to various federal, state and local laws in the United States targeting fraud and abuse in the healthcare industry, which generally prohibit us from soliciting, offering, receiving or paying any remuneration in order to induce the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs. Healthcare costs have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. The U.S. federal government continues to scrutinize potentially fraudulent practices affecting Medicare, Medicaid and other government healthcare programs. Payers have become more influential in the marketplace and increasingly are focused on drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of healthcare. Violations of fraud and abuse-related laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid and health programs outside the United States.

Other Regulatory Requirements

We are also subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws applicable in non-U.S. jurisdictions that generally prohibit companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. In the sale, delivery and servicing of our medical devices and software outside of the United States, we must also comply with various export control and trade embargo laws and regulations, including those administered by the Department of Treasury’s Office of Foreign Assets Control (OFAC) and the Department of Commerce’s Bureau of Industry and Security (BIS), which may require licenses or other authorizations for transactions relating to certain countries and/or with certain individuals identified by the U.S. government. Despite our training and compliance program, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents.

Raw Materials

We use a wide variety of resin, metals and electrical components for production of our products. We primarily purchase these materials from external suppliers, some of which are single-source suppliers. We purchase materials from selected suppliers based on quality assurance, cost effectiveness and constraints resulting from regulatory requirements, and we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Global commodity pricing can ultimately affect pricing of certain of these raw materials.

Environmental

Our manufacturing operations worldwide are subject to many requirements under environmental laws. In the United States, the U.S. Environmental Protection Agency and similar state agencies administer laws that restrict the emission of pollutants into the air, discharges of pollutants into bodies of water and disposal of pollutants on the ground. Violations of these laws can result in significant civil and criminal penalties and incarceration. The failure to obtain a permit for certain activities may be a violation of environmental law and subject the owner and operator to civil and criminal sanctions. Most environmental agencies also have the power to shut down an operation if it is operating in violation of environmental law. U.S. laws also typically allow citizens to bring private enforcement actions in some situations. Outside the United States, the environmental laws and their enforcement vary and may be more burdensome. For example, some European countries impose environmental taxes or require manufacturers to take back used products at the end of their useful life, and others restrict the materials that manufacturers may use in their products and require redesign and labeling of products. Although such laws do not currently have a significant impact on our products, they are expanding rapidly in Europe. We have management programs and processes in place that are intended to minimize the potential for violations of these laws.

Other environmental laws, primarily in the United States, address the contamination of land and groundwater and require the clean-up of such contamination. These laws may apply not only to the owner or operator of an on-going business, but also to the owner of land contaminated by a prior owner or operator. In addition, if a parcel is contaminated by the release of a hazardous substance, such as through its historic use as a disposal site, any person or company that has contributed to that contamination, whether or not it has a legal interest in the land, may be subject to a requirement to clean up the parcel.

Employees

At June 30, 2009, we employed over 15,000 people across our global operations, with approximately 6,900 employed in the United States. In Europe, some of our employees are represented by unions or works councils. Overall, we consider our employee relations to be good.

Properties

Our principal executive offices are located in an owned facility in San Diego, California. At June 30, 2009, we owned or leased a total of approximately 3.4 million square feet of facility space worldwide to handle manufacturing, production, assembly, research, quality assurance testing, distribution, packaging, and administrative functions. At June 30, 2009, we had 20 manufacturing facilities of which 11 were located in the United States. We consider our operating facilities to be well-maintained and suitable for the operations conducted in them. We periodically evaluate our operating properties, however, and we may make additions, improvements and consolidations, when appropriate. None of our facilities experienced any significant idle time during fiscal year 2009.

The following table summarizes our facilities that are greater than 20,000 square feet by segment and by country as of June 30, 2009:

	Square Feet (in thousands)		Number of Facilities
	Leased	Owned
Critical Care Technologies*
Australia	33.6	—	1
Canada	29.8	—	1
Germany	104.1	—	2
Italy	—	124.0	1
Mexico	190.3	319.0	2
Switzerland	21.7	—	1
United Kingdom	67.3	20.7	3
United States	773.9	472.5	9

Critical Care Technologies Total	1,220.7	936.2	20

Medical Technologies and Services*
Australia	34.9	—	1
Dominican Republic	—	35.0	1
France	—	58.4	1
Germany	136.0	—	1
Ireland	—	29.2	1
United States	904.4	69.9	11

Medical Technologies and Services Total	1075.3	192.5	16

Total	2,296.0	1,128.7	36

*	Certain of the facilities included in the table are utilized by more than one segment.

Legal Proceedings

FDA Consent Decree. We are operating under an amended consent decree with the FDA related to our infusion pump business in the United States. We entered into a consent decree with the FDA in February 2007 related to our Alaris SE pumps (the “Consent Decree”), and in February 2009, we amended the consent decree (the “Amended Consent Decree”), to include the Alaris System and all other infusion pumps manufactured by or for CareFusion 303, Inc., our subsidiary that manufactures and sells infusion pumps in the United States.

We have been working to satisfy the requirements of the Amended Consent Decree, which included the requirements of the Consent Decree. In accordance with the Consent Decree, we reconditioned Alaris SE pumps that had been seized by the FDA, remediated Alaris SE pumps in use by customers and had an independent expert inspect the Alaris SE pump facilities and provide a certification to the FDA as to compliance. In accordance with the Amended Consent Decree, we are implementing a corrective action plan to bring the Alaris System and all other infusion pumps in use in the U.S. market into compliance and had an independent expert inspect our infusion pump facilities and our recall procedures and provide certifications to the FDA as to compliance. The Amended Consent Decree does not apply to intravenous administration sets and accessories. Furthermore, it does not prohibit us from continuing to manufacture, market and sell infusion pumps (other than the Alaris SE pumps). The Amended Consent Decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the Amended Consent Decree, up to $15 million per year.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter, if any, or the matter’s ultimate impact on our business. We may be obligated to pay more or less than the amount that we reserved in connection with the Amended Consent Decree and our corrective action plan because, among other things, the cost of implementing the corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the Amended Consent Decree or our corrective action plan and therefore impose penalties under the Amended Consent Decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the Amended Consent Decree.

Other Matters. In addition to the matters described above, we also become involved in other litigation and regulatory matters incidental to our business, including, but not limited to, product liability claims, employment matters, commercial disputes, intellectual property matters, inclusion as a potentially responsible party for environmental clean-up costs, and litigation in connection with acquisitions and divestitures. We intend to defend ourselves in any such matters and do not currently believe that the outcome of any such matters will have a material adverse effect on our financial condition, results of operations and cash flows.

We may also determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling and other actions. We have recalled, and/or conducted field alerts relating to, certain of our products from time to time. These activities can lead to costs to repair or replace affected products, temporary interruptions in product sales and action by regulators, and can impact reported results of operations. We currently do not believe that these activities (other than those specifically disclosed herein) have had or will have a material adverse effect on our business or results of operations.

MANAGEMENT

Directors

The following table sets forth information, as of September 1, 2009, with respect to the individuals serving on our board of directors.

Name	Age	Title
David L. Schlotterbeck	62	Chairman and Chief Executive Officer
Philip L. Francis	62	Director
Robert F. Friel	53	Director
Jacqueline B. Kosecoff, Ph.D.	60	Director
J. Michael Losh	63	Presiding Director
Gregory T. Lucier	45	Director
Edward D. Miller, M.D.	66	Director
Michael D. O’Halleran	59	Director
Robert P. Wayman	64	Director

Messrs. Schlotterbeck, Francis, Losh and O’Halleran each joined our board of directors on August 19, 2009, in preparation for the spinoff. Messrs. Francis, Losh and O’Halleran were previously members of the Cardinal Health board of directors, and each resigned as a member of the Cardinal Health board of directors on August 31, 2009, in connection with the spinoff. In addition, Messrs. Friel, Lucier and Wayman and Drs. Kosecoff and Miller each joined our board of directors on August 31, 2009, in connection with the spinoff.

Mr. Francis has served as executive chairman of PetSmart, Inc., a specialty pet retailer, since June 2009. He previously served as chairman and chief executive officer of PetSmart, Inc. from 1999 until his appointment as executive chairman. He is a director of SUPERVALU INC., a grocery retail and supply chain company.

Mr. Friel has served as president and chief executive officer of PerkinElmer, Inc., or PerkinElmer, a global leader focused on improving the health and safety of people and the environment, since February 2008. He has also served as a director of PerkinElmer since January 2006, serving as vice chairman until he was appointed as chairman in April 2009. He joined PerkinElmer in 1999, serving as senior vice president and chief financial officer from February 1999 to October 2004, as executive vice president and chief financial officer from October 2004 to January 2006, as president of the Life and Analytical Sciences unit from January 2006 through August 2007 and as president and chief operating officer from August 2007 through February 2008.

Dr. Kosecoff has served as chief executive officer of Prescriptions Solutions, a UnitedHealth Group company providing pharmacy benefit management services, since October 2007. She served as chief executive officer of Ovations, a UnitedHealth Group company providing health and well-being services for people ages 50+, from December 2005 to October 2007. From July 2002 to December 2005, she served as executive vice president, Specialty Companies of PacifiCare Health Systems, Inc., a consumer health organization. She is a director of Sealed Air Corporation, a provider of packaging and performance-based materials and equipment systems, and Steris Corporation, a provider of infection prevention and surgical products and services.

Mr. Losh served as interim chief financial officer of Cardinal Health from July 2004 to May 2005, and served as chief financial officer of General Motors Corporation, an automobile manufacturer, from 1994 to 2000. He is a director of AMB Property Corporation, an industrial real estate owner and operator; Aon Corporation, a provider of risk management services, insurance and reinsurance brokerage, and human capital consulting; H.B. Fuller Company, a specialty chemicals and industrial adhesives manufacturer; Masco Corp., a manufacturer of home improvement and building products; and TRW Automotive Holdings Corp., a supplier of automotive systems, modules and components.

Mr. Lucier has served as chairman and chief executive officer of Life Technologies, a biotechnology tools company, since November 2008 when Invitrogen Corporation and Applied Biosystems merged to form Life Technologies. Previously, he served as chairman and chief executive officer of Invitrogen Corporation from April 2004 to November 2008 and as chief executive officer and as a director of Invitrogen Corporation from May 2003 to April 2004.

Dr. Miller has served as chief executive officer of Johns Hopkins Medicine, which encompasses The Johns Hopkins University School of Medicine and The Johns Hopkins Health System and Hospital, and as dean of the medical faculty of The Johns Hopkins University School of Medicine since January 1997. He is a director of PNC Mutual Funds, Inc., an open-end management investment company, and PNC Alternative Strategies Fund LLC, a closed-end non-diversified management investment company.

Mr. O’Halleran has served as senior executive vice president of Aon Corporation since September 2004. From 1999 to 2004, Mr. O’Halleran served as president and chief operating officer of Aon Corporation.

Mr. Wayman served as chief financial officer of the Hewlett-Packard Company, HP, a computer and electronics company, from 1984 until his retirement in December 2006. He also served as HP’s executive vice president, finance and administration from 1992 until his retirement after 37 years with the company. He served as interim chief executive officer of HP from February 2005 through March 2005 and as a director of HP from February 2005 to March 2007 and from 1993 to 2002. He is a director of Sybase, Inc., a provider of enterprise and mobile software, and Affymetrix, Inc., a developer of tools to analyze complex genetic information.

Our board of directors is divided into three classes, each comprised of three directors. Messrs. Schlotterbeck, Losh and Dr. Miller are designated as Class I directors, and their terms will expire at the first annual meeting of stockholders following the spinoff, which we expect to hold in 2010. Messrs. Wayman and O’Halleran and Dr. Kosecoff are designated as Class II directors, and their terms will expire at the following year’s annual meeting of stockholders, which we expect to hold in 2011. Messrs. Francis, Friel, and Lucier are designated as Class III directors, and will have terms that will expire at the following year’s annual meeting of stockholders, which we expect to hold in 2012. Commencing with the first annual meeting of stockholders following the spinoff, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election.

Executive Officers

The following table sets forth information, as of September 1, 2009, with respect to the individuals serving as our executive officers:

Name	Age	Position
David L. Schlotterbeck	62	Chairman and Chief Executive Officer
Edward J. Borkowski	50	Chief Financial Officer
Dwight Winstead	60	Chief Operating Officer
Vivek Jain	37	President, Medical Technologies and Services
Thomas Leonard	41	President, Dispensing Technologies
Carol Zilm	54	President, Critical Care Technologies
Joan Stafslien	45	Executive Vice President, General Counsel and Secretary
Cathy Cooney	58	Executive Vice President, Human Resources

Mr. Schlotterbeck is the Chairman of our board of directors and our Chief Executive Officer. Prior to the spinoff, he served as Vice Chairman of Cardinal Health since January 2008 and Chief Executive Officer, Clinical and Medical Products since August 2006. He served as Chairman and Chief Executive Officer — Clinical

Technologies and Services of Cardinal Health from September 2004 to August 2006. He was President of ALARIS Medical Systems, Inc., or Alaris, from July 2004, when Cardinal Health acquired Alaris, until August 2006. He was President and Chief Executive Officer and a director of Alaris from April 1999 to June 2004. He is a director of Virtual Radiologic Corporation, a teleradiology services company.

Mr. Borkowski was hired as our Chief Financial Officer in May 2009. He previously served as the Chief Financial Officer of Mylan Inc. from March 2002 to May 2009 and as Executive Vice President of Mylan from October 2007 to March 2009. Prior to joining Mylan, beginning in 1999, he was employed by the Consumer Healthcare Group of Pharmacia Corporation, a pharmaceutical company that merged with Pfizer in 2003, where he served as Assistant Vice President, North American Finance and Administration and later as Vice President, Global Finance and Information Technology. He served in various finance positions for Wyeth, a company specializing in pharmaceuticals, consumer health care products, and animal health care products (then known as American Home Products Corporation), from 1992 to 1999.

Mr. Winstead is our Chief Operating Officer. Prior to the spinoff, he served as Group President, Clinical and Medical Products of Cardinal Health since July 2008. He served as Group President, Clinical Technologies and Services from July 2006 to July 2008, and President and Chief Operating Officer of Clinical Technologies and Services from September 2004 to July 2006. From May 2004 to January 2006, he also served as Group President and President, Pyxis Products. He was Cardinal Health’s Group President and President, Clinical Services and Consulting from September 2002 to May 2004 and President, Cardinal Health Provider Pharmacy Services from July 2000 to September 2002. He served as President of Owen Healthcare, Inc. (a subsidiary of Cardinal Health) from May 1997 to July 2000. He is a director of Oncogenex Pharmaceuticals, Inc., a biopharmaceutical company.

Mr. Jain is our President, Medical Technologies and Services. Prior to the spinoff, he served as Executive Vice President — Strategy and Corporate Development of Cardinal Health since August 2007. Prior to joining Cardinal Health, from May 2006 to August 2007 he served as Senior Vice President/Head of Healthcare Strategy, Business Development and M&A for the Philips Medical Systems business of Koninklijke Philips Electronics N.V., an electronics company. He was an investment banker at J.P. Morgan Securities, Inc., an investment banking firm, from July 1994 to April 2006. His last position with J.P. Morgan was as Managing Director/Co-Head of Global Healthcare Investment Banking from April 2002 to April 2006.

Mr. Leonard is our President, Dispensing Technologies. Prior to the spinoff, he served as Senior Vice President and General Manager, Clinical Services of Cardinal Health since June 2008. Prior to joining Cardinal Health, from June 2005 to June 2008, he was Senior Vice President and General Manager, Ambulatory Solutions of McKesson Corporation, a healthcare services company. From July 2000 to June 2005 he was Executive Vice President of Operations at Picis, Inc., a provider of acute care products and services.

Ms. Zilm is our President, Critical Care Technologies. Prior to the spinoff, she served as President of Clinical Technologies of Cardinal Health since January 2006. From November 2000 to December 2005, she served as President of Cordis Endovascular/Neurovascular, a subsidiary of Johnson & Johnson and a developer and manufacturer of interventional vascular technology. Prior to joining Johnson & Johnson in 1998, she was the General Manager of Marketing for General Electric Medical Systems from 1996 to 1998.

Ms. Stafslien is our Executive Vice President, General Counsel and Secretary. Prior to the spinoff, she served as Senior Vice President and General Counsel, Clinical and Medical Products of Cardinal Health since July 2008. She was Senior Vice President and General Counsel, Clinical Technologies and Services of Cardinal Health, from August 2004 to July 2008. From March 1999 to August 2004 she served as Deputy General Counsel and Assistant General Counsel of Alaris. From May 1998 to February 1999, she served as Senior Corporate Counsel to Alaris. Prior to Alaris, she was an associate with the law firms of Brobeck, Phleger & Harrison LLP and Luce, Forward, Hamilton & Scripps LLP.

Ms. Cooney is our Executive Vice President, Human Resources. Prior to the spinoff, she served as Senior Vice President, Human Resources — Clinical and Medical Products of Cardinal Health since July 2008. She was Senior Vice President, Human Resources — Clinical Technologies and Services from September 2004 to July 2008 and Senior Vice President, Human Resources — Leadership Development of Cardinal Health from January 2003 to September 2004. From March 2002 to January 2003 she was Vice President, Strategic Staffing and Diversity of Cardinal Health. She served as Vice President, Diversity from July 2001 to March 2002 and Vice President and General Manager, Cardinal Health Staffing Network, from May 2000 to July 2001.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934 and rules and regulations promulgated by the SEC, our directors, executive officers and beneficial owners of more than 10% of any class of equity security are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. During the fiscal year ended June 30, 2009, CareFusion Corporation was not a reporting company under the Exchange Act and accordingly, our directors and officers were not subject to the reporting requirements under Section 16(a) of the Exchange Act during fiscal 2009.

Committees of the Board of Directors

Our board of directors has established three standing committees: an Audit Committee, a Nominating and Governance Committee and a Human Resources and Compensation Committee. Our board of directors has adopted a written charter for each of these committees, which has been posted on our website, www.carefusion.com.

Audit Committee

The Audit Committee is comprised of Mr. Losh, Dr. Kosecoff, Mr. Lucier and Mr. Wayman. Mr. Losh is the Audit Committee Chairman. Our board of directors has determined that each of Messrs. Losh, Lucier and Wayman and Dr. Kosecoff is an “audit committee financial expert” for purposes of the rules of the SEC. In reaching this determination, the board considered, among other things, the experience of each of Messrs. Losh and Wayman as a chief financial officer and the experience of each of Dr. Kosecoff and Mr. Lucier as a chief executive officer, as set forth above under the heading “ Directors.” In addition, the board has determined that Mr. Losh’s simultaneous service on the audit committees of more than two other public companies does not impair his ability to effectively serve on the Audit Committee of our board. In reaching this determination, the board considered Mr. Losh’s ability to devote sufficient and substantial time to service on our Audit Committee. In addition, our board of directors determined that each of the members of the Audit Committee are independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act and in accordance with our Corporate Governance Guidelines. The Audit Committee is expected to meet at least quarterly and will assist our board of directors in fulfilling its oversight responsibilities by reviewing and reporting to our board of directors on the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Mr. Francis, Mr. Friel, Dr. Miller and Mr. Wayman. Mr. Francis is the Nominating and Governance Committee Chairman. Our board of directors has determined that each of the members of the Nominating and Governance Committee are independent, as defined by the rules of the NYSE and in accordance with our Corporate Governance Guidelines. The Nominating and Governance Committee is responsible for identifying individuals qualified to become members of the board of directors (consistent with the criteria approved by our board of directors), recommending director candidates for our board of directors and its committees, developing and recommending Corporate Governance Guidelines to our board of directors, and performing a leadership role in shaping our corporate governance.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee, or the Compensation Committee, is comprised of Mr. O’Halleran, Mr. Friel, Dr. Kosecoff and Mr. Lucier. Mr. O’Halleran is the Compensation Committee Chairman. Our board of directors has determined that each member of the Compensation Committee is independent, as defined by the rules of the NYSE and in accordance with our Corporate Governance Guidelines. In addition, the members of the Compensation Committee qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Compensation Committee is responsible for assisting the board of directors in discharging its responsibilities relating to compensation of our executive officers, reviewing our strategies for attracting, developing, retaining and motivating management and employees and overseeing the succession of our leadership talent.

Corporate Governance

Stockholder Recommendations for Director Nominees

Our amended and restated by-laws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to our board of directors. Our board of directors has adopted a policy concerning the evaluation of stockholder recommendations of board candidates by the Nominating and Governance Committee.

Communicating with the Board

Our board of directors adopted a set of Corporate Governance Guidelines to assist them in guiding our governance practices. Our Corporate Governance Guidelines include procedures by which stockholders and other interested parties may communicate with our board, any committee of our board, any individual director (including the Presiding Director) or the independent or non-management directors as a group. Such parties can send communications by mail to our board in care of the Corporate Secretary, CareFusion Corporation, 3750 Torrey View Court, San Diego, California 92130. In addition, such parties can contact our board by emailing the Corporate Secretary at corporatesecretary@carefusion.com. The name or title of any specific board recipient or group should be noted in the communication. Communications from stockholders are distributed to our board or to the committee or director(s) to whom the communication is addressed. In that regard, our board is expected to request that the Corporate Secretary not distribute communications that are determined not to be relevant to us or our board, such as spam, mass mailings or emails, business solicitations or advertisements, or communications that are inappropriate, such as those promoting illegal activities or containing offensive content.

Director Qualification Standards

Our Corporate Governance Guidelines provide that the Nominating and Governance Committee is responsible for reviewing with our board of directors the appropriate skills and characteristics required of board members in the context of the make-up of our board of directors and developing criteria for identifying and evaluating board candidates. These criteria include, among other things, an individual’s business experience and skills, independence, judgment, integrity and ability to commit sufficient time and attention to the activities of our board, as well as the absence of any potential conflicts with our interests. The Nominating and Governance Committee will consider these criteria in the context of an assessment of the perceived needs of the board as a whole and seek to achieve diversity of occupational and personal backgrounds on our board. Our board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Governance Committee.

Policies on Business Ethics; Chief Compliance Officer

Our board of directors adopted a Code of Conduct to ensure that our business is conducted in a consistently legal and ethical manner. All of our employees, including our executive officers and directors, are required to comply with our Code of Conduct.

The full text of the Code of Conduct can be found in the “Investor Relations” section of our website accessible to the public at www.carefusion.com; by clicking the “Corporate Governance” link. Upon request, we will provide a copy of our Code of Conduct to any person, without charge. Requests can be directed to the Corporate Secretary, CareFusion Corporation, 3750 Torrey View Court, San Diego, California 92130, or by email at corporatesecretary@carefusion.com. Any waiver of the Code of Conduct for directors or executive officers must be approved by our Audit Committee. We will disclose future amendments to our Code of Conduct, or waivers from our Code of Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website, www.carefusion.com, within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from our Code of Conduct for our other executive officers and our directors on our website.

We have a Chief Compliance Officer who reports to both our Chief Executive Officer and our Audit Committee. The Chief Compliance Officer is responsible for supporting our board in its responsibility to evaluate, review and enhance our corporate ethics and compliance program and ensuring senior leadership responsibility and accountability for compliance and ethical business conduct.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Until our separation from Cardinal Health on August 31, 2009, CareFusion Corporation was a wholly owned subsidiary of Cardinal Health. Accordingly, during the fiscal year ended June 30, 2009, compensation decisions for our executive officers were made under the framework established by Cardinal Health. This Compensation Discussion and Analysis describes the compensation philosophy for our executive officers for the year ended June 30, 2009, which is derived primarily from the compensation philosophy of Cardinal Health. In the discussion that follows, we review the compensation philosophy for our most highly compensated executive officers based on their fiscal 2009 compensation with Cardinal Health. These officers are referred to herein as “named executives” and CareFusion is referred to as “we”, “us” or “our.” This Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation philosophy will differ from that of Cardinal Health in fiscal 2010, now that we are a separate, stand-alone company.

In this Compensation Discussion and Analysis, we review compensation for the following individuals:

•	David L. Schlotterbeck, our Chairman and Chief Executive Officer, who served as Chief Executive Officer — Clinical and Medical Products with Cardinal Health prior to the separation;

•	Edward J. Borkowski, our Chief Financial Officer, who joined us in May 2009;

•	Dwight Winstead, our Chief Operating Officer, who served as Group President, Clinical and Medical Products with Cardinal Health prior to the separation;

•	Vivek Jain, our President, Medical Technologies and Services, who served the Executive Vice President — Strategy and Corporate Development with Cardinal Health prior to the separation; and

•	Carol Zilm, our President, Critical Care Technologies, who served as President of Clinical Technologies with Cardinal Health prior to the separation.

The initial compensation policies for our named executives leading up to the separation were developed with assistance from Towers Perrin, the compensation consultant for the Human Resources and Compensation Committee of Cardinal Health’s Board of Directors, which we refer to as the Cardinal Health Compensation Committee. The policies were reviewed by the Cardinal Health Compensation Committee prior to the separation. In connection with the separation, on August 31, 2009, the CareFusion Board of Directors established its own Human Resources and Compensation Committee, which we refer to as our Compensation Committee. We have reviewed these policies with our Compensation Committee, however, they remain subject to continuing review by our Compensation Committee as we establish our own policies following the separation. In connection with the separation, our Compensation Committee has engaged Hewitt Associates as its compensation consultant. We discuss below our expectations with respect to executive compensation for our named executives for fiscal 2010 based on these policies.

Subsequent to the separation, our Compensation Committee has continued to develop and implement compensation policies and make determinations with respect to executive compensation. The Compensation Committee approved our annual equity award grant, which we granted on September 15, 2009. In addition, the Compensation Committee approved a retention agreement with Mr. Winstead, dated October 15, 2009, the terms of which are set forth below under “Employment Agreements and Offer Letters — Recent Developments.”

Objectives of Our Compensation Program

Historically. The primary objective of Cardinal Health’s executive compensation program for fiscal 2009 was to deliver a competitive package to attract, motivate and retain key executives and align their compensation with Cardinal Health’s overall business goals, core values and shareholder interests. To this end, the Cardinal Health Compensation Committee established an executive compensation philosophy that includes the following considerations:

•	a “pay-for-performance” orientation that delivers pay based on overall company, segment and individual performance;

•	an emphasis on pay-for-performance in long-term incentives, including stock-based awards, to more closely align the executives’ interests with the shareholders’ interests; and

•	individual wealth accumulation through long-term incentives and deferred compensation, rather than through pensions.

Going Forward. It is expected that our Compensation Committee will establish a similar executive compensation philosophy with respect to our named executives following the separation. We expect that our compensation objective will be primarily to reinforce consistent attainment of above-market performance.

The Design of the Compensation Program

Historically. Cardinal Health’s compensation for our named executives includes the following elements:

•	base salary;

•	annual cash incentives;

•	long-term incentives:

•	stock options;

•	restricted share units, or RSUs; and

•	performance cash;

•	deferred compensation; and

•	other benefits and perquisites.

With minor variations, Cardinal Health relies on these same compensation elements for its other executive officers.

When making compensation-related decisions, Cardinal Health believes it is important to be informed about the current practices of similarly-situated public companies. Cardinal Health uses a comparator group, or the Cardinal Health Comparator Group, as discussed at “Comparator Group and Benchmarking” below. A significant majority of Cardinal Health’s named executives’ total direct compensation is in the form of performance-based compensation. Cardinal Health defines total direct compensation as base salary, plus target annual cash incentives and long-term incentives and considers annual cash incentives, long-term incentive cash and stock options to be performance-based compensation. Cardinal Health’s goal for the named executives is to provide total direct compensation that is competitive with the 60th to 65th percentile of the Cardinal Health Comparator Group. When the Cardinal Health Compensation Committee established this compensation target, it considered that Cardinal Health does not provide pensions or supplemental executive retirement plans, referred to as SERPs. Instead, Cardinal Health relies on long-term incentives and its 401(k) Savings Plan and Deferred Compensation Plan to provide a competitive package for wealth accumulation and retirement and to motivate and retain named executives.

Going Forward. For fiscal 2010, our executive compensation program will include the following elements: base salary; annual cash incentives; long-term incentives, in the form of stock options, restricted stock units and performance stock units; deferred compensation; and other benefits and perquisites. For fiscal 2010, our comparator group, or the CareFusion Comparator Group, changed significantly from the comparator group used by Cardinal Health for fiscal 2009 compensation decisions. See “Policies, Guidelines and Practices Related to Executive Compensation — Comparator Group and Benchmarking” below. Our goal for our named executives for fiscal 2010 is to provide total direct compensation that is between the 60th and 65th percentile of the CareFusion Comparator Group.

Compensation Decisions

Historically. As Messrs. Schlotterbeck and Jain were executive officers of Cardinal Health, compensation decisions for Messrs. Schlotterbeck and Jain were made by the Cardinal Health Compensation Committee. The Cardinal Health Compensation Committee made these decisions after reviewing comparative compensation data from the Cardinal Health Comparator Group for similarly-situated executives provided by the Cardinal Health Compensation Committee’s compensation consultant. While Mr. Winstead and Ms. Zilm were employees of Cardinal Health during fiscal 2009, they were not executive officers of Cardinal Health, and accordingly, decisions regarding their compensation were not made by the Cardinal Health Compensation Committee. Decisions regarding Mr. Winstead were made by Mr. Schlotterbeck as Chief Executive Officer — Clinical and Medical Products of Cardinal Health, and decisions regarding Ms. Zilm were made by Mr. Winstead as the then Group President, Clinical and Medical Products of Cardinal Health. Certain compensation decisions are more formula-driven, while others require more judgment and discretion. For instance, market data and performance are considered in determining a named executive’s base salary. Target annual and long-term incentives are calculated as a multiple of base salary. Quantitative and qualitative metrics are used and some judgment is exercised in determining achievement of the overall company, segment, business and function performance goals and assessing the named executive’s individual performance for a fiscal year. An evaluation of individual performance is used in determining increases to base salary and awarding annual incentive compensation and equity grants. Cardinal Health also considers employment agreement terms and internal pay equity within the executive’s pay level. When considering internal pay equity, Cardinal Health considers the targeted compensation elements and targeted total direct compensation of other Cardinal Health executives who have a similar level of responsibility.

Mr. Borkowski was hired as our Chief Financial Officer in May 2009. We worked with the Cardinal Health Compensation Committee’s compensation consultant to develop an overall compensation package to recruit Mr. Borkowski to join CareFusion. The Cardinal Health Compensation Committee reviewed and approved the terms of his employment agreement, which are summarized below under “Other Actions Taken in Connection with the CareFusion Separation.” In making compensation decisions for Mr. Borkowski, the Cardinal Health Compensation Committee considered Mr. Borkowski’s compensation relative to chief financial officers of companies in the CareFusion Comparator Group and approved an overall compensation package to attract and retain Mr. Borkowski as our Chief Financial Officer.

Going Forward. We expect that our Compensation Committee will take a similar approach to making compensation decisions for our named executives following the separation, except that all decisions with respect to our named executives will be made by our Compensation Committee.

Base Salary

Historically. Base salary is an important element of compensation because it provides the named executive with a base level of income. In determining base salaries for executives, the following factors are considered:

•	market and competitive data for the executive’s level of responsibility, targeting the 50th percentile of the Cardinal Health Comparator Group; and

•	individual performance, experience and skills.

The following table and notes reflect the annualized base salaries of our named executives for the positions held by each at the end of fiscal 2008 and 2009:

Name	CareFusion Position After Separation	Fiscal 2008 Annualized Base Salary at End of Fiscal Year	Fiscal 2009 Annualized Base Salary at End of Fiscal Year
David L. Schlotterbeck	Chairman and Chief Executive Officer	$745,000	$745,000
Edward J. Borkowski(1)	Chief Financial Officer	N/A	$560,000
Dwight Winstead	Chief Operating Officer	$569,250	$569,250
Vivek Jain	President, Medical Technologies & Services	$450,000	$450,000
Carol L. Zilm(2)	President, Critical Care Technologies	$410,000	$426,400

(1)	Effective upon his start date of May 26, 2009, Mr. Borkowski has an annual base salary of $560,000, which is competitive with the targeted range from the CareFusion Comparator Group for his position and is commensurate with his experience and necessary to attract him to serve as our Chief Financial Officer.
(2)	Ms. Zilm received a base salary that is at the high end of the targeted range from the Cardinal Health Comparator Group for her position because of internal equity considerations and her demonstrated and sustained high performance.

Going Forward. In connection with the separation, on August 31, 2009, our Compensation Committee established base salary levels for the named executives for fiscal 2010, as set forth in the table below. In setting base salary, our Compensation Committee considered the factors described above, adjusted to reflect each named executive’s post-separation level of responsibility, market data for similar positions using the CareFusion Comparator Group and base salary level before the separation, targeting the 50th percentile of the CareFusion Comparator Group. Our Compensation Committee approved an increase to the base salaries of Messrs. Schlotterbeck and Winstead to $1,000,000 and $745,000, respectively, effective August 31, 2009. Our Compensation Committee believed that these increases were appropriate to reflect the post-separation levels of responsibility of Messrs. Schlotterbeck and Winstead and to be competitive with base salaries for comparable positions of companies comprising the CareFusion Comparator Group.

Name	CareFusion Position After Separation	Annualized Base Salary at End of Fiscal Year 2009	Annual Base Salary Effective August 31, 2009	Percent Change
David L. Schlotterbeck	Chairman and Chief Executive Officer	$745,000	$1,000,000	34%
Edward J. Borkowski	Chief Financial Officer	$560,000	$560,000	—%
Dwight Winstead	Chief Operating Officer	$569,250	$745,000	31%
Vivek Jain	President, Medical Technologies & Services	$450,000	$450,000	—%
Carol L. Zilm	President, Critical Care Technologies	$426,400	$426,400	—%

Annual Cash Incentive Compensation

Historically. The named executives are granted annual cash incentive awards under Cardinal Health’s Management Incentive Plan, or Cardinal Health MIP, based on corporate, segment, function, business and individual performance. The target amounts are based upon competitive market data for similar positions, targeting the 75th percentile of the Cardinal Health Comparator Group, because Cardinal Health believes the performance goals that are established are challenging, and as noted above, a large portion of executive compensation is performance-based.

In August 2008, the fiscal 2009 annual incentive targets under the Cardinal Health MIP were established for the named executives. In August 2009, Cardinal Health awarded annual cash incentive compensation under the Cardinal Health MIP, based upon the factors discussed below. As set forth in the following table, Mr. Jain was the only named executive to receive a payout under the Cardinal Health MIP for fiscal 2009:

Name	CareFusion Position After Separation	Fiscal 2009 Target Incentive Percentage of Base Salary	Fiscal 2009 Annual Incentive Target	Fiscal 2009 Annual Incentive Compensation
David L. Schlotterbeck	Chairman and Chief Executive Officer	100%	$745,000	$—
Edward J. Borkowski(1)	Chief Financial Officer	N/A	N/A	N/A
Dwight Winstead	Chief Operating Officer	100%	$569,250	$—
Vivek Jain	President, Medical Technologies & Services	90%	$405,000	$162,000
Carol L. Zilm(2)	President, Critical Care Technologies	75%	$311,578	$—

(1)	Under the terms of his offer letter, Mr. Borkowski was eligible for an annual incentive in fiscal 2009, however, given his start date in May of 2009, he did not receive a bonus for his service in the fiscal year ended June 30, 2009. In fiscal 2010, he will have an annual incentive target of 90% of his base salary.
(2)	The fiscal 2009 annual incentive target shown for Ms. Zilm above reflects the fact that for a portion of the fiscal year her annual salary was $410,000 and then was adjusted to $426,400. The annual incentive target of 75% was applied to her weighted average salary during the year.

At the beginning of fiscal 2009, the Cardinal Health Compensation Committee reviewed and approved overall company performance goals as described below. Cardinal Health’s Chief Executive Officer established individual performance goals and sector and function goals for Messrs. Schlotterbeck and Jain. Mr. Schlotterbeck, Chief Executive Officer — Clinical and Medical Products of Cardinal Health, established individual performance goals and segment goals for Mr. Winstead. Mr. Winstead, the then Group President, Clinical and Medical Products of Cardinal Health, established individual performance goals and business goals for Ms. Zilm.

In August 2008, the Cardinal Health Compensation Committee established performance goals under the Cardinal Health MIP for fiscal 2009 based upon the achievement of a specified level of growth in earnings before interest and taxes, or EBIT, and return on tangible capital, as defined in the “Executive Compensation — Cardinal Health Compensation Plans — Cardinal Health Management Incentive Plans” section. The objective of the performance goals is to drive annual and sustainable year-over-year growth, with 100% achievement of the targets supporting Cardinal Health’s performance objectives. The Cardinal Health Compensation Committee selected EBIT as the performance target for fiscal 2009 to replace the performance target based on net operating profit after tax, NOPAT, because the Cardinal Health Compensation Committee believes that EBIT provides greater transparency as to performance against the goals. EBIT is closely linked to other financial benchmarks used within Cardinal Health to measure performance, and the use of EBIT will simplify and align the annual and long-term performance-based compensation metrics. Return on tangible capital was selected by the Cardinal Health Compensation Committee in fiscal 2008 as an additional performance metric because it measures and drives value creation. The Cardinal Health Compensation Committee retains discretion to approve adjustments to EBIT and return on tangible capital for purposes of determining whether Cardinal Health achieves the performance goals, as discussed in more detail in the “Executive Compensation — Cardinal Health Compensation Plans — Cardinal Health Management Incentive Plans” section.

Under the Cardinal Health MIP, a named executive can receive a cash award of 0-200% of the executive’s annual incentive target, with a threshold cash award level of 60% if a minimum level of both EBIT and return on tangible capital is obtained. For fiscal 2009, the weighting of the two performance factors in determining the annual bonus payment was derived from a pay and performance matrix. If Cardinal Health does not achieve the minimum performance goals with respect to either EBIT or return on tangible capital, but Cardinal Health does satisfy the Section 162(m) overall company performance criterion, then any cash awards are at the discretion of the Cardinal Health Compensation Committee. The table below shows the Cardinal Health performance goals at minimum, target and maximum performance levels and actual overall company performance for fiscal 2009:

	Fiscal 2009
Performance Metric	Minimum 60% Performance	Target 100% Performance	Maximum 200% Performance	Actual Performance
EBIT (in millions)(1)	$2,197	$2,266	$2,416	$2,085
Return on Tangible Capital	33%	35%	39%	30%

(1)	Revised to reflect the reclassification of Cardinal Health’s Martindale business to discontinued operations in the fourth quarter of fiscal 2009.

For fiscal 2009, Cardinal Health did not achieve the minimum performance goals with respect to either EBIT or return on tangible capital, but satisfied the overall company performance criterion of a specified level of return on equity. The Cardinal Health Compensation Committee exercised discretion to fund the Cardinal Health MIP and to determine the actual amount of the annual incentive compensation for its executives, including Messrs. Schlotterbeck and Jain. In doing so, the Cardinal Health Compensation Committee recognized that the primary reason for Cardinal Health’s below target EBIT performance was the impact of the deferral of hospital capital purchases on the Clinical and Medical Products segment and that the Healthcare Supply Chain Services segment profit performance was on target and the corporate function managed expenses were below budget. In addition, the Committee noted the significant efforts associated with the CareFusion separation.

Based on the performance of the Clinical and Medical Products segment and at his request, the Cardinal Health Compensation Committee awarded Mr. Schlotterbeck no annual cash incentive. Similarly, no annual cash incentive was awarded to Mr. Winstead or Ms. Zilm. Using its discretion under the Cardinal Health MIP, the Cardinal Health Compensation Committee determined to award an annual cash incentive to Mr. Jain, based on his performance as Executive Vice President — Strategy and Corporate Development of Cardinal Health. Based on the consolidated financial performance of Cardinal Health, his efforts associated with the CareFusion separation and the below-target expenses of the corporate function, the Cardinal Health Compensation Committee awarded Mr. Jain annual cash incentive equal to 40% of his target.

Going Forward. In connection with the separation, our Compensation Committee adopted the CareFusion Management Incentive Plan (MIP), which will apply for fiscal 2010. Performance goals for fiscal 2010 will be based upon earnings before income tax, or EBIT, with cash flow acting as a modifier to increase or decrease funding of the annual incentive pool. The table below lists the annual incentive targets for our named executives for fiscal 2010. These targets are based on competitive market data for similar positions, targeting the 65th percentile of the CareFusion Comparator Group, consistent with a business emphasizing high growth and innovation, and upon the named executive’s target annual incentive before the separation.

Name	CareFusion Position After Separation	Annual Salary Effective August 31, 2009	Fiscal 2010 Target Incentive Percentage of Base Salary	Fiscal 2010 Annual Incentive Target
David L. Schlotterbeck(1)	Chairman and Chief Executive Officer	$1,000,000	120%	$1,200,000
Edward J. Borkowski	Chief Financial Officer	$560,000	90%	$504,000
Dwight Winstead(1)	Chief Operating Officer	$745,000	100%	$745,000
Vivek Jain	President, Medical Technologies & Services	$450,000	90%	$405,000
Carol L. Zilm	President, Critical Care Technologies	$426,400	75%	$319,800

(1)	The fiscal 2010 annual incentive targets shown above for Messrs. Schlotterbeck and Winstead reflect the target annual incentive based on their new annual salaries as of August 31, 2009. Per the terms of the CareFusion Management Incentive Plan (MIP), the actual target annual incentive will be based on the weighted average salary they maintain throughout fiscal 2010.

Long-Term Incentive Compensation

Historically. Cardinal Health’s long-term incentive compensation program in fiscal 2009 provided grants of stock options, RSUs and performance cash under the Cardinal Health 2005 Long-Term Incentive Plan, or the Cardinal Health LTIP. The option and RSU grants are designed to provide Cardinal Health’s executives with multiple equity awards over a number of years. The long-term incentive program for fiscal 2009 was composed of 70% in performance-based awards (45% in stock options and 25% in a three-year performance cash award) and 30% in RSUs.

The Cardinal Health Compensation Committee determined the total long-term incentive target multiplier of base salary for Messrs. Schlotterbeck and Jain, targeting the 65th percentile of the Cardinal Health Comparator Group, aligning with Cardinal Health’s philosophy of driving wealth accumulation through long-term incentives rather than pensions. The Cardinal Health Compensation Committee may adjust the size of equity grants based upon the individual’s past and expected future performance; however, grants under the three-year performance cash program are not adjusted based upon individual performance. The size of equity awards made to an individual in previous years and the amount of stock then owned by a named executive did not affect the Cardinal Health Compensation Committee’s determinations in making new equity grants. Mr. Winstead’s equity awards under the Cardinal Health LTIP for fiscal 2009 were determined based on the recommendation of Mr. Schlotterbeck, as Chief Executive Officer — Clinical and Medical Products of Cardinal Health, and Ms. Zilm’s awards were determined based on the recommendation of Mr. Winstead, the then Group President, Clinical and Medical Products of Cardinal Health. As Mr. Borkowski joined us in May 2009, he did not receive any equity awards based on the long-term incentive target multiplier for fiscal 2009. However, the Cardinal Health Compensation Committee did approve an award to Mr. Borkowski of stock options with a value of $600,000 and RSUs with a value of $600,000 in connection with his employment as our Chief Financial Officer, which were granted on June 15, 2009. See “Other Actions Taken In Connection with the CareFusion Separation.” In addition, Mr. Jain received an additional award of RSUs in September 2008 when Cardinal Health announced plans for the CareFusion separation. These RSUs, which had a value of $900,000, were awarded as an incentive to remain with Cardinal Health until his role in the CareFusion separation was complete during the period of uncertainty regarding their long-term role with Cardinal Health and to motivate him to complete the CareFusion separation, as discussed below under “Other Actions Taken In Connection with the CareFusion Separation.”

The following table sets forth the target long-term incentive compensation for fiscal 2009 and the actual values awarded, including the allocation of the long-term incentive compensation among stock options, RSUs/restricted shares and performance cash. For purposes of the table, the grant date value of the stock options and RSUs/restricted shares is included as determined for financial reporting purposes. For additional information, see “Executive Compensation — Grants of Plan-Based Awards for Fiscal 2009.” As set forth in the table below, each of the named executive officers received actual long-term incentive grants for fiscal 2009 that exceeded his or her target, based on individual performance.

Name	Target Fiscal 2009 Long-Term Incentive Compensation(2)	Actual Fiscal 2009 Long-Term Incentive Grants	Allocation of Actual Fiscal 2009 Long-Term Incentive Grants(1)
			Stock Options(3)	RSUs/ Restricted Shares	Performance Cash(4)
David L. Schlotterbeck	$2,980,000	$3,203,500	$1,475,100	$983,400	$745,000
Edward J. Borkowski(5)	N/A	N/A	N/A	N/A	N/A
Dwight Winstead	$1,707,750	$1,835,832	$845,336	$563,558	$426,938
Vivek Jain(6)	$1,012,500	$1,088,438	$278,438	$556,875	$253,125
Carol L. Zilm	$820,000	$850,750	$235,750	$410,000	$205,000

(1)	The stock options and restricted stock awards described above were granted in the form of Cardinal Health equity under the 2005 Cardinal Health Long-Term Incentive Plan as amended. Upon the separation of CareFusion from Cardinal Health, these awards were converted to CareFusion equity consistent with the terms of the spinoff.

(2)	The target multiple of base salary is applied against the named executive’s annual base salary in effect on the date of grant in August 2008.
(3)	When valuing options for compensation purposes, Cardinal Health assumes that the option will be held to term, and this is the valuation considered by the Cardinal Health Compensation Committee. This assumption may be different from the assumption relating to expected life of the option used in the Summary Compensation Table and Grants of Plan-Based Awards for Fiscal 2009 table below.
(4)	The performance cash above represents the target payout for the three-year performance period FY2009-FY2011. Performance cash awards were to be paid out at the end of the performance period if Cardinal Health achieved certain performance goals during the performance period. In connection with the separation of CareFusion, the Cardinal Health Compensation Committee decided to terminate this performance period early and payouts under this plan were determined as described in the “Performance Cash” section below.
(5)	In May 2009, the Cardinal Health Compensation Committee approved an award to Mr. Borkowski of Cardinal Health stock options with a value of $600,000 and Cardinal Health RSUs with a value of $600,000 in connection with his employment as our Chief Financial Officer. The Cardinal Health stock options and RSUs were granted on June 15, 2009. The number of stock options granted were valued at $600,000 based upon Cardinal Health’s standard method for valuing stock options for financial accounting purposes, adjusted to assume that Mr. Borkowski will hold the stock options to term. The number of RSUs were determined using $600,000 divided by the Cardinal Health closing stock price on the grant date. These grants provide Mr. Borkowski an immediate ownership stake in, and incentive to join, CareFusion. Under the terms of his offer letter, Mr. Borkowski will be eligible to receive an annual long-term incentive grant under the CareFusion LTIP in fiscal 2010, with a target expected value of 300% of his base salary, or $1,680,000.
(6)	In addition to the annual long-term incentives set forth in the table, Mr. Jain received RSUs with a value of $900,000, which was equal to two times his base salary divided by the closing price of Cardinal Health common shares on September 26, 2008, when Cardinal Health announced plans for the CareFusion separation. These RSUs were awarded as an incentive to remain with Cardinal Health until his role in the CareFusion separation was complete during the period of uncertainty regarding their long-term role with Cardinal Health and to motivate him to complete the CareFusion separation, as discussed below under “Other Actions Taken in Connection with the CareFusion Separation.”

Stock Options. Stock options are intended to motivate Cardinal Health’s executives by providing upside potential, but have more risk to the executive than RSUs. Cardinal Health views stock options as an element of performance-based compensation because a stock option provides no realizable value to a recipient until the vesting requirements have been met and will increase in value only as the trading price of Cardinal Health’s common shares increases. Vesting periods are intended to require long-term focus on Cardinal Health’s overall company performance for the executive to realize any value from the exercise of stock options. Stock option awards also are granted with an exercise price equal to the market price for Cardinal Health’s common shares on the date of grant and provide no cash benefit if the option is not exercised when the price of the stock exceeds the grant price during the option’s term.

RSUs. Although stock options motivate executives by providing larger potential value, RSUs assist Cardinal Health in retaining executives because RSUs have value even if the share price declines or remains flat. RSUs align executives’ financial interests with shareholders and are also used for wealth accumulation because Cardinal Health does not provide pensions. Cardinal Health’s RSU awards vest 33 1/3% annually over three years. While there is a performance element to RSUs since the value of the award will increase as the trading price of Cardinal Health’s common shares increases, Cardinal Health does not consider RSUs to be performance-based compensation when making compensation decisions.

Performance Cash. In fiscal 2008 and fiscal 2009, the Cardinal Health’s Compensation Committee established three-year performance cycles for fiscal 2008 to 2010 and fiscal 2009 to 2011, respectively. The Cardinal Health Compensation Committee made awards under these programs to certain executives. For the fiscal 2008 to 2010 performance cycle, the Cardinal Health Compensation Committee had established the performance goal for target awards for two and three-year periods of a specified level of cumulative economic profit. In August 2009, the Cardinal Health Compensation Committee determined that cumulative economic profit did not meet the minimum performance goal established for the two-year period ended June 30, 2009, and no payouts with respect to this two-year period were made. The Cardinal Health Compensation Committee determined that it is unlikely that Cardinal Health will achieve performance above the minimum performance goal for the three-year period ending June 30, 2010. As a result, the Cardinal Health Compensation Committee cancelled awards for this three-year period in connection with the separation and decided that no payouts would be made.

For the fiscal 2009 to 2011 performance cycle, which ended on the date of the separation, the Cardinal Health Compensation Committee had established the performance goal for target awards for a three-year period of a specified level of cumulative EBIT. The Cardinal Health Compensation Committee determined that it was not likely that cumulative EBIT would meet the minimum performance goal established for the performance cycle; however, in recognition of the future potential value of the program based on forecasted performance and the remaining length of time in the original three-year performance period, the Cardinal Health Compensation Committee in its discretion authorized payment to be made of 15% of the target award for each participant. The table below outlines the payouts from this program to our named executives:

Name	FY09-FY11 Target Long-Term Incentive Cash Award	FY09-FY11 Actual Long-Term Incentive Cash Payout
David L. Schlotterbeck	$745,000	$111,750
Edward J. Borkowski	N/A	N/A
Dwight Winstead	$426,938	$64,041
Vivek Jain	$253,125	$37,969
Carol L. Zilm	$205,000	$30,750

Going Forward. Prior to the separation, Cardinal Health, as our sole stockholder, adopted the CareFusion Corporation 2009 Long-Term Incentive Plan, which we refer to as our LTIP. Our LTIP was modeled after the Cardinal Health LTIP, and provides for the grant of stock options, RSUs, performance cash, performance stock units and other stock-based awards. We set long-term incentive target compensation of each of our named executives for fiscal 2010 based on the named executive’s post-separation level of responsibility, competitive market data for similar positions based on the CareFusion Comparator Group and the named executive’s long-term incentive target compensation before the separation. The total long-term incentive target multiplier of base salary for each of our named executives targets the 50th to 65th percentile of the CareFusion Comparator Group, aligning with our philosophy of driving wealth accumulation through long-term incentives, and consistent with a business emphasizing high growth and innovation. For the fiscal 2010 awards, we targeted the 65th percentile of the CareFusion Comparator Group. The target value for the fiscal 2010 grant was allocated 50% to stock options, 25% to performance stock units and 25% to RSUs.

We expect to grant performance stock units every other year at twice their target annual value, with a performance goal based on cash flow. The minimum and maximum amount of performance stock units that can be earned is expected to be between 0% — 150% of the target number of units and the plan is designed to achieve the target two-year average cash flow goal after the third fiscal year from the date of grant. If the two-year average cash flow goal is met after the first two years from grant, 150% of the target performance stock units will vest. If the two-year average cash flow goal is met after the fourth fiscal year from the date of grant, 50% of the target performance share units will vest. Otherwise, if the goal is met any later, none of the awards will vest and they will expire.

The fiscal 2010 long-term incentive plan targets for each named executive are listed in the table below:

Name	CareFusion Position After Separation	Annual Salary Effective August 31, 2009	Target Fiscal 2010 Long- Term Incentive Compensation(1)
			Percentage of Base Salary	Total Grant Value
David L. Schlotterbeck	Chairman and CEO	$1,000,000	700%	$7,000,000
Edward J. Borkowski	Chief Financial Officer	$560,000	300%	$1,680,000
Dwight Winstead	Chief Operating Officer	$745,000	450%	$3,352,500
Vivek Jain	President — Medical Technologies & Services	$450,000	225%	$1,012,500
Carol L. Zilm	President — Critical Care Technologies	$426,400	200%	$852,800

(1)	Comprised of stock options, RSUs and performance stock units. All target long-term incentive amounts shown above for the named executives reflect the annualized grant value of the performance stock unit awards. As performance stock units are granted every other year, the performance stock units granted in fiscal 2010, which occurred on September 15, 2009, were two times the annual grant value. Accordingly, the total grant value in fiscal 2010 exceeds amounts shown above.

Deferred Compensation and Savings Plans

Historically. Cardinal Health maintains a 401(k) Savings Plan and a Deferred Compensation Plan, or DCP, to allow executives to accumulate wealth on a tax-deferred basis and to be competitive in recruiting and maintaining executive talent. Cardinal Health does not provide for wealth accumulation for retirement through defined benefit pensions or SERPs. The DCP permits certain management employees to defer payment and taxation of a portion of salary and bonus into any of several investment alternatives. In addition, Cardinal Health typically makes additional matching and fixed contributions to the deferred balances of employees, including the CareFusion named executives, subject to limits discussed at “Executive Compensation — Nonqualified Deferred Compensation in Fiscal Year 2009.” In March 2009, as part of Cardinal Health’s corporate cost savings initiative, Cardinal Health reduced the fixed contributions to the 401(k) Savings Plan and DCP. Contributions made with respect to the named executives are set forth in the All Other Compensation table. Cardinal Health permits Messrs. Schlotterbeck and Jain to defer the settlement of RSUs, and Mr. Winstead was permitted to defer settlement of RSUs in previous years.

Going Forward. In connection with the separation, we adopted the CareFusion 401(k) Savings Plan and the CareFusion Deferred Compensation Plan to permit executives to accumulate wealth on a tax-deferred basis. For Cardinal Health employees who became CareFusion employees upon the separation, we have assumed the obligations for benefits accrued while Cardinal Health employees, including the named executives, under the Cardinal Health DCP. Following the separation, CareFusion does not provide for wealth accumulation for retirement through defined benefit pensions or SERPs nor do we anticipate offering these plans in the foreseeable future.

Other Benefits and Perquisites

Historically. The named executives were eligible to participate in employee benefit programs generally offered to Cardinal Health’s other employees. In addition, Cardinal Health provides certain other perquisites to the named executives that are not generally available to other employees. These perquisites are described below and reported in the Summary Compensation Table under “Executive Compensation — Historical Compensation of CareFusion Executive Officers during Fiscal 2009 — Summary Compensation Table.”

In September 2008, in connection with the announcement of plans for the separation, the Cardinal Health Compensation Committee authorized Mr. Schlotterbeck to use Cardinal Health aircraft for personal travel.

Cardinal Health also provides an executive relocation program, commuting and temporary housing when an executive officer is relocated for business reasons. For more detailed information regarding benefits and perquisites provided to the named executives, see the section in this prospectus entitled “Executive Compensation — Historical Compensation of CareFusion Executive Officers during Fiscal 2009 — Summary Compensation Table.”

Cardinal Health maintains a tax-qualified employee stock purchase plan, or ESPP, generally available to all employees including the named executives, that allows participants to acquire Cardinal Health shares at a discounted price. Cardinal Health suspended the ESPP offering period from July through December 2009 as a part of the corporate cost saving initiative. For a discussion of the ESPP, see “Executive Compensation — Cardinal Health Compensation Plans.”

Going Forward. Our Compensation Committee has reviewed these benefits and perquisites leading up to the separation and will continue to review and approve these programs on an on-going basis. Under the terms of the employment agreement we entered into with Mr. Schlotterbeck in connection with the separation, he and his immediate family may use our corporate aircraft for personal travel up to a value of $100,000 per fiscal year. Any use in excess of this value must be approved by our Compensation Committee in advance. In addition, we have decided not to offer an Employee Stock Purchase Plan (ESPP) as part of the benefit offering to our employees following the separation. As discussed below in the section entitled “Other Actions Taken in Connection with the CareFusion Separation,” Mr. Jain will receive relocation benefits and also supplemental pay for a period of three years in connection with his relocation to San Diego. In addition, Mr. Borkowski also received relocation benefits in connection with his employment as our Chief Financial Officer, as discussed below.

Other Actions Taken in Connection with the CareFusion Separation

In September 2008, in connection with the announcement of plans for the CareFusion separation, the Cardinal Health Compensation Committee approved an additional grant of RSUs to certain Cardinal Health executives and employees with terms designed as an incentive for them to remain with Cardinal Health until their role in the CareFusion separation was complete during the period of uncertainty regarding their long-term roles with Cardinal Health and to motivate them to complete the CareFusion separation. Mr. Jain received a grant of 18,058 RSUs, with a grant value of $900,000. These RSUs vested on the completion of the separation on August 31, 2009; provided that the shares issued under the RSUs will be forfeited if he voluntarily terminates employment within five months after the vesting date.

In November 2008, in anticipation of the proposed separation, Mr. Jain accepted the position of President of the Medical Technologies and Services segment of Cardinal Health and agreed to relocate to San Diego. In connection with taking this new assignment based in San Diego, Cardinal Health entered into a supplemental offer letter with Mr. Jain pursuant to which it agreed that his annual base salary, annual incentive target and long-term incentive target would remain the same in his new role as set forth in his original offer letter. In addition, he will receive benefits under the executive relocation program and supplemental pay in an amount equal to $54,000, $36,000 and $18,000 in each of the first, second and third years, respectively, after he relocates to San Diego. The supplemental pay is designed to offset the higher cost of living in the San Diego area. Finally, due to the recent relocation of Mr. Jain to California and the recent decrease in home prices, Cardinal Health agreed to pay him up to $100,000, net of taxes, with respect to the sale of his Ohio home. These supplemental payments were structured similar to arrangements for other employees relocating to San Diego.

Mr. Borkowski was hired as Chief Financial Officer of CareFusion in May 2009. In connection with his employment, Cardinal Health entered into an offer letter with him providing for an annual base salary of $560,000 and a target annual incentive of 90% of his base salary. Cardinal Health also paid Mr. Borkowski a cash sign-on bonus of $500,000, which he is required to repay if he voluntarily terminates his employment without good reason within 12 months of his start date. In May 2009, the Cardinal Health Compensation

Committee approved an award to Mr. Borkowski of stock options with a value of $600,000 and RSUs with a value of $600,000 in connection with his employment as Chief Financial Officer of CareFusion. The stock options and RSUs were granted on June 15, 2009. The number of stock options granted were valued at $600,000 based upon Cardinal Health’s standard method for valuing stock options for financial accounting purposes, adjusted to assume that Mr. Borkowski will hold the stock options to term. The number of RSUs were determined using $600,000 divided by the closing stock price on the grant date. The stock options and RSUs will vest in annual installments of 33  1/3% on each of the first three anniversaries of their grant dates. These RSUs and stock options will become immediately vested if Cardinal Health terminates his employment without cause or if Mr. Borkowski terminates his employment with good reason. These grants provide Mr. Borkowski an immediate ownership stake in, and incentive to join, CareFusion. Mr. Borkowski received an annual long-term incentive grant in fiscal 2010, which had a target expected value of 300% of his base salary, or $1,680,000. Mr. Borkowski is also eligible for benefits under the executive relocation program.

Prior to the separation, Cardinal Health and CareFusion entered into an employee matters agreement that provided the mechanics for the adjustment of outstanding Cardinal Health stock options and RSUs into awards based on Cardinal Health common shares and/or CareFusion common stock, as applicable. For purposes of the vesting of the new equity awards and expiration of options, continued employment with Cardinal Health or with CareFusion will be treated as continued employment for purposes of both CareFusion’s and Cardinal Health’s equity awards. The Cardinal Health equity awards were separated into those granted on or prior to September 26, 2007 and those granted after September 26, 2007. The September 2007 date was selected since it was one year prior to the announcement that the Cardinal Health Board had approved plans for the separation. An option granted on or prior to that date was converted into an adjusted Cardinal Health stock option and a CareFusion stock option. An RSU granted on or prior to September 26, 2007 or one granted in connection with the separation received CareFusion restricted stock units representing the right to receive 0.5 shares of CareFusion common stock for each Cardinal Health common share. A stock option granted after September 26, 2007 was replaced with a CareFusion stock option. The exercise prices of the CareFusion stock options and the Cardinal Health adjusted stock options and the number of shares subject to each such stock option reflected a mechanism that was intended to preserve the intrinsic value of the original Cardinal Health stock option.

Voluntary Stock Option Exchange Program

In June 2009, Cardinal Health shareholders approved a voluntary stock option exchange program recommended by the Cardinal Health Board of Directors under which Cardinal Health offered certain employees a limited period in which they could elect to exchange specific outstanding stock options for new stock options covering a lesser number of shares with a lower exercise price. The Cardinal Health Compensation Committee determined that the stock option exchange program was critical to Cardinal Health’s success to retain and motivate key employees throughout the organization and to reinforce the alignment of their interests with those of Cardinal Health shareholders, especially as Cardinal Health and CareFusion prepared to operate as separate public companies following the planned CareFusion separation, and would reduce outstanding stock option “overhang” and allow Cardinal Health to recapture value from accounting compensation costs. Cardinal Health began the program on June 19, 2009 and completed it on July 17, 2009. The new options were granted with an exercise price equal to the closing price of Cardinal Health common shares on the NYSE on July 20, 2009. Named executives in the Cardinal Health 2008 proxy statement were not eligible to participate in the option exchange program, therefore Mr. Schlotterbeck was not eligible to participate in the option exchange program. However, since Mr. Jain, Mr. Winstead, Mr. Borkowski and Ms. Zilm were not named executives in that proxy statement, they were eligible to participate in the program. Mr. Jain exchanged in the program 65,000 options with an exercise price of $64.38 per share for 13,978 options with an exercise price of $31.27. Mr. Winstead exchanged a total of 237,087 options with a weighted average exercise price of $66.08 for 32,322 options with an exercise price of $31.27 per share in the option exchange. Mr. Borkowski did not have any option grants that were eligible to exchange per the terms of the program. Ms. Zilm exchanged a total of 47,837 options with a weighted average exercise price of $67.77 for 7,379 options with an exercise price of $31.27 per share in the option exchange.

Employment Agreements and Offer Letters

Historically. Cardinal Health had an employment agreement, as amended, with Mr. Winstead, whose employment period under the agreement expired in August 2008. Cardinal Health allowed the employment period to expire due to its practice of having employment agreements only with its Chief Executive Officer. Under the employment agreement, Mr. Winstead was entitled to receive an annual base salary of $438,000 and an annual bonus target equal to 90% of base salary, which we refer to in this prospectus together as, the “total cash compensation.” Effective in July 2006, the employment agreement was amended to increase his total cash compensation by no less than 15%. The employment agreement provided that Mr. Winstead was entitled to receive certain benefits on termination of employment, as described in “Executive Compensation — Potential Payments on Termination or Change in Control of Cardinal Health.”

Mr. Jain was hired by Cardinal Health as Executive Vice President — Corporate Development and Business Strategy in August 2007 and relocated to Dublin, Ohio. In connection with his employment, Cardinal Health entered into an offer letter with him in June 2007 providing for an annual base salary of $450,000 and a target annual bonus of 90% of his base salary, with such amount prorated from his start date to the end of the fiscal year. In November 2008, in anticipation of the proposed CareFusion separation, Mr. Jain accepted the position of President of the Medical Technologies and Services segment and agreed to relocate to San Diego. In connection with taking this new assignment based in San Diego, Cardinal Health entered into a supplemental offer letter with Mr. Jain pursuant to which Cardinal Health agreed that his annual base salary, annual incentive target and long-term incentive target will remain the same in his new role. In addition, he will receive benefits under the executive relocation program and supplemental pay designed to partially offset the higher cost of living in the San Diego area. Finally, due to the recent relocation of Mr. Jain to Ohio and the recent decrease in home prices, Cardinal Health agreed to pay Mr. Jain up to $100,000, net of taxes, with respect to the sale of his Ohio home. These supplemental payments were structured similar to arrangements for some other employees who were relocating to San Diego.

As discussed earlier, Cardinal Health entered into an offer letter with Mr. Borkowski in May 2009 in anticipation of him serving as the CareFusion Chief Financial Officer.

You can find additional information regarding terms of the employment arrangements at “Executive Compensation — Employment Agreements and Other Employment Arrangements.”

Going Forward. Our Compensation Committee will consider and develop a practice with respect to employment agreements and offer letters after the separation.

In connection with the separation, we entered into an employment agreement with Mr. Schlotterbeck under which he will serve as our Chairman and Chief Executive Officer for a period of approximately three years, subject to earlier termination. The employment agreement provides that Mr. Schlotterbeck will receive an annual base salary of $1,000,000 and be eligible for a target annual bonus of 120% of his annual base salary payable based on performance objectives to be determined by our Compensation Committee in consultation with Mr. Schlotterbeck. The employment agreement also provided for a retention equity award consisting of RSUs valued at $2,000,000 and stock options valued at $2,000,000, which we granted to Mr. Schlotterbeck on September 15, 2009. The retention award will vest in three equal annual installments beginning on the third anniversary of the effective date of the spinoff of CareFusion. Mr. Schlotterbeck also is eligible to receive annual equity awards as determined in the discretion of the Board of Directors on the recommendation of our Compensation Committee, except that his annual equity award granted in September 2009 with all other regular annual equity award grants was to consist of awards with a total value of not less than $7,000,000 on the date of grant. As set forth above under “Executive Compensation — Long-Term Incentive Compensation”, the annual equity awards for fiscal 2010 for our named executives, including Mr. Schlotterbeck, included a performance stock unit component that will be granted every other year at two times the annual grant value. Accordingly, the total grant value for Mr. Schlotterbeck’s annual equity award in fiscal 2010 was $8,750,000. We believe that the terms of the employment agreement with Mr. Schlotterbeck are commensurate with his role and responsibilities following the separation. For additional information regarding the terms of Mr. Schlotterbeck’s employment agreement, see “Executive Compensation — Employment Agreements and Other Employment Arrangements” and “Executive Compensation — Potential Payments on Termination or Change in Control of Cardinal Health.”

In connection with the separation, we also assumed the obligations of Cardinal Health under the offer letters with Messrs. Jain and Borkowski. In addition, we prepared for each of our executives an offer letter that confirms and summarizes his or her compensation and benefits with CareFusion. Ms. Zilm and Mr. Winstead were provided with these offer letters, and Messrs. Jain and Borkowski were provided addendums to their existing offer letters that provide further severance benefits under certain termination situations. The contents of these letters are reflected herein with respect to base salary, annual incentive target and long-term incentive eligibility, as well as with respect to certain termination provisions.

Recent Developments

On October 15, 2009, we entered into a retention agreement with Mr. Winstead. The term of the retention agreement is for three years ending on October 15, 2012. The retention agreement provides for a one-time retention equity award to Mr. Winstead and establishes the amount of severance payments to be paid in connection with a termination of Mr. Winstead’s employment during the term of the retention agreement. Pursuant to the retention agreement, Mr. Winstead also agreed to a number of restrictive covenants for the period beginning on the date of the agreement and ending on the last day of the 24-month period after the date of termination of employment.

If Mr. Winstead’s employment is terminated by us without Cause or by Mr. Winstead for Good Reason (each as defined in the retention agreement), Mr. Winstead shall be entitled to receive any accrued and unpaid salary and bonus, a pro-rated bonus for the year of termination and a supplemental severance payment. The amount of the supplemental severance payment will be the sum of Mr. Winstead’s then annual base salary plus (i) his then target annual bonus opportunity, if the notice of termination is provided prior to October 15, 2014 or (ii) the average of his actual annual bonus paid in the two prior fiscal years, if the notice of termination is provided after October 15, 2014 and on or before October 15, 2015. Any supplemental severance payment payable under the retention agreement will be paid in equal installments over a period of one year following termination.

Pursuant to the retention agreement, Mr. Winstead was granted a one-time retention equity award on October 15, 2009, for 65,151 restricted stock units pursuant to the LTIP. The number of restricted stock units was determined based on an award value of $1,490,000 divided by the closing price of our common stock on the grant date ($22.87). Each restricted stock unit represents a contingent right to receive one share of our common stock upon vesting. The restricted stock units vest pro-rata as to one third ( 1/ 3) of the award amount on October 15, 2012, October 15, 2013, and October 15, 2014; provided that, if prior to October 15, 2012, Mr. Winstead’s employment is terminated by us without Cause or by Mr. Winstead for Good Reason (each as defined in the retention agreement), or upon Mr. Winstead’s death or disability, any unvested restricted stock units shall immediately vest in full. If Mr. Winstead’s employment is terminated for any other reason prior to October 15, 2012, the restricted stock units shall not vest and shall be forfeited.

Severance Agreements

Historically. In August 2006, Cardinal Health’s Board of Directors adopted a policy requiring Cardinal Health to obtain shareholder approval before entering into severance agreements with its executive officers that provide certain cash severance benefits that exceed 2.99 times base salary and bonus. If the Cardinal Health Board of Directors determines that it is not practical to obtain shareholder approval in advance, it may seek shareholder approval after entering into a severance agreement covered by this policy. The policy covers severance agreements entered into after the effective date of the policy and existing severance agreements if severance benefits are materially modified after the effective date.

Mr. Schlotterbeck is a party to a retention agreement with our subsidiary CareFusion 303 that currently provides for a payment to him upon termination of his employment for any reason. The employment agreement with Mr. Winstead provided for benefits payable upon certain termination events until the benefits expired in August 2008. The supplemental offer letter with Mr. Jain provides for a severance payment to Mr. Jain in the event he is terminated (other than for cause). The offer letter with Mr. Borkowski provides for a severance payment to Mr. Borkowski and vesting of his initial equity awards in the event he is terminated (other than for cause) or if he terminates employment with good reason. In addition, if the Cardinal Health Board of Directors publicly announced that it had determined not to proceed with the separation, or if the separation was not effective on or before October 15, 2010, and upon Mr. Borkowski’s termination from employment (other than for cause), he would have been entitled to receive a severance payment and vesting of his initial equity awards. These arrangements are detailed under “Executive Compensation — Employment Agreements and Other Employment Arrangements and — Potential Payments on Termination or Change in Control of Cardinal Health.”

Cardinal Health believes that severance benefits allow it to attract and retain these individuals. In establishing these arrangements, Cardinal Health considered that it does not provide pension or Supplemental Executive Retirement Plan (SERP) benefits. The employment agreement with Mr. Winstead had a “double-trigger” feature which mandated cash severance payments on a change of control only if his employment terminated in connection with or following the change of control.

The equity awards under Cardinal Health’s incentive compensation plans and the grants under Cardinal Health’s long-term incentive cash program are “single trigger” awards and vest upon a change of control. This is generally the only benefit obtained automatically upon a change of control. Cardinal Health adopted the single trigger treatment for its long-term compensation plan for the following reasons: to be consistent with current market practice; to ensure that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants; and to retain key employees in the face of a potential change of control by providing a benefit if they remain with the company through the date of the change of control.

Going Forward. In connection with the separation, we implemented a change in control severance plan which provides for certain severance benefits to executives upon an involuntary termination without cause or a voluntary termination for good reason within 24 months following a change in control. Under this plan, Mr. Schlotterbeck will receive cash severance equal to two times his annual salary and target annual bonus upon such a termination. The plan provides that our other executives, including our other named executives, will receive severance equal to two times their annual base salary and target annual bonus upon such termination. Under the terms of this plan, executives that are at or above the level of senior vice president would also receive a pro-rata target bonus in the year of termination. The change in control severance plan provides for other post-termination benefits such as outplacement services and continuation of health insurance coverage for a certain period of time. Also, we have assumed the severance obligations of Cardinal Health under the offer letters with Messrs. Jain and Borkowski. In addition, similar to the Cardinal Health LTIP, CareFusion’s LTIP provides for a “single trigger” vesting of equity awards upon a change in control.

In connection with the separation, we entered into an employment agreement with Mr. Schlotterbeck that provides for a cash severance equal to two times the sum of his annual base salary and his target bonus in 24 equal monthly installments starting 6 months after his termination if we terminate his employment without “cause”, or if he terminates employment with us for “good reason” and he executes a standard release of claims. Under the agreement, he is entitled to payment of a pro rata bonus for the year of termination based on actual achievement of certain performance objectives, subsidized medical benefits until the earlier of the date he becomes covered under another employer’s health plan or 18 months and accelerated vesting of equity awards. The employment agreement provides that if Mr. Schlotterbeck receives any payments that are subject to the excise tax imposed on “parachute payments” under the Code, we will pay him a gross-up payment so that he retains an amount of the gross-up payment equal to the excise tax, after payment of all taxes on that gross-up payment. We believe these severance benefits are commensurate with his role and responsibilities following the separation. The severance payments and benefits are discussed in detail at “Executive Compensation — Potential Payments on Termination or Change in Control of Cardinal Health.”

Policies, Guidelines and Practices Related to Executive Compensation

Role of Cardinal Health and CareFusion Executive Officers

Historically. The Cardinal Health Chief Executive Officer, Chief Human Resources Officer and Chief Legal Officer (and beginning in May 2009, the General Counsel in place of the Chief Legal Officer) participate in Compensation Committee meetings, during which the Cardinal Health Compensation Committee discusses and makes executive compensation decisions. One or more of these executive officers may be asked to leave for a portion of the meetings.

During fiscal 2009, the Cardinal Health Chief Executive Officer presented compensation recommendations to the Cardinal Health Compensation Committee for each of the other named executives. In preparing these compensation recommendations, the Cardinal Health Chief Executive Officer received and reviewed market data from the Cardinal Health Compensation Committee’s compensation consultant, self-assessments from each of the named executives and financial data on performance. The Cardinal Health Chief Human Resources Officer met separately with the Chairman of the Cardinal Health Compensation Committee to discuss these compensation recommendations prior to the Compensation Committee meeting.

During fiscal 2009, the Chief Executive Officer — Clinical and Medical Products of Cardinal Health made compensation decisions with respect to Mr. Winstead, and the Group President, Clinical and Medical Products of Cardinal Health made compensation decisions with respect to Ms. Zilm. These decision makers received input from Cardinal Health’s Chief Executive Officer and Chief Human Resources Officer and the Senior Vice President Human Resources — Clinical and Medical Products, and in the case of Ms. Zilm, from Cardinal Health’s Chief Executive Officer — Clinical and Medical Products.

With respect to establishing the fiscal 2009 performance goals under the Cardinal Health MIP and the fiscal 2009-2011 performance cash program, the Cardinal Health Chief Executive Officer, the Chief Financial Officer and the Chief Human Resources Officer prepared and recommended performance goals to the Cardinal Health Compensation Committee in June and August 2008. The Chief Executive Officer, Chief Human Resources Officer, and Chief Legal Officer of Cardinal Health also participated in discussions with the Cardinal Health Compensation Committee regarding the performance goals.

With respect to determining the overall Cardinal Health performance against Cardinal Health MIP performance goals and segment and function performance and performance against the performance goals under the fiscal 2008-2010 and fiscal 2009-2011 performance cash programs for Cardinal Health, the Cardinal Health Chief Executive Officer, Chief Human Resources Officer and Chief Financial Officer met with the Cardinal Health Compensation Committee to review quantitative and qualitative information regarding overall Cardinal Health and segment and function performance to provide a recommendation to the Cardinal Health Compensation Committee with respect to the funding of the Cardinal Health MIP and performance cash programs. Prior to these meetings, the Chief Executive Officer and the Chief Human Resources Officer met with the Chairman of the Cardinal Health Compensation Committee to discuss these recommendations.

Role of the Compensation Committee

Historically. The Cardinal Health Compensation Committee’s duties and responsibilities are stated in a written charter adopted by the Cardinal Health Board of Directors and most recently amended on February 4, 2009. Compensation decisions for the executive officers of Cardinal Health are made by the Cardinal Health Compensation Committee. The Cardinal Health Compensation Committee also acts as the administrator with respect to Cardinal Health’s equity and non-equity incentive plans covering executive officers and other senior management. The Cardinal Health Compensation Committee may delegate authority for administration of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers and other key employees of Cardinal Health. The Cardinal Health Compensation Committee may not, however, delegate any authority under those plans for selection of participants, determination of award amounts or amendments or modifications of awards with respect to its executive officers.

Going Forward. In connection with the separation, our Board of Directors approved a written charter for our Compensation Committee. Our Compensation Committee’s primary duties and responsibilities are to:

•

develop an executive compensation policy to support overall business strategies and objectives, attract and retain key executives, link compensation with business objectives and organizational performance, and provide competitive compensation;

•

make recommendations regarding compensation to our Board of Directors for our Chief Executive Officer, including relevant performance goals and objectives, and our other executive officers, and oversee their evaluations;

•	make recommendations to our Board of Directors with respect to the adoption of equity-based compensation plans and incentive compensation plans;

•	review the outside Directors’ compensation program for competitiveness and plan design, and recommend changes to our Board of Directors as appropriate;

•	oversee the management succession process for our Chief Executive Officer and selected senior executives;

•	oversee workplace diversity initiatives and progress; and

•	consult with management on major policies affecting employee relations.

Following the separation, our Compensation Committee will make compensation decisions for the executive officers of CareFusion. Our Compensation Committee will also act as the administrator with respect to our equity and non-equity incentive plans covering executive officers and other senior management. Our Compensation Committee may delegate authority for administration of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers and other key employees. Our Compensation Committee may not, however, delegate any authority under those plans for selection of participants, determination of award amounts or amendments or modifications of awards with respect to our executive officers.

Role of the Compensation Consultant

Historically. During fiscal 2009, the Cardinal Health Compensation Committee retained and was advised by Towers Perrin with respect to executive compensation matters. Towers Perrin is one of the three largest diversified human resources consulting firms in the world. In addition to consulting with the Cardinal Health Compensation Committee on executive compensation, Towers Perrin, directly or through an affiliate, has the following working relationships with Cardinal Health: (a) Towers Perrin provides executive compensation and other consulting services to management; and (b) until June 2009 Towers Perrin was a 15% partner in a joint venture to which Cardinal Health has outsourced its human resources administrative processes.

Towers Perrin confirmed to Cardinal Health that it has implemented policies and processes to mitigate potential issues of independence when providing consulting services to the Cardinal Health Compensation Committee and providing services to Cardinal Health in other areas. These include the following:

•

the individual providing consulting services to the Cardinal Health Compensation Committee is not personally involved in doing work in any of the other areas in which Towers Perrin provides services to Cardinal Health;

•

the individual providing consulting services to the Cardinal Health Compensation Committee does not share information about the specific work he does on behalf of the Cardinal Health Compensation Committee with other Towers Perrin staff providing assistance to Cardinal Health on other engagements; and

•

the individual providing consulting services to the Cardinal Health Compensation Committee is not directly compensated for increasing the total revenues that Towers Perrin generates from Cardinal Health or expanding the range of services that Towers Perrin provides to Cardinal Health.

The Cardinal Health Compensation Committee considered these relationships, the level of fees paid to Towers Perrin and its affiliates, and the Towers Perrin policies described above. The Cardinal Health Compensation Committee also considered the quality of the services Towers Perrin provided to the Cardinal Health Compensation Committee in the past, and the anticipated ability of Towers Perrin personnel to provide objective and independent assistance and advice to the Cardinal Health Compensation Committee.

During fiscal 2009, the Towers Perrin participated in meetings of the Cardinal Health Compensation Committee, provided compensation data on companies included in the Cardinal Health Comparator Group, and provided compensation consulting support, advice and recommendations. The review and advisory responsibilities related to draft and final materials provided to the members of the Cardinal Health Compensation Committee in connection with committee meetings during fiscal 2009; compensation for Messrs. Schlotterbeck and Jain; including comparative information for similarly-situated executives in the Cardinal Health Comparator Group; composition of the companies included in the Cardinal Health Comparator Group; plan design for the annual and long-term incentives, director compensation levels, and practices, policies and data related to governance and disclosure of executive compensation; and emerging trends in executive compensation.

In addition, Towers Perrin’s engagement during fiscal 2009 included ongoing review, consulting support and recommendations until the separation related to the CareFusion Comparator Group, market pay rates for our key executive positions, compensation for our expected Chairman and Chief Executive Officer, plan design for our annual and long-term incentives, compensation levels and practices for our directors, equity conversion with respect to the separation and policies and data related to governance and disclosure of our executive compensation.

Going Forward. In connection with the separation, our Compensation Committee retained Hewitt Associates as its compensation consultant. We expect that the nature and scope of the compensation consultant’s engagement with respect to the named executives will be similar to that discussed above with respect to the Cardinal Health named executives.

Comparator Group and Benchmarking

Historically. In January 2008, the Cardinal Health Compensation Committee and its compensation consultant developed a new compensation Comparator Group for Cardinal Health. The Cardinal Health compensation consultant tested potential peers based on size and industry. Companies were selected from health care, pharmaceutical and air/freight and logistics companies. The resulting peer group was then further refined to: (a) eliminate non-U.S. based companies; (b) eliminate two large pharmaceuticals and one large consumer products company; (c) add two companies that are major customers; (d) add one multi-industry company that is a medical products competitor; (e) add one large company because it is a current source for recruiting executive talent; and (f) eliminate one other company that did not appear to be a good overall fit. Based in part on the recommendation from the Cardinal Health compensation consultant, the Cardinal Health Compensation Committee found that the resulting Cardinal Health Comparator Group reflects an appropriate balance between industry-focused and other factors that influences peer group selection. The Cardinal Health Comparator Group is composed of 33 companies, which companies are listed below with those included in the previous Comparator Group shown in italics:

Abbott Laboratories	CIGNA Corporation	Humana Inc.	Stryker Corporation
Aetna Inc.	The Clorox Company	Johnson & Johnson	3M Company
Alcon, Inc.	Colgate-Palmolive Company	Kimberly-Clark Corporation	United Parcel Service, Inc.
Allergan, Inc.	Covidien Ltd.	McKesson Corporation	Unitedhealth Group Inc.
AmerisourceBergen Corporation	CVS Caremark Corporation	Medco Health Solutions, Inc.	Walgreen Co.
Baxter International Inc.	Eli Lilly and Company	Medtronic, Inc.	WellPoint, Inc.
Becton, Dickinson and Company	Express Scripts, Inc.	Quest Diagnostics Incorporated	Wyeth
Boston Scientific Corporation	FedEx Corporation	Schering-Plough Corporation
Bristol-Myers Squibb Company	Forest Laboratories, Inc.

As Messrs. Schlotterbeck and Jain were executive officers of Cardinal Health, compensation decisions for Messrs. Schlotterbeck and Jain for fiscal 2009 were made by the Cardinal Health Compensation Committee using benchmarks based on the Cardinal Health Comparator Group. Compensation decisions for Mr. Winstead and Ms. Zilm for fiscal 2009 were not made by the Cardinal Health Compensation Committee. The table below sets forth the fiscal 2009 annualized targeted compensation elements paid to Messrs. Schlotterbeck and Jain and the amount of each element at the target level based on the Cardinal Health Comparator Group.

Name	Annualized Base Salary	Annual MIP Target	Long-Term Incentive Compensation Target	Annualized Total Direct Compensation Target
David L. Schlotterbeck
Compensation Amount	$745,000	$745,000	$2,980,000	$4,470,000
Comparator Group Targeted Amount	$635,000	$631,000	$2,631,000	$3,897,000
Vivek Jain
Compensation Amount	$450,000	$405,000	$1,012,500	$1,867,500
Comparator Group Targeted Amount	$445,000	$306,000	$1,161,000	$1,912,000

The fiscal 2009 annualized targeted compensation elements paid to Messrs. Schlotterbeck and Jain and the fiscal 2009 annualized total direct compensation was competitive with (i.e., within 20% of) the targeted range of the Cardinal Health Comparator Group, other than the annual Cardinal Health MIP target for Mr. Jain. Mr. Jain’s fiscal 2009 annual Cardinal Health MIP target was above the targeted range from the Cardinal Health Comparator Group for his position, but his annualized total direct compensation was below the targeted amount from the Cardinal Health Comparator Group.

In 2009, the Cardinal Health Compensation Committee and its compensation consultant developed a revised compensation Comparator Group to be used following the CareFusion separation, reflecting the industry in which Cardinal Health will operate and compete for executive talent. Based in part on the recommendation from the Cardinal Health compensation consultant, the Cardinal Health Compensation Committee found that the resulting Comparator Group reflects an appropriate balance between industry-focused and other factors that influences peer group selection. The new Cardinal Health Comparator Group is composed of 28 companies, which companies are listed below with those included in the previous Comparator Group shown in italics:

Aetna Inc.	CVS Caremark Corporation	Kimberly-Clark Corporation	Tenet Healthcare Corp
Allergan, Inc.	Express Scripts, Inc.	Laboratory Corporation of America Holdings	Thermo Fisher Scientific Inc
AmerisourceBergen Corporation	FedEx Corporation	McKesson Corporation	United Parcel Service, Inc.
Becton, Dickinson and Company	Forest Laboratories, Inc.	Medco Health Solutions, Inc.	Unitedhealth Group Inc
Boston Scientific Corporation	Henry Shein Inc.	Owens & Minor Inc.	Walgreen Co.
CIGNA Corporation	Humana Inc.	Quest Diagnostics Incorporated	Watson Pharmaceuticals Inc.
Covidien Ltd.	IMS Health Inc.	Schering-Plough Corporation	WellPoint, Inc.

Going Forward. We have identified the following 21 companies that comprise the CareFusion Comparator Group following the separation:

Advanced Medical Optics, Inc.	Biogen Idec, Inc.	IMS Health Incorporated
Allergan, Inc.	Boston Scientific Corporation	Life Technologies Corporation
Autodesk, Inc.	CA, Inc.	Medtronic, Inc.
Barr Pharmaceuticals	Cephalon, Inc.	QUALCOMM Incorporated
Baxter International, Inc.	Covidien Ltd.	Watson Pharmaceuticals, Inc.
Beckman Coulter, Inc.	Gilead Sciences, Inc.	Western Digital Corporation
Becton, Dickinson and Company	Hospira, Inc.	Zimmer Holdings, Inc.

We have considered the targeted compensation level for each element of compensation, as well as total direct compensation, based upon the CareFusion Comparator Group and on the position each of the named executives holds with CareFusion following the separation. The target compensation for the named CareFusion executives effective August 31, 2009 for each element of compensation and the target annualized total direct compensation for each of the named CareFusion executives is competitive with (i.e., within 20% of) the targeted range of the CareFusion Comparator Group, other than the annual incentive targets for Mr. Jain and Ms. Zilm and the annualized total direct compensation for Mr. Jain. The annual incentive target and annualized total direct compensation for Mr. Jain exceed the competitive ranges to attract him to the position with us due to compensation that he was paid in his previous role with Cardinal Health. The annual incentive target for Ms. Zilm is expected to exceed the competitive range due to the amount of her current annual incentive.

Guidelines for Share Ownership and Holding Periods for Equity Awards

Historically. In an effort to directly link executive officers’ and directors’ financial interests with those of shareholders, Cardinal Health has implemented Guidelines for Share Ownership for executive officers and non-employee directors. The Guidelines specify a dollar value of shares that executive officers and non-employee directors must accumulate and hold within three years after the later of becoming an executive officer or joining Cardinal Health or the Board. In light of the decline in the Cardinal Health stock price and the equity markets in general and the potential impact of the CareFusion separation on the value of the equity holdings of the executive officers and directors, the Cardinal Health Board of Directors has determined that current executive officers and directors should have until June 30, 2012 to satisfy these guidelines. The specific share ownership requirements are:

•	Cardinal Health’s Chairman and Chief Executive Officer — five times base salary;

•	Cardinal Health’s Vice Chairman and Segment Chief Executive Officers and Chief Financial Officer — four times base salary;

•	Cardinal Health’s Other Executive Officers — three times base salary; and

•	Cardinal Health’s Non-employee Directors — four times annual cash retainer.

In addition to the share ownership guidelines, beginning with equity awards granted in August 2006, all of Cardinal Health’s executive officers, including Messrs. Schlotterbeck and Jain, on the grant date must hold (a) in the case of stock options, his or her after-tax net profit in common shares until the earlier of (i) the first anniversary of the option exercise or (ii) termination of employment, and (b) in the case of RSUs, the after-tax common shares received at settlement until the earlier of (i) the first anniversary of vesting or (ii) termination of employment.

Going Forward. In connection with the separation, we have adopted share ownership guidelines to require: (a) our Chief Executive Officer to accumulate and hold the number of shares of CareFusion common stock valued at five times his base salary within five years after becoming a CareFusion officer; (b) our other executive officers to accumulate and hold the number of shares of CareFusion common stock valued at three times his or her base salary within five years after becoming a CareFusion officer; and (c) our directors to accumulate and hold the number of shares of CareFusion common stock valued at three times the annual cash retainer within three years after joining our Board of Directors.

Potential Impact on Compensation from Executive Misconduct

Historically. Under Cardinal Health’s incentive plans, Cardinal Health has the authority to require repayment, or subject outstanding awards to forfeiture, in certain instances of executive misconduct. These provisions are designed to deter and prevent detrimental behavior and permit Cardinal Health to recoup certain benefits in the event an executive has engaged in certain misconduct. See “Executive Compensation — Cardinal Health Compensation Plans.”

Going Forward. Our LTIP includes a claw-back provision in the event of executive misconduct.

Equity Grant Practices

Historically. The Cardinal Health Compensation Committee made fiscal 2009 annual grant determinations for options and RSUs at its August 2008 meeting with a grant date of August 15, 2008. The Cardinal Health Compensation Committee expects this annual grant to follow the release of earnings for the fiscal year in early August, without regard to whether Cardinal Health employees are in possession of material non-public information. The grant date for fiscal 2010 annual awards of options and RSUs, however, was delayed until September 15, 2009 as a result of the CareFusion separation. In the event of grants related to new hires, promotions, or other off-cycle grants, the grants are made on the 15th day of the month, or the first business day to follow the 15th day of the month, following the hire date.

Going Forward. We expect to adopt a similar annual equity grant practice in future years as a separate company. Similar to Cardinal Health, we decided to delay the grant date for fiscal 2010 CareFusion annual awards of options and RSUs until September 15, 2009 as a result of the separation from Cardinal Health. We will determine whether to adjust back to a regular annual grant date of August 15 or whether to establish a new annual equity award grant date. In the event of grants related to new hires, promotions, or other off-cycle grants, the grants are made on the 15th day of the month, or the first business day to follow the 15th day of the month, following the hire date.

Tax and Accounting Matters

Section 162(m) of the Code, places a limit of $1,000,000 on the amount of compensation that CareFusion (following the separation) or Cardinal Health may deduct in any one year with respect to certain named executive officers. There is an exception to the $1,000,000 limitation for performance-based compensation meeting certain requirements. Cardinal Health’s annual cash incentives, long-term incentive cash awards and stock option awards are designed generally to qualify as performance-based compensation meeting those requirements and, as such, to be fully deductible. For CareFusion following the separation, the CareFusion compensation plans are also designed generally to qualify as performance-based compensation meeting those requirements and, as such, to be fully deductible. For Cardinal Health’s fiscal 2009 annual incentive compensation, the Cardinal Health Compensation Committee established the overall company performance criterion of an 8% return on shareholders’ equity during fiscal 2009 for Section 162(m) purposes. For fiscal 2009, Cardinal Health achieved a 14% return on shareholders’ equity.

It is the Cardinal Health Compensation Committee’s general policy to endeavor to minimize the adverse effect of Section 162(m) on the deductibility of compensation expense; however, the Cardinal Health Compensation Committee maintains flexibility in compensating executive officers in a manner designed to promote varying company goals.

The Cardinal Health Compensation Committee also considers the impact of Section 409A of the Code, and the compensation plans, programs and agreements are, in general, designed to comply with the requirements of that section so as to avoid possible adverse tax consequences that may result from noncompliance with Section 409A.

The Code limits the deduction of aircraft expenses for certain non-business flights. The difference between the actual cost of personal use flights and the amount included in the individual’s income is disallowed as a deduction by Cardinal Health. The deduction disallowance for Cardinal Health’s named executive officers was approximately $760,000 in fiscal 2009.

Historical Compensation of CareFusion Executive Officers during Fiscal 2009

The following tables contain compensation information for our named executives for the fiscal year ended June 30, 2009, based on compensation provided by Cardinal Health prior to the separation. For information on the current and past positions held by each named executive, see “Management — Executive Officers Following the Separation.” All references in the following tables to stock options, RSUs and restricted shares relate to awards granted by Cardinal Health with respect to Cardinal Health common shares.

The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the separation, which could be higher or lower, because historical compensation was determined by Cardinal Health and because future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non- Equity Incentive Plan Compen- sation(4)	Change in Pension Value and Non- qualified Deferred Compen- sation Earnings(6)		All Other Compen- sation(5)	Total
David L. Schlotterbeck	2009	$745,000	$—	$642,060	$769,743	$—	$13,562	(6)	$21,912	$2,192,277
Chairman of the Board and Chief Executive Officer	2008	$741,503	$556,127	$315,362	$581,129	$—	$12,794	(6)	$27,941	$2,234,856
	2007	$725,000	$—	$33,223	$1,416,297	$960,988	$12,070	(6)	$102,993	$3,250,571

Edward J. Borkowski	2009	$55,233	$—	$8,743	$8,740	$—	$—		$500,388	$573,104
Chief Financial Officer

Dwight Winstead	2009	$569,250	$—	$637,642	$711,243	$—	$—		$17,097	$1,935,232
Chief Operating Officer	2008	$565,884	$452,707	$452,648	$573,259	$—	$—		$23,774	$2,068,272
	2007	$550,000	$—	$398,019	$1,046,295	$654,500	$—		$126,772	$2,775,586

Vivek Jain	2009	$450,000	$162,000	$907,158	$429,009	$—	$—		$18,327	$1,966,494
President, Medical Technologies & Services	2008	$388,525	$273,088	$232,483	$286,858	$—	$—		$113,750	$1,294,704

Carol L. Zilm	2009	$415,437	$—	$286,082	$319,725	$—	$—		$18,748	$1,039,992
President, Critical Care Technologies	2008	$405,628	$279,884	$179,142	$253,174	$—	$—		$25,422	$1,143,250
	2007	$352,577	$—	$100,919	$157,842	$293,178	$—		$63,234	$967,750

(1)	The Cardinal Health Compensation Committee awarded discretionary annual incentive payments to some of the above named executives with respect to performance during fiscal 2009 in the amounts set forth in the “Bonus” column.
(2)	These awards are Cardinal Health RSUs. This is the amount expensed for financial statement reporting purposes during the referenced fiscal year (without regard to estimates of forfeitures related to service-based vesting), rather than an amount paid to or realized by the named executive. The awards were valued as of the grant date by multiplying the closing price of the common shares on the NYSE on that date times the number of shares subject to the awards. The grant date fair value is recognized as an expense over the required service period of the award. The amounts reported in the table above include amounts expensed during the referenced fiscal year for awards that were made in prior years.
(3)

These awards are Cardinal Health non-qualified stock options. This is the amount expensed for financial statement reporting purposes during the referenced fiscal year (without regard to estimates of forfeitures related to service-based vesting), rather than an amount paid to or realized by the named executive. For options granted prior to fiscal 2006, Cardinal Health utilized a Black-Scholes model to provide a grant date fair value, and thereafter, Cardinal Health utilized a lattice model to provide a grant date fair value. The grant date fair value is recognized as an expense over the required service period of the award. The Black-Scholes model and lattice model incorporate a number of assumptions. For fiscal 2007, 2008 and 2009, the following assumptions were used to determine the fair value of the options granted to Mr. Schlotterbeck: expected option life: 4.72 to 5.83 years; dividend yield: 0.54% to 1.00%; risk-free interest rate: 3.08% to 4.89%; and expected volatility: 27.00% to 37.98%. The following assumptions were used to determine the fair value of the options granted to Mr. Borkowski: expected option life: 5.00 years; dividend yield: 2.33%;

risk-free interest rate: 0.03%; and expected volatility: 30.00%. The following assumptions were used to determine the fair value of the options granted to Mr. Winstead: expected option life: 4.72 years; dividend yield: 0.17% to 1.00%; risk-free interest rate: 3.08% to 4.89; and expected volatility: 27.00% to 37.98%. The following assumptions were used to determine the fair value of the options granted to Mr. Jain: expected option life: 4.75 to 4.86 years; dividend yield: 0.75% to 1.00%; risk-free interest rate: 3.08% to 4.19%; and expected volatility: 27.00%. The following assumptions were used to determine the fair value of the options granted to Ms. Zilm: expected option life: 4.72 to 5.99 years; dividend yield: 0.34% to 1.00%; risk-free interest rate: 3.08% to 4.89; and expected volatility: 27.00%. This dollar amount includes the amounts expensed during the referenced fiscal year for options that were granted in prior years. There is no certainty that executives will realize any value from these options, and to the extent they do those amounts may have no correlation to the amounts reported above.

(4)	For the fiscal 2009 to 2011 performance cycle, which ended on the date of the separation, the Cardinal Health Compensation Committee had established the performance goal for target awards for a three-year period of a specified level of cumulative EBIT. It is not likely that cumulative EBIT will meet the minimum performance goal established for the performance cycle; however, in recognition of the future potential value of the program based on forecasted performance and the remaining length of time in the original three-year performance period, the Cardinal Health Compensation Committee in its discretion authorized payment to be made of 15% of the target award for each participant. The payouts from this program to our named executives are presented in the Compensation Discussion and Analysis.
(5)	The elements of compensation included in the “All Other Compensation” column for fiscal 2009 are set forth in the table below.
(6)	Represents the portion of interest credited by Cardinal Health with respect to the deferred retention bonus that exceeds 120% of the federal long-term rate for the month of November 2005.

The amounts shown for “All Other Compensation” for fiscal 2009 include (a) Cardinal Health contributions to the named executive’s account under the Cardinal Health 401(k) Savings Plan; (b) Cardinal Health contributions to the named executive’s account under the Cardinal Health Deferred Compensation Plan; (c) perquisites (as described below); (d) tax reimbursements; and (e) other payments (as described below); in the following amounts:

Name	Company 401(k) Plan Contributions	Company Deferred Compensation Plan Contributions	Perquisites(1)	Tax Reimbursements	Other(2)		Total
David L. Schlotterbeck	$17,958	$3,954	$—	$—	$—		$21,912
Edward J. Borkowski	$388	$—	$—	$—	$500,000	(2)	$500,388
Dwight Winstead	$9,661	$7,436	$—	$—	$—		$17,097
Vivek Jain	$12,327	$6,000	$—	$—	$—		$18,327
Carol L. Zilm	$18,748	$—	$—	$—	$—		$18,748

(1)

The amounts shown include the value of perquisites and other personal benefits to a named executive with an aggregate value exceeding $10,000. The value of perquisites and other personal benefits are not included for Mr. Schlotterbeck, Mr. Borkowski, Mr. Winstead, Mr. Jain or Ms. Zilm because the aggregate value of the perquisites and other personal benefits that they each received was less than $10,000. The incremental cost of all perquisites and personal benefits is their actual cost, except for personal use of corporate aircraft. Cardinal Health owns and operates its own aircraft and also owns fractional interests in aircraft. These aircraft are used to facilitate business travel of senior executives in as safe a manner as possible and with the best use of their time. Incremental cost is (a) variable operating cost, which includes fuel per flight hour, engine reserves per flight hour (engine reserves are an accrued expense for future maintenance on the aircraft engines), average repair and maintenance costs, travel expenses for flight crew and temporary pilot costs, and actual per flight hangar and parking ramp fees, landing fees, catering and miscellaneous handling charges for flights that actually transport executives, minus (b) amounts reimbursed to Cardinal Health by the executive for a flight. Fixed costs, such as flight crew salaries, wages and other employment costs, employee seminars and training, depreciation, building/hangar rent, aircraft lease expense, utilities, general liability insurance and other insurance costs, are not included in the calculation of incremental cost because Cardinal Health incurs these expenses regardless of the personal use of the corporate aircraft by the executives. On September 26, 2008, the Cardinal Health Compensation Committee authorized Mr. Schlotterbeck to use corporate aircraft for personal travel and authorized Cardinal Health to enter into Aircraft Time Sharing Agreements with each of them that would require each to reimburse Cardinal Health for specified costs when guests (other than their spouses and dependent children) accompany them on a flight. Under such agreement, Mr. Schlotterbeck would pay a fee based on the cost of fuel, landing fees and in-flight food and beverages for each specific flight or a greater amount mutually agreed to, up to the maximum established under Federal Aviation Administration rules. No tax reimbursement will be provided to Mr. Schlotterbeck for taxes on income attributed to him arising out of his and his immediate family member’s personal use of corporate aircraft.

(2)	Represents a one-time cash sign-on bonus in connection with Mr. Borkowski’s offer of employment.

Employment Agreements and Other Employment Arrangements

During fiscal 2008, our subsidiary CareFusion 303 was party to a retention agreement with Mr. Schlotterbeck. Additionally, Cardinal Health was party to an employment agreement with Mr. Winstead, which expired in August 2008, and to offer letters with Mr. Jain and Ms. Zilm. Cardinal Health entered into an offer letter with Mr. Borkowski in May 2009. During the term of their employment and generally for a period ranging from one to three years thereafter as described below in “Potential Payments on Termination or Change in Control of Cardinal Health,” Messrs. Schlotterbeck, Winstead and Jain have agreed to comply with non-solicitation covenants and to keep Cardinal Health’s proprietary information and trade secrets confidential and Mr. Winstead has agreed to comply with non-compete covenants. Mr. Borkowski agreed to comply with non-compete and non-solicitation covenants and to keep Cardinal Health’s proprietary information and trade secrets confidential.

Schlotterbeck Retention Agreement. Prior to the acquisition of Alaris by Cardinal Health, Mr. Schlotterbeck and Alaris had a change-in-control agreement, which provided that in the event of an involuntary termination related to a change in control of Alaris, under certain circumstances, he would receive certain severance benefits. In August 2004, Mr. Schlotterbeck and CareFusion 303 replaced that agreement with a retention agreement. The terms of Mr. Schlotterbeck’s retention agreement are described below in “Nonqualified Deferred Compensation in Fiscal 2008” and “Potential Payments on Termination or Change in Control of Cardinal Health.”

Winstead Employment Agreement. Cardinal Health had an employment agreement, as amended, with Mr. Winstead, whose employment period expired in August 2008. Under the employment agreement, Mr. Winstead was entitled to receive an annual base salary of no less than $438,000 and an annual bonus target equal to 90% of base salary. Effective in July 2006, the employment agreement was amended to increase his total base salary and annual bonus target by no less than 15%. Under the employment agreement, Mr. Winstead was also entitled to receive certain benefits on termination of employment as described below in “Potential Payments on Termination or Change in Control of Cardinal Health.”

Jain Offer Letters. Mr. Jain was hired as Executive Vice President, Corporate Development and Business Strategy of Cardinal Health in August 2007. In connection with his employment, Cardinal Health entered into an offer letter with him in June 2007 providing for an annual base salary of $450,000 and a target annual bonus of 90% of his base salary, with such amount prorated from his start date to the end of fiscal year. Cardinal Health also paid Mr. Jain a cash sign-on bonus of $100,000, which he was required to repay if he voluntarily terminated his employment within 12 months of his start date. Mr. Jain also received an award of 65,000 stock options and 13,000 RSUs, both of which vest ratably over three years. Mr. Jain’s target opportunity under the Cardinal Health long-term incentive cash program for fiscal 2008-2010 is $241,577 and the target for fiscal 2009-2011 is $253,125.

In November 2008, in anticipation of the separation, Mr. Jain accepted the position of President of the Medical Technologies and Services segment of Cardinal Health and agreed to relocate to San Diego. In connection with taking this new assignment based in San Diego, Cardinal Health entered into a supplemental offer letter providing for annual base salary of $450,000 and a target annual bonus of 90% of his base salary. He also will be eligible to participate in the long-term incentive program with an LTI target of 225%, starting in August 2009 for fiscal 2010. In addition, he will receive benefits under the executive relocation program and supplemental pay in an amount equal to $54,000, $36,000 and $18,000 in each of the first, second and third years, respectively, after his relocation to San Diego. The supplemental pay is designed to offset the higher cost of living in the San Diego area. Finally, Cardinal Health agreed to pay him up to $100,000, net of taxes, with respect to the sale of his Ohio home. These supplemental payments were structured similar to arrangements for some other employees that are relocating to San Diego.

Borkowski Offer Letter. Mr. Borkowski was hired as Chief Financial Officer of CareFusion in May 2009. In connection with his employment, Cardinal Health entered into an offer letter providing for an annual base salary of $560,000 and a target annual incentive of 90% of his base salary. Cardinal Health also paid Mr. Borkowski a cash sign-on bonus of $500,000, which he is required to repay if he voluntarily terminates his employment without good reason within 12 months of his start date. In May 2009, the Cardinal Health Compensation Committee approved an award to Mr. Borkowski of stock options with a value of $600,000 and RSUs with a value of $600,000 in connection with his employment as Chief Financial Officer of CareFusion. The stock options and RSUs were granted on June 15, 2009. The number of stock options granted were valued at $600,000 based upon Cardinal Health’s standard method for valuing stock options for financial accounting purposes, adjusted to assume that Mr. Borkowski will hold the stock options to term. The number of RSUs were determined using $600,000 divided by the closing stock price on the grant date. The stock options and RSUs will vest in annual installments of 33 1/3% on each of the first three anniversaries of their grant dates. These grants provide Mr. Borkowski an immediate ownership stake in, and incentive to join, Cardinal Health. Mr. Borkowski will be eligible for an annual long-term incentive grant in fiscal 2010, and the target expected value will be 300% of his base salary, or $1,680,000. In addition, he will receive benefits under the executive relocation program. In addition, the offer letter with Mr. Borkowski provides for a severance payment to him in the event he is terminated (other than for cause) or if he terminates employment with good reason in an amount equal to: (a) 1.9 times his annual base salary if termination is within three years of his start date, or (b) his annual base salary plus the average payouts of his annual incentives for the previous two years if termination is after the third anniversary of his start date. If the Cardinal Health board of directors publicly announced that it had determined not to proceed with the separation, or if the separation was not effective on or before October 15, 2010, and upon Mr. Borkowski’s termination from employment (other than for cause), he would have been entitled to receive a severance payment equal to 1.9 times his base salary. The RSUs and stock options described above also will become immediately vested if Mr. Borkowski is terminated (other than for cause) or if he terminates employment with good reason.

Schlotterbeck Employment Agreement. Effective on August 31, 2009, in connection with the separation, we entered into an employment agreement with Mr. Schlotterbeck under which he will serve as the CareFusion Chairman of the Board and Chief Executive Officer for the period beginning on the date of the separation (August 31, 2009) and ending on the date of our annual stockholders meeting following the third anniversary of the separation, subject to earlier termination as described below. The employment agreement provides that Mr. Schlotterbeck will receive an annual base salary of $1,000,000, subject to discretionary increases, and be eligible for a target annual bonus of 120% of his annual base salary payable based on performance objectives to be determined by the Board of Directors and in consultation with Mr. Schlotterbeck. The Compensation Committee has the discretion to require Mr. Schlotterbeck to repay any bonus payments that it determines were not actually earned due to a material accounting restatement within three years after payment (other than a restatement due to a change in accounting policy or simple error), fraud, gross negligence or intentional misconduct, or certain deliberate misrepresentations of financial performance. Mr. Schlotterbeck is eligible to participate in our retirement, nonqualified deferred compensation, welfare benefit programs, fringe benefits and perquisite programs, and will be given paid vacation, in accordance with plans and policies in effect for other senior executives. During the employment period, he and his immediate family may use our corporate aircraft for personal travel, subject to availability, up to a value of $100,000 per fiscal year. Any use in excess of this value must be approved by the Compensation Committee in advance. Mr. Schlotterbeck was reimbursed for legal fees and expenses incurred in connection with the negotiation of his employment agreement. In addition, his employment agreement will provide for payments and other benefits upon various termination events as discussed below in “Potential Payments on Termination or Change in Control.”

The employment agreement provided for retention equity awards to be granted on the date in 2009 that annual equity awards are granted to CareFusion employees as determined by the Compensation Committee, which occurred on September 15, 2009. These retention equity awards consisted of a number of RSUs determined by dividing $2,000,000 by the closing price of our common stock on the grant date and a number of stock options determined by dividing $2,000,000 by the option value per share of our common stock on the grant date using the average volatility of similar medical technology companies. The stock options have an exercise price equal to the fair market value of our common stock on the grant date. The retention awards were granted under our 2009 Long-Term Incentive Plan and will vest in three equal annual installments beginning on the third anniversary of the separation, provided that Mr. Schlotterbeck is employed on that date, except as described below under “Potential Payments on Termination or Change in Control.” The awards will continue to vest subject to Mr. Schlotterbeck’s compliance with the restrictive covenants described below.

Mr. Schlotterbeck also is eligible to receive annual equity awards as determined in the discretion of the Board of Directors on the recommendation of the Compensation Committee, except that his annual equity award granted in September 2009 with all other regular annual equity award grants was to consist of awards with a total value of not less than $7,000,000 on the date of grant. The fiscal 2010 award was compromised of 40% in stock options, 40% in performance stock units and 20% in restricted stock units. As our grants of performance stock units will be made every other year at two times the annual grant value, the total grant value for Mr. Schlotterbeck’s annual equity award in fiscal 2010 was $8,750,000. Because Mr. Schlotterbeck will be eligible for retirement under the terms of the 2009 Long-Term Incentive Plan, these annual equity awards were fully vested upon grant, and options will be exercisable for their term, subject to deferred exercisability and payment, except as described below under “Potential Payments on Termination or Change in Control.”

Grants of Plan-Based Awards for Fiscal 2009

The following table supplements the Summary Compensation Table by providing additional information about plan-based compensation for fiscal 2009:

	Approval Date	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Cardinal Health Stock or Units(2)	All Other Option Awards: Number of Securities Underlying Cardinal Health Options(3)	Exercise or Base Price of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards(5)
			Threshold	Target	Maximum
David L. Schlotterbeck
Annual Cash Incentive			$447,000	$745,000	$1,490,000
2009-2011 Performance Cash(6)			$447,000	$745,000	$1,490,000
Stock Options	8/05/2008	8/15/2008					84,774	$56.13	$1,187,684
RSUs	8/05/2008	8/15/2008				17,520			$983,398

Edward J. Borkowski
Annual Cash Incentive			$29,826	$49,710	$99,420
2009-2011 Performance Cash			$—	$—	$—
Stock Options	5/05/2009	6/15/2009					87,308	$30.07	$599,806
RSUs	5/05/2009	6/15/2009				19,953			$599,987

Dwight Winstead
Annual Cash Incentive			$341,550	$569,250	$1,138,500
2009-2011 Performance Cash(6)			$256,163	$426,938	$853,875
Stock Options	8/05/2008	8/15/2008					48,582	$56.13	$680,634
RSUs	8/05/2008	8/15/2008				10,040			$563,545

Vivek Jain
Annual Cash Incentive			$243,000	$405,000	$810,000
2009-2011 Performance Cash(6)			$151,875	$253,125	$506,250
Stock Options(7)	8/05/2008	8/15/2008					16,002	$56.13	$224,188
RSUs	8/05/2008	8/15/2008				9,921			$556,866
RSUs(8)	9/26/2008	10/15/2008				18,058			$684,940

Carol L. Zilm
Annual Cash Incentive			$186,947	$311,578	$623,156
2009-2011 Performance Cash(6)			$123,000	$205,000	$410,000
Stock Options	8/05/2008	8/15/2008					13,549	$56.13	$189,821
RSUs	8/05/2008	8/15/2008				7,304			$409,974

(1)	This information relates to award opportunities Cardinal Health granted during fiscal 2009 under the Cardinal Health MIP with respect to fiscal 2009 performance and under the Cardinal Health long-term incentive cash program with respect to the fiscal 2009-2011 performance cycle. For a discussion of these plans, see “Executive Compensation — Cardinal Health Compensation Plans.”
(2)	Unless otherwise noted, all stock awards (a) are RSUs granted during the fiscal year, (b) are granted under the Cardinal Health LTIP, (c) vest ratably over three years, and (d) accrue dividends that are payable upon vesting of the RSUs.
(3)	Unless otherwise noted, all option awards (a) are nonqualified stock options granted during the fiscal year, (b) are granted under the Cardinal Health LTIP, (c) vest in equal amounts over three years, and (d) have a term of seven years.
(4)	The option awards have an exercise price equal to the closing price of Cardinal Health’s common shares on the NYSE on the date of grant.
(5)	Cardinal Health has valued the RSUs as of the grant date by multiplying the closing price of Cardinal Health’s common shares on the NYSE on that date times the number of RSUs awarded. Cardinal Health valued the options utilizing a lattice model to provide a grant date fair value of the options. The lattice model incorporates a number of assumptions. Cardinal Health used the following assumptions with respect to the grant date fair value of options granted to Mr. Schlotterbeck: expected option life: 4.86 years; dividend yield: 1.00%; risk-free interest rate: 3.08%; and expected volatility: 27.00%. Cardinal Health used the following assumptions with respect to the grant date fair value of options granted to Mr. Borkowski: expected option life: 5.00 years; dividend yield: 2.33%; risk-free interest rate: 0.03%; and expected volatility: 30.00%. Cardinal Health used the following assumptions with respect to the grant date fair value of options granted to Mr. Winstead: expected option life: 4.86 years; dividend yield: 1.00%; risk-free interest rate: 3.08%; and expected volatility: 27.00%. Cardinal Health used the following assumptions with respect to the grant date fair value of options granted to Mr. Jain: expected option life: 4.86 years; dividend yield: 1.00%; risk-free interest rate: 3.08%; and expected volatility: 27.00%. Cardinal Health used the following assumptions with respect to the grant date fair value of options granted to Ms. Zilm: expected option life: 4.86 years; dividend yield: 1.00%; risk-free interest rate: 3.08%; and expected volatility: 27.00%. There is no certainty that executives will realize any value from these options, and to the extent they do those amounts may have no correlation to the amounts reported above.

(6)	In light of the CareFusion separation, the Cardinal Health Compensation Committee determined to terminate the long-term incentive cash program effective on the date of the CareFusion separation. In addition, with respect to the 2008 to 2010 performance cycle, the Cardinal Health Compensation Committee determined that Cardinal Health performance did not meet the minimum performance goal for the period to date of the performance cycle, and based on performance to date and expected performance during the remainder of the performance period, the Cardinal Health Compensation Committee approved no payout for the performance cycle. For the fiscal 2009 to 2011 performance cycle, the Cardinal Health Committee set the performance period to end on the date of the CareFusion separation and authorized award payments.
(7)	Cardinal Health began a voluntary stock option exchange program on June 23, 2009. New options were granted with an exercise price equal to the closing price of Cardinal Health’s common shares on the NYSE on July 20, 2009. Mr. Winstead, Mr. Jain and Ms. Zilm were eligible to participate in the option exchange program because they were not named executive in Cardinal Health’s proxy statement for the 2008 annual meeting of shareholders. Mr. Winstead exchanged 237,087 options with a weighted average exercise price of $66.08 for 32,322 options with an exercise price of $31.27 per share in the option exchange. Mr. Jain exchanged 65,000 options with an exercise price of $64.38 per share for 13,978 options with an exercise price of $31.27 per share in the option exchange. Ms. Zilm exchanged 47,837 options with a weighted average exercise price of $67.77 per share for 7,379 options with an exercise price of $31.27 per share in the option exchange.
(8)	These RSUs were granted in connection with the CareFusion separation and vest on the earliest of (a) completion of the CareFusion separation, (b) the determination by the Board not to proceed with the CareFusion separation, or (c) October 15, 2010. These RSUs will be delivered to the named executive on the date that is five months after vesting, if the executive does not voluntarily terminate employment prior to delivery. As a result of the completion of the CareFusion separation, the RSUs vested on August 31, 2009, and will be delivered on January 31, 2010.

Cardinal Health Compensation Plans

Cardinal Health Management Incentive Plan. Key executive employees, including the CareFusion named executives, are eligible to receive annual incentive cash awards under the Cardinal Health Management Incentive Plan (The Cardinal Health MIP). Under the Cardinal Health MIP, the Cardinal Health Compensation Committee establishes performance criterion during the first three months of each fiscal year and may establish performance goals. For fiscal 2009, the Cardinal Health Compensation Committee established the overall company performance criterion of 8% return on shareholders’ equity, which must be satisfied before any payout can be made to Cardinal Health named executives under the MIP. This performance criterion is designed to allow payments under the MIP to be performance-based compensation under the Code and to be fully tax deductible.

The Cardinal Health Compensation Committee also established performance goals under the Cardinal Health MIP for fiscal 2009, based upon Cardinal Health’s achievement of a specified level of growth in EBIT and return on tangible capital. EBIT is consolidated operating earnings adjusted for certain items classified within Interest and Other, including minority interest, joint venture income, and deferred compensation plan income/expense. Return on tangible capital is NOPAT divided by net tangible capital. NOPAT is: (a) earnings from continuing operations, as disclosed on the Cardinal Health statement of earnings, excluding (i) “special items” and “impairment charges and other” line items from Cardinal Health’s statement of earnings, and (ii) other adjustments approved by the Compensation Committee; and then (b) adjusted for taxes. Net tangible capital is calculated as total assets less (total liabilities, goodwill and intangibles, cash and equivalents, short term investments available for sale and assets held for sale and discontinued operations) plus (current portion of long-term obligations and short-term borrowings, liabilities from businesses held for sale and discontinued operations, and long-term obligations), adjusted to exclude the after-tax impact on net tangible capital of (a) “special items” and “impairments, gain/(loss) on sale of assets and other, net” line items from Cardinal Health’s statement of earnings; and (b) other adjustments approved by the Compensation Committee. As explained in “Compensation Discussion and Analysis,” the Cardinal Health Compensation Committee established a matrix of potential cash award percentages based upon Cardinal Health’s achievement of varying EBIT and return on tangible capital levels for fiscal 2009. The cash award percentage from the matrix determines the total pool for cash awards under the Cardinal Health MIP; provided that if Cardinal Health does not achieve the minimum performance goals with respect to either EBIT or return on tangible capital, but Cardinal Health achieves the performance criterion with respect to return on shareholders’ equity, the Cardinal Health Compensation Committee may, in its discretion, fund the pool for cash awards and make annual incentive awards to Cardinal Health named executives under the Cardinal Health MIP.

See “Potential Payments on Termination or Change in Control of Cardinal Health” for information on the effect of termination or a change in control.

Cardinal Health 2005 Long-Term Incentive Plan. In November 2008, Cardinal Health shareholders approved an amended and restated 2005 Long-Term Incentive Plan (the Cardinal Health LTIP). Under the Cardinal Health LTIP, Cardinal Health may grant stock options, stock appreciation rights, stock awards, other stock-based awards and cash awards to employees. As set forth in the “Grants of Plan-Based Awards for Fiscal 2009” table above, during fiscal 2009 Cardinal Health granted nonqualified stock options, RSUs, and long-term incentive cash awards to certain Cardinal Health executives.

In August 2007, the Cardinal Health Compensation Committee approved the long-term incentive cash program under the Cardinal Health LTIP. This program is designed to reward outstanding performance over a three-year period. A new three-year performance cycle with new performance goals was established in fiscal 2008 and fiscal 2009. At the end of the three-year cycle, potential payouts may range from 0% to 200% of the executive’s aggregate annual incentive target based solely on achievement of the overall company performance goals. For the fiscal 2009-2011 performance period, the performance goals were established to reward management for attaining cumulative EBIT. The Cardinal Health Compensation Committee determines whether the performance goals have been achieved. See “Potential Payments on Termination or Change in Control of Cardinal Health” for additional information on the effect of termination or a change in control.

In August 2007, the Cardinal Health Compensation Committee approved the long-term incentive cash program for the fiscal 2008-2010 performance period with goals based on Cardinal Health obtaining specified cumulative economic profit (as adjusted). The payout structure under the fiscal 2008-2010 performance period included a two-year and a three-year goal, so that a potential payout of 40% of target could be made at the end of fiscal 2009 and a potential payout of 60% could be made at the end of fiscal 2010. In August 2009, the Compensation Committee determined that cumulative economic profit did not meet the minimum performance goal established for the two-year period ended June 30, 2009, and no payouts with respect to this two-year period were made. The Cardinal Health Compensation Committee also determined that it is not likely that Cardinal Health will achieve performance above the minimum performance goal for the three-year period ending June 30,

2010. As a result, the Cardinal Health Compensation Committee canceled awards for this three-year period in connection with the CareFusion separation and no payouts will be made.

In August 2008, the Cardinal Health Compensation Committee established the fiscal 2009-2011 performance period under the long-term incentive cash program with goals based on Cardinal Health obtaining specified cumulative EBIT. In September 2008, the Cardinal Health Compensation Committee amended the performance period of the fiscal 2009-2011 long-term incentive cash program to be July 1, 2008 through the date of CareFusion separation. In August 2009, the Cardinal Health Compensation Committee determined that it is not expected that cumulative EBIT will meet the minimum performance goal established for the performance cycle; however, in recognition of the future potential value of the program based on forecasted performance and the remaining length of time in the original three-year performance period, the Cardinal Health Compensation Committee in its discretion authorized payment to be made at 15% of the target awards.

In August 2009 and in light of the CareFusion separation, the Cardinal Health Compensation Committee determined to terminate the long-term incentive cash program. The payouts from this program to our named executives are presented in the Compensation Discussion and Analysis.

Voluntary Stock Option Exchange Program. In June 2009, Cardinal Health shareholders approved a voluntary stock option exchange program recommended by the Cardinal Health Board under which Cardinal Health offered certain employees, but not directors or executives who then constituted Cardinal Health named executives, a limited period in which they could elect to exchange specific outstanding stock options for new stock options covering a lesser number of shares with a lower exercise price. The Cardinal Health Compensation Committee believed that the proposed stock option exchange program was critical to Cardinal Health’s success to retain and motivate key employees throughout Cardinal Health’s operations and to re-align their interests with those of Cardinal Health shareholders, especially as Cardinal Health and CareFusion prepared to operate as separate public companies following the planned CareFusion separation, and would reduce outstanding stock option “overhang” and allow Cardinal Health to recapture value from accounting compensation costs. Cardinal Health began the program on June 19, 2009 and completed it on July 17, 2009. The new options were granted with an exercise price equal to the closing price of Cardinal Health common shares on the NYSE on July 20, 2009. Because Messrs. Winstead and Jain and Ms. Zilm were not named executives in Cardinal Health’s 2008 proxy statement, they were eligible to participate in the program. Mr. Winstead exchanged in the program 237,087 options from several grants with a weighted average exercise price of $66.08 for 32,322 options with an exercise price of $31.27 per share. Mr. Jain exchanged in the program 65,000 options with an exercise price of $64.38 per share for 13,978 options with an exercise price of $31.27. Ms. Zilm exchanged in the program 47,837 options from several grants with a weighted average exercise price of $67.77 for 7,379 options with an exercise price of $31.27 per share.

Employee Stock Purchase Plan. Cardinal Health also maintains a tax-qualified employee stock purchase plan (the Cardinal Health ESPP), generally available to all employees including the named executives, that allowed participants to acquire Cardinal Health common shares at a discount price. The Cardinal Health ESPP allowed participants to buy Cardinal Health common shares at a 15% discount to the lower of the closing price of Cardinal Health common shares on the first or last market trading day of an offering period with up to 15% of their salary and incentives (subject to IRS limits), with the objective of allowing employees to profit when the value of Cardinal Health common shares increases over time. Under applicable tax law, no plan participant may purchase more than $25,000 in market value (based on the market value of Cardinal Health common shares on the last trading day before the beginning of the enrollment period for each subscription period) of Cardinal Health common shares in any calendar year.

In May 2008, the Cardinal Health Compensation Committee approved the suspension of the Cardinal Health ESPP beginning July 1, 2009. CareFusion does not currently offer an Employee Stock Purchase Plan.

Potential Impact on Compensation from Executive Misconduct.

Under Cardinal Health benefit plans, Cardinal Health has the authority to require repayment, or subject outstanding awards to forfeiture, in certain instances of executive misconduct. These provisions are designed to prevent detrimental behavior, and permit Cardinal Health to recoup certain benefits in the event an executive has engaged in certain misconduct. Under the Cardinal Health long-term incentive cash program and Cardinal Health MIP, Cardinal Health is authorized to seek to recover cash incentive compensation paid to executive officers when the payment was based on the achievement of certain financial results that were subsequently restated if the executive officer caused or contributed to the need for the restatement of previously filed financial statements.

Under the standard Cardinal Health stock option agreement, an unexercised option is forfeited if the holder has engaged in specified conduct, described below, while employed by Cardinal Health or for three years after termination of employment, and Cardinal Health may require the holder to repay the gross option gain realized from the exercise of the options exercised within three years prior to such conduct. Under the standard Cardinal Health RSU agreement, unvested RSUs and deferred RSUs that vested within the look-back period of the RSU agreement are forfeited if the holder has engaged in specified conduct, described below, while employed by Cardinal Health or for three years after termination of employment. Moreover, Cardinal Health may require the holder to repay the value of the RSUs settled within three years prior to such conduct. The specified conduct includes:

•	disclosure or use of confidential information;

•	violation of Cardinal Health policies;

•	solicitation of business or Cardinal Health employees;

•	disparagement;

•	breach of any provision of an employment agreement or severance agreement; and

•	competitive actions (during employment and for a period of 12 months following termination).

Cardinal Health may also terminate all vested stock options if the executive’s employment is terminated for cause. Cardinal Health may also seek damages for breach of contract or seek other equitable relief.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2009

The following table shows the number of Cardinal Health shares underlying exercisable and unexercisable stock options and unvested RSUs held by the named executives on June 30, 2009:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options- Exercisable		Number of Securities Underlying Unexercised Options- Unexercisable		Option Exercise Price		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested(1)
David L. Schlotterbeck(2)	244,621		—		$44.15		08/23/2014	27,553	(10)	$841,744
	5,737		5,738	(3)	$66.34		08/15/2013
	20,379		40,760	(4)	$67.26		08/15/2014
	—		84,774	(5),*	$56.13		08/15/2015

Edward J. Borkowski	—		87,308	(6),*	$30.07		06/15/2016	19,953	(11)	$609,564

Dwight Winstead	25,328	(7)	—		$66.08	(7)	11/20/2010	19,649	(12)	$600,277
	32,572	(7)	—		$68.10	(7)	11/19/2011
	32,401	(7)	—		$67.90	(7)	11/18/2012
	39,516	(7)	—		$61.38	(7)	11/17/2013
	5,000	(7)	—		$61.38	(7)	11/17/2013
	10,000	(7)	—		$69.20	(7)	05/17/2014
	30,323	(7)	30,323	(3),(7)	$66.34	(7)	08/15/2013
	10,541	(7)	21,083	(4),(7)	$67.26	(7)	08/15/2014
	40,000		—		44.15		08/23/2014
	—		48,582	(5),*	56.13		08/15/2015

Vivek Jain	21,666	(8)	43,334	(6),(8)	$64.38	(8)	09/17/2014	36,646	(13)	$1,119,535
	—		16,002	(5),*	$56.13		08/15/2015

Carol L. Zilm	12,000	(9)	4,000	(9)	$69.67	(9)	01/16/2013	10,566	(14)	$322,791
	7,801	(9)	7,802	(3),(9)	$66.34	(9)	08/15/2013
	5,411	(9)	10,823	(4),(9)	$67.26	(9)	08/15/2014
	—		13,549	(5),*	$56.13		08/15/2015

*	Indicates the option grants during fiscal 2009 which are reported in the Grants of Plan-Based Awards Table.
(1)	The market value is equal to the product of $30.55, the closing price of Cardinal Health’s common shares on the NYSE on June 30, 2009, and the number of unvested Cardinal Health RSUs.
(2)	Mr. Schlotterbeck meets the eligibility requirements to retire and upon termination to receive accelerated vesting of a pro rata portion of outstanding vested Cardinal Health options and RSUs.
(3)	The options were granted on August 15, 2006 and vest and become exercisable 25% per year over four years.
(4)	The options were granted on August 15, 2007 and vest and become exercisable 33% per year over three years.
(5)	The options were granted on August 15, 2008 and vest and become exercisable 33% per year over three years.
(6)	The options were granted on June 15, 2009 and vest and become exercisable 33% per year over three years.
(7)

Mr. Winstead elected to tender his eligible options in the Cardinal Health stock option exchange program approved by shareholders on June 23, 2009. As a result, as of July 20, 2009 the number of securities underlying exercisable options is 40,000, the number of securities underlying unexercisable options is 80,904 (with 16,194 options vesting on August 15, 2009, 27,923 options vesting on July 20, 2010, 20,593 options vesting on August 15, 2010 and 16, 194 options vesting on August 15, 2011), and the option exercise price is $31.27 (except for 16,194 options vesting on August 15, 2009, 16,194 options vesting on August 15, 2010, and 16,194 options vesting on August 15, 2011, for which the option exercise price is $56.13).

(8)	Mr. Jain elected to tender his eligible options in the Cardinal Health stock option exchange program approved by shareholders on June 23, 2009. As a result, as of July 20, 2009 the number of securities underlying exercisable options is 0, the number of securities underlying unexercisable options is 13,978 (with 9,365 options vesting on July 20, 2010 and 4,613 options vesting on September 17, 2010), and the option exercise price is $31.27.
(9)	Ms. Zilm elected to tender her eligible options in the Cardinal Health stock option exchange program approved by shareholders on June 23, 2009. As a result, as of July 20, 2009 the number of securities underlying exercisable options is 0, the number of securities underlying unexercisable options is 20,928 (with 4,516 options vesting on August 15, 2009, 5,735 options vesting on July 20, 2010, 6,160 options vesting on August 15, 2010 and 4,517 options vesting on August 15, 2011), and the option exercise price is $31.27 (except for 4,516 options vesting on August 15, 2009, 4,516 options vesting on August 15, 2010, and 4,517 options vesting on August 15, 2011, for which the option exercise price is $56.13).
(10)	Includes 17,520 RSUs granted during fiscal 2009, and are also reported in the Grants of Plan-Based Awards Table. The RSUs will vest as follows: 11,130 shares on August 15, 2009; 10,583 shares on August 15, 2010 and 5,840 shares on August 15, 2011.
(11)	Includes 19,953 RSUs granted during fiscal 2009, and are also reported in the Grants of Plan-Based Awards Table. The RSUs will vest as follows: 6,561 shares on June 15, 2010; 6,561 shares on June 15, 2011 and 6,561 shares on June 15, 2012.
(12)	Includes 10,040 RSUs granted during fiscal 2009, and are also reported in the Grants of Plan-Based Awards Table. The RSUs will vest as follows: 1,814 shares on July 1, 2009; 8,687 shares on August 15, 2009; 5,801 shares on August 15, 2010 and 3,347 shares on August 15, 2011.
(13)	Includes 27,979 RSUs granted during fiscal 2009, and are also reported in the Grants of Plan-Based Awards Table. The RSUs will vest as follows: 18,058 shares on August 31, 2009, the completion of the CareFusion separation, 3,307 shares on August 15, 2009; 4,333 shares on September 17, 2009; 3,307 shares on August 15, 2010; 4,334 shares on September 17, 2010; and 3,307 shares on August 15, 2011.
(14)	Includes 7,304 RSUs granted during fiscal 2009, and are also reported in the Grants of Plan-Based Awards table. The RSUs will vest as follows: 4,436 shares on August 15, 2009; 3,695 shares on August 15, 2010 and 2,435 shares on August 15, 2011.

Adjustments to Equity Awards in the CareFusion Separation. Prior to the CareFusion separation, Cardinal Health and CareFusion entered into an employee matters agreement that governs our compensation and employee benefit obligations with respect to our current and former employees. The employee matters agreement addresses, among other things, the mechanism for the conversion and adjustment of equity awards (including stock options, stock appreciation rights, restricted shares, and RSUs) in connection with the CareFusion separation into awards based on Cardinal Health common shares and/or CareFusion common stock, as applicable. For purposes of the vesting of the new equity awards, continued employment or service with Cardinal Health or with CareFusion will be treated as continued employment for purposes of both Cardinal Health’s and our equity awards. Under the employee matters agreement and in connection with the CareFusion separation:

•

each stock option granted on or prior to September 26, 2007, was converted into an adjusted Cardinal Health stock option and a CareFusion stock option. The exercise prices of the CareFusion stock option and the adjusted Cardinal Health stock option and the number of shares subject to each such stock option reflected a mechanism that was intended to preserve the intrinsic value of the original Cardinal Health stock option;

•

each stock option granted after September 26, 2007, to an executive or director who joined CareFusion in connection with the CareFusion separation was replaced with a CareFusion stock option, subject to an adjustment mechanism intended to preserve the intrinsic value of such stock option. For purposes of the conversion of the Cardinal Health stock options, the date of grant of stock options granted to

Messrs. Winstead and Jain and Ms. Zilm in the voluntary stock option exchange program will be deemed to be the date on which the stock options for which they were exchanged were initially granted;

•

each RSU and restricted share award granted on or prior to September 26, 2007 or granted on October 15, 2008, in connection with the announcement of the CareFusion separation received for the unvested portion thereof, in connection with the CareFusion separation, CareFusion restricted stock units, as applicable, representing the right to receive 0.5 shares of CareFusion common stock for each Cardinal Health common share subject to the award. The underlying Cardinal Health RSUs remain in effect unadjusted; and

•

each Cardinal Health RSU and restricted stock award granted to an executive or director who joined CareFusion in connection with the CareFusion separation other than as described in the foregoing bullet was replaced with a number of CareFusion restricted stock units, as applicable, intended to preserve the fair market value of the awards.

The adjusted Cardinal Health stock options and RSUs and the replacement CareFusion stock options and restricted stock units that a holder received in connection with the distribution were subject to substantially the same terms, vesting conditions and other restrictions, if any, that were applicable prior to the distribution.

Option Exercises and Stock Vested for Fiscal 2009

The table below shows the Cardinal Health stock options that were exercised, and the Cardinal Health RSUs that vested, during fiscal 2009 for each of the named executives.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting(2)		Value Realized on Vesting(3)
David L. Schlotterbeck	—	$—	5,288	(2)	$293,801
Edward J. Borkowski	—	$—	—		$—
Dwight Winstead	—	$—	7,155		$397,568
Vivek Jain	—	$—	4,333		$222,760
Carol L. Zilm	—	$—	2,802		$141,559

(1)	Value calculated as the amount by which the closing price of the underlying Cardinal Health common shares on the NYSE on the date of exercise exceeds the option exercise price before withholding of any taxes.
(2)	The number of shares acquired on vesting includes 5,169 Cardinal Health RSUs deferred at the election of Mr. Schlotterbeck.
(3)	Value calculated by multiplying the closing price of a Cardinal Health common share on the NYSE on the vesting date times the number of shares acquired on vesting before withholding taxes.

Nonqualified Deferred Compensation in Fiscal 2009

Cardinal Health (1) maintains a nonqualified Deferred Compensation Plan, or DCP, which is further described below, (2) allows for deferral of RSUs beyond the vesting date, and (3) has a deferred retention bonus arrangement with Mr. Schlotterbeck. The following table provides information regarding accounts of the named executives under each of these arrangements. Cardinal Health does not maintain non-qualified pension plans or supplemental executive retirement plans for the named executives.

Name	Executive Contributions in Last FY(1)	Registrant Contribution in Last FY(2)	Aggregate Earnings in Last FY(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(3)
David L. Schlotterbeck
DCP Cash	$1,298	$3,954	$(3,524)	$—	$27,235
Deferred RSUs	$287,190	$—	$(140,123)	$—	$174,196
Deferred Retention Bonus(2)	$—	$—	$156,480 (4)	$—	$2,764,481

Edward J. Borkowski
DCP Cash	$—	$—	$—	$—	$—
Deferred RSUs	$—	$—	$—	$—	$—

Dwight Winstead
DCP Cash	$113,884	$7,436	$(235,041)	$—	$1,074,868
Deferred RSUs	$—	$—	$(257,102)	$—	$385,969

Vivek Jain
DCP Cash	$—	$6,000	$(649)	$—	$5,258
Deferred RSUs	$—	$—	$—	$—	$—

Carol L. Zilm
DCP Cash	$—	$—	$—	$—	$—
Deferred RSUs	$—	$—	$—	$—	$—

(1)	The DCP cash amounts shown include salary deferred during fiscal 2009, and amounts deferred during fiscal 2009 under the Cardinal Health annual cash incentive awards with respect to services performed in fiscal 2008.
(2)	The Aggregate Earnings with respect to DCP Cash is calculated based upon the change in value of the investment options selected by the executive officer during the year, as described in more detail below. The Aggregate Earnings with respect to Deferred RSUs is calculated based upon the change in price of Cardinal Health common shares from the first day of the fiscal year (or the date of the vesting of the RSUs if they vested during the fiscal year) to the last day of the fiscal year.
(3)	The Aggregate Balance has been reduced in the amount of fees paid by the executive in fiscal year 2009 pursuant to the DCP in the following amounts: Mr. Schlotterbeck — $131; Mr. Winstead — $131; and Mr. Jain — $92.
(4)	Since Mr. Schlotterbeck remained an employee through June 28, 2006, he earned a retention bonus, or the Retention Bonus, of $2,320,000, which is equal to the sum of (a) 200% of his then annual base salary ($580,000), and (b) 200% of his then target bonus (100% of base salary). The Retention Bonus will be paid (with interest accruing from June 28, 2006 through the deferred payment date at the rate of 6.0%) on the first business day that is at least six months after the date of Mr. Schlotterbeck’s separation from service, or if sooner, as soon as practicable following Mr. Schlotterbeck’s death. The CareFusion separation did not trigger payment of the Retention Bonus to Mr. Schlotterbeck.

Cardinal Health’s DCP permits certain management employees to defer salary and bonus into any of several investment alternatives, including, except with respect to executive officers, a stock equivalent account. Executive officers may defer between 1% and 20% of their cash compensation, including base salary and bonus (effective January 1, 2009, between 1% and 50% of base salary and between 1% and 100% of incentive compensation). In addition, Cardinal Health may, in its discretion, make additional matching or fixed contributions to the deferred balances of participating management employees. In general, matching contributions may be made at the same rate applicable to the person under the Cardinal Health 401(k) Savings Plan. Cardinal Health may also credit a participant’s account an amount equal to a percentage of the executive officer’s cash compensation which is greater than the dollar limitation in effect for the year under the Code, up to $100,000, as profit sharing credits, and Cardinal Health may also make additional discretionary contributions to a participant’s account in an amount equal to a percentage of the executive officer’s cash compensation which is greater than the dollar limitation in effect for the year under the Code, up to $100,000, as a social security supplemental credit. Contributions made with respect to the named executives are set forth in the All Other Compensation Table of this proxy statement.

To measure the amount of Cardinal Health’s obligation to each participant under the plan, Cardinal Health maintains a separate bookkeeping record, which Cardinal Health refers to as an account, for each participant. The participants are permitted to direct the investment of the portion of the accounts allocable to that participant in the same manner the participant is permitted to direct the investment of the participant’s account under the Cardinal Health 401(k) Savings Plan. The notional investment options available under the Cardinal Health DCP are substantially the same investment options that are available in the Cardinal Health 401(k) Savings Plan. Cardinal Health then credits or debits the participant’s account with the actual earnings or losses based upon the performance results of the notional investment options selected by the participant. The participant may change the allocation of his or her account among the investment alternatives then available under the plan. An executive officer is not permitted to elect to invest future contributions in his or her account in the Cardinal Health stock fund.

For management employees, deferred balances are paid upon retirement, termination from employment, death or disability. Some contributions made by Cardinal Health and other account credits are subject to vesting provisions requiring that the participant has completed three years of service with Cardinal Health, which are fully accelerated upon a change in control (defined as described under “Potential Payments Upon Termination or Change in Control of Cardinal Health” below). If the participant terminates employment with Cardinal Health due to retirement, death, total disability, or pursuant to a change in control, all amounts subject to such vesting requirements shall vest. If a participant terminates employment before satisfying the vesting requirements, all amounts subject to the vesting requirements are forfeited.

Deferred balances are paid in cash. The plan contains a dividend reinvestment feature for the stock equivalent account with dividends generally being reinvested in investment options other than the stock equivalent account for reporting persons under Section 16 of the Exchange Act. The plan is not intended to qualify under Section 401(a) of the Code and is exempt from many of the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as a “top hat” plan for a select group of management or highly compensated employees. The deferred balances of Messrs. Schlotterbeck and Jain under the DCP were transferred to the CareFusion deferred compensation plan after the CareFusion separation.

A named executive may defer receipt of the common shares represented by an RSU which would otherwise be settled on the date of vesting until after the named executive has a separation from service or until a fixed future date. Until shares are issued, the named executive is entitled to receive cash payments in an amount equivalent to what would be received if the shares underlying the RSU were issued to the named executive. Cash amounts equivalent to dividends declared prior to the date the RSU vests are accrued until the vesting date, except that for RSUs issued prior to July 1, 2007, dividend equivalents are paid when dividends are paid. After the RSU vest, such amounts are paid when dividends are paid, and are deferred under the DCP. The CareFusion separation, and the resulting termination of employment with Cardinal Health, was not a separation from service for Mr. Schlotterbeck and so it did not trigger a distribution of shares under the deferred RSUs.

Potential Payments on Termination or Change in Control of Cardinal Health

Cardinal Health entered into agreements and maintained plans that provided for compensation to the named executives upon certain triggering events that result in termination of employment (including termination following a change in control of Cardinal Health). The tables below identify the potential payments to each named executive assuming that a triggering event occurred as of June 30, 2009 and, if applicable, based on Cardinal Health’s closing share price on that date. Except as noted below, all of the potential payments listed in the table below are payments that would have been made pursuant to Cardinal Health plans and arrangements and are not representative of the benefits and payments that would be received in the event of such a transaction or termination under our retention and severance arrangements. The following paragraphs describe the provisions of Cardinal Health’s various plans, including the Cardinal Health LTIP, the Cardinal Health Employee Incentive Plan (EIP) and the Cardinal Health Broadly-based Employee Incentive Plan (BEIP), long-term incentive cash program and MIP, and the benefits under these plans in the event of each triggering event and the assumptions that were used in creating the tables.

None of the amounts illustrated in the tables below have been paid to any of the named executives. Although amounts represent what would have been paid as of June 30, 2009, for a triggering event under Cardinal Health obligations in effect at that time, we took several actions in connection with the separation (described below in Actions Taken in Connection with Separation) that change the potential payments on termination or change in control for the named executives.

Unless otherwise noted in the notes to the tables with respect to specific named executives, the descriptions of the payments or valuations below are applicable to each of the following tables related to potential payments upon termination and/or change in control.

Non-Compete and Non-Solicitation Agreements. Prior to the CareFusion separation, the standard Cardinal Health stock option, RSU and restricted shares award agreements provide that if the named executive violates the provisions contained in the award agreements with respect to: (i) competitive actions, then unexercised stock options and unvested RSUs/restricted shares will be forfeited, and Cardinal Health may seek repayment of gains realized or obtained by the named executive from vested stock options and RSUs/restricted shares during a look-back period of one to three years from the violation, or (ii) confidentiality, non-disparagement or non-solicitation of business or Cardinal Health employees (during employment and for a period of 12 months following termination), or breaches Cardinal Health policies, then unexercised stock options and unvested RSUs/restricted shares will be forfeited, Cardinal Health may seek repayment of gains realized or obtained by the named executive from vested stock options and RSUs/restricted shares during a look-back period of one to three years from the violation, and Cardinal Health may bring an action for breach of contract or seek other equitable relief. Under the terms of the Cardinal Health long-term incentive cash program and MIPs, all or a portion of a final award may be subject to an obligation of repayment to Cardinal Health if the named executive violates an applicable non-competition and/or confidentiality covenant.

Termination For Cause. Prior to the CareFusion separation, termination for cause under the Cardinal Health LTIP, EIP and BEIP means termination of employment on account of any act of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of Cardinal Health or any subsidiary, or the intentional and repeated violation of Cardinal Health’s written policies or procedures. Cardinal Health may also cancel unexercised stock options and unvested RSUs/restricted shares, or seek repayment of gains realized or obtained by the named executive from vested stock options and RSUs/restricted shares during a look-back period.

Involuntary Termination Without Cause. Prior to the CareFusion separation, the named executives would have been entitled to certain benefits described in the tables below if Cardinal Health had terminated the named executive’s employment without cause. Under the Cardinal Health MIPs, if Cardinal Health terminates the employment of one of the named executives other than for cause during the fourth quarter of a performance period, the final bonus under the Cardinal Health MIPs will be prorated based upon the length of time employed by Cardinal Health during the performance period and the progress toward achievement of the established performance criteria during that portion of the performance period in which the named executive was employed. If the named executive’s employment is terminated by Cardinal Health without cause, or if the named executive terminates his employment for good reason, the named executive has no right to payout under the Cardinal Health long-term incentive cash program.

Termination by Reason of Retirement. Generally, retirement means the termination of employment (other than by death or disability and other than in the event of termination for cause) by an employee after attaining the age of 55 and having at least 10 years of continuous service with Cardinal Health (including service with an affiliate of Cardinal Health prior to the time that such affiliate became an affiliate of Cardinal Health). Prior to the CareFusion separation, under the Cardinal Health LTIP, EIP and BEIP, in the event of termination by reason of retirement, a pro rata portion of all unvested options, RSUs and restricted shares that have been held for at least six months will vest, and vested options will remain exercisable through the remaining term of the option. Under the Cardinal Health MIPs and the long-term incentive cash program, if employment is terminated due to retirement during the performance period, the final payout will be prorated based upon the length of time that the participant was employed during the performance period. None of the named executives other than Messrs. Schlotterbeck and Winstead meet Cardinal Health’s definition of retirement. Messrs. Schlotterbeck and Winstead are eligible to receive retirement benefits.

Termination by Reason of Disability. Prior to the CareFusion separation, under the Cardinal Health LTIP, EIP and BEIP, long-term incentive cash program and MIPs, “disability” has the meaning specified in Cardinal Health’s long-term disability plan applicable to the named executive at the time of disability. Cardinal Health’s long-term disability plan currently provides that, to be considered disabled because of an illness or injury, the executive must be: continuously unable to perform substantial and material duties of the executive’s own job; not be gainfully employed in any occupation for which the executive is qualified by education, training or experience; and be under the regular care of a licensed physician. Under the Cardinal Health LTIP, EIP and BEIP, in the event of termination by reason of disability, all unvested options, RSUs and restricted shares will vest, and vested options will remain exercisable through the remaining term of the option. Under the Cardinal Health MIPs and long-term incentive cash program, if employment is terminated due to disability during the performance period, the final payout will be prorated based upon the length of time that the participant was employed during the performance period.

Termination by Death. Prior to the CareFusion separation, under the Cardinal Health LTIP, EIP and BEIP, if the named executive’s employment is terminated by reason of death, then all unvested stock options, RSUs and restricted shares granted under the plan will vest, and vested options will remain exercisable through the remaining term of the option. Under the Cardinal Health MIPs and long-term incentive cash program, if employment is terminated due to death during the performance period, the final payout will be prorated based upon the length of time that the participant was employed during the performance period.

Definition of Change in Control of Cardinal Health. Prior to the CareFusion separation, under the Cardinal Health LTIP, EIP and BEIP, a “change in control” means any of the following:

•

the acquisition by any entity of beneficial ownership of 25% or more of either Cardinal Health’s outstanding common shares or the combined voting power of the Cardinal Health’s then-outstanding voting securities (other than any acquisition directly from Cardinal Health or any of Cardinal Health affiliates or employee benefit plans and any Non-Control Acquisition, defined below); or

•

a change in a majority of the members of the Cardinal Health’s board of directors, other than directors approved by a vote of at least a majority of the incumbent directors (other than any director whose initial assumption of office resulted from an actual or threatened election or proxy contest); or

•

a reorganization, merger or consolidation or other sale of all or substantially all of Cardinal Health’s assets or Cardinal Health’s acquisition of assets or shares of another corporation, unless such transaction is a Non-Control Acquisition; or

•	Cardinal Health shareholders approve a complete liquidation or dissolution of Cardinal Health.

A “Non-Control Acquisition” means a business combination where: (a) the beneficial owners of Cardinal Health’s outstanding common shares and voting securities immediately prior to such business combination beneficially own more than 50% of the outstanding common and the combined voting power of the then-outstanding voting securities of the resulting corporation (including a corporation which as a result of such transaction owns Cardinal Health or all or substantially all of Cardinal Health’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such business combination; (b) no person beneficially owns 25% or more of Cardinal Health’s then-outstanding common shares or combined voting power of the resulting corporation (unless such ownership existed prior to the business combination); and (c) at least a majority of the members of the board of directors of the corporation resulting from business combination were members of Cardinal Health board of directors (who were approved by a vote of at least a majority of the incumbent directors) at the time of the execution of the initial agreement, or the action of Cardinal Health board of directors, providing for such business combination.

Payments on Change in Control of Cardinal Health. Prior to the CareFusion separation, under the terms of the Cardinal Health LTIP, EIP and BEIP, on the date a change in control occurs, (i) all stock options become fully vested, and (ii) the restrictions applicable to all RSUs and restricted shares lapse and these awards become fully vested. Pursuant to the Cardinal Health LTIP, EIP and BEIP, in the event the named executive’s employment is terminated within two years after a change in control (other than as a result of death, retirement, disability or termination for cause), each stock option that is vested will remain exercisable until the earlier of three years from the date of the termination of employment or the expiration of the term of the stock option. Under Cardinal Health’s long-term incentive cash program, in the event of a change in control, all participants in the program become vested in and entitled to the pro rata portion of their target award at the time of the change in control. The Cardinal Health MIPs do not provide for payments upon a change in control of Cardinal Health.

Additional Assumptions and Valuation Methodology. For purposes of the tables below, the following assumptions have been made:

•	the date of termination of employment is June 30, 2009, the end of our most recent fiscal year; and

•	the price of Cardinal Health common shares on the date of termination is $30.55 per share, the closing price of Cardinal Health common shares reported by the NYSE on June 30, 2009.

The accelerated vesting of stock options is valued as the difference between the closing price of Cardinal Health shares on June 30, 2009 and the exercise price for each option for which vesting is accelerated. The accelerated vesting of RSUs/restricted shares is valued by multiplying the closing price of Cardinal Health common shares on June 30, 2009 times the number of RSUs/restricted shares whose vesting is accelerated.

In August 2008, the Cardinal Health Compensation Committee established the fiscal 2009-2011 performance period under the long-term incentive cash program with goals based on Cardinal Health obtaining specified cumulative EBIT. In September 2008, the Cardinal Health Compensation Committee amended the performance period of the fiscal 2009-2011 long-term incentive cash program to be July 1, 2008 through the date of CareFusion separation. In August 2009, the Cardinal Health Compensation Committee determined that it is not expected that cumulative EBIT will meet the minimum performance goal established for the performance cycle; however, in recognition of the future potential value of the program based on forecasted performance and the remaining length of time in the original three-year performance period, the Cardinal Health Compensation Committee in its discretion authorized payment to be made at 15% of the target awards. For the purposes of the tables below, the target awards are included with respect to the long-term incentive cash program. With respect to the Cardinal Health MIPs, the assumption is that the performance criteria have been met and the target incentive is paid.

The tables below reflect amounts that would have been payable as of June 30, 2009 to the named executives under existing Cardinal Health plans and employment agreements and arrangements. Benefits that are available to all Cardinal Health salaried employees on retirement, death or disability, including 401(k) savings plan and other deferred compensation distributions, group and supplemental life insurance benefits and short-term and long-term disability benefits are not included. Please see the Nonqualified Deferred Compensation table for payments or benefits payable in connection with triggering events. Under the Cardinal Health DCP, some contributions made by Cardinal Health and other account credits are subject to vesting provisions requiring that the participant has completed three years of service with Cardinal Health. If the participant terminates employment with Cardinal Health due to retirement, death or disability or there has been a change in control, all amounts subject to such vesting requirements will vest. The tables below include only increased payments and the value of vesting and acceleration under the Cardinal Health DCP in connection with the triggering events.

The actual amounts that would be paid upon a named executive’s termination of employment or in connection with a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. In addition, in connection with any actual termination of employment or change in control transaction, we may determine to enter into one or more agreements or to establish arrangements providing additional benefits or amounts, or altering the terms of benefits described below. Other factors that could affect the amounts reported below include the effect of the separation on Cardinal Health and CareFusion plans, the time during the year of any such event, the share price and the named executive’s age and years of service. The separation from Cardinal Health did not trigger any payments or benefits that are payable or receivable upon a named executive’s termination of employment or in connection with a change in control.

Actions Taken in Connection with Separation. In connection with the separation, we implemented a change in control severance plan that provides for severance benefits to certain members of management upon an involuntary termination without cause or a voluntary termination for good reason within 24 months following a change in control. Under this plan, as referenced in the Compensation Discussion and Analysis, our named executives will receive cash severance equal to two times their annual salary and target annual bonus upon such a termination. They will also receive a pro rata target bonus in the year of termination. The change in control severance plan provides for other post-termination benefits such as outplacement services and continuation of health insurance coverage for a certain period of time. Also, we have assumed the severance obligations of Cardinal Health under the offer letters with Messrs. Jain and Borkowski. Also, similar to the Cardinal Health LTIP, our LTIP provides for a “single trigger” vesting of equity awards upon a change in control.

The following table describes the potential compensation upon termination or a change in control for David L. Schlotterbeck, our Chairman of the Board and Chief Executive Officer, if the event had occurred as of June 30, 2009 under the Cardinal Health plans described above:

Executive Benefits and Payments Upon Termination(1)	Retirement(2)	Involuntary Termination Without Cause(3)	Termination by the Executive With or Without Good Reason(3), (4)	Termination due to Death or Disability(5)	Change in Control(6)
					Without Termination	With Termination Without Cause or With or Without Good Reason
Compensation:
Cash Severance	$—	$—	$745,000	$—	$—	$745,000
FY 2009 MIP	745,000	745,000	745,000	745,000	—	745,000
Long-Term Performance Incentive:
Incentive Cash Programs	538,333	538,333	538,333	538,333	538,333	538,333
Stock Options (Accelerated Vesting)(7)	—	—	—	—	—	—
Restricted Share Units (Accelerated Vesting)(8)	528,595	528,595	528,595	841,744	841,744	841,744

Total	$1,811,928	$1,811,928	$2,556,928	$2,125,077	$1,380,077	$2,870,077

(1)

For purposes of this table, Mr. Schlotterbeck’s compensation is assumed to be as follows: base salary equal to $745,000; annual target incentive opportunity under the Cardinal Health MIPs to be $745,000; pro rata target opportunity under Cardinal Health’s fiscal 2009-2011 long-term incentive cash program for the year ended June 30, 2009 to be $248,333; and pro rata target opportunity under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program to be $290,000. Mr. Schlotterbeck is bound by the terms of a non-solicitation provision, which prohibits Mr. Schlotterbeck from soliciting officers or employees of Cardinal Health for a period of 12 months following his termination of employment. Mr. Schlotterbeck is also bound by the terms of a confidentiality provision in the agreement. Mr. Schlotterbeck is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and RSU agreements Cardinal Health has entered into with him. The employment agreement that we entered into with Mr. Schlotterbeck in connection with the separation will prohibit Mr. Schlotterbeck from disclosing confidential information, soliciting or recruiting our employees, representatives, officers or directors, or soliciting our customers or potential customers, and investing in or becoming an employee of or otherwise counsel to any of our competitors. These covenants will apply during the period in which he is our employee and for a period of two years following termination of his employment.

(2)	Upon retirement, a pro rata portion of all unvested options, RSUs and restricted shares that have been held by Mr. Schlotterbeck for at least 6 months will vest, and vested options will remain exercisable through the remaining term of the option. Additionally, Mr. Schlotterbeck would have been entitled to payments under the Cardinal Health MIPs and long-term incentive cash programs, prorated based upon the length of time that Mr. Schlotterbeck was employed during the performance period.
(3)	In April 2009, Mr. Schlotterbeck became eligible to receive retirement benefits. Upon retirement, a pro rata portion of all unvested options and RSUs that have been held by Mr. Schlotterbeck for at least 6 months will vest, and vested options will remain exercisable through the remaining term of the option. Additionally, Mr. Schlotterbeck would have been entitled to payments under the Cardinal Health MIP and long-term incentive cash programs, prorated based upon the length of time that Mr. Schlotterbeck was employed during the performance period.

The employment agreement that we entered into with Mr. Schlotterbeck in connection with the separation provides that if we terminate his employment without “cause”, or if he terminates employment with us for “good reason” and he executes a standard release of claims, we will pay him cash severance equal to two times the sum of his annual base salary and his target bonus in 24 equal monthly installments, starting 6 months after his termination. We will also pay him a pro rata bonus for the year of termination based on actual achievement of the performance objectives and the premiums for COBRA continuation coverage of medical benefits under our group health plan until the earlier of the date he becomes covered under another employer’s health plan or the end of 18 months. In addition, the retention equity awards granted to him under the employment agreement would become fully vested with options becoming exercisable and the RSUs becoming payable in equal installments on the date of termination and the first and second anniversaries of his date of termination and the annual equity awards of stock options would become fully and immediately exercisable and annual equity awards of RSUs would be payable upon termination, except that any performance stock units would be paid based on actual performance compared to target under the terms of the awards. If Mr. Schlotterbeck terminates his employment without “good reason” at or after age 65, he will be entitled to receive the pro rata bonus for the year of termination based on actual performance, and because he will be retirement-eligible under the terms of our 2009 Long-Term Incentive Plan, all outstanding annual equity awards will continue to become exercisable and be paid in accordance with their terms. If we terminate Mr. Schlotterbeck’s employment for “cause”, we will not pay any severance benefits and the retention equity awards and all other outstanding equity awards will be immediately forfeited and terminated.

For purposes of the employment agreement, “cause” is defined to mean: the willful and continued failure to perform substantially his duties (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance, the willful engaging in illegal conduct or gross misconduct which is materially and demonstrably injurious to us or our affiliates; conviction of a felony; or a material breach of the restrictive covenants described below, subject to the cure provision described in the agreement. “Good reason” is defined to mean, without Mr. Schlotterbeck’s written consent, assignment of any duties materially inconsistent in any respect with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as described in the agreement, or any other action by us which results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose any action not taken in bad faith and which is remedied by us promptly after receipt of notice from him; our failure to comply with the compensation obligations of the agreement, other than a failure not occurring in bad faith and which is remedied by us promptly after receipt of notice from him; we require him to be based at any office or location more than 10 miles from the current location; any purported termination by us of his employment other than as expressly permitted in the agreement; our failure to require a successor to assume the agreement; or any failure of the board of directors or shareholders to elect him as a member of the Board, or his removal from the board of directors for reasons other than those justifying or requiring such removal under the other provisions of the agreement.

(4)	Under the retention agreement entered into by Mr. Schlotterbeck and CareFusion 303, if at any time after June 28, 2006, Mr. Schlotterbeck voluntarily terminates his employment, he will receive a one-time payment equal to his base annual pay as of the date of termination, payable as soon as practicable following the date of termination (or, if subject to Section 409A of the Code, on the six-month anniversary of the date of termination), and he will be entitled to receive a prorated annual bonus payment and a prorated cash payout under any then-applicable cash incentive plan in which he is then participating.
(5)	The employment agreement that we entered into with Mr. Schlotterbeck in connection with the separation provides that if Mr. Schlotterbeck’s employment is terminated due to his death or disability, he would receive accrued but unpaid compensation through the date of termination, a pro rata bonus for the year of termination based on actual performance measured against the performance criteria established by our Compensation Committee for that year, the retention equity award granted to him under the employment agreement would become fully vested, and the retention award and all annual equity awards would be immediately exercisable in the case of stock options and payable in the case of RSUs, except that any annual equity awards that are performance stock units would be paid based on actual performance compared to target under the terms of the award. If Mr. Schlotterbeck terminates his employment without “good reason” at or after age 65, he will be entitled to receive the pro rata bonus for the year of termination based on actual performance, and because he will be retirement-eligible under the terms of our 2009 Long-Term Incentive Plan, all outstanding annual equity awards will continue to become exercisable and be paid in accordance with their terms. If we terminate Mr. Schlotterbeck’s employment for “cause” (as defined in the employment agreement), we will not pay any severance benefits and the retention awards and all other outstanding equity awards will be immediately forfeited and terminated.
(6)	In the event of a change in control under the Cardinal Health plans discussed above that were in effect on June 30, 2009, Mr. Schlotterbeck would have been entitled to the accelerated vesting of all outstanding equity awards. A change in control of Cardinal Health without termination of employment would not have triggered additional cash payments to Mr. Schlotterbeck, other than under Cardinal Health’s long-term incentive cash program. If Mr. Schlotterbeck’s employment was terminated following a change in control, Mr. Schlotterbeck would have been entitled to receive the compensation in connection with such termination in the amounts he would otherwise be entitled to receive for the particular termination event, as described in this table. In connection with the separation, our Board of Directors approved a change in control severance plan which provides for certain severance benefits to executives upon an involuntary termination without cause or a voluntary termination for good reason within 24 months following a change in control. Under this plan, Mr. Schlotterbeck will be eligible to receive cash severance equal to two times his annual salary and target annual bonus, plus a pro-rated MIP target payment for the current year upon such a termination, as well as continuation of medical benefits for 36 months and outplacement services. In addition, under this plan, Mr. Schlotterbeck’s equity awards would be subject to immediate vesting and option awards would continue to be exercisable.

The employment agreement that we entered into with Mr. Schlotterbeck in connection with the separation provides that if Mr. Schlotterbeck receives any payments that are subject to the excise tax imposed on “parachute payments” under the Code, we will pay him a gross-up payment so that he retains an amount of the gross-up payment equal to the excise tax, after payment of all taxes on that gross-up payment.

(7)	All outstanding options have exercise prices above $30.55.
(8)	Assumes the accelerated vesting of 17,303 RSUs for termination due to retirement, “Involuntary Termination Without Cause” and “Termination by the Executive — With and Without Good Reason”, and assumes 27,553 RSUs for termination due to death or disability or “Change in Control.”

The following table describes the potential compensation upon termination or a change in control for Edward J. Borkowski, our Chief Financial Officer, if the event had occurred as of June 30, 2009, under the Cardinal Health plans described above.

Executive Benefits and Payments Upon Termination(1)	Involuntary Termination Without Cause(2)	Termination due to Death or Disability	Change of Control(3)
			Without Termination	With Termination Without Cause or With or Without Good Reason
Compensation:
Cash Severance	$1,064,000	$—	$—	$1,064,000
FY 2009 MIP	—	—	—	—
Long-Term Performance Incentive:
Incentive Cash Programs	—	—	—	—
Stock Options (Accelerated Vesting)(4)	41,908	—	41,908	41,908
Restricted Share Units (Accelerated Vesting)(5)	609,564	—	609,564	609,564

Total	$1,715,472	$—	$651,472	$1,715,472

(1)	For purposes of this table, Mr. Borkowski’s compensation is assumed to be as follows: base salary equal to $560,000 and annual target incentive opportunity under the Cardinal Health MIPs to be $504,000. Mr. Borkowski is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and RSU/restricted shares agreements Cardinal Health has entered into with him.
(2)	Under the terms of Mr. Borkowski’s offer letter, Mr. Borkowski will be entitled to severance equal to 1.9 times his annual base salary if he is terminated other than for cause on or before the third anniversary of his start date, and if after, Mr. Borkowski will be entitled to severance equal to his annual base salary plus the average of his actual MIP payouts for the previous two years. He also will become immediately vested in the initial equity grants described in the Grants of Plan Based Awards table. For purposes of Mr. Borkowski’s offer letter, “cause” means: (a) willful and continued failure to perform duties for the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness); (b) an act of fraud or intentional misrepresentation or embezzlement; (c) misappropriation or conversion of assets of the Company or any affiliate; (d) a material breach of any provision of the Confidentiality and Business Protection Agreement referenced in the offer letter; and (e) the repeated violation of the written policies or procedures of the Company.
(3)	In the event of a change in control under the Cardinal Health plans discussed above that were in effect on June 30, 2009, Mr. Borkowski would have been entitled to the accelerated vesting of all outstanding equity awards. A change in control of Cardinal Health without termination of employment would not have triggered additional cash payments to Mr. Borkowski. If Mr. Borkowski’s employment was terminated following a change in control, Mr. Borkowski would have been entitled to receive the compensation in connection with such termination in the amounts he would otherwise have been entitled to receive for the particular termination event, as described in this table. In connection with the separation, our Board of Directors approved a change in control severance plan which provides for certain severance benefits to executives upon an involuntary termination without cause or a voluntary termination for good reason within 24 months following a change in control. Under this plan, Mr. Borkowski will be eligible to receive cash severance equal to two times his annual salary and target annual bonus, plus a pro-rated MIP target payment for the current year upon such a termination, as well as continuation of medical benefits for 24 months and outplacement services. In addition, under this plan, Mr. Borkowski’s equity awards would be subject to immediate vesting and option awards would continue to be exercisable.
(4)	Assumes the accelerated vesting of 87,308 stock options.
(5)	Assumes the accelerated vesting of 19,953 RSUs.

The following table describes the potential compensation upon termination or a change in control for Dwight Winstead, our Chief Operating Officer, if the event had occurred as of June 30, 2009 under the Cardinal Health plans described above.

Executive Benefits and Payments Upon Termination(1)	Retirement(2)	Involuntary Termination Without Cause(3)	Termination due to Death or Disability	Change in Control(4)
				Without Termination	With Termination Without Cause or With or Without Good Reason
Compensation:
Cash Severance	$—	$—	$—	$—	$—
FY 2009 MIP	569,250	—	569,250	—	569,250
Long-Term Performance Incentive:
Incentive Cash Programs	307,313	307,313	307,313	307,313	307,313
Stock Options (Accelerated Vesting)(5)	—	—	—	—	—
Restricted Share Units (Accelerated Vesting)(6)	420,996	420,996	600,277	600,277	600,277

Total	$1,297,559	$728,309	$1,476,840	$907,590	$1,476,840

(1)	For purposes of this table, Mr. Winstead’s compensation is assumed to be as follows: base salary equal to $569,250; annual target incentive opportunity under the Cardinal Health MIPs to be $569,250; pro rata target opportunity under Cardinal Health’s fiscal 2009-2011 long-term incentive cash program for the year ended June 30, 2009 to be $142,313; and pro rata target opportunity under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program to be $165,000. Mr. Winstead is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and RSU/restricted shares agreements Cardinal Health has entered into with him.
(2)	Upon retirement, a pro rata portion of all unvested options, RSUs and restricted shares that have been held by Mr. Winstead for at least 6 months will vest, and vested options will remain exercisable through the remaining term of the option. Additionally, Mr. Winstead would have been entitled to payments under the Cardinal Health MIPs and long-term incentive cash programs, prorated based upon the length of time that Mr. Winstead was employed during the performance period.
(3)	Since Mr. Winstead meets Cardinal Health’s definition of retirement, if he is terminated involuntarily without cause, he would have been entitled to retirement benefits under the Cardinal Health LTIP, EIP, BEIP and long-term incentive cash program.
(4)	In the event of a change in control under the Cardinal Health plans discussed above, Mr. Winstead would have been entitled to the accelerated vesting of all outstanding equity awards. A change in control of Cardinal Health without termination of employment would not have triggered additional cash payments to Mr. Winstead, other than under the long-term incentive cash program. If Mr. Winstead’s employment was terminated following a change in control, Mr. Winstead would have been entitled to receive the compensation in connection with such termination in the amounts he would otherwise have been entitled to receive for the particular termination event, as described in this table. In connection with the separation, our Board of Directors approved a change in control severance plan which provides for certain severance benefits to executives upon an involuntary termination without cause or a voluntary termination for good reason within 24 months following a change in control. Under this plan, Mr. Winstead will be eligible to receive cash severance equal to two times his annual salary and target annual bonus, plus a pro-rated MIP target payment for the current year upon such a termination, as well as continuation of medical benefits for 24 months and outplacement services. In addition, under this plan, Mr. Winstead’s equity awards would be subject to immediate vesting and option awards would continue to be exercisable.
(5)	All outstanding options have exercise prices above $30.55.
(6)	Assumes the accelerated vesting of 13,781 RSUs for termination due to retirement and “Involuntary Termination Without Cause,” and assumes 19,649 RSUs for termination due to death or disability or “Change in Control.”

The following table describes the potential compensation upon termination or a change in control for Vivek Jain, our President of the Medical Technologies and Services segment, if the event had occurred as of June 30, 2009 under the Cardinal Health plans described above.

Executive Benefits and Payments Upon Termination(1)	Involuntary Termination Without Cause(3)	Termination due to Death or Disability	Change in Control(2)
			Without Termination	With Termination Without Cause or With or Without Good Reason(3)
Compensation:
Cash Severance	$723,088	$—	$—	$723,088
FY 2009 MIP	405,000	405,000	—	405,000
Long-Term Performance Incentive:
Incentive Cash Programs	—	181,006	181,006	181,006
Stock Options (Accelerated Vesting)(4)	—	—	—	—
Restricted Share Units (Accelerated Vesting)(5)	1,119,535	1,119,535	1,119,535	1,119,535
Benefits and Perquisites:
Deferred Compensation(6)	—	5,258	5,258	5,258

Total	$2,247,623	$1,710,799	$1,305,799	$2,433,887

(1)	For purposes of this table, Mr. Jain’s compensation is assumed to be as follows: base salary equal to $450,000; annual target incentive opportunity under the Cardinal Health MIPs to be $405,000; pro rata target opportunity under Cardinal Health’s fiscal 2009-2011 long-term incentive cash program for the year ended June 30, 2009 to be $84,375; and pro rata target opportunity under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program to be $96,631. Pursuant to the Confidentiality and Business Protection Agreement that Cardinal Health entered into with Mr. Jain for a period of two years after his termination of employment, he is prohibited from soliciting, servicing or accepting on behalf of a competitor of the Cardinal Group, the business of any customer of the Cardinal Group at the time of Mr. Jain’s employment or date of termination, or any potential customer of the Cardinal Group which Mr. Jain knew to be an identified, prospective purchaser of services or products of the Cardinal Group. Mr. Jain is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and RSU agreements Cardinal Health has entered into with him.
(2)	In the event of a change in control under the Cardinal Health plans discussed above, Mr. Jain would have been entitled to the accelerated vesting of all outstanding equity awards. A change in control of Cardinal Health without termination of employment would not have triggered additional cash payments to Mr. Jain, other than under Cardinal Health’s long-term incentive cash program. If Mr. Jain’s employment was terminated following a change in control, Mr. Jain would have been entitled to receive the compensation in connection with such termination in the amounts he would otherwise have been entitled to receive for the particular termination event, as described in this table. In connection with the separation, our Board of Directors approved a change in control severance plan which provides for certain severance benefits to executives upon an involuntary termination without cause or a voluntary termination for good reason within 24 months following a change in control. Under this plan, Mr. Jain will be eligible to receive cash severance equal to two times his annual salary and target annual bonus, plus a pro-rated MIP target payment for the current year upon such a termination, as well as continuation of medical benefits for 24 months and outplacement services. In addition, under this plan, Mr. Jain’s equity awards would be subject to immediate vesting and option awards would continue to be exercisable.
(3)	Under Mr. Jain’s 2008 offer letter, Mr. Jain will be entitled to one year of his base salary and bonus if he is terminated other than for cause. The bonus will be calculated based on the average of his prior two years of bonus.
(4)	All outstanding options have exercise prices above $30.55. Mr. Jain’s offer letter provides that all unvested stock options granted under his original offer letter shall become immediately vested if he is terminated without cause before August 20, 2010. If Mr. Jain is terminated as a result of the separation between the date of his 2008 offer letter and 15 months after the separation, he will have two years from the date of the separation (or until the expiration of the options, whichever is shorter) to exercise any vested stock options.
(5)	Assumes the accelerated vesting of 36,646 RSUs. Mr. Jain’s offer letter provides that all unvested RSUs granted under his original offer letter shall be immediately vested if he is terminated without cause before August 20, 2010.
(6)	Represents the unvested balance in the Deferred Compensation Plan.

The following table describes the potential compensation upon termination or a change in control for Carol Zilm, our President of the Critical Care Technologies segment, if the event had occurred as of June 30, 2009 under the Cardinal Health plans described above.

Executive Benefits and Payments Upon Termination(1)	Involuntary Termination Without Cause	Termination due to Death or Disability	Change in Control(2)
			Without Termination	With Termination Without Cause or With or Without Good Reason
Compensation:
Cash Severance	$—	$—	$—	$—
FY 2009 MIP	311,578	311,578	—	311,578
Long-Term Performance Incentive:
Incentive Cash Programs	—	145,333	145,333	145,333
Stock Options (Accelerated Vesting)(3)	—	—	—	—
Restricted Share Units (Accelerated Vesting)(4)	—	322,791	322,791	322,791

Total	$311,578	$779,702	$468,124	$779,702

(1)	For purposes of this table, Ms. Zilm’s compensation is assumed to be as follows: base salary equal to $426,400; annual target incentive opportunity under the Cardinal Health MIPs to be $311,578; pro rata target opportunity under Cardinal Health’s fiscal 2009-2011 long-term incentive cash program for the year ended June 30, 2009 to be $68,333; and pro rata target opportunity under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program to be $77,000. Ms. Zilm is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and restricted shares agreements Cardinal Health has entered into with her.
(2)	In the event of a change in control under Cardinal Health’s plans discussed above, Ms. Zilm would have been entitled to the accelerated vesting of all outstanding equity awards. A change in control of Cardinal Health without termination of employment would not have triggered additional cash payments to Ms. Zilm, other than under Cardinal Health’s long-term incentive cash program. If Ms. Zilm’s employment was terminated following a change in control, Ms. Zilm would have been entitled to receive the compensation in connection with such termination in the amounts she would otherwise have been entitled to receive for the particular termination event, as described in this table. In connection with the separation, our Board of Directors approved a change in control severance plan which provides for certain severance benefits to executives upon an involuntary termination without cause or a voluntary termination for good reason within 24 months following a change in control. Under this plan, Ms. Zilm will be eligible to receive cash severance equal to two times her annual salary and target annual bonus, plus a pro-rated MIP target payment for the current year upon such a termination, as well as continuation of medical benefits for 24 months and outplacement services. In addition, under this plan, Ms. Zilm’s equity awards would be subject to immediate vesting and option awards would continue to be exercisable.
(3)	All outstanding options have exercise prices above $30.55.
(4)	Assumes the accelerated vesting of 10,566 RSUs.

Director Compensation

Compensation Philosophy. The Compensation Committee receives comparative market data and recommendations from its compensation consultant with regard to the structure of our non-management director compensation and the amounts paid to our non-management directors. The Compensation Committee established the relative weighting of director compensation for fiscal 2010 as 65% to be delivered in restricted stock units and 35% in cash.

Compensation Arrangements. As of June 30, 2009, we were a wholly owned subsidiary of Cardinal Health, and an officer of Cardinal Health served as our sole director. In connection with the separation, the size of our board of directors was increased to nine members, and eight non-management directors were elected to our board along with Mr. Schlotterbeck. The table below shows the elements and amount of compensation we pay to our non-management directors:

Compensation Element	Amount
Annual Retainer	$75,000
Equity Grant(1)
RSUs (initial award)	$160,000
RSUs (annual award)	$125,000
Committee Chairperson Annual Retainers:
Audit Committee	$18,000
Compensation Committee	$10,000
Governance Committee	$10,000
Presiding Director Annual Retainer	$10,000

(1)	Each new non-management director receives an equity award grant upon initially being appointed or elected to the board and an annual equity award grant thereafter. Upon election to the board, new directors receive a one-time RSU grant for a number of shares of our common stock with a value of $160,000 on the grant date. In addition, each new director receives an annual RSU grant for a number of shares of our common stock with a value of $125,000 on the grant date. Thereafter, directors receive on an annual basis RSU grants for a number of shares of our common stock with a value of $125,000 on the grant date. Director RSUs generally vest in full one year from grant.

The above cash retainer amounts are paid quarterly.

Directors may receive additional compensation for the performance of duties assigned by the board or its committees that are considered beyond the scope of the ordinary responsibilities. In connection with the separation, we made a one-time payment of $20,000 to each of our non-management directors for work performed prior to, and in preparation for the spinoff. Directors may elect to defer payment of their annual retainer into our DCP. For directors, deferred balances under the CareFusion DCP are paid upon termination from board service, death or disability. In all cases, payments generally will commence at least six months after the event triggering the payment. A director also may defer receipt of the common stock represented by an RSU which would otherwise be settled on the date of vesting until after termination from board service or until a fixed future date. Until shares are issued, the director is entitled to receive cash payments in an amount equivalent to what would be received if the shares underlying the RSU were issued to the director.

We also reimburse directors for reasonable out-of-pocket travel expenses incurred in connection with attendance at board and committee meetings and attendance at director education programs. We may reimburse directors for out-of-pocket expenses incurred by the director’s spouse in connection with spousal participation in occasional board-related activities and may “gross-up” or reimburse the director for payment of taxes related to such reimbursement.

RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Person Transactions

Our board of directors has adopted a written Related Person Transaction Policy and Procedures, which requires the approval or ratification by the Audit Committee of any transaction or series of transactions exceeding $120,000 in any calendar year, in which we are a participant and any related person has a direct or indirect material interest. Related persons include our directors, nominees for election as a director, persons controlling over 5% of our common stock and executive officers and the immediate family members of each of these individuals.

Once a transaction has been identified as requiring such approval, the Audit Committee will review all of the relevant facts and circumstances and approve or disapprove of the transaction. The Audit Committee will take into account such factors as it considers appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction and whether the transaction would be likely to impair (or create an appearance of impairing) the judgment of a director or executive officer to act in the best interests of the company.

If advance Audit Committee approval of a transaction is not feasible, the transaction will be considered for ratification at the Audit Committee’s next regularly scheduled meeting. If a transaction relates to a director, that director will not participate in the Audit Committee’s deliberations. In addition, the Audit Committee Chairman may pre-approve or ratify any related person transactions in which the aggregate amount is expected to be less than $500,000.

Related Person Transactions

Since July 1, 2005, there have been no transactions, or currently proposed transactions, in which we were or are to be a participant involving an amount exceeding $120,000, and in which any related person had or will have a direct or indirect material interest, except as described below.

Employment of Family Members.

The spouse of Mr. Winstead, our Chief Operating Officer, was employed as President, Integrated Provider Solutions of Cardinal Health until June 30, 2006. Her employment terminated pursuant to a severance agreement that, among other things, provided that she would receive severance payments until June 30, 2007 and fiscal 2006 bonus. She received payments of approximately $360,000 in fiscal 2006, $585,000 in fiscal 2007 and $6,000 in fiscal 2008.

Agreements with Cardinal Health.

For a discussion of certain agreements we entered into with Cardinal Health in connection with the separation, see “— Our Relationships with Cardinal Health”.

Our Relationships with Cardinal Health

Prior to the spinoff, we and Cardinal Health entered into certain agreements that effected the separation, provided a framework for our relationship with Cardinal Health after the separation and provided for the allocation between us and Cardinal Health of Cardinal Health’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Cardinal Health. The following is a summary of the terms of the material agreements that we entered into with Cardinal Health prior to the spinoff.

The material agreements described below are included in the exhibits to this prospectus, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements.

The Separation Agreement

The separation agreement sets forth, among other things, our agreements with Cardinal Health regarding the principal transactions that were necessary to separate us from Cardinal Health. It also sets forth other agreements that govern certain aspects of our ongoing relationship with Cardinal Health. We entered into the separation agreement on July 22, 2009.

Transfer of Assets and Assumption of Liabilities. The separation agreement identified the assets related to the businesses and operations of Cardinal Health’s clinical and medical products businesses to be transferred, the related liabilities to be assumed and the contracts to be assigned to each of us and Cardinal Health as part of the separation of Cardinal Health into two companies, provided for when and how these transfers, assumptions and assignments would occur, and specified which party would bear the various corporate costs and expenses incurred.

Future Claims. In general, each party to the separation agreement assumed liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases. Except as otherwise provided in the separation agreement or any other transaction agreements, each party released and forever discharged the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Cardinal Health. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation.

Indemnification. In addition, the separation agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Cardinal Health’s business with Cardinal Health.

Legal Matters. Each party to the separation agreement assumed the liability for, and control of, all pending and threatened legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. In the event of any third-party claims that name both companies as defendants but that do not primarily relate to either our business or Cardinal Health’s business, each party agreed to cooperate with the other party to defend against such claims.

Insurance. The separation agreement provides for the allocation among the parties of rights and obligations under insurance policies with respect to occurrences prior to the separation and sets forth procedures for the administration of insured claims. In addition, the separation agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation agreement also provides that Cardinal Health will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-separation claims, if any.

The Distribution. The separation agreement also governed the rights and obligations of the parties regarding the distribution, including our cash distribution to Cardinal Health and the distribution by Cardinal Health to its shareholders of shares or our issued and outstanding common stock. Cardinal Health also agreed to transfer all or a portion of the shares of our common stock that it retains following the separation to its creditors or debtholders no later than two years after the distribution date and/or dispose of all or a portion of such shares of our common stock in the open market, through privately negotiated transactions or otherwise, no later than five years after the distribution date.

Stockholder’s and Registration Rights Agreement

We and Cardinal Health entered into a stockholder’s and registration rights agreement pursuant to which we agreed that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. In addition, Cardinal Health agreed to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, Cardinal Health granted us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Cardinal Health to a person other than Cardinal Health, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

Transition Services Agreement

We and Cardinal Health entered into a transition services agreement in connection with the separation to provide each other, on a transitional basis, certain administrative, human resources and support services and other assistance consistent with the services provided by the parties to each other before the separation. The charges for the transition services generally are intended to allow the providing company to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services will generally be based on either a pre-determined flat fee or an allocation of the cost incurred by the company providing the service, including certain fees and expenses of third-party service providers.

The services provided under the transition services agreement will terminate at various times specified in the agreement (generally ranging from 6 to 24 months after the completion of the separation, except for certain information technology related services), but the receiving party may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Tax Matters Agreement

We and Cardinal Health entered into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.

The tax matters agreement also contains restrictions on our ability (and the ability of any member of our group) to take actions that could cause the contribution and the distribution to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of our assets or stock and the liquidation or dissolution of us and certain of our subsidiaries. These restrictions will apply for the two-year period after the distribution, unless we obtain a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes and such letter ruling or opinion, as the case may be, is reasonably acceptable to Cardinal Health. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, we will continue to remain responsible for taxes arising therefrom.

Employee Matters Agreement

We and Cardinal Health entered into an employee matters agreement that governs our compensation and employee benefit obligations with respect to our current and former employees. The employee matters agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and related matters in connection with the separation, including, among other things, the treatment of outstanding Cardinal Health equity awards and equity-based awards, annual and long-term incentive awards, deferred compensation obligations, severance arrangements, retirement plans and welfare benefit obligations.

Employee Benefits. The employee matters agreement provides that, from July 1, 2009 and following the separation, we generally will assume, retain and be liable for wages, salaries, incentive compensation and employee benefit obligations and liabilities for all employees of our business. Generally, employees of our business will continue to be employed by us following the separation. If our employees are terminated in connection with the separation, prior to, on, or within 18 months following the distribution date, such individuals may be entitled to receive certain severance payments from us.

The employee matters agreement provides that, as of July 1, 2009, our current employees ceased participating in the Cardinal Health short-term cash bonus plans. Cardinal Health will retain responsibility to fund bonuses for our current employees for the fiscal year ending June 30, 2009 under such plans. We have adopted short-term cash bonus plans for our current employees for periods beginning on or after July 1, 2009. We will be solely responsible for funding, paying and discharging any obligations under our short-term cash bonus plans.

With respect to the long-term cash incentives, the agreement provided for the termination by Cardinal Health of the Cardinal Health Long-Term Incentive Cash Programs for Fiscal Years 2008-2010 and 2009-2011 as of the distribution date and the payment of any awards thereunder to the participants, including our employees, as of the distribution date.

Equity and Equity Based Compensation Awards. The employee matters agreement provided the mechanics for the conversion and adjustment on the distribution date of equity awards (including stock options, stock appreciation rights, restricted shares, and restricted share units) granted under Cardinal Health’s equity compensation programs into awards based on Cardinal Health common shares and/or our common stock, as applicable. For purposes of the vesting of the new equity awards, continued employment or service with Cardinal Health or with us was treated as continued employment for purposes of both Cardinal Health’s and our equity awards.

Each Cardinal Health stock option granted on or prior to September 26, 2007 was converted into an adjusted Cardinal Health stock option and a CareFusion stock option. The exercise prices of the CareFusion stock option and the adjusted Cardinal Health stock option and the number of shares subject to each such stock option reflected a mechanism that was intended to preserve the intrinsic value of the original Cardinal Health stock option. A Cardinal Health stock option granted after September 26, 2007 to current or former employees of the Cardinal Health business or to directors of Cardinal Health will continue to be exercisable only for Cardinal Health common shares and was adjusted in a manner intended to preserve the intrinsic value of such stock option. A Cardinal Health stock option granted after September 26, 2007 to our employees or directors was replaced with a CareFusion stock option, subject to an adjustment mechanism intended to preserve the intrinsic value of such stock option. The resulting Cardinal Health stock options and CareFusion stock options are subject to substantially the same terms, vesting conditions and other restrictions, if any, that were applicable to the Cardinal Health stock option immediately prior to the distribution.

A holder of Cardinal Health restricted shares granted on or prior to September 26, 2007 received 0.5 restricted shares of our common stock in respect of each of such holder’s Cardinal Health restricted shares. The underlying Cardinal Health restricted shares will remain outstanding and unadjusted. Cardinal Health restricted shares granted after September 26, 2007 to current or former employees of the Cardinal Health business were cancelled and replaced as of the distribution date with newly issued Cardinal Health restricted shares. Such newly issued Cardinal Health restricted shares were determined in a manner that is intended to preserve the fair market value of the cancelled awards and the holders of such Cardinal Health restricted shares received none of our common stock with respect to such restricted shares. Cardinal Health restricted shares granted after September 26, 2007 to our employees were cancelled and replaced as of the distribution date with restricted shares of our common stock in a manner that is intended to preserve the fair market value of the cancelled awards. The Cardinal Health restricted shares and the CareFusion restricted shares are subject to substantially the same terms (including entitlement to any cash dividends, accrued but unpaid at the distribution date), vesting conditions and other restrictions, if any, that were applicable to the cancelled Cardinal Health restricted shares.

Following the separation, if any Cardinal Health restricted shares that are held by one of our employees fail to become vested, such Cardinal Health restricted shares will be forfeited to Cardinal Health and if any CareFusion restricted shares that are held by an employee of the Cardinal Health business fail to become vested, such CareFusion restricted shares will be forfeited to us.

A holder of Cardinal Health restricted share units granted prior to September 26, 2007 or granted in connection with the announcement of plans for the separation, or issued in exchange for an option initially granted prior to September 26, 2007, received, in connection with the separation, CareFusion restricted stock units representing the right to receive 0.5 shares of our common stock for each Cardinal Health common share subject to the award. The underlying Cardinal Health restricted share units will remain in effect unadjusted. An employee of the Cardinal Health business or a director of Cardinal Health who holds Cardinal Health restricted share units, other than those described in the first sentence of this paragraph, did not receive any CareFusion restricted stock units in connection with the separation, but such Cardinal Health restricted share units were adjusted in a manner intended to preserve the fair market value of such awards. Cardinal Health restricted share units, other than those described in the first sentence of this paragraph, granted to our employees or our directors were replaced with a number of CareFusion restricted stock units intended to preserve the fair market value of the awards. The adjusted Cardinal Health restricted share units or the replacement CareFusion restricted stock units that a holder received in connection with the distribution are subject to substantially the same terms (including entitlement to any cash dividend equivalents, accrued but unpaid at the distribution date), vesting conditions and other restrictions, if any, that were applicable to the Cardinal Health restricted share units prior to the distribution.

Intellectual Property Agreements

We entered into a master intellectual property license agreement with Cardinal Health pursuant to which each party granted a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license under the intellectual property and technology owned by it as a result of the separation (other than the intellectual property and technology licensed under the agreements described below) to the other for use in the conduct of the other’s business as of the separation. Each party will own any improvements it makes to the other’s intellectual property and technology and any such improvements made during the one year period following the separation will be licensed to the other under the licenses described above. Neither party will be able to grant sublicenses except to such party’s consultants and contractors performing services for such party and, with respect to software, to end users and customers of such party’s products and services. The initial term of the master intellectual property license agreement will continue for 10 years, after which the agreement will automatically renew for successive renewal terms of 10 years each. The master intellectual property license agreement may only be terminated upon the mutual agreement of the parties.

We entered into a transitional trademark license agreement pursuant to which Cardinal Health and Cardinal Health Technologies granted us a royalty-free, worldwide, non-exclusive, non-transferable, fully paid-uplicense to use certain of their trademarks, trade names and service marks used in our business as of the separation, or licensed marks, or to allow us sufficient time to (a) rebrand and phase out of use of the licensed marks and (b) transfer or change any product registrations or regulatory approvals (or applications for either of the foregoing) that are under the name of Cardinal Health or any of its affiliates to our new corporate name. We will not be able to grant sublicenses of the licensed marks, except to our distributors in connection with their distribution of certain of our products and services. We will be required to cease all use of the licensed marks within 18 months after the effective date of the transitional trademark license agreement, except that, in certain specified situations that may require a longer phase out period, we will have up to three years to cease using the licensed marks. Cardinal Health and Cardinal Health Technologies will be able to terminate the transitional trademark license agreement in the event of an uncured material breach of the agreement by us or if we commence, or have commenced against us, proceedings under bankruptcy or similar laws, make a general assignment for the benefit of creditors or completely cease our operations, liquidate or dissolve.

Commercial Agreements

License Agreements. Cardinal Health also granted us a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license to certain design specifications and to any patent issued to Cardinal Health under its current patent application for its remote pharmacy order processing system for use by us in our PyxisConnect product line. The term of this agreement will continue until the expiration of any patent issued under Cardinal Health’s current patent application, but the license to the design specifications will continue after such termination. Neither party has the right to terminate this agreement.

In addition, Cardinal Health granted us an exclusive license, under certain patents and trademarks, to make (worldwide) and sell (outside of North America and Puerto Rico or any country where Cardinal Health has a distribution relationship with a third party with respect to certain of its medical products) certain medical products under specified brands for a period of two years. Cardinal Health also granted us a non-exclusive license, under such patents and trademarks and for a period of two years, to make and sell such medical products in other countries where Cardinal Health has a non-exclusive distribution relationship with a third party with respect to such products. The parties may negotiate to extend the term of this agreement. Either party may terminate this agreement in the event of an uncured material breach of this agreement by the other. Cardinal Health may also terminate this agreement if we do not display at least one of the licensed trademarks on at least 90% of our single sterile non-woven products.

Distribution/Supply Agreements. Cardinal Health agreed to provide or distribute products (and related services), on both an exclusive and non-exclusive basis, under various distribution/supply agreements with us and vice versa, pursuant to which one party will supply certain products to the other party for distribution by the other party in certain geographic locations (both domestic and international) or for use by the other party as a component of its own products. These agreements cover a range of products, such as gloves, fluid management products, respiratory supplies, skin prep products, infusion consumable and disposables and surgical instruments, products for use in Presource custom and standard procedure kits and drapes. These agreements have terms ranging from 12 months to five years and payments thereunder will be determined at arm’s length based on fair market value.

Miscellaneous Agreements. We entered into various agreements with Cardinal Health for certain specified services relating to (a) the development by us of barcode scanning for pre-filled syringes being developed by Cardinal Health for use in connection with infusion pumps; (b) the provision of gamma sterilization services and warehouse and logistic services by Cardinal Health to us; (c) the manufacture, packaging and provision of related services by Cardinal Health with respect to various surgical procedure kits using our products; (d) referral by Cardinal Health of our products to its customers; and (e) service and ongoing service maintenance for the CardinalASSIST and Valuelink programs owned by Cardinal Health and used by us in our dispensing business. These agreements have terms ranging from 12 months to three years, and payments will be determined at arm’s length based on fair market value.

Director Independence

Our board of directors has established categorical standards to assist it in making its determination of director independence. As embodied in our Corporate Governance Guidelines, under standards that the board has adopted to assist it in assessing independence, the board defines an “independent director” to be a director who:

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is not and has not been during the last three years an employee of, and whose immediate family member is not and has not been during the last three years an executive officer of, the company (provided, however, that, in accordance with NYSE listing standards, service as an interim executive officer, by itself, does not disqualify a director from being considered independent under this test following the conclusion of that service);

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has not received, and whose immediate family member has not received other than for service as an employee (who is not an executive officer), more than $120,000 in direct compensation from the company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), in any 12-month period during the last three years (provided however, that, in accordance with NYSE listing standards, compensation received by a director for former service as an interim executive officer need not be considered in determining independence under this test);

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(a) is not a current partner or employee of a firm that is our internal or external auditor; (b) does not have an immediate family member who is a current partner of our internal or external auditor; and (c) is not and was not during the last three years, and whose immediate family member is not and was not during the last three years, a partner or employee of our internal or external auditor who personally worked on our audit within that time;

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is not and has not been during the last three years employed, and whose immediate family member is not and has not been during the last three years employed, as an executive officer of another company during a time when any of our present executive officers serve on that other company’s compensation committee;

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is not, and whose immediate family member is not, serving as a paid consultant or advisor to the company or to any of our executive officers, or a party to a personal services contract with the company or with any of our executive officers;

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is not a current employee of, and whose immediate family member is not a current executive officer of, a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues;

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is not, and whose immediate family member is not, an executive officer of a non-profit or other tax-exempt organization to which we have made contributions during the past three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of the organization’s consolidated gross revenues (amounts that we contribute under matching gift programs are not included in the contributions calculated for purposes of this standard); and

•	has no other material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

Our board of directors assesses on a regular basis, and at least annually, the independence of our directors and, based on the recommendation of the Nominating and Governance Committee, makes a determination as to which members are independent. References to “us”, “we” or “the company” above would include any subsidiary in a consolidated group with CareFusion Corporation. The terms “immediate family member” and “executive officer” above are expected to have the same meaning specified for such terms in the NYSE listing standards.

The Board has determined that each of Messrs. Francis, Friel, Losh, Lucier, O’Halleran and Wayman and Drs. Kosecoff and Miller is independent under the listing standards of the NYSE and our Corporate Governance Guidelines.

Business Relationships with Entities Related to a Director.

In determining whether the directors listed above are independent, the Nominating and Governance Committee and our board of directors considered transactions, relationships and arrangements between Cardinal Health and/or CareFusion Corporation and entities affiliated with each of the directors. The board of directors determined that these transactions, relationships and arrangements complied with the categorical standards listed above and that none conflict with the interests of the company or would impair the relevant director’s independence or judgment.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer; Registration Rights

We sold the unregistered notes to Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities LLC, as representatives of the initial purchasers, pursuant to a purchase agreement dated July 14, 2009. The initial purchasers resold the unregistered notes in reliance on Rule 144A under the Securities Act. In connection with the sale of the unregistered notes, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to:

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to the extent not prohibited by any applicable law or applicable interpretations of the staff of the SEC, file with the SEC a registration statement relating to the exchange offer under the Securities Act on or prior to 366 days after the date that the unregistered notes were issued (the “filing deadline”);

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commence the exchange offer upon the effectiveness of the exchange offer registration statement and use its commercially reasonable best efforts to cause the exchange offer registration statement to be effective continuously and shall keep the exchange offer open for a period of not less than the minimum period required under applicable federal and state securities laws to consummate the exchange offer; and

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use commercially reasonable best efforts to cause the exchange offer to be consummated on the earliest practicable date after the exchange offer registration statement has become effective, but in no event later than 180 days after the filing deadline.

If you participate in the exchange offer, you will, with limited exceptions, receive exchange notes that are freely tradable and not subject to restrictions on transfer. You should read the information in this prospectus under the heading “— Resale of Exchange Notes” for more information relating to your ability to transfer exchange notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of unregistered notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, you will not have any further registration rights. In that case, your unregistered notes may continue to be subject to restrictions on transfer under the Securities Act.

Shelf Registration

In the registration rights agreement, we agreed to file a shelf registration statement in certain circumstances, including if:

•	we determine upon advice of counsel that we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

•	the exchange offer is not consummated within 180 days after the filing deadline; or

•	with respect to any holder

•	such holder is prohibited by applicable law or SEC policy from participating in the Exchange Offer, or

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such Holder may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder, or

•	such holder is a broker-dealer and holds notes acquired directly from the Company or one of its affiliates.

If a shelf registration statement is required, we will use our commercially reasonable best efforts to:

•	file the shelf registration statement with the SEC on or prior to 90 days after such filing obligation arises;

•	cause the shelf registration statement to be declared effective by the SEC on or prior to 90 days after the filing of such shelf registration statement; and

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keep such shelf registration statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of notes by the holders, and to ensure that it conforms in all material respects with the requirements of the registration rights agreement, the Securities Act and the policies, rules and regulations of the SEC as announced from time to time, for a period of at least one year following the effective date of such shelf registration statement (or shorter period that will terminate when all the notes covered by such shelf registration statement cease to be subject to any transfer restrictions).

The shelf registration statement will permit only certain holders to resell their unregistered notes from time to time. In particular, we may require, as a condition to including a holder’s unregistered notes in the shelf registration statement, such holder to furnish to us information regarding itself and the proposed disposition by it of its notes as we may from time to time reasonably request in writing.

If we are required to file a shelf registration statement, we will provide to each holder of unregistered notes that are covered by the shelf registration statement copies of the prospectus that is a part of the shelf registration statement and notify each such holder when the shelf registration statement becomes effective. A holder who sells unregistered notes pursuant to the shelf registration statement will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. Such holder will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including the applicable indemnification obligations).

Additional Interest

If (i) we fail to file any registration statement on or before the date specified for such filing pursuant to the registration rights agreement; (ii) any shelf registration statement required to be filed is not declared effective by the SEC on or prior to the date specified for such effectiveness; (iii) the exchange offer has not been consummated by the end of the 180th day after the filing deadline or (iv) any shelf registration statement required by the registration rights agreement is filed and declared effective but shall cease to be effective or fail to be usable for its intended purpose without being succeeded immediately by a post-effective amendment to such registration statement that cures such failure and that is itself immediately declared effective, we will be required to pay additional interest to each holder of unregistered notes. During the first 90-day period immediately after the first registration default occurs, we will pay additional interest equal to 0.25% per annum, which will increase by an additional 0.25% per annum during each subsequent 90-day period until all registration defaults are cured, up to a maximum of 1.00% per annum. Such additional interest will accrue only for those days that a registration default occurs and is continuing. Following the cure of all registration defaults, no more additional interest will accrue and the interest rate will revert to the rate otherwise payable under the terms of the notes.

The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The exchange notes will not have rights to additional interest as set forth above, upon the consummation of the exchange offer. The above summary of the registration rights agreement is not complete and is subject to, and qualified by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement is an exhibit to the registration statement that includes this prospectus.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of unregistered notes. You may tender some or all of your unregistered notes only in minimum denominations of $2,000 and larger integral multiples of $1,000. As of the date of this prospectus, $1,400,000,000 aggregate principal amount of the unregistered notes are outstanding.

The terms of the exchange notes to be issued are substantially similar to the unregistered notes, except that the offering of the exchange notes will have been registered under the Securities Act and, therefore, the certificates for the exchange notes will not bear legends restricting their transfer. In addition, the exchange notes will not have registration rights and will not have rights to additional interest. The exchange notes will not be subject to the special mandatory redemption feature of the unregistered notes, because we consummated our separation from Cardinal Health on August 31, 2009. The exchange notes will be issued under and be entitled to the benefits of the indenture pursuant to which the unregistered notes were issued.

In connection with the issuance of the unregistered notes, we arranged for the unregistered notes to be issued and transferable in book-entry form through the facilities of DTC. The exchange notes will also be issuable and transferable in book-entry form through DTC.

There will be no fixed record date for determining the eligible holders of the unregistered notes that are entitled to participate in the exchange offer. We will be deemed to have accepted for exchange validly tendered unregistered notes when and if we have given oral (promptly confirmed in writing) or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of unregistered notes for the purpose of receiving exchange notes from us and delivering them to such holders.

If any tendered unregistered notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events described herein, certificates for any such unaccepted unregistered notes will be returned, without expenses, to the tendering holder thereof as promptly as practicable after the expiration of the exchange offer.

Holders of unregistered notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of unregistered notes for exchange notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. It is important that you read the section “Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Any unregistered notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest and may be subject to restrictions on transfer under the Securities Act. We will not have any obligation to register the offer or sale of such unregistered notes under the Securities Act. Holders wishing to transfer unregistered notes would have to rely on exemptions from the registration requirements of the Securities Act.

Conditions of the Exchange Offer

You must tender your unregistered notes in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any unregistered notes, and may amend or terminate the exchange offer if:

•	the exchange offer, or the making of any exchange by a holder of unregistered notes, violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; and

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any law, rule or regulation or applicable interpretations of the staff of the SEC have been issued or promulgated, which, in our good faith determination, does not permit us to effect the exchange offer.

Expiration Date; Extensions; Amendment; Termination

The exchange offer will expire 5:00 p.m., New York City time, on February 4, 2010, unless we, in our sole discretion, extend it. In the case of any extension, we will notify the exchange agent orally (promptly confirmed in writing) or in writing of any extension. We will also notify the registered holders of unregistered notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

To the extent we are legally permitted to do so, we expressly reserve the right, in our sole discretion, to:

•	delay accepting any unregistered senior note;

•	waive any condition of the exchange offer; and

•	amend the terms of the exchange offer in any manner.

We will give oral or written notice of any non-acceptance or amendment to the registered holders of the unregistered notes as promptly as practicable. If we consider an amendment to the exchange offer to be material, we will promptly inform the registered holders of unregistered notes of such amendment in a reasonable manner.

If we determine, in our sole discretion, that any of the events or conditions described in “— Conditions of the Exchange Offer” has occurred, we may terminate the exchange offer. We may:

•	refuse to accept any unregistered notes and return to the holders any unregistered notes that have been tendered;

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extend the exchange offer and retain all unregistered notes tendered prior to the expiration of the exchange offer, subject to the rights of the holders to withdraw their tendered unregistered notes; or

•	waive the condition with respect to the exchange offer and accept all properly tendered unregistered notes that have not been withdrawn.

If any such waiver constitutes a material change in the exchange offer, we will disclose the change by means of a supplement to this prospectus that will be distributed to each registered holder of unregistered notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the unregistered notes, if the exchange offer would otherwise expire during that period.

Any determination by us concerning the events described above will be final and binding upon the parties. Without limiting the manner by which we may choose to make public announcements of any extension, delay in acceptance, amendment or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the Exchange Notes

The unregistered notes accrue interest from and including July 21, 2009. The first interest payment on the exchange notes will be made on February 1, 2010. We will pay interest on the exchange notes semi-annually on February 1 and August 1 of each year, commencing February 1, 2010. Holders of unregistered notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest accrued from the date of the last interest payment date that was made in respect of the unregistered notes until the date of the issuance of the exchange notes. Consequently, holders of exchange notes will receive the same interest payments that they would have received had they not accepted the exchange offer.

Resale of Exchange Notes

Based upon existing interpretations of the staff of the SEC set forth in several no-action letters issued to third parties unrelated to us, we believe that the exchange notes issued pursuant to the exchange offer for the unregistered notes may be offered for resale, resold and otherwise transferred by you without complying with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to engage in, the distribution of the unregistered notes or exchange notes;

•

you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any of our “affiliates” to distribute the exchange notes;

•

if you are a broker dealer, and you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, you will deliver a prospectus meeting the requirements of the Securities Act (for which purposes, the delivery of the prospectus, as the same may be hereafter supplemented or amended, shall be sufficient) in connection with any resale of exchange notes received in the exchange offer; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

If you wish to participate in the exchange offer, you will be required to make these representations to us in the letter of transmittal. If our belief is inaccurate and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration under the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

In addition, if you are a broker-dealer and you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. The prospectus, as it may be amended or supplemented from time to time, may be used by any broker-dealers in connection with resales of exchange notes received in exchange for unregistered notes. We have agreed to use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, remain effective for a period ending on the earlier of (i) 180 days from the date on which this registration statement is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.

Upon consummation of the exchange offer, the exchange notes will have different CUSIP and ISIN numbers from the unregistered notes.

Procedures for Tendering

The term “holder” with respect to the exchange offer means any person in whose name unregistered notes are registered on our agent’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose unregistered notes are held of record by DTC who desires to deliver such unregistered notes by book-entry transfer at DTC.

Except in limited circumstances, only a DTC participant listed on a DTC notes position listing with respect to the unregistered notes may tender its unregistered notes in the exchange offer. To tender unregistered notes in the exchange offer:

•	holders of unregistered notes that are DTC participants may follow the procedures for book-entry transfer as provided for below under “— Book-Entry Transfer” and in the letter of transmittal.

In addition:

•	the exchange agent must receive any corresponding certificate or certificates representing unregistered notes along with the letter of transmittal; or

•

the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of unregistered notes into the exchange agent’s account at DTC according to standard operating procedures for electronic tenders described below and a properly transmitted agent’s message described below.

The tender by a holder of unregistered notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the unregistered notes held by a holder of unregistered notes are tendered, a tendering holder should fill in the amount of unregistered notes being tendered in the specified box on the letter of transmittal. The entire amount of unregistered notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of unregistered notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under “— Book Entry Transfer,” to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery prior to the expiration of the exchange offer. No letter of transmittal or unregistered notes should be sent to us but must instead be delivered to the exchange agent. Delivery of documents to DTC in accordance with their procedures will not constitute delivery to the exchange agent.

If you are a beneficial owner of unregistered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your unregistered notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your unregistered notes, either:

•	make appropriate arrangements to register ownership of the unregistered notes in your name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and might not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal as described in “— Withdrawal of Tenders” below, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the unregistered notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any unregistered notes listed therein, the unregistered notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the unregistered notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the unregistered notes. If the letter of transmittal or any unregistered notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine in our sole discretion all the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered unregistered notes. Our determinations will be final and binding. We reserve the absolute right to reject any and all unregistered notes not validly tendered or any unregistered notes the acceptance of which would, in the opinion of our counsel, be unlawful. We reserve the absolute right to waive any irregularities or conditions of tender as to particular unregistered notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we will determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of unregistered notes nor shall any of them incur any liability for failure to give such notification. Tenders of unregistered notes will not be deemed to have been made until such irregularities have been cured or waived. Any unregistered notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such unregistered notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

In addition, we reserve the right in our sole discretion to (1) purchase or make offers for any unregistered notes that remain outstanding subsequent to the expiration date, and (2) to the extent permitted by applicable law, purchase unregistered notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this document to establish an account with respect to the unregistered notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of unregistered notes by causing DTC to transfer such unregistered notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for such transfer. The exchange for tendered unregistered notes will only be made after a timely confirmation of a book-entry transfer of the unregistered notes into the exchange agent’s account at DTC, and timely receipt by the exchange agent of an agent’s message.

The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant tendering unregistered notes and that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and we may enforce such agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the appropriate letter of transmittal and described above are true and correct.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of unregistered notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on February 4, 2010, the expiration date of the exchange offer.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which may be by facsimile transmission or letter, at the address set forth below under “Exchange Agent”; or

•	for DTC participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC.

Any notice of withdrawal must:

•	specify the name of the person who tendered the unregistered notes to be withdrawn;

•	identify the unregistered notes to be withdrawn, including the certificate number or numbers and principal amount to be withdrawn;

•	be signed by the person who tendered the unregistered notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the unregistered notes are to be re-registered, if different from that of the withdrawing holder.

If unregistered notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn unregistered notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices, and our determination shall be final and binding on all parties. Any unregistered notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect thereto unless the unregistered notes so withdrawn are validly re-tendered. Properly withdrawn unregistered notes may be re-tendered by following the procedures described above under “Procedures for Tendering” at any time prior to the expiration date.

Consequences of Failure to Exchange

If you do not tender your unregistered notes to be exchanged in this exchange offer, they will remain “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act.

Accordingly, they:

•	may be resold only if (1) registered pursuant to the Securities Act, (2) an exemption from registration is available or (3) neither registration nor an exemption is required by law; and

•	shall continue to bear a legend restricting transfer in the absence of registration or an exemption therefrom.

As a result of the restrictions on transfer of the unregistered notes, as well as the availability of the exchange notes, the unregistered notes are likely to be much less liquid than before the exchange offer.

Exchange Agent

Deutsche Bank Trust Company Americas has been appointed as the exchange agent for the exchange of the unregistered notes. Questions and requests for assistance relating to the exchange of the unregistered notes should be directed to the exchange agent addressed as follows:

By Mail:

DB Services Tennessee, Inc.

Reorganization Unit

P.O. Box 305050

Nashville, TN 37230

By Overnight Mail or Courier:

DB Services Tennessee, Inc.

Trust and Securities Services

Reorganization Unit

648 Grassmere Park Road

Nashville, TN 37211

By Facsimile (for Eligible Institutions Only):

(615) 866-3889

For Information or Confirmation by Telephone:

(800) 735-7777

Fees and Expenses

We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person or by telephone.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its related reasonable out-of-pocket expenses and accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the unregistered notes and in handling or forwarding tenders for exchange.

We will pay all transfer taxes, if any, applicable to the exchange of unregistered notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing exchange notes or unregistered notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered;

•	tendered notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of unregistered notes under the exchange offer.

If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the unregistered notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. The exchange offer costs will be amortized as part of deferred financing costs over the life of the notes.

DESCRIPTION OF THE EXCHANGE NOTES

General

The $250 million of 4.125% exchange notes due 2012 (the “2012 exchange notes”), the $450 million of 5.125% exchange notes due 2014 (the “2014 exchange Notes”) and $700 million of 6.375% exchange notes due 2019 (the “2019 exchange notes”, and together with the 2012 exchange notes and the 2014 exchange notes, the “exchange notes”) will be issued under an indenture, dated as of July 21, 2009 among the Company, as issuer, and Deutsche Bank Trust Company Americas, as trustee (the “indenture”). The term “notes” refers collectively to the exchange notes and the outstanding notes.

The summary herein of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including definitions therein of certain terms. Certain terms used in this summary are defined under the subheading “— Definitions.”

Without the consent of the holders of the notes, at any time and from time to time the Company will have the ability under the indenture to issue further notes having identical terms and conditions as the notes of any series offered hereby (subject to certain exceptions), and may issue additional notes in one or more additional series under the indenture. See “— Further Issuances” below. The Company will issue notes only in fully registered form without coupons, in minimum denominations of $2,000 and larger integral multiples of $1,000.

Brief Description of the Exchange Notes

The exchange notes are general unsecured senior obligations of the Company.

Maturity, Interest and Principal

The 2012 exchange notes will mature on August 1, 2012, the 2014 exchange notes will mature on August 1, 2014, and the 2019 exchange notes will mature on August 1, 2019. Interest on the 2012 exchange notes will initially accrue at a rate of 4.125% per annum, interest on the 2014 exchange notes will initially accrue at a rate of 5.125% per annum and interest on the 2019 exchange notes will initially accrue at a rate of 6.375% per annum. In each case, interest will be payable semi-annually in arrears on February 1 and August 1 of each year and on the maturity date (each, an “interest payment date”), commencing February 1, 2010, to the persons in whose names the exchange notes are registered at the close of business on January 15 and July 15, as the case may be (in each case, whether or not a business day) immediately preceding the related interest payment date; provided, however, that interest payable on the maturity date shall be payable to the person to whom the principal of such exchange notes shall be payable.

Interest on the exchange notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Interest payable on any interest payment date or the maturity date shall be the amount of interest accrued from, and including, the next preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the issue date, if no interest has been paid or duly provided for with respect to the exchange notes) to, but excluding, such interest payment date or maturity date, as the case may be. If any interest payment date or the maturity date falls on a day that is not a business day, the interest payment and, if the maturity date, the payment of principal will be made on the next succeeding day that is a business day as if it were made on the date such payment was due, and no interest on such payment shall accrue for the period from and after the scheduled interest payment date or maturity date to the next succeeding business day. By “business day” we mean a weekday which is not a day when banking institutions in the place of payment are authorized or required by law or regulation to be closed. Principal of, premium, if any, and interest on the exchange notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, may be made by check mailed to the holders of the exchange notes at their respective addresses set forth in the register of holders; provided that all payments of principal, premium, if any, and interest with respect to the exchange notes represented by one or more global notes registered in the name of The Depository Trust Company (“DTC”) or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof. Until otherwise designated by the Company, the Company’s office or agency will be the office of the Trustee maintained for such purpose.

Ranking

The notes will be senior unsecured obligations of the Company and will rank equally in right of payment with all existing and future senior unsecured obligations of the Company. The notes will effectively rank junior to all existing and future secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness.

The notes will be structurally subordinated to all existing and future Indebtedness and other liabilities of the Company’s Subsidiaries, including trade payables and the guarantees by certain of the Company’s Subsidiaries of the Company’s revolving credit facilities. As of September 30, 2009 the Company’s Subsidiaries had approximately $4 million of capital leases, a portion of which are secured obligations. In the event of bankruptcy, liquidation or reorganization of any of the Company’s Subsidiaries, the Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company.

The 2012 notes, 2014 notes and 2019 notes are each separate series of notes under the indenture. As a result, holders of each series of notes will have separate rights to, among other things, give notice of defaults or to direct the Trustee to exercise remedies during an event of default or otherwise.

Offer to Repurchase Upon Change of Control Repurchase Event

If a “Change of Control Repurchase Event” occurs, unless the Company has exercised its right to redeem the notes as described below under “— Optional Redemption”, the Company will make an offer (the “Change of Control Offer”) to each holder of outstanding notes to repurchase all or any part (equal to $2,000 integral multiples of $1,000 in excess thereof) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest (the “Change of Control Payment”) on the notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, the Company will provide a notice to each holder, with a copy to the Trustee, with the following information:

(1)	that a Change of Control Offer is being made pursuant to the covenant entitled “Offer to Repurchase Upon Change of Control Repurchase Event,” and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Company;

(2)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is provided, other than as may be required by law (the “Change of Control Payment Date”);

(3)	that any note not properly tendered will remain outstanding and continue to accrue interest;

(4)	that unless the Company defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5)	that holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender such notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(6)	that holders will be entitled to withdraw their tendered notes and their election to require the Company to purchase such notes; provided that the paying agent receives, not later than the close of business on the fifth business day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the holder of the notes, the principal amount of notes tendered for purchase, and a statement that such holder is withdrawing its tendered notes and its election to have such notes purchased;

(7)	that the holders whose notes are being repurchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; and

(8)	the other instructions, as determined by the Company, consistent with the covenant described hereunder, that a holder must follow.

The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Offer being consummated on or prior to the Change of Control Payment Date.

The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations under the Exchange Act to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail or wire transfer, in accordance with the instructions given to us by the holders of the notes, to each holder of notes properly tendered the purchase price for the notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade (defined below) by at least two of the three Rating Agencies (defined below) on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the rating agencies).

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Company or, one of its Subsidiaries; or (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Voting Stock (defined below) of the Company or any direct or indirect parent company holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) (A) the Company becomes a wholly owned Subsidiary of a holding company; and (B) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction; and (ii) pursuant to a transaction in which shares of the Company’s Voting Stock outstanding immediately prior to the transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction; or (iii) the “person” referenced in clause (1) or (2) of the preceding sentence previously acquired assets of the Company and its Subsidiaries or became the beneficial owner of the Company’s Voting Stock, in either case so as to have constituted a Change of Control in respect of which a Change of Control Offer was made (or otherwise would have required a Change of Control Offer in the absence of the waiver of such requirement by the holders of the notes).

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Fitch,” “Moody’s” and “S&P” mean Fitch Inc., a subsidiary of Finalac, S.A., Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., respectively or any respective successor thereto.

“Investment Grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch), Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); or the equivalent Investment Grade credit rating from any additional Rating Agency (defined below) or rating agencies selected by us.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by the Company (as certified by a resolution of our board of directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Optional Redemption

The notes will be redeemable, in whole or, from time to time, in part, at the option of the Company at any time, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed, or

•

as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 45 basis points in the case of the 2012 notes, 45 basis points in the case of the 2014 notes and 50 basis points in the case of the 2019 notes, plus, in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining terms of such notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date,

(i) the average of five or more Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations; or

(ii) if the Quotation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all of those quotations received.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Reference Treasury Dealer” means any primary treasury dealer as from time to time selected by the Company.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time on the third business day preceding such redemption date.

Notice to holders of notes to be redeemed will be delivered by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

No Other Mandatory Redemption

The Company will not be required to make any mandatory redemption or sinking fund payments with respect to any series of the notes. The Company may at any time and from time to time purchase notes in the open market or otherwise.

Further Issuances

The Company may from time to time, without notice to or the consent of the holders of the notes of any series, create and issue additional notes of any series offered hereby, having the same terms as, and ranking equally and ratably with, the notes of such series in all respects (except with respect to the issue date and, if applicable, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes). These additional notes will be consolidated into and form a single series with, and will have the same terms as to redemption, waivers, amendments or otherwise as the notes of the series of which they are in addition to. The notes of each series issued by the Company and any additional notes of such series subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase. However, unless the reopening rules under the Treasury regulations promulgated under Section 1275 of the Internal Revenue Code of 1986, as amended (the “Code”), apply, such additional notes may not be fungible with the Notes for U.S. federal income tax purposes. Unless the context requires otherwise, references to notes of each series for all purposes of the indenture and this “Description of the Exchange Notes” include any additional notes of such series that are actually issued.

Certain Covenants

The following is a summary of the material covenants contained in the indenture.

Limitation on Liens

So long as any of the notes remain outstanding, the Company will not, and it will not permit any Consolidated Subsidiary to, create or assume any Indebtedness for borrowed money that is secured by a mortgage, pledge, security interest or lien (the “Liens”) of or upon Principal Property of the Company or any Consolidated Subsidiary, whether now owned or hereafter acquired, or any shares of stock or debt of any Consolidated Subsidiary, without equally and ratably securing the notes by a lien ranking ratably with and equal to such secured Indebtedness. The foregoing restriction does not apply to:

(a) Liens existing on the date of the indenture;

(b) Liens on any assets of any person existing at the time it becomes a Consolidated Subsidiary, provided that such Lien was not created in contemplation of such person becoming a Consolidated Subsidiary;

(c) Liens on any assets existing at the time the Company or a Consolidated Subsidiary acquires such assets, or to secure the payment of the purchase price for such assets, or to secure Indebtedness incurred or guaranteed by the Company or a Consolidated Subsidiary for the purpose of financing the purchase price of such assets (incurred or guaranteed prior to or within 180 after such acquisition), or, in the case of real property, construction or improvements thereon, provided that the Lien shall not apply to any assets theretofore owned by the Company or a Consolidated Subsidiary other than in the case of any such construction or improvements, any real property on which the construction or improvement is located;

(d) Liens securing Indebtedness owed by any Consolidated Subsidiary to the Company or to another Consolidated Subsidiary;

(e) Liens on any assets of the Company or a Consolidated Subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country, or political subdivision thereof, to secure certain partial, progress, advance or other payments pursuant to any contract, statute, treaty or regulation;

(f) Liens for certain taxes or assessments, landlord’s Liens and Liens and charges incidental to the conduct of our business, or our ownership of our assets which were not incurred in connection with the borrowing of money and which do not, in the Company’s opinion, materially impair our use of such assets in our operations or the value of the assets for its purposes;

(g) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operations of the business of such person;

(h) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Consolidated Subsidiaries;

(i) Liens in favor of the Company; or

(j) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any Lien referred to above.

Notwithstanding the foregoing restrictions, we may create or assume any Indebtedness for borrowed money which is secured by a Lien, without securing the notes, provided that at the time of such creation or assumption, and immediately after giving effect thereto, the Exempted Debt then outstanding at such time does not exceed the greater of $500.0 million or 15% of Consolidated Net Worth.

Limitation on Sale and Lease-back Transactions

Sale and lease-back transactions (except those transactions involving leases for less than three years) by the Company or any Consolidated Subsidiary of Principal Property are prohibited unless:

•

the Company or the Consolidated Subsidiary would be entitled to incur Indebtedness for borrowed money secured by a Lien on the Principal Property to be leased in an amount at least equal to the Attributable Debt with respect to such transaction without equally and ratably securing the notes;

•

the proceeds of the sale of the Principal Property to be leased are at least equal to their fair value as determined by the Company’s board of directors and the proceeds are applied within 90 days of the date of such transaction to the purchase or acquisition (or, in the case of real property, the construction) of assets or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or redemption provision) of any Indebtedness;

•	such transaction was entered into prior to the date of the indenture;

•	such transaction was for the sale and leasing back to the Company by any one of its Consolidated Subsidiaries or between Consolidated Subsidiaries; or

•

such transaction occurs within six months from the date of acquisition of the subject Principal Property or the date of the completion of construction or commencement of full operations of such Principal Property, whichever is later.

The foregoing limitation will not apply if at the time the Company or any Consolidated Subsidiary enters into such sale and lease-back transaction, and immediately after giving effect thereto, Exempted Debt does not exceed the greater of $500.0 million or 15% of Consolidated Net Worth.

Merger, Consolidation, Sale, Lease or Conveyance

The Company will not merge or consolidate with any other corporation and will not sell, lease or convey all or substantially all its assets to any person, unless:

•	the Company will be the continuing corporation; or

•

(a) the successor corporation or person that acquires all or substantially all of the Company’s assets is a corporation, partnership, limited liability company, business trust, trust or other legal entity organized under the laws of the United States or a State thereof or the District of Columbia; and (b) the successor corporation or person expressly assumes all of the Company’s obligations under the indenture and the notes; and (c) immediately after such merger, consolidation, sale, lease or conveyance, the successor corporation or person is not in default in the performance of the covenants and conditions of the indenture to be performed or observed by the Company.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within 15 days after the time periods (including any extensions thereof) specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

To the extent such filings are made with the SEC or the reports are posted on the Company’s website, the reports will be deemed to be furnished to the trustee and holders of notes.

In addition, the Company agrees that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Definitions

The definitions set forth below are a description of the terms that are defined in the indenture and used in this offering memorandum. The complete definitions are set forth in the indenture.

“Attributable Debt” means, as of any particular date, in connection with a sale and lease-back transaction, the lesser of:

•	the fair value of the assets subject to the transaction; or

•

the aggregate of present values (determined in accordance with generally accepted financial practice using a discount factor equal to the interest implicit in such lease if known or if not known using a discount factor equal to the weighted average yield to maturity of the Notes of all series then outstanding and compounded semi-annually) of the Company’s or its Consolidated Subsidiaries’ obligations for rental payments during the remaining term of all leases. The term “rental payments” under any lease of any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges.

“Consolidated Net Worth” means, as of any date of determination, the total stockholders’ equity of the Company and its subsidiaries calculated on a consolidated basis in accordance with generally accepted accounting principles practiced in the United States of America.

“Consolidated Subsidiary” means any Subsidiary, substantially all the property of which is located, and substantially all the operations of which are conducted, in the United States of America, which Subsidiary possesses Principal Property and whose financial statements are consolidated with those of the Company in accordance with generally accepted accounting principles practiced in the United States of America.

“Exempted Debt” means the sum of the following as of the date of determination:

•	Indebtedness incurred after the date of the indenture and secured by Liens not permitted by the limitation on Liens provisions of the indenture; and

•

Attributable Debt in respect of every sale and lease-back transaction entered into after the date of the indenture, other than leases permitted by the limitation on sale and lease-back provisions of the indenture.

“Indebtedness” means all items classified as indebtedness on the Company’s most recently available balance sheet in accordance with generally accepted accounting principles practiced in the United States of America.

“Principal Property” means any U.S. manufacturing, processing or assembly plant or any U.S. warehouse or distribution facility owned by us or any Consolidated Subsidiary, the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Worth, except any such property which the Company’s board of directors, in its good faith opinion, determines is not of material importance to the business conducted by the Company and its Consolidated Subsidiaries, taken as a whole, as evidenced by a certified copy of a board resolution.

“Subsidiary” means any corporation, partnership, limited liability company, business trust, trust or other legal entity of which at least a majority of the outstanding stock or other ownership interest having the voting power to elect a majority of the board of directors, managers or trustees of that corporation, partnership, limited liability company, business trust, trust or other legal entity (irrespective of whether or not at the time stock or other ownership interests of any other class or classes of such corporation, partnership, limited liability company, business trust, trust or other legal entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by the Company or by the Company and one or more Subsidiaries or by one or more Subsidiaries.

Modification of the Indenture

Without the consent of any holder of notes issued under the indenture, the Company and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

(1)	to evidence the assumption by any permitted successor of the covenants in the indenture and in the notes;

(2)	to add additional covenants or for the Company to surrender any right or power under the indenture;

(3)	to add additional events of default under the indenture;

(4)	to amend or supplement any provision contained in the indenture or in any supplemental indenture; provided that no such amendment or supplement will materially adversely effect the interest of the holders of any notes then outstanding;

(5)	to provide collateral security for any series of the notes;

(6)	to evidence and provide for the acceptance of appointment of a successor Trustee;

(7)	to provide for the procedures required for use of a noncertificated system of registration for any series of notes;

(8)	to change any place where principal, premium, if any, and interest shall be payable, notes may be surrendered for registration of transfer or exchange and notices to the Company may be served; or

(9)	to cure any ambiguity, to correct or supplement any defect or inconsistency or to make any other changes or to add provisions with respect to matters and questions arising under the indenture; provided that such other changes or additions do not adversely affect the interests of the holders of the notes, or a particular series of notes, as applicable, in any material respect.

The consent of the holders of not less than a majority in aggregate principal amount of the notes of any series then outstanding, is required to modify the indenture or waive any past default under the indenture, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the indenture that cannot be modified or be amended without the consent of the holder of each outstanding note of the series affected. However, if less than all of the series of notes outstanding under the indenture are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected, considered as one class, will be required.

No such amendment or modification may:

(1)	change the final stated maturity of the principal of, or any installment of principal of or interest on, any note, or reduce the principal amount of any note or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the final stated maturity of any note, without the consent of the holder;

(2)	reduce the percentage in principal amount of the outstanding notes of any series, the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of each such effected series; or

(3)	modify some of the provisions of the indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the notes of any series, without the consent of the holders of each outstanding note affected thereby.

A supplemental indenture which changes the indenture solely for the benefit of one or more particular series of notes, or modifies the rights of the holders of notes of one or more series, will not affect the rights under the indenture of the holders of the notes of any other series.

The indenture will provide that the notes owned by the Company or any other obligor or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or such obligor shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent.

The Company may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but the Company shall have no obligation to do so. If the Company fixes a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding notes have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding notes shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act properly made under the indenture by holders of the notes will bind every future holder of the notes and the holder of every note issued upon the registration of transfer of or in exchange of the notes. A transferee will be bound by acts of the Trustee or the Company in reliance thereon, whether or not notation of that action is made upon the notes.

Events of Default

The following constitute events of default under the indenture with respect to each series of notes:

(1)	failure to pay principal of and premium, if any, on any notes of such series when due and payable;

(2)	failure to pay interest on any notes of such series for 30 days after such payment is due and payable;

(3)	failure to perform any other covenant or agreement of the Company in the notes of such series or the indenture for 90 days after written notice to the Company specifying that such notice is a “notice of default” under the indenture;

(4)	there is a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our Consolidated Subsidiaries (or the payment of which is guaranteed by any of our Consolidated Subsidiaries), if that default is caused by a failure to pay principal at its stated maturity after giving effect to any applicable grace period, or results in the acceleration of such indebtedness prior to its stated maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other indebtedness under which there has been a payment default after stated maturity or the maturity of which has been so accelerated, aggregates $100.0 million or more; and

(5)	certain events of bankruptcy, insolvency or reorganization of the Company.

If an event of default occurs and is continuing due to the default in the performance or breach of (1), (2), (3) and (4) above with respect to any series of notes but not with respect to all outstanding notes issued, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes of each affected series (each series voting as a separate class) may declare the principal amount and interest accrued of all such affected series of the notes to be due and payable immediately.

If an event of default occurs and is continuing due to certain events of bankruptcy, insolvency or reorganization of the Company, then the entire principal amount of the outstanding notes of such series shall automatically become due immediately and payable without any declaration or other action on the part of the Trustee or any holder.

The Trustee may withhold notice to the holders of any series of notes of any default (except in payment of principal of, or interest on) if the Trustee considers it in the interest of such holders to do so.

Subject to the provisions for indemnity and certain other limitations contained in the indenture, the holders of a majority in principal amount of each series of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee.

No holder of the notes of a series may institute any action against the Company for an event of default under the indenture unless:

(1)	that holder gives to the Trustee advance written notice of the event of default and its continuance;

(2)	the holders of not less than 25% in principal amount of the notes of such series then outstanding affected by that event of default request the Trustee to institute such action;

(3)	that holder or holders has offered the Trustee indemnity satisfactory to it;

(4)	the Trustee has not instituted such action within 60 days of such request; and

(5)	the Trustee has not received direction inconsistent with such written request by the holders of a majority in principal amount of the notes of each affected series then outstanding.

At any time prior to the evidencing to the Trustee of the taking of any action by the holders of the percentage in aggregate principal amount of the notes of any or all series specified in the indenture in connection with such action, any holder of a note may, by filing written notice with the Trustee, revoke such action concerning such note.

The Company is required to deliver to the Trustee each year a certificate as to whether or not, to the knowledge of the officers signing such certificate, the Company is in compliance with the conditions and covenants under the indenture.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to (i) rights of registration of transfer and exchange of securities of such series, and the Company’s right of optional redemption, if any, (ii) substitution of mutilated, defaced, destroyed, lost or stolen securities, (iii) rights of holders to receive payments of principal thereof and interest thereon, and remaining rights of the holders to receive mandatory sinking fund payments, if any, (iv) the rights, obligations and immunities of the Trustee hereunder and (v) the rights of the Holders of such series as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them) as to all notes issued thereunder, when:

either:

(1)	all such notes that have been authenticated, except notes that have been lost, destroyed or stolen and that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(2)	all notes that have not been delivered to the Trustee for cancellation have become due and payable, whether at maturity or upon redemption or will become due and payable within one year or are to be called for redemption within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal amount and interest accrued to the date of maturity or redemption;

(3)	no default or event of default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(4)	the Company has paid or caused to be paid all sums payable by it under the indenture and the notes; and

(5)	the Company has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the notes issued thereunder at maturity or at the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to the satisfaction and discharge have been satisfied at the Company’s cost and expense.

Defeasance

The Company may, at its option, and at any time, elect to have the obligations of the Company discharged with respect to all outstanding exchange notes (“Defeasance”). Such Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes and to have satisfied its other obligations under the indenture, except for the following, which shall survive until otherwise terminated or discharged:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due;

(2)	the Company’s obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the indenture;

(3)	its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

(4)	the Defeasance provisions of the indenture.

In addition the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain restrictive covenants under the indenture (“Covenant Defeasance”) and any omission to comply with such obligations shall not constitute a default or an event of default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute events of default with respect to the notes. In order to exercise either Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, certain U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding notes on the stated maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

(2)	in the case of Defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that:

a.	the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

b.	since the date of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	the Company shall have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(5)	the Company must comply with certain other conditions, including that such Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Form and Denomination of Notes

Denomination of Notes

The notes will be denominated in U.S. dollars, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Unclaimed Funds

All funds deposited with the Trustee or any paying agent for the payment of principal, interest, premium or additional amounts in respect of the notes of any series that remain unclaimed for two years after the maturity date of the notes of that series will be repaid to the Company upon its request. Thereafter, any right of any holder of notes of that series to such funds shall be enforceable only against the Company, and the Trustee and paying agents will have no liability therefor.

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for the Company as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The indenture will provide that in case an event of default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of the notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry Settlement and Clearance

The Global Notes

The exchange notes will be issued in one or more fully registered global notes (the “Global Notes”). Upon issuance, each of the Global Notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Beneficial interests in the Global Notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

We expect that under procedures established by DTC:

•	upon deposit of each Global Note with DTC’s custodian, DTC will credit portions of the principal amount of the Global Note to the accounts of the DTC participants; and

•

ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in any of the Global Notes).

Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form (“Certificated Notes”) except in the limited circumstances described below. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Book-entry procedures for the Global Notes

All interests in the Global Notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the notes represented by that Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical delivery of notes in certificated form; and

•

will not be considered the owners or “holders” of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a Global Note will be made by the trustee to DTC’s nominee as the registered holder of the Global Note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, in accordance with the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for a Certificated Note only if:

•

DTC (a) notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes, and a successor depositary is not appointed within 90 days, or (b) has ceased to be registered as a clearing agency under the Exchange Act, and we fail to appoint a successor depositary within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of Certificated Notes, subject to the procedures of DTC; or

•	certain other events provided in the indenture occur.

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and liquidated damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium and liquidated damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to that holder’s registered address.

The notes represented by the Global Notes are expected to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in the notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, credits of interests in the Global Notes received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a Global Note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

Governing Law

The indenture is governed by New York law.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Exchange Offer

The exchange of unregistered notes for exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note. The holding period of the exchange note will include the holding period of the unregistered note exchanged therefor and the basis of the exchange note will be the same as the basis of the unregistered note immediately before the exchange.

Persons considering the exchange of unregistered notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for unregistered notes where such unregistered notes were acquired as a result of market-making activities or other trading activities. We have agreed to use commercially reasonable best efforts to keep the registration statement, of which this prospectus forms a part, continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of the notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities, and to ensure that it conforms in all material respects with the requirements of the registration rights agreement, the Securities Act and the policies, rules and regulations of the SEC as announced from time to time, for a period ending on the earlier of (i) 180 days from the date on which this registration statement is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the exchange notes on behalf of the company.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our combined financial statements and schedule at June 30, 2009 and 2008, and for each of the three years in the period ended June 30, 2009, as set forth in their report. We’ve included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4, of which this prospectus forms a part, with respect to the issuance of the exchange notes. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the exchange notes, we refer you to the registration statement. You should be aware that the statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the prospectus, these statements should be read along with the full and complete text of the related documents.

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Any reports or documents we file with the SEC, including the registration statement, may be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of these reports or other documents may be obtained at prescribed rates from the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. For further information about the Public Reference Section, call 1-800-SEC-0330. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (www.sec.gov).

CAREFUSION CORPORATION

CAREFUSION CORPORATION

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

(unaudited)

	Quarters Ended September 30,
(in millions, except per share amounts)	2009	2008
Revenue	$923	$915
Cost of Products Sold	472	478

Gross Margin	451	437

Selling, General and Administrative Expenses	297	280
Research and Development Expenses	36	37
Restructuring and Acquisition Integration Charges	1	30

Operating Income	117	90

Interest Expense and Other, Net	42	32

Income Before Income Tax	75	58
Provision for Income Tax	20	28

Income from Continuing Operations	55	30
Income from Discontinued Operations, Net of Tax	26	83

Net Income	$81	$113

PER SHARE AMOUNTS:

Basic Earnings per Common Share:
Continuing Operations	$0.25	$0.14
Discontinued Operations	$0.12	$0.38
Basic Earnings per Common Share	$0.37	$0.51

Diluted Earnings per Common Share:
Continuing Operations	$0.25	$0.14
Discontinued Operations	$0.12	$0.38
Diluted Earnings per Common Share	$0.37	$0.51

Weighted-Average Number of Common Shares Outstanding
Basic	220.6	220.5
Diluted	221.2	220.5

See accompanying notes to consolidated and combined financial statements

CAREFUSION CORPORATION

CONSOLIDATED AND COMBINED BALANCE SHEETS

(unaudited)

(in millions, except per share amounts)	September 30, 2009	June 30, 2009
ASSETS
Current Assets:
Cash and Equivalents	$797	$626
Trade Receivables, Net	547	473
Current Portion of Net Investment in Sales-Type Leases	386	391
Inventories, Net	486	429
Prepaid Expenses and Other	94	62
Current Assets of Discontinued Operations	28	409

Total Current Assets	2,338	2,390

Property and Equipment, Net	418	396
Net Investment in Sales-Type Leases, Less Current Portion	927	919
Goodwill	2,902	2,903
Intangible Assets, Net	881	896
Other Assets	104	57
Non-Current Assets of Discontinued Operations	—	788

Total Assets	$7,570	$8,349

LIABILITIES AND EQUITY
Current Liabilities:
Current Portion of Long-Term Obligations and Other Short-Term Borrowings, Including Debt Allocated from Parent of $129 at June 30, 2009	$2	$130
Accounts Payable	220	100
Other Accrued Liabilities	432	412
Current Liabilities of Discontinued Operations	8	120

Total Current Liabilities	662	762

Long-Term Obligations, Less Current Portion, Including Debt Allocated from Parent of $1,152 at June 30, 2009	1,391	1,159
Deferred Income Tax and Other Liabilities	882	863
Non-Current Liabilities of Discontinued Operations	—	114

Total Liabilities	2,935	2,898

Commitments and Contingencies

Stockholders’ Equity or Parent Company Investment:
Preferred Stock (50.0 Authorized Shares; $.01 Par Value) Issued and Outstanding — None	—	—
Common Stock (1,200.0 Authorized Shares; $.01 Par Value) Issued and Outstanding — 221.3 at September 30, 2009	2	—
Additional Paid-in Capital	4,664	—
Retained Earnings	8	—
Parent Company Investment	—	5,506
Accumulated Other Comprehensive Loss	(39)	(55)

Total Stockholders’ Equity or Parent Company Investment	4,635	5,451

Total Liabilities and Stockholders’ Equity or Parent Company Investment	$7,570	$8,349

See accompanying notes to consolidated and combined financial statements

CAREFUSION CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(unaudited)

(in millions)	Common Stock		Parent Company Investment	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balances at July 1, 2009	—	$—	$5,506	$—	$—	$(55)	$5,451
Net Income from July 1, 2009 to August 31, 2009	—	—	73	—	—	—	73
Net Transfers to Parent	—	—	1,453	—	—	—	1,453
Businesses Retained by Cardinal Health	—	—	(1,006)	—	—	26	(980)
Dividend to Cardinal Health	—	—	(1,374)	—	—	—	(1,374)
Conversion of Net Investment in CareFusion into Capital	221.2	2	(4,652)	4,650	—	—	—
Net Income from September 1, 2009 to September 30, 2009	—	—	—	—	8	—	8
Stock Option Exercises	0.1	—	—	1	—	—	1
Share-based Compensation	—	—	—	13	—	—	13
Foreign Currency Translation Adjustments	—	—	—	—	—	(10)	(10)

Balances at September 30, 2009	221.3	$2	$—	$4,664	$8	$(39)	$4,635

See accompanying notes to consolidated and combined financial statements

CAREFUSION CORPORATION

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(unaudited)

	Quarters Ended September 30,
(in millions)	2009	2008
Cash and Cash Equivalents at July 1, Attributable to Continuing Operations	$626	$480

Cash and Cash Equivalents at July 1, Attributable to Discontinued Operations	$157	$127

Cash Flows from Operating Activities:
Net Income	81	113
Income from Discontinued Operations	26	83

Income from Continuing Operations	55	30

Adjustments to Reconcile Income from Continuing Operations to Net Cash Provided by Operating Activities:
Depreciation and Amortization	41	39
Other Non-Cash Items	66	6
Change in Operating Assets and Liabilities:
(Increase)/Decrease in Trade Receivables	(54)	74
Increase in Inventories	(32)	(32)
Increase in Net Investment in Sales-Type Leases	(2)	(21)
Increase in Accounts Payable	64	10
Other Accrued Liabilities and Operating Items, Net	22	(44)

Net Cash Provided by Operating Activities — Continuing Operations	160	62
Net Cash (Used in)/Provided by Operating Activities — Discontinued Operations	(2)	88

Net Cash Provided by Operating Activities	158	150

Cash Flows from Investing Activities:
Net Cash Used in Investing Activities — Continuing Operations	(21)	(27)
Net Cash Used in Investing Activities — Discontinued Operations	(1)	(3)

Net Cash Used in Investing Activities	(22)	(30)

Cash Flows from Financing Activities:
Proceeds from Issuance of Debt	1,377	—
Bridge Facility Fees and Debt Issuance Costs	(29)	—
Dividend Payment to Cardinal Health	(1,374)	—
Net Cash Transfer from/(to) Cardinal Health	46	(208)
Other Financing Activities	(2)	(2)

Net Cash Provided by/(Used in) Financing Activities — Continuing Operations	18	(210)
Net Cash Used in Financing Activities — Discontinued Operations	(154)	(133)

Net Cash Used in Financing Activities	(136)	(343)

Effect of Exchange Rate Changes on Cash — Continuing Operations	14	(25)
Effect of Exchange Rate Changes on Cash — Discontinued Operations	—	(1)

Net Effect of Exchange Rate on Cash	14	(26)

Net Increase/(Decrease) in Cash and Equivalents — Continuing Operations	171	(200)
Net Decrease in Cash and Equivalents — Discontinued Operations	(157)	(49)

Cash and Cash Equivalents at September 30, Attributable to Continuing Operations	$797	$280

Cash and Cash Equivalents at September 30, Attributable to Discontinued Operations	$—	$78

See accompanying notes to consolidated and combined financial statements

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1. BASIS OF PRESENTATION

General.    References in these notes to the consolidated and combined financial statements to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our,” “the company” and “our company” refer to CareFusion Corporation and its consolidated subsidiaries. References in notes to the consolidated and combined financial statements to “Cardinal Health” refer to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries.

The consolidated and combined financial statements included herein have been prepared in accordance with the U.S. Securities and Exchange Commission (“SEC”) instructions to Quarterly Reports. Accordingly, the consolidated and combined financial statements are unaudited and do not contain all the information required by U.S. generally accepted accounting principles (“GAAP”) to be included in a full set of financial statements. The combined balance sheet at June 30, 2009 has been derived from the audited combined financial statements at that date but does not include all of the information and footnotes required by GAAP for a complete set of financial statements. The audited financial statements for our fiscal year ended June 30, 2009, filed with the SEC on Form 8-K on November 13, 2009, include a summary of our significant accounting policies and should be read in conjunction with these interim financial statements. In the opinion of management, all material adjustments necessary to present fairly the results of operations for such periods have been included herein. All such adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results of operations for the entire year.

We have evaluated subsequent events for recognition or disclosure through the date these financial statements were issued, December 29, 2009, which is the date the financial statements contained herein were filed with the SEC.

Separation from Cardinal Health, Inc.    On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro rata distribution of common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. CareFusion Corporation was incorporated in Delaware on January 14, 2009 for the purpose of holding such businesses. We completed the spinoff from Cardinal Health on August 31, 2009. In connection with the spinoff, CareFusion distributed a cash dividend in the amount of $1.374 billion to Cardinal Health, and Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us, and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders (“the distribution”), based on a distribution ratio of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. As a condition to the separation, Cardinal Health is required to dispose of the remaining 19% of our common stock within five years of the distribution date.

Basis of Presentation.    The consolidated and combined financial statements reflect the consolidated operations of CareFusion Corporation and its subsidiaries as a separate, stand-alone entity subsequent to August 31, 2009. Certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. market that were historically managed by us prior to the spinoff and were part of the clinical and medical products business of Cardinal Health, were retained by Cardinal Health as a result of the spinoff, and are presented in these financial statements as discontinued operations. Our consolidated and combined financial statements do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods prior to the spinoff from Cardinal Health.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

New Accounting Pronouncements (Adopted during Fiscal Year 2010)

SFAS No. 168.    In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a Replacement of FASB Statement No. 162 (“SFAS No. 168”). SFAS No. 168 establishes the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Under the new ASC, SFAS No. 168 is referred to as ASC 105 — Generally Accepted Accounting Principles (“ASC 105”). ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted ASC 105 in the first quarter of fiscal year 2010; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 141(R).    In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which is a revision of SFAS No. 141, and codified as ASC 805 — Business Combinations (“ASC 805”). In general, ASC 805 expands the definition of a business and transactions that are accounted for as business combinations. In addition, ASC 805 generally requires all assets and liabilities of acquired entities to be recorded at fair value, and changes the recognition and measurement of related aspects of business combinations. ASC 805 is effective for business combinations with an acquisition date within fiscal years beginning on or after December 15, 2008. The standard is required to be adopted prospectively and early adoption is not allowed. We adopted ASC 805 in the first quarter of fiscal year 2010; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 160.    In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, and codified as ASC 810 — Consolidations (“ASC 810”). In general, ASC 810 requires that a noncontrolling interest in a consolidated subsidiary be presented in the consolidated statements of financial position as a separate component of equity and also establishes a framework for recognition of changes in control for a consolidated subsidiary that is not 100% owned. ASC 810 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We adopted ASC 810 in the first quarter of fiscal year 2010; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 157.    In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, and codified as ASC 820 — Fair Value Measurement and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements, but does not require any new fair value measurements.

ASC 820 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of ASC 820 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted ASC 820 for financial assets and liabilities in the first quarter of fiscal year 2009, which did not result in recognition of a transaction adjustment to retained earnings or have a material impact on our financial condition, results of operations or cash flows. We adopted the provisions for nonfinancial assets and liabilities in the first quarter of fiscal year 2010; this adoption did not have any impact on our financial condition, results of operations or cash flows.

ASU 2009-13.    In October 2009, the Emerging Issues Task Force (“EITF”) issued Accounting Standard Update (“ASU”) 2009-13 — Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 amends ASC

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

605-25 — Revenue Recognition — Multiple-Element Arrangements. The update replaces the concept of allocating revenue consideration amongst deliverables in a multi-element revenue arrangement according to fair value with an allocation based on selling price. ASU 2009-13 also establishes a hierarchy for determining the selling price of revenue deliverables sold in multiple element revenue arrangements. The selling price used for each deliverable will be based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence if VSOE is not available, or management’s estimate of an element’s stand-alone selling price if neither VSOE nor third-party evidence is available. The amendments in this update also require an allocation of selling price amongst deliverables be performed based upon each deliverable’s relative selling price to total revenue consideration, rather than on the residual method previously permitted. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, but then requires retrospective application of its provisions from the beginning of the fiscal year. We will adopt the amendment provisions of ASU 2009-13 in the first quarter of fiscal year 2011. We are in the process of determining the effect, if any, the adoption of ASU 2009-13 will have on our financial condition, results of operations and cash flows.

ASU 2009-14.    In October 2009, the EITF issued ASU 2009-14 — Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”). ASU 2009-14 amends ASC 985-605 — Revenue Recognition — Software. ASU 2009-14 changes the accounting model in revenue arrangements for products which include both tangible and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in ASC 985-605. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, but then requires retrospective application of its provisions from the beginning of the fiscal year. We will adopt the amendment provisions of ASU 2009-14 in the first quarter of fiscal year 2011. We are in the process of determining the effect, if any, the adoption of ASU 2009-14 will have on our financial condition, results of operations and cash flows.

NOTE 2. DISCONTINUED OPERATIONS

Spinoff From Cardinal Health

On August 31, 2009, we completed the spinoff from Cardinal Health. In connection with the spinoff, CareFusion paid a cash dividend of $1.374 billion to Cardinal Health, and Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us, and retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us and, prior to the spinoff, were part of the clinical and medical products businesses of Cardinal Health. The businesses retained by Cardinal Health are presented within these financial statements, effective with the spinoff date of August 31, 2009, as discontinued operations.

Audiology Business

During the first quarter of fiscal year 2010, management committed to a plan to dispose of its Audiology business which produces and markets hearing diagnostic equipment. As a result of being held for sale, the assets of the Audiology business were written down to fair value less costs to sell, resulting in an impairment charge of $7 million. The sale of the Audiology business was completed on October 1, 2009. Terms of the sale provide for adjustments in the final purchase price for a period of time subsequent to the closing.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

Summarized selected financial information for the businesses retained by Cardinal Health and the Audiology business for the quarters ended September 30, 2009 and 2008 is as follows:

	Quarters Ended September 30,
(in millions)	2009	2008
Revenue	$165	$226
Operating Income	$37	$52
Impairment of the Audiology business	$7	$—
Income Before Income Tax	$59	$105
Provision for Income Tax	$33	$22
Income from Discontinued Operations, Net of Tax	$26	$83

The assets and liabilities of discontinued operations are stated separately as of September 30, 2009, and June 30, 2009, in the consolidated and combined balance sheets and are comprised of the following items:

(in millions)	September 30, 2009	June 30, 2009
ASSETS
Current Assets:
Cash and Equivalents	$—	$157
Trade Receivables, Net	—	79
Inventories, Net	3	134
Other Assets	25	39

Current Assets of Discontinued Operations	28	409

Property and Equipment, Net	—	178
Goodwill	—	585
Other Assets	—	25

Total Assets of Discontinued Operations	$28	$1,197

LIABILITIES
Current Liabilities:
Accounts Payable	$—	$54
Other Liabilities	8	66

Current Liabilities of Discontinued Operations	8	120

Deferred Income Tax and Other Liabilities	—	114

Total Liabilities of Discontinued Operations	$8	$234

All discontinued operations businesses presented were previously included in the Medical Technologies and Services segment.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3. EARNINGS PER SHARE

For the quarter ended September 30, 2009, basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the quarter. Diluted earnings per common share is calculated to give effect to all dilutive securities, using the treasury stock method.

The following table sets forth the reconciliation of basic and diluted earnings per share for the quarter ended September 30, 2009:

(shares in millions)	Quarter Ended September 30, 2009
Denominator for Basic Earnings per Share	220.6
Effect of Dilutive Securities:
Stock Options	0.2
Restricted Stock Awards, Restricted Stock Units and Performance Share Units	0.4

Denominator for Diluted Earnings per Share — Adjusted for Dilutive Securities	221.2

Antidilutive stock options were excluded for the computation of diluted earnings per share because the stock options’ exercise prices were greater than the average market price of the common shares. Antidilutive options were as follows for the quarter ended September 30, 2009:

Quarter Ended September 30, 2009
Number of Stock Options (shares in millions)	10.7
Weighted Average Exercise Price	$30.8
Expiration on or before	March 20, 2017

For the quarter ended September 30, 2008, basic and diluted earnings per common share are computed using the number of shares of our common stock outstanding on August 31, 2009, the date which CareFusion common stock was distributed to shareholders of Cardinal Health. Unvested shares of restricted stock are excluded from the basic shares outstanding.

Basic and diluted per share amounts are computed independently in the consolidated and combined statements of income. Therefore, the sum of per share components may not equal the per share amounts presented.

NOTE 4. RESTRUCTURING AND ACQUISITION INTEGRATION CHARGES

Restructuring charges are recorded in accordance with ASC 420 — Exit or Disposal Cost Obligations (“ASC 420”). Under ASC 420, a liability is measured at its fair value and recognized as incurred. Acquisition integration charges are expensed as incurred.

The following is a summary of restructuring and acquisition integration charges for the quarters ended September 30, 2009 and 2008:

	Quarters Ended September 30,
(in millions)	2009	2008
Restructuring Charges	$1	$25
Acquisition Integration Charges	—	5

Total Restructuring and Acquisition Integration Charges	$1	$30

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

Restructuring Charges

In fiscal year 2009, we launched a series of restructuring programs with the goal to provide improved management focus through the re-alignment of the management structure and lowering its cost structure through a reduction in global workforce. The entire restructuring program is expected to result in $67 million in pre-tax charges, which is a reduction of our previously estimated amount of $73 million reported at June 30, 2009. This change is mainly a result of slight modifications to the plan and the effect of certain employees leaving before their jobs were eliminated. As of September 30, 2009, we had recorded $58 million of the expected $67 million pre-tax restructuring charges. We expect the programs to be substantially complete by the end of fiscal year 2010.

In addition to participating in the restructuring programs discussed above, we periodically incur costs to implement smaller restructuring efforts for specific operations. The restructuring plans focus on various aspects of operations, including closing and consolidating certain manufacturing operations, rationalizing headcount, and aligning operations in the most strategic and cost-efficient structure.

The following table segregates our restructuring charges into our reportable segments for the quarters ended September 30, 2009 and 2008:

	Quarters Ended September 30,
(in millions)	2009	2008
Medical Technologies and Services	$—	$9
Critical Care Technologies	1	16

Total Restructuring Charges	$1	$25

During the quarters ended September 30, 2009 and 2008, our restructuring costs primarily consist of severance accrued upon either communication of terms to employees or over the required service period, outplacement services provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods.

Restructuring Accrual Rollforward.    The following table summarizes activity related to liabilities associated with our restructuring charges, which is included within “Other Accrued Liabilities” in the consolidated and combined balance sheets:

(in millions)
Balance at June 30, 2009	$17
Additions	1
Payments	(3)

Balance at September 30, 2009	$15

Acquisition Integration Charges

Costs of integrating operations of various acquired companies are recorded as acquisition integration charges when incurred. The acquisition integration charges incurred during fiscal year 2009 were primarily a result of the acquisition of Viasys.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

Certain acquisition and restructuring costs are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimates will be recognized when incurred.

NOTE 5. INVENTORIES

Inventories, accounted for on a currently adjusted standard basis (which approximates cost on a first-in, first-out basis) consisted of the following:

(in millions)	September 30, 2009	June 30, 2009
Finished Goods	$344	$311
Work-in-Process	40	31
Raw Materials	149	133

	533	475
Reserve for Excess and Obsolete Inventories	(47)	(46)

Inventories, Net	$486	$429

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(in millions)	September 30, 2009	June 30, 2009
Land, Buildings and Improvements	$177	$177
Machinery and Equipment	687	664
Furniture and Fixtures	30	28

	894	869
Accumulated Depreciation	(476)	(473)

Property and Equipment, Net	$418	$396

Depreciation expense was $22 million and $21 million for the quarters ended September 30, 2009 and 2008, respectively. We expense repairs and maintenance expenditures as incurred.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table summarizes the changes in the carrying amount of goodwill:

(in millions)	Total
Balance at June 30, 2009	$2,903
Other Adjustments	(1)

Balance at September 30, 2009	$2,902

As of September 30, 2009, goodwill for the Critical Care Technologies segment and the Medical Technologies and Services segment was $2,137 million and $765 million, respectively.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

Intangible Assets

Intangible assets with definite lives are amortized over their useful lives which range from three to 20 years. The detail of other intangible assets by class is as follows:

(in millions)	Weighted Average Life (years)	Gross Intangible	Accumulated Amortization	Net Intangible
June 30, 2009
Unamortized Intangibles:
Trademarks and Patents	Indefinite	$337	$—	$337

Total Unamortized Intangibles		337	—	337
Amortized Intangibles:
Trademarks and Patents	10	292	97	195
Non-Compete Agreements	5	3	2	1
Customer Relationships	14	497	146	351
Other	9	34	22	12

Total Amortized Intangibles	13	826	267	559

Total Intangibles		$1,163	$267	$896

September 30, 2009
Unamortized Intangibles:
Trademarks and Patents	Indefinite	$336	$—	$336

Total Unamortized Intangibles		336	—	336
Amortized Intangibles:
Trademarks and Patents	10	302	112	190
Non-Compete Agreements	5	3	2	1
Customer Relationships	14	492	149	343
Other	9	33	22	11

Total Amortized Intangibles	13	830	285	545

Total Intangibles		$1,166	$285	$881

Amortization expense is as follows:

	Quarters Ended September 30,
(in millions)	2009	2008
Amortization Expense	$19	$18

Amortization expense for each of the next five fiscal years is estimated to be:

(in millions)	2010	2011	2012	2013	2014
Amortization Expense	$74	$70	$67	$46	$45

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8. COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

The computation of comprehensive income for the quarters ended September 30, 2009 and 2008 is as follows:

	Quarters Ended September 30,
(in millions)	2009	2008
Net Income	$81	$113
Foreign Currency Translation Adjustments	(10)	(58)

Comprehensive Income, Net of Tax	$71	$55

The components of accumulated other comprehensive loss consisted of the following:

(in millions)	September 30, 2009	June 30, 2009
Foreign Currency Translation Adjustments[1]	$(29)	$(43)
Unrealized Losses on Derivative Instruments[2]	(4)	(6)
Minimum Pension Liability	(4)	(4)
Other	(2)	(2)

Accumulated Other Comprehensive Loss	$(39)	$(55)

[1]	Included within the $(43) million of foreign currency translation adjustments as of June 30, 2009 is $(23) million associated with discontinued operations.
[2]	Included within the $(6) million of net unrealized loss on derivative instruments as of June 30, 2009 is $(2) million associated with discontinued operations.

NOTE 9. BORROWINGS

Borrowings consisted of the following:

(in millions)	September 30, 2009	June 30, 2009
Senior Notes due 2012, 4.125% Less Unamortized Discount of $1.6 million at September 30, 2009, Effective Rate 4.37%	$248	$—
Senior Notes due 2014, 5.125% Less Unamortized Discount of $4.5 million at September 30, 2009, Effective Rate 5.36%	446	—
Senior Notes due 2019, 6.375% Less Unamortized Discount of $11.3 million at September 30, 2009, Effective Rate 6.60%	689	—
Other Obligations; Interest Averaging 2.50% at September, 30, 2009 and 3.30% at June 30, 2009, Due in Varying Installments through 2015	10	8
Debt Allocated from Parent	—	1,281

Total Borrowings	1,393	1,289
Less: Current Portion	2	130

Long-Term Portion	$1,391	$1,159

Senior Unsecured Notes.    On July 14, 2009, we offered and sold $1.4 billion aggregate principal amount of senior unsecured notes and received net proceeds of $1.374 billion. As part of the spinoff, the net proceeds were subsequently distributed as a dividend payment to Cardinal Health.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

The indenture for the senior notes limits our ability to incur certain secured debt and enter into certain sale and leaseback transactions. In accordance with the indenture, we may redeem the senior notes prior to maturity at a price that would equal or exceed the outstanding principal balance, as defined. In addition, if we undergo a change of control and experience a below investment grade rating event, we may be required to repurchase all of the senior notes at a purchase price equal to 101% of the principal balance plus any accrued and unpaid interest.

Revolving Credit Facilities.    On July 1, 2009, we entered into two senior unsecured revolving credit facilities with an aggregate available principal amount of $720 million, allocated as follows:

•	$240 million — 364-day revolving credit facility (maturing August 30, 2010); and
•	$480 million — three-year revolving credit facility (maturing August 31, 2012)

Borrowings under the 364-day revolving credit facility bear interest at a floating rate per annum based upon the London Interbank Offered Rate (“LIBOR”) or alternate base rate (“ABR”), in each case, plus an applicable margin, which in the case of LIBOR varies from 2.2% to 3.5% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based upon CareFusion’s debt ratings. At September 30, 2009, we had no amounts outstanding under our 364-day revolving credit facility.

Borrowings under the three-year revolving credit facility bear interest at a floating rate per annum based upon the LIBOR or the alternate base rate ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.1% to 3.375% depending on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% depending on CareFusion’s debt ratings. The commitments under the three-year revolving credit facility are subject to increase, upon our request and consent by the lenders, by up to an aggregate of $30 million. Subject to customary covenants, the three-year revolving credit facility allows for the stated borrowing amount, including $25 million of standby letters of credit. At September 30, 2009, we had $2 million of standby letters of credit outstanding, reducing our available capacity under the three-year revolving credit facilities to $478 million.

The revolving credit facilities contain several customary covenants including, but not limited to, limitations on liens, subsidiary indebtedness, investments, dispositions, restricted payments, transactions with affiliates, change in control and sale and lease-back transactions. The revolving credit facilities also require that we maintain certain interest coverage and maximum leverage ratios. We were in compliance with all of our revolving credit agreement covenants at September 30, 2009. All obligations under the revolving credit facilities are guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

Other Borrowings.    We maintain other short-term credit facilities that allowed for borrowings up to $14 million and $21 million at September 30, 2009 and June 30, 2009, respectively. Additionally we have letter of credit facilities that allowed for issuances up to $27 million and $24 million at September 30, 2009 and June 30, 2009, respectively. At September 30, 2009, we had $1 million of borrowings and $13 million of standby letters of credit outstanding on these facilities. At June 30, 2009, we had no outstanding balances on these other short-term credit facilities and $16 million of standby letters of credit outstanding on these facilities. The remaining $9 million and $8 million balance of other obligations at September 30, 2009 and June 30, 2009, respectively, consisted primarily of additional notes, loans and capital leases. Obligations related to capital leases are secured by the underlying assets.

Bridge Loan Facility.    On July 1, 2009, we entered into a senior unsecured bridge loan facility (the “bridge loan facility”) to provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of any funding, for payment of the dividend to Cardinal Health as part of our spinoff. As the senior unsecured note offering was successfully completed prior to the separation, those proceeds were used to finance

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

the payment of the dividend to Cardinal Health in lieu of drawing the bridge loan facility. As a result, the bridge loan facility was terminated on August 31, 2009. In connection with this termination, we expensed approximately $22 million of capitalized fees to interest expense in the first quarter of fiscal year 2010.

Debt Allocated from Parent.    Cardinal Health historically used a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. Prior to the completion of the spinoff, the majority of our U.S. domestic cash was transferred to Cardinal Health daily and Cardinal Health funded our operating and investing activities as needed. A portion of Cardinal Health’s consolidated debt, which consists primarily of fixed rate public debt, was allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. The allocated debt amounts, presented as “Debt Allocated from Parent” on the June 30, 2009 combined balance sheet were classified based on the maturities of Cardinal Health’s underlying debt. Net interest expense was allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges.

We believe the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented prior to the spinoff.

Fair Value Disclosures

The estimated fair value of our long-term obligations and other short-term borrowings was $1,497 million and $1,217 million as compared to the carrying amounts of $1,393 million and $1,289 million at September 30, 2009 and June 30, 2009, respectively. The fair value of our senior notes at September 30, 2009 was based on similar notes for issuers with the same credit ratings as us. The fair value of the other obligations at September 30, 2009 and all long-term obligations, included debt allocated to us by Cardinal Health, at June 30, 2009 was based on either the quoted market prices for the same or similar debt and the current interest rates offered for debt of the same remaining maturities or estimated discounted cash flows.

NOTE 10. INCOME TAX

For the quarter ended September 30, 2009, income taxes were computed on a basis consistent with the interim period tax expense requirements of ASC 270 — Interim Reporting (“ASC 270”). For the period July 1, 2009 through the spinoff date from Cardinal Health on August 31, 2009, our operations were included in the consolidated income tax returns of Cardinal Health. However, income taxes were calculated and provided for CareFusion on a separate return basis for the entire quarter ended September 30, 2009, as well as the quarter ended September 30, 2008. The amount of liabilities related to income taxes prior to the spinoff that are being retained by Cardinal Health were reflected in “Parent Company Investment” in the consolidated statement of stockholders’ equity.

The effective tax rate for the quarters ended September 30, 2009 and 2008 was 27.0% and 48.3%, respectively.

The difference in the effective rate for the quarter ended September 30, 2009 and the U.S. federal statutory rate of 35% is primarily attributable to the favorable impact of foreign earnings taxed at less than the U.S. statutory rate, offset by unfavorable discrete adjustments for uncertain tax positions and items incurred in conjunction with the spinoff, both of which were recognized in the quarter.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

The difference in the effective tax rate for the quarter ended September 30, 2008 and the U.S. federal statutory rate of 35% is primarily attributable to the favorable impact of foreign earnings taxed at less than the U.S. statutory rate, offset by unfavorable discrete tax adjustments for accrued interest related to proposed tax assessments and state tax rate adjustments, both of which were recognized in the quarter.

Our operations were historically included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Effective for the period beginning September 1, 2009, we will file stand-alone income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions.

The Internal Revenue Service currently has ongoing audits of Cardinal Health’s consolidated U.S. income tax returns for fiscal years 2001 through 2007. Prior to the spinoff, we and Cardinal Health entered into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes. The tax matters agreement generally provides that the control of audit proceedings and payment of any additional liability related to our business is our responsibility.

During the quarter ended September 30, 2008, Cardinal Health received a proposed adjustment from the IRS for the tax years 2003 – 2005 related to transfer pricing arrangements between our foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS totals $462 million, excluding penalties and interest, which may be significant. We disagree with the IRS regarding its application of the U.S. Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. Although we believe that we have provided adequate contingent tax reserves for these matters under ASC 740, we may not be fully reserved for this matter and it is possible that we may be obligated to pay an amount in excess of the reserve, including the full amount that the IRS is seeking.

In connection with the spinoff from Cardinal Health, we reviewed our position related to the indefinite reinvestment of foreign legal entity earnings under ASC 740-30-25. Based upon that review, we have not provided for U.S. income taxes or foreign withholding taxes on a cumulative total of approximately $2.3 billion of undistributed earnings of certain non-U.S. subsidiaries, which are indefinitely invested outside the U.S. Should we decide to repatriate these foreign earnings, we would adjust the income tax provision in the period management determined that the earnings will no longer be indefinitely invested outside the U.S. It is not practicable to estimate the amount of U.S. tax that might be payable on the remittance of such earnings.

NOTE 11. COMMITMENTS AND CONTINGENCIES

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, other pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. We accrue for contingencies related to litigation in accordance with ASC 450 — Contingencies (“ASC 450”), which requires us to assess contingencies to determine the degree of probability and range of possible loss. An estimated loss contingency is accrued in our financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate loss may differ from these estimates. It is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

FDA Consent Decree.    We are operating under an amended consent decree with the U.S. Food and Drug Administration, or FDA, related to our infusion pump business in the United States. We entered into a consent decree with the FDA in February 2007 related to our Alaris SE pumps (the “Consent Decree”), and in February 2009, we amended the consent decree (the “Amended Consent Decree”), to include the Alaris System and all other infusion pumps manufactured by or for CareFusion 303, Inc., our subsidiary that manufactures and sells infusion pumps in the United States.

We have been working to satisfy the requirements of the Amended Consent Decree, which included the requirements of the Consent Decree. In accordance with the Consent Decree, we reconditioned Alaris SE pumps that had been seized by the FDA, remediated Alaris SE pumps in use by customers and had an independent expert inspect the Alaris SE pump facilities and provide a certification to the FDA as to compliance. In accordance with the Amended Consent Decree, we are implementing a corrective action plan to bring the Alaris System and all other infusion pumps in use in the U.S. market into compliance and had an independent expert inspect our infusion pump facilities and our recall procedures and provide certifications to the FDA as to compliance. The Amended Consent Decree does not apply to intravenous administration sets and accessories. Furthermore, it does not prohibit us from continuing to manufacture, market and sell infusion pumps (other than the Alaris SE pumps). The Amended Consent Decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the Amended Consent Decree, up to $15 million per year.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter, if any, or the matter’s ultimate impact on our business. We may be obligated to pay more or less than the amount that we reserved in connection with the Amended Consent Decree and our corrective action plan because, among other things, the cost of implementing the corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the Amended Consent Decree or our corrective action plan and therefore impose penalties under the Amended Consent Decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the Amended Consent Decree.

Other Matters.    In addition to the matters described above, we also become involved in other litigation and regulatory matters incidental to our business, including, but not limited to, product liability claims, employment matters, commercial disputes, intellectual property matters, inclusion as a potentially responsible party for environmental clean-up costs, and litigation in connection with acquisitions and divestitures. We intend to defend ourselves in any such matters and do not currently believe that the outcome of any such matters will have a material adverse effect on our financial condition, results of operations and cash flows.

We may also determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling and other actions. We have recalled, and/or conducted field alerts relating to, certain of our products from time to time. These activities can lead to costs to repair or replace affected products, temporary interruptions in product sales and action by regulators, and can impact reported results of operations. We currently do not believe that these activities (other than those specifically disclosed herein) have had or will have a material adverse effect on our business or results of operations.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

NOTE 12. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURES

Derivative Instruments

We are exposed to market risks arising from changes in foreign currency exchange rates and interest rates. We manage these risks by entering into derivative financial instruments.

The following table summarizes the fair value of our assets and liabilities related to derivative financial instruments, and the respective line items in which they were recorded in the combined balance sheet as of June 30, 2009:

(in millions)	Balance Sheet Location	June 30, 2009
Assets:
Derivatives Designated as Hedging Instruments:
Foreign Currency Forward Contracts	Prepaid Expenses and Other	$1

Liabilities:
Derivatives Designated as Hedging Instruments:
Foreign Currency Forward Contracts	Other Accrued Liabilities	$4

There were no derivative instruments outstanding at September 30, 2009.

Cash Flow Hedges.    We enter into foreign currency forward contracts to protect the value of anticipated foreign currency revenues and expenses associated with certain forecasted transactions. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income/(loss) (“OCI”) and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately. The cash flow impact of fair value hedges is included in the consolidated and combined statements of cash flows in “Other Accrued Liabilities and Operating Items, Net”.

At June 30, 2009, we held forward contracts to hedge probable, but not firmly committed, revenue and expenses. The principal currencies hedged are the Canadian dollar, European euro, Mexican peso, British pound, and Australian dollar. These forward contracts were all settled prior to September 30, 2009.

The following table summarizes the outstanding cash flow hedges as of June 30, 2009:

	June 30, 2009
(in millions)	Notional Amount	Maturity Dates
Foreign Currency Forward Contracts	$160	Through June 2010

At September 30, 2009 and June 30, 2009 we had $4 million of losses included in OCI for foreign currency forward derivative contracts designated as cash flow hedges, all of which will be reclassified to earnings over the next twelve months, based on the timing of the underlying cash flow event. During the quarter ended September 30, 2009 and 2008, we reclassified immaterial amounts from OCI into earnings.

Fair Value (Non-Designated) Hedges. We enter into foreign currency forward contracts to manage foreign exchange exposure related to intercompany financing transactions and other balance sheet items subject to

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

revaluation that do not meet the requirements for hedge accounting treatment. Accordingly, these derivative instruments are adjusted to current market value at the end of each period. The gain or loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability. The settlement of the derivative instrument and the remeasurement adjustment on the foreign currency denominated asset or liability are both recorded in the combined statements of income in “Interest Expense and Other, Net” at the end of each period. The cash flow impact of fair value hedges is included in the consolidated and combined statements of cash flows in “Other Accrued Liabilities and Operating Items, Net”. There were no fair value hedges outstanding at September 30, 2009.

The following table summarizes the economic derivative instruments outstanding as of June 30, 2009:

	June 30, 2009
(in millions)	Notional Amount	Maturity Date
Foreign Currency Forward Contracts	$314	July 2009

For the quarters ended September 30, 2009 and 2008, we recognized $5 million and $3 million of losses, respectively, within Interest Expense and Other, Net, for foreign currency forward contracts.

The following is a summary of the fair value loss on our derivative instruments, based upon the estimated amount that we would pay to terminate the contracts based on quoted market prices for the same or similar instruments as of June 30, 2009:

	June 30, 2009
(in millions)	Notional Amount	Fair Value Gain/(Loss)
Foreign Currency Forward Contracts	$474	$(4)

There were no outstanding derivative contracts at September 30, 2009.

Fair Value Measurements

ASC 820 — Fair value Measurements and Disclosures (“ASC 820”) establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

•	Level 1 — Observable prices in active markets for identical assets and liabilities;
•

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

Assets and Liabilities Measured at Fair Value on a Recurring Basis.    The following table presents information about our financial assets and financial liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques we utilize to determine such fair value at September 30, 2009:

	Fair Value Measurements
(in millions)	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash Equivalents	$318	$—	$—	$318
Other Investments	8	—	—	8

Total	$326	$—	$—	$326

The cash equivalents balance is comprised of highly liquid investments purchased with a maturity of three months or less. The other investments balance includes investments in mutual funds classified as other long-term assets with an offsetting balance in other long-term liabilities, all related to our deferred compensation plan. Both the cash equivalents and other investments were valued based on quoted market prices for identical instruments.

Assets and Liabilities Measured at Fair Value on A Nonrecurring Basis.    The following table presents information about our nonfinancial assets and nonfinancial liabilities that are measured at fair value on a nonrecurring basis, and indicates the fair value hierarchy of the valuation technique we utilized to determine such fair value at September 30, 2009:

	Fair Value Measurements
(in millions)	Level 1	Level 2	Level 3	Total
Non Financial Assets:
Long-lived Assets Held For Sale	$—	$25	$—	$25

Total	$—	$25	$—	$25

In accordance with the provisions of ASC 360 — Property, Plant, and Equipment (“ASC 360”), long-lived assets held for sale associated with our Audiology business with a carrying amount of $32 million were written down to their fair value of $25 million less costs to sell in the quarter ended September 30, 2009. This resulted in an impairment of $7 million, which is included in “Income from Discontinued Operations, Net of Tax” in the consolidated and combined statements of income. The fair value of the long-lived assets held for sale was based on the contractually agreed selling price. See Note 2 for further information.

NOTE 13. RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

Effective upon the completion of the spinoff, Cardinal Health ceased to be a related party to us. The following paragraphs discuss related party transactions with Cardinal Health, the services they provided and how they were accounted for in our financial statements prior to the spinoff.

Historically, we participated in a number of corporate-wide programs administered by Cardinal Health. These programs include, but are not limited to, participation in Cardinal Health domestic cash management system, insurance programs, employee benefit programs, worker’s compensation programs, and tax planning services.

Allocation of General Corporate Expenses.    The consolidated and combined financial statements include expense allocations for certain functions provided by Cardinal Health, including, but not limited to, general

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and share-based compensation. These expenses were allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other appropriate measure. Prior to July 1, 2009, we operated as a component of Cardinal Health, and therefore we were allocated expenses associated with the functions described above. As of July 1, 2009, we began operating as a wholly-owned subsidiary of Cardinal Health and therefore received significantly less expense allocations as the majority of these allocations were replaced with directly incurred expenditures at the CareFusion level. We were allocated $19 million and $98 million, for the two months ended August 31, 2009 and the quarter ended September 30, 2008, respectively, of general corporate expenses incurred by Cardinal Health which is included within “Selling, General and Administrative Expenses” or SG&A expenses in the consolidated and combined statements of income. Included within the $98 million of SG&A expenses allocated to us from Cardinal Health for the quarter ended September 30, 2008 is $5 million allocable to discontinued operations. No amount of the $19 million was allocated to discontinued operations for the two months ended August 31, 2009.

Related Party Sales.    We sell certain medical products and supplies through the medical distribution business of Cardinal Health. Prior to the spinoff, which occurred on August 31, 2009, these sales were considered related party sales. Subsequent to the spinoff, these sales are no longer considered related party sales.

We recognize product revenue on sales through the medical distribution business of Cardinal Health, both before and after the spinoff, primarily when title transfers to the end customer, which is typically upon receipt by the end customer. Our product revenue related to these related party sales totaled $180 million and $237 million for the two months ended August 31, 2009 and the quarter ended September 30, 2008, respectively. Included within these amounts are $72 million and $103 million associated with discontinued operations for the two months ended August 31, 2009 and the quarter ended September 30, 2008, respectively.

Inventory held in Cardinal Health distribution centers associated with these sales prior to the spinoff was $93 million at June 30, 2009. Inventory subsequent to the spinoff is CareFusion inventory and therefore not a related party balance. Included within the $93 million of the inventory associated with these sales as of June 30, 2009 is $38 million associated with discontinued operations.

Prior to the spinoff the accounts receivable associated with these customer sales was maintained by Cardinal Health. The amount of accounts receivable allocated to us was $129 million at June 30, 2009. Included within the $129 million of accounts receivable allocated to us as of June 30, 2009 was $47 million associated with discontinued operations.

In connection with the spinoff, we entered into the following agreements with Cardinal Health:

•

Separation Agreement.    The separation agreement sets forth, among other things, our agreements with Cardinal Health regarding the principal transactions that were necessary to separate us from Cardinal Health. It also sets forth other agreements that govern certain aspects of our ongoing relationship with Cardinal Health. These other agreements include: Transfer of Assets and Assumptions of Liabilities; Future Claims; Releases; Indemnifications; Legal Matters; Insurance; and the Distribution of cash and common shares.

•

Stockholder’s and Registration Rights Agreement.    We and Cardinal Health entered into a stockholder’s and registration rights agreement pursuant to which we agreed that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect the registration under

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. In addition, Cardinal Health agreed to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, Cardinal Health granted us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Cardinal Health to a person other than Cardinal Health, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

•

Transition Services Agreement.    We and Cardinal Health entered into a transition services agreement in connection with the separation to provide each other, on a transitional basis, certain administrative, human resources and support services and other assistance consistent with the services provided by the parties to each other before the separation. The charges for the transition services generally are intended to allow the providing company to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services will generally be based on either a pre-determined flat fee or an allocation of the cost incurred by the company providing the service, including certain fees and expenses of third-party service providers.

•

Tax Matters Agreement.    This agreement governs Cardinal Health’s and CareFusion’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. The tax matters agreement also contains restrictions on our ability (and the ability of any member of our group) to take actions that could cause the contribution of the businesses to us by Cardinal Health and the distribution of our common stock to Cardinal Health shareholders in the spinoff to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of our assets or stock and the liquidation or dissolution of us and certain of our subsidiaries.

•

Employee Matters Agreement.    This agreement governs our compensation and employee benefit obligations with respect to our current and former employees. The employee matters agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and related matters in connection with the separation, including, among other things, the treatment of outstanding Cardinal Health equity awards and equity-based awards, annual and long-term incentive awards, deferred compensation obligations, severance arrangements, retirement plans and welfare benefit obligations.

•

Intellectual Property Agreements.    We entered into a master intellectual property license agreement with Cardinal Health pursuant to which each party granted a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license under the intellectual property and technology owned by it as a result of the separation (other than the intellectual property and technology licensed under various other agreements) to the other for use in the conduct of the other’s business as of the separation. We entered into a transitional trademark license agreement pursuant to which Cardinal Health and Cardinal Health Technologies granted us a royalty-free, worldwide, non-exclusive, non-transferable, fully paid-up license to use certain of their trademarks, trade names and service marks used in our business as of the separation, or licensed marks, or to allow us sufficient time to (a) rebrand and phase out of use of the licensed marks and (b) transfer or change any product registrations or regulatory approvals (or applications for either of the foregoing) that are under the name of Cardinal Health or any of its affiliates to our new corporate name.

•

License Agreements.    Cardinal Health also granted us a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license to certain design specifications and to any patent issued to Cardinal Health under its current patent application for its remote pharmacy order processing system for use by

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

us in our PyxisConnect product line. In addition, Cardinal Health granted us an exclusive license, under certain patents and trademarks, to make (worldwide) and sell (outside of North America and Puerto Rico or any country where Cardinal Health has a distribution relationship with a third party with respect to certain of its medical products) certain medical products under specified brands for a period of two years. Cardinal Health also granted us a non-exclusive license, under such patents and trademarks and for a period of two years, to make and sell such medical products in other countries where Cardinal Health has a non-exclusive distribution relationship with a third party with respect to such products.

•

Distribution/Supply Agreements.    Cardinal Health agreed to provide or distribute products (and related services), on both an exclusive and non-exclusive basis, under various distribution/supply agreements with us and vice versa, pursuant to which one party will supply certain products to the other party for distribution by the other party in certain geographic locations (both domestic and international) or for use by the other party as a component of its own products.

•

Miscellaneous Agreements.    We entered into various agreements with Cardinal Health for certain specified services relating to (a) the development by us of barcode scanning for pre-filled syringes being developed by Cardinal Health for use in connection with infusion pumps; (b) the provision of gamma sterilization services and warehouse and logistic services by Cardinal Health to us; (c) the manufacture, packaging and provision of related services by Cardinal Health with respect to various surgical procedure kits using our products; (d) referral by Cardinal Health of our products to its customers; and (e) service and ongoing service maintenance for the CardinalASSIST and Valuelink programs owned by Cardinal Health and used by us in our dispensing business.

Parent Company Equity.    Net transfers from parent are included within “Parent Company Investment” in the consolidated statement of stockholders’ equity. The components of the net transfers from parent are as follows:

(in millions)	Quarter Ended September 30, 2009
Net Change in Debt Allocated from Parent[1]	$1,281
Net Change in Income Tax Accounts	83
Corporate Push Down	48
Other	41

Total Net Transfers from Parent	$1,453

[1]

The debt allocated to us from Cardinal Health at June 30, 2009 was retained by Cardinal Health and not settled for cash; however, as part of the spinoff we paid a $1.374 billion cash dividend to Cardinal Health as consideration for the contribution of the majority of the businesses comprising its clinical and medical products segment.

All significant intercompany transactions between us and Cardinal Health were included in the consolidated and combined financial statements and are considered to be effectively settled for cash in the consolidated and combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the consolidated and combined statements of cash flows as a financing activity and in the consolidated and combined balance sheets as Parent Company Investment for the periods prior to our spinoff at August 31, 2009.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

NOTE 14. PRODUCT WARRANTIES

We offer warranties on certain products for various periods of time. We accrue for the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects management’s best estimate of probable liability based on current and historical product sales data and warranty costs incurred. Our accrued warranty balance at June 30, 2009 was $31 million. During the quarter ended September 30, 2009, we accrued reserves of $1 million and paid $2 million of claims, resulting in an ending balance of $30 million at September 30, 2009.

As of September 30, 2009 and June 30, 2009 approximately $18 million and $20 million, respectively, of net product recall charges are included in product warranties costs.

NOTE 15. SEGMENT INFORMATION

The following table presents information about our reporting segments:

(in millions)	Critical Care Technologies	Medical Technologies and Services[1]	Total
September 30, 2009:
External Revenues	$617	$306	$923
Depreciation and Amortization	29	12	41
Operating Income	101	16	117
Capital Expenditures	17	4	21

September 30, 2008:
External Revenues	$618	$297	$915
Depreciation and Amortization	28	11	39
Operating Income	75	15	90
Capital Expenditures	16	11	27

[1]	Segment results for the Medical Technology and Services segment have been adjusted for discontinued operations. See Note 2.

The following table presents revenue and net property and equipment by geographic area:

	Revenue		Property and Equipment, Net
	Quarters Ended September 30,		September 30, 2009	June 30, 2009
(in millions)	2009	2008
United States	$635	$628	$294	$271
International	288	287	124	125

Total	$923	$915	$418	$396

NOTE 16. SHARE-BASED COMPENSATION

We maintain a stock incentive plan that provides for awards of non-qualified and incentive stock options, restricted stock and restricted stock units and performance shares for the benefit of certain of our officers, directors and employees. Under CareFusion’s 2009 Long-Term Incentive Plan (“the Plan”), there are 40.0 million shares of common stock reserved and eligible for issuance. At September 30, 2009, awards have been granted with respect to 17.6 million shares of the 40.0 million reserved shares with 22.4 million shares

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

available for future awards. The number of shares to be issued in connection with performance share units is not determined until the end of their respective performance period. New shares are issued for settlement of awards under the Plan.

Spinoff from Cardinal Health

At the time of the spinoff, Cardinal Health converted or adjusted outstanding stock options, restricted stock and restricted stock units (collectively, “share-based awards”) with respect to Cardinal Health common shares held by Cardinal Health and CareFusion employees. The manner of conversion for each employee was determined based on the date of the original share-based grant and the employment status of the employee at the spinoff date of August 31, 2009.

Each Cardinal Health stock option was converted or adjusted based on the following:

•

Stock Options Granted on or Prior to September 26, 2007.    Each option granted on or prior to September 26, 2007 was converted into an adjusted Cardinal Health stock option and a CareFusion stock option. The exercise prices of the CareFusion stock option and the adjusted Cardinal Health stock option and the number of shares subject to each such stock option reflected a mechanism that was intended to preserve the intrinsic value of the original Cardinal Health stock option.

•

Stock Options Granted After September 26, 2007.    In general, each stock option granted after September 26, 2007 that was held by an employee of CareFusion at the spinoff date was converted into a CareFusion stock option, subject to an adjustment mechanism intended to preserve the intrinsic value of such stock options.

Similarly, each Cardinal Health restricted stock share or restricted stock unit was converted based on the following:

•

Restricted Stock and Restricted Stock Units Granted on or Prior to September 26, 2007.    Each restricted stock or restricted stock unit granted on or prior to September 26, 2007 received for the unvested portion thereof, CareFusion restricted stock or restricted stock units, as applicable, representing the right to receive 0.5 shares of CareFusion common stock for each Cardinal Health common share subject to the award. The underlying Cardinal Health restricted stock or restricted stock units remain in effect unadjusted.

•

Restricted Stock and Restricted Stock Units Granted After September 26, 2007.    In general, each restricted stock or restricted stock unit granted after September 26, 2007 that was held by an employee of CareFusion at the spinoff date was converted into a CareFusion restricted stock or restricted stock unit, intended to preserve the fair market value of the awards.

The fair value of the Cardinal Health stock awards and the converted CareFusion stock awards immediately following the spinoff was slightly higher than the fair value of such stock awards immediately prior to the spinoff. As a result, we incurred incremental compensation expense of less than $1 million. A portion of this incremental compensation expense was recorded during the quarter ended September 30, 2009; the remaining amount will be recognized over the remaining vesting period of the related unvested share-based awards.

We are responsible for fulfilling all share-based awards related to CareFusion common stock and Cardinal Health is responsible for fulfilling all share-based awards related to Cardinal Health common shares, regardless of whether the employee holding the share-based award is an employee of CareFusion or Cardinal Health. Based on the requirements of ASC 718 — Share-Based Payment (“ASC 718”), we record share-based compensation expense for the share-based awards held by our employees, regardless of whether such share-based awards are based on common stock of CareFusion or common shares of Cardinal Health, with the offsetting impact recorded to “Additional Paid-In Capital” in our consolidated and combined balance sheet.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

Cardinal Health Option Exchange Program

On June 19, 2009, Cardinal Health commenced a stock option exchange program whereby participants (including CareFusion employees) could elect to exchange certain Cardinal Health stock options with exercise prices substantially above the current grant price for a lesser number of Cardinal Health stock options with a lower exercise price. This stock option exchange program was completed on July 17, 2009. Certain of the awards exchanged in the stock option exchange program were converted or adjusted in connection with the spinoff. Taking into account the conversion and/or adjustment, stock options to purchase 1.1 million shares of CareFusion common stock were exchanged (cancelled) and replacement stock options for 0.2 million shares of CareFusion common stock were made; no additional compensation expense was recorded.

Share-Based Awards

Stock Options.    Under the Plan, stock options generally vest in equal annual installments over three years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of CareFusion’s common stock at the date of grant.

A summary of CareFusion stock option activity related to CareFusion and Cardinal Health employees for the quarter ended September 30, 2009 is as follows. All awards granted between July 1, 2009 and August 31, 2009 have been adjusted to reflect the conversion ratio as of the date of the spinoff as all stock options prior to the spinoff were stock options of Cardinal Health. With respect to the Cardinal Health stock options granted prior to September 26, 2007, the converted CareFusion stock options retained the vesting schedule and expiration date of the original Cardinal Health stock options.

(in millions, except per share amounts)	Shares Subject to Options	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at July 1, 2009	9.5	$31.91
Granted[1]	3.3	$20.56
Exercised	(0.1)	$17.33
Canceled/Forfeited[1]	(1.1)	$18.05
Conversion of Cardinal Health stock options to CareFusion stock options	1.6	$19.65

Outstanding, September 30, 2009	13.2	$28.63	4.6	$12

Exercisable, September 30, 2009	8.4	$32.16	3.6	$2

[1]	Includes 0.2 million stock options granted and 1.1 million stock options cancelled as a result of the option exchange program.

The table presented below summarizes activity related to CareFusion stock options exercised during the quarters ended September 30, 2009 and 2008:

	Quarters Ended September 30,
(in millions)	2009	2008
Proceeds From Stock Options Exercised	$1	$	n/a
Intrinsic Value of Stock Options Exercised	$—		$—
Tax Benefit Related to Stock Options Exercised	$—		$—

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

Cardinal Health received the cash proceeds for stock options exercised prior to September 1, 2009, and are therefore not presented prior to that date.

The fair value of the stock options granted during the quarter ended September 30, 2008 was valued by Cardinal Health utilizing a lattice valuation model. The fair value of stock options granted by CareFusion during the quarter ended September 30, 2009 and subsequent to the spinoff was valued by CareFusion utilizing a Black-Scholes-Merton valuation model. The Black-Scholes-Merton model was utilized subsequent to the spinoff based on a review of facts and circumstances associated with the anticipated exercise patterns of employees at a new publicly traded company. Had we used the Black-Scholes-Merton valuation model instead of the Lattice valuation model for periods prior to the spinoff, it would not have resulted in a material impact on our financial condition, results of operations or cash flows.

The following assumptions were utilized in deriving the fair value for awards granted under the Black-Scholes-Merton model for the quarter ended September 30, 2009 and the lattice model for the quarter ended September 30, 2008:

	Quarters Ended September 30,
	2009	2008
Risk Free Interest Rate	2.29%	0.03% — 3.48%
Expected Term	5.0	4.5 — 7.0
Volatility	32.1%	27.0% — 30.0%
Dividend Yield	—%	1.0% — 2.33%
Weighted-Average Grant Date Fair Value	$6.68	$7.77

Black-Scholes-Merton.    The expected term of the stock option represents the estimated period of time until exercise and is based on the vesting period of the award and the estimated exercise patterns of employees. The risk-free rate is based on an U.S. Treasury equivalent instrument with the same term as the expected term. Volatility is based on a historical volatility of a peer group of five companies that have similar revenues, earnings and market capitalization, as well as operate in the same industry as CareFusion, and is based on a volatility measure over the approximate expected term of the stock options. We do not currently plan to pay dividends on our common stock and therefore the dividend yield percentage is set at zero.

The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of traded stock options which have no vesting restrictions and are fully transferable, and includes management’s estimates of the relative inputs. Though we believe this is the best valuation technical for our stock options, our estimate of fair value may differ from other valuation models.

Lattice Model.    The expected term of the Cardinal Health stock options granted prior to the spinoff was calculated based on historical Cardinal Health employee exercise behavior. The risk-free rate was based on the U.S. Treasury yield curve at the time of the grant. Volatility was based on implied volatility from traded options of Cardinal Health’s stock and historical volatility over a period of time commensurate with the contractual term of seven years. The dividend yield was based on the actual dividend yield at the time of grant with the assumption of a consistent rate of dividends over the life of the grant.

Restricted Stock and Restricted Stock Units.    Under the Plan, restricted stock and restricted stock units (“restricted stock awards”) generally vest in equal installments over three years. The fair value of restricted stock awards is based on the closing price of our common stock on the date of grant. The weighted-average grant date fair values of restricted stock awards granted for quarters ended September 30, 2009 and 2008, was $20.71 and $31.54, respectively.

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

A summary of CareFusion restricted stock awards related to CareFusion and Cardinal Health employees for the quarter ended September 30, 2009 is as follows. All restricted share awards granted between July 1, 2009 and August 31, 2009 have been adjusted to reflect the conversion ratio as of the date of the spinoff as all restricted share awards prior to the spinoff were associated with Cardinal Health common shares. With respect to restricted share awards granted prior to September 26, 2007, the converted CareFusion restricted stock awards retained the vesting schedule of the original Cardinal Health restricted share awards.

(in millions, except per share amounts)	Shares	Weighted- Average Grant Date Fair Value
Balance at July 1, 2009	1.2	$30.85
Granted	2.6	$20.71
Vested	(0.2)	$18.99
Forfeited	(0.5)	$20.39
Conversion of Cardinal Health Restricted Share Awards to CareFusion Restricted Stock Awards	0.7	$19.65

Outstanding, September 30, 2009	3.8	$23.83

Performance Share Units.    Performance share units provide share-based compensation to participants for which vesting is contingent upon company performance relative to a specific financial target, as defined in the award agreement. Performance share units granted during the quarter ended September 30, 2009 vest between two and four years after the grant date on a sliding scale of units, depending on the timing of achievement of a two-year average cash flow target, as defined in the award agreement. The amount of compensation expense recognized, as well as the period over which the awards are expected to vest, is based on management’s estimate of the most likely outcome. Management’s estimate of the likelihood of achieving these performance targets and the timing of achievement of such targets may materially change over time based on facts and circumstances. The fair value of performance share units is based on the closing price of the company’s common stock on the date of grant.

The following table depicts the amount of units that will be paid out depending on the timing of achieving the performance target after the grant date (measured at the fiscal year end):

Year Performance Target Achieved	Percent Payout of Awarded Units
2	150%
3	100%
4	50%

No payout is earned if the performance target is not achieved by year four. Compensation expense for the quarter ended September 30, 2009 was based on an estimate of achieving the performance target in year three.

We granted 0.4 million performance share units during the quarter ended September 30, 2009, with a weighted-average grant date fair value of $20.71 per unit. No performance share units were forfeited or vested during the quarter ended September 30, 2009.

Accounting for Share-Based Compensation.    We account for share-based compensation in accordance with ASC 718, which requires the expense resulting from all share-based payment transactions with employees to be

CAREFUSION CORPORATION

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Unaudited)

recognized in the income statement over the period during which an employee provides the requisite service in exchange for the award, based on their award’s fair value. Most stock options and restricted stock and restricted stock units vest ratably over a three-year vesting period. Compensation expense associated with these graded-vesting awards is recognized using the straight-line method over the three-year vesting period. Stock options generally have a seven-year contractual term.

As of September 30, 2009, our total unrecognized compensation expense was $102 million related to nonvested share-based compensation awards and includes compensation expense that we will recognize for both CareFusion and Cardinal Health share-based awards that are held by our employees. This compensation expense is expected to be recognized over a weighted-average period of approximately 2.2 years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the

Board of Directors of CareFusion Corporation

We have audited the accompanying combined balance sheets of CareFusion Corporation (the “Company”) as of June 30, 2009 and 2008, and the related combined statements of earnings, parent company equity, and cash flows for each of the three years in the period ended June 30, 2009. Our audits also included the financial statement schedule listed in the Index at page F-77. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of June 30, 2009 and 2008, and the combined results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with the U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 10 to the combined financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” as of July 1, 2007.

/s/ Ernst & Young LLP

San Diego, California

September 15, 2009,

except for Note 2, as to which the date is

November 13, 2009

CAREFUSION CORPORATION

COMBINED STATEMENTS OF INCOME

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Revenue	$3,595	$3,663	$2,659
Cost of Products Sold	1,864	1,896	1,363

Gross Margin	1,731	1,767	1,296
Selling, General and Administrative Expenses	1,055	1,027	827
Research and Development Expenses	160	157	101
Restructuring and Acquisition Integration Charges	72	35	22
Acquired In-Process Research and Development	—	18	85

Operating Income	444	530	261

Interest Expense and Other, Net (Including Net Interest Expense Allocated from Parent of $80, $88, and $72 for Fiscal 2009, 2008 and 2007, respectively)	101	87	62

Income Before Income Taxes	343	443	199
Provision for Income Taxes	53	110	31

Income from Continuing Operations	290	333	168
Income from Discontinued Operations, Net of Tax Expense	278	330	334

Net Income	$568	$663	$502

See accompanying notes to combined financial statements

CAREFUSION CORPORATION

COMBINED BALANCE SHEETS

(in millions)	June 30, 2009	June 30, 2008
ASSETS
Current Assets:
Cash and Equivalents	$626	$480
Trade Receivables, Net	473	562
Current Portion of Net Investment in Sales-Type Leases	391	373
Inventories, Net	429	445
Prepaid Expenses and Other	62	91
Current Assets of Discontinued Operations	409	371

Total Current Assets	2,390	2,322

Property and Equipment, Net	396	447
Net Investment in Sales-Type Leases, Less Current Portion	919	899
Goodwill	2,903	2,871
Intangible Assets, Net	896	957
Other Assets	57	54
Non-Current Assets of Discontinued Operations	788	779

Total Assets	$8,349	$8,329

LIABILITIES AND PARENT COMPANY EQUITY
Current Liabilities:
Current Portion of Long-Term Obligations and Other Short-Term Borrowings, Including Debt Allocated from Parent of $129 and $63, at June 30, 2009 and 2008, respectively	$130	$70
Accounts Payable	100	123
Other Accrued Liabilities	412	497
Current Liabilities of Discontinued Operations	120	110

Total Current Liabilities	762	800

Long-Term Obligations, Less Current Portion, Including Debt Allocated from Parent of $1,152 and $1,534, at June 30, 2009 and 2008, respectively	1,159	1,539
Deferred Income Taxes and Other Liabilities	863	823
Non-Current Liabilities of Discontinued Operations	114	119

Total Liabilities	2,898	3,281

Commitments and Contingencies

Parent Company Equity:
Parent Company Investment	5,506	4,977
Accumulated Other Comprehensive Income (Loss)	(55)	71

Total Parent Company Equity	5,451	5,048

Total Liabilities and Parent Company Equity	$8,349	$8,329

See accompanying notes to combined financial statements

CAREFUSION CORPORATION

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

(in millions)	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity	Comprehensive Income
Balance at June 30, 2006	$2,726	$36	$2,762
Comprehensive Income:
Net Income	502	—	502	502
Foreign Currency Translation Adjustments	—	15	15	15
Net Unrealized Loss on Derivatives	—	(3)	(3)	(3)

Total Comprehensive Income				$514

Net Transfers from Parent	1,611	—	1,611

Balance at June 30, 2007	4,839	48	4,887

Comprehensive Income:
Net Income	663	—	663	663
Foreign Currency Translation Adjustments	—	24	24	24
Net Unrealized Loss on Derivatives	—	(3)	(3)	(3)
Net Change in Minimum Pension Liability	—	2	2	2

Total Comprehensive Income				$686

Impact of Adopting FASB Interpretation No. 48	(35)	—	(35)
Net Transfers to Parent	(490)	—	(490)

Balance at June 30, 2008	4,977	71	5,048

Comprehensive Income:
Net Income	568	—	568	568
Foreign Currency Translation Adjustments	—	(119)	(119)	(119)
Net Unrealized Loss on Derivatives	—	(1)	(1)	(1)
Net Change in Minimum Pension Liability	—	(6)	(6)	(6)

Total Comprehensive Income				$442

Net Transfers to Parent	(39)	—	(39)

Balance at June 30, 2009	$5,506	$(55)	$5,451

See accompanying notes to combined financial statements

CAREFUSION CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Cash and cash equivalents at July 1, attributable to Continuing Operations	$480	$508	$106
Cash and cash equivalents at July 1, attributable to Discontinued Operations	$127	$169	$87

Cash Flows from Operating Activities:
Net Income	568	663	502
Income from Discontinued Operations	278	330	334

Income from Continuing Operations	290	333	168
Adjustments to Reconcile Income from Continuing Operations to Net Cash Provided by Operating Activities:
Depreciation and Amortization	170	146	100
Acquired In-Process Research and Development	—	18	85
Equity-Based Compensation Expense	56	54	68
Provision for Deferred Income Taxes	(71)	66	(32)
Provision for Bad Debts	11	7	(1)
Loss on Sales of Property and Equipment, Net	16	11	20
Change in Operating Assets and Liabilities, Net of Effects from Acquisitions:
(Increase)/Decrease in Trade Receivables	77	(19)	(64)
(Increase)/Decrease in Inventories	14	(14)	(40)
Increase in Net Investment in Sales-Type Leases	(38)	(126)	(125)
Decrease in Accounts Payable	(22)	(13)	(9)
Other Accrued Liabilities and Operating Items, Net	12	98	(41)

Net Cash Provided by Operating Activities – Continuing Operations	515	561	129
Net Cash Provided by Operating Activities – Discontinued Operations	288	325	391

Net Cash Provided by Operating Activities	803	886	520

Cash Flows from Investing Activities:
Acquisition of Subsidiaries, Net of Divestitures and Cash Acquired	(4)	(584)	(1,604)
Additions to Property and Equipment	(108)	(179)	(106)
Additions to Intangible Assets	(21)	(25)	(3)

Net Cash Used in Investing Activities – Continuing Operations	(133)	(788)	(1,713)
Net Cash (Used in)/Provided by Investing Activities – Discontinued Operations	(21)	15	(9)

Net Cash Used in Investing Activities	(154)	(773)	(1,722)

Cash Flows from Financing Activities:
Net Change in Third Party Obligations	(3)	(16)	(123)
Net Cash Transfer (to)/from Parent	(183)	149	2,107

Net Cash (Used in)/Provided by Financing Activities – Continuing Operations	(186)	133	1,984
Net Cash (Used in)/Provided by Financing Activities – Discontinued Operations	(235)	(383)	(303)

Net Cash Used in Financing Activities	(421)	(250)	1,681

Effect of Exchange Rate Changes on Cash – Continuing Operations	(50)	66	2
Effect of Exchange Rate Changes on Cash – Discontinued Operations	(2)	1	3

Net Effect of Exchange Rate Changes on Cash	(52)	67	5

Net Increase/(Decrease) in Cash and Equivalents – Continuing Operations	146	(28)	402
Net Increase/(Decrease) in Cash and Equivalents – Discontinued Operations	30	(42)	82

Cash and Equivalents at June 30, attributable to Continuing Operations	$626	$480	$508

Cash and Equivalents at June 30, attributable to Discontinued Operations	$157	$127	$169

Supplemental Information:
Cash Payments for:
Interest	$82	$89	$74
Income Taxes	$27	$20	$24

See accompanying notes to combined financial statements

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from Cardinal Health, Inc.    On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro rata distribution of common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. CareFusion Corporation was incorporated in Delaware on January 14, 2009 for the purpose of holding such businesses. We completed the spinoff from Cardinal Health on August 31, 2009. In connection with the spinoff, Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us (“the contribution”), and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders (“the distribution”), based on a distribution ratio of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. As a condition to the separation, Cardinal Health is required to dispose of the remaining 19% of our common stock within five years of the distribution date. In connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us prior to the spinoff, which were part of the clinical and medical products businesses of Cardinal Health. These lines of businesses are reflected in the CareFusion financial information as discontinued operations.

In connection with the spinoff, we have incurred and expect to incur one-time expenditures primarily consisting of employee-related costs, including severance, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Additionally, we will incur increased costs as an independent publicly-traded company, primarily as a result of higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our financial reporting, investor relations, legal, procurement and other services. We believe cash flow from operations will be sufficient to fund these additional corporate expenses.

Unless the context otherwise requires, references in these notes to audited combined financial statements to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our,” “the company” and “our company” refer to CareFusion Corporation and its combined subsidiaries. References in notes to audited combined financial statements to “Cardinal Health” or “parent” refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries (other than CareFusion Corporation and its combined subsidiaries), unless the context otherwise requires.

Our Business.    We are a global medical technology company with clinically proven products and services designed to measurably improve the safety and quality of healthcare. We offer comprehensive product lines in the areas of intravenous, or IV, infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include: Alaris, Pyxis, AVEA, Pulmonetic Systems, Jaeger, SensorMedics, ChloraPrep and V. Mueller. Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. Our business consists of two reporting segments: Critical Care Technologies and Medical Technologies and Services:

•	Critical Care Technologies includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.
•

Medical Technologies and Services includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

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NOTES TO COMBINED FINANCIAL STATEMENTS

Principles of Combination and Basis of Presentation.    The combined financial statements presented herein, and discussed below, have been prepared on a stand-alone basis and are derived from the combined financial statements and accounting records of Cardinal Health. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States of America, or GAAP. Included within our combined financial statements are the results of certain businesses which have historically been managed by us but will be retained by Cardinal Health post separation. These lines of businesses are reflected in the combined financial statements as discontinued operations. Our fiscal year ends on June 30. All significant intracompany transactions and accounts between our businesses have been eliminated.

All significant intercompany transactions between us and Cardinal Health have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as “Parent Company Investment”. All references to “notes” mean the notes to the audited combined financial statements presented herein.

CareFusion historically has utilized the services of Cardinal Health for certain functions. These services include, but are not limited to, providing working capital, as well as certain legal, finance, information technology, internal audit, tax advisory, and human resources services, including various employee benefit programs. The cost of these services has been allocated to CareFusion and included in the combined financial statements. We consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Additionally, in the periods presented we had earned royalty income from Cardinal Health and received a push down of assets and liabilities, including debt and interest expense, that has been historically reported by Cardinal Health but is specifically identifiable or otherwise allocated to us. A more detailed discussion of the relationship with Cardinal Health, including a description of the costs which have been allocated to us, as well as the method of allocation, is included in note 15.

Additionally, our combined financial statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods presented.

Use of Estimates.    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, rebate accruals, inventory valuation, goodwill and intangible asset impairment, preliminary and final purchase accounting valuations including acquired in-process research and development costs, or IPR&D, equity-based compensation, income taxes, loss contingencies and restructuring charge reserves. Actual amounts may differ from these estimated amounts.

Cash Equivalents.    We consider all liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of these cash equivalents approximates fair value.

Receivables.    Trade receivables are primarily comprised of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts and accrued rebates. Our allowance for doubtful accounts totaled $20 million at both June 30, 2009 and 2008. An account is considered past due on the first day after its due date. We monitor past due accounts on an ongoing basis and establish appropriate reserves to cover probable losses. We write off any amounts deemed uncollectible against an established allowance for doubtful accounts.

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Rebates are paid when third party distributors are able to charge us back for the difference between the price charged to the customer and the price paid by the distributor when the end customer pricing is established by us. Upon revenue recognition, we estimate the difference between the price charged to the customer and the price paid by the distributor based on historical data and record these accrued rebates as a reduction to the related revenues and receivables.

Concentrations of Credit Risk and Major Customers.    We maintain cash depository accounts with major banks throughout the world and invest in high quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. These investments mature within three months, and we have not historically incurred any related losses.

Our trade receivables, lease receivables and accrued interest receivables are exposed to a concentration of credit risk with customers in the healthcare sector. Credit risk can be affected by changes in reimbursement and other economic pressures impacting the hospital and acute care sectors of the healthcare industry. Such credit risk is limited, however, due to supporting collateral and the diversity of the customer base, including its wide geographic dispersion. We perform ongoing credit evaluations of our customers’ financial conditions and maintain reserves for credit losses. Such losses historically have been within our expectations.

Certain of our businesses have entered into agreements with group purchasing organizations, or GPOs, which have established relationships with the users of our products and act as purchasing agents that negotiate vendor contracts on behalf of their members. We do not have exclusive arrangements with these organizations and either party can terminate the relationship at any time. However, our trade receivable balances are with individual members of the GPO, and therefore no significant concentration of credit risk exists with these types of arrangements specific to the GPO.

Acquisitions.    From time to time, we acquire businesses and/or assets that augment and complement our operations. These acquisitions are accounted for under the purchase method of accounting. The combined financial statements include the results of operations from these business combinations as of the date of acquisition. Additional disclosure related to our acquisitions is provided in note 3.

Inventories.    We primarily compute inventory cost on a currently adjusted standard basis (which approximates actual cost on a first-in, first-out basis). We reduce the carrying value of inventories to a lower of cost or market basis for those items that are potentially excess, obsolete or slow-moving. We reserve for inventory obsolescence based upon historical experience, sales trends, and specific categories of inventory and age of on-hand inventory. Work-in-process and finished goods inventories include raw materials, direct labor and manufacturing overhead. See note 6 for additional information.

Property and Equipment.    Property and equipment are stated at cost. Property and equipment held for sale are recorded at the lower of cost or fair value less cost to sell. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, including capital lease assets which are depreciated over the shorter of the terms of their respective leases or their estimated useful lives. We use the following range of useful lives for our property and equipment categories: buildings and improvements: 1 to 39 years; machinery and equipment: 3 to 15 years; and furniture and fixtures: 3 to 7 years. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts. See note 7 for additional information.

Goodwill and Intangible Assets.    Goodwill is the excess of the purchase price of an acquired entity over the amounts assigned to assets and liabilities assumed in the business combination. We account for purchased goodwill and other intangible assets in accordance with Statement of Financial Standards, or SFAS, No. 142,

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NOTES TO COMBINED FINANCIAL STATEMENTS

Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives, primarily customer relationships, patents and trademarks, are amortized over their useful lives. We test goodwill for impairment in the fourth quarter of each year, or more frequently if certain indicators are present or changes in circumstances suggest impairment may exist. We conduct our impairment testing one level below our reportable segments, referred to as operating segments, as the business units comprising the operating segments service a common group of customers, offer complementary products, and share a common strategy. We test for impairment by comparing the fair value of each of the operating units to their respective carrying amount including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment.

The determination of fair value of the operating units is based on a discounted cash flow analysis. This approach incorporates many assumptions including future growth rates, discount factors and income tax rates. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods.

Product Warranties.    We offer warranties on certain products for various periods of time. We accrue the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects our best estimate of probable liability under our product warranties. We estimate the liability based on our stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair our products under warranty. Factors that affect our warranty liability include the number of units sold, the length of the warranty, historical and anticipated rates of warranty claims and cost per claim. We regularly assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. See note 17 for additional information.

Income Taxes.    Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Cardinal Health’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily reflective of the results that we would have generated on a stand-alone basis.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in Parent Company Investment.

In accordance with the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), we account for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax basis and financial reporting basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States when it is expected that these earnings are permanently reinvested.

In the first quarter of fiscal 2008, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the combined financial statements in accordance with SFAS No. 109. This standard provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the

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largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The cumulative effect of adoption of this interpretation was a $35 million reduction of Parent Company Investment. Of the $35 million reduction in “Parent Company Equity” $18 million is related to discontinued operations.

Other Accrued Liabilities.    Other accrued liabilities represent various obligations, including certain accrued operating expenses. For the fiscal years ended June 30, 2009 and 2008, the largest components of other accrued liabilities were employee compensation and related benefit accruals of $62 million and $112 million, respectively, and deferred revenue of $85 million and $92 million, respectively.

Parent Company Investment.    Parent Company Investment in the combined balance sheets represents Cardinal Health’s historical investment in us in excess of debt allocated to us, our accumulated net income after taxes, and the net effect of the transactions with and allocations from Cardinal Health. See Principles of Combination and Basis of Presentation above and note 15 for additional information.

Restructuring Charges.    We account for all exit or disposal activities in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). Under SFAS No. 146, a liability is measured at its fair value and recognized as incurred. Acquisition integration charges are expensed as incurred. Additional disclosure related to our restructuring charges is provided in note 4.

Share-Based Compensation.    Share-based compensation is accounted for under SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”). SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based at their grant date fair values. We adopted SFAS No. 123(R) on July 1, 2005, using the modified prospective transition method.

The compensation expense recognized for all share-based awards is net of estimated forfeitures and is recognized ratably over the awards’ service period. We classify equity-based compensation within “Selling, General and Administrative Expenses”, or SG&A, expenses to correspond with the same line item as the majority of the cash compensation paid to employees. See note 18 for additional information.

Revenue Recognition.    We generate revenue through the sale and lease of equipment, software, services, medical products, supplies, and the income associated with the financing of our equipment leases. In accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition (“SAB No. 104”), we recognize revenue when:

•	persuasive evidence of an arrangement exists;
•	product delivery has occurred or the services have been rendered;
•	the price is fixed or determinable; and
•	collectability is reasonably assured.

Revenue is recognized net of sales returns and allowances, administration fees, incentives and estimated rebates.

The majority of our revenue transactions qualify as multiple element arrangements. Revenue under these arrangements is accounted for in accordance with the principles of Emerging Issues Task Force, or EITF, Consensus No. 00-21, Multiple Element Arrangements (“EITF 00-21”)and, if applicable, American Institute of Certified Public Accountants Statement of Position, or SOP, No. 97-2, Software Revenue Recognition (“SOP No. 97-2”), and SFAS No. 13, Accounting for Leases (“SFAS No. 13”). Revenue in multiple element arrangements is allocated to each unit of accounting using the relative fair value method. Revenue is recognized for each unit of accounting individually. Fair value evidence used during the allocation process is limited to vendor specific objective evidence, or VSOE of fair value, or historical prices in which the products have been

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NOTES TO COMBINED FINANCIAL STATEMENTS

sold in stand-alone transactions. To the extent products have not yet been sold on a stand alone basis, VSOE of fair value is the price which management with the authority to do so has established for the product. In the event that VSOE of fair value does not exist, data points outside of the organization are utilized as objective evidence of fair value for non-software products. When fair value evidence exists for undelivered elements but does not exist for delivered elements, we apply the residual method of accounting.

Equipment sale revenue consists of dispensing, respiratory, and infusion equipment sold without safety software. We recognize equipment sale revenue upon the transfer of title and risk of loss to the customer and the substantial completion of installation or training services. When related installation and training services are considered inconsequential, delivery is deemed to occur upon the transfer of title and risk of loss, at which time revenue and the costs associated with installation and training are recognized.

Equipment lease revenue consists primarily of dispensing equipment. Lease transactions are evaluated and classified as either operating leases or sales-type leases as defined in SFAS No. 13. We recognize sales-type leases as revenue upon the completion of installation activities in the amount of the present value of the minimum lease payments. We recognize operating lease revenue evenly over the lease term, commencing upon the completion of installation activities. We recognize equipment financing revenue over the term of the sales-type lease using the effective interest method.

Product revenue consists of medical products and supplies. We sell medical products and supplies to the medical distribution business of Cardinal Health and various unrelated third-parties. We recognize product revenue on sales through the medical distribution business of Cardinal Health when title transfers to the end customer, which is typically upon shipment from Cardinal Health to the end customer. Unrelated third parties include end customers and also distributors who maintain inventories of our products and later sell the products to end customers. In many cases, we negotiate the prices of medical products and supplies directly with end customers under pricing agreements, including GPO contracts. These negotiated prices are typically lower than the prices charged to distributors. When an end customer purchases medical products and supplies from a distributor under a pricing agreement, the distributor is able to charge us back for the difference between the price charged to the customer and the price paid by the distributor. We recognize product revenue on sales to unrelated third-parties when title transfers, typically upon shipment from us, net of estimated rebates, in accordance with SAB No. 104.

Software and software-related elements are comprised primarily of infusion equipment sold with safety software, patient identification software applications and related hardware, software installation services, and post-contract support. Software and software-related elements are recognized to revenue in accordance with the guidance of SOP No. 97-2. Software and software-related elements, with the exception of software maintenance, are recognized as revenue upon the later of delivery and the completion of associated service obligations. Software maintenance arrangements and other post-contract support offerings are recognized as revenue ratably over the service period.

We periodically review our product offerings with embedded software to determine whether the software is more than incidental to the product as a whole. When embedded software is more than incidental to a product as a whole, the product is classified as software for revenue recognition purposes. Any non-software product for which a software product is essential to its functionality is classified as a software related element. Software-related elements also include software installation services and post contract support.

Service revenue consists of separately priced extended warranty contracts, separately priced installation and training, and repair services. We recognize revenue for separately priced extended warranty contracts ratably over the service term in accordance with the guidance of FASB Technical Bulletin, or FTB, No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (“FTB No. 90-1”).

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NOTES TO COMBINED FINANCIAL STATEMENTS

Separately priced installation and training and repair services are recognized as revenue based on the completed performance method, which results in the recognition of revenue upon the extinguishment of our obligation to the customer. Service revenue was immaterial for all periods presented.

Shipping and Handling.    Shipping and handling costs are included in cost of products sold in the combined statements of income. Shipping and handling costs include all delivery expenses as well as all costs to prepare the product for shipment to the end customer. Shipping and handling revenue received was immaterial for all periods presented.

Research and Development Costs.    Costs incurred in connection with development of new products and manufacturing methods are charged to expense as incurred, except certain software development costs which are capitalized after technological feasibility of the software is established.

Acquired In-Process Research and Development Costs.    IPR&D costs include the write-off of research and development projects in process at the time of acquisition, which had not yet reached technological feasibility and were deemed to have no alternative future use in accordance with FIN No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method (“FIN No. 4”). Determining the value of IPR&D requires significant estimates. The value of IPR&D is determined by estimating the future cash flows of each project and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. These methodologies include consideration of the project not achieving commercial feasibility.

Translation of Foreign Currencies.    The financial statements of our entities outside the United States generally are measured using their local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign entities into U.S. dollars are accumulated in parent company equity through other comprehensive income utilizing period-end exchange rates. Foreign currency transaction gains and losses, which are calculated by utilizing weighted average exchange rates for the period, are included in the combined statements of income in “Interest Expense and Other, Net”.

Interest Rate & Foreign Currency Risk Management.    We have historically used derivative financial instruments indirectly through our participation in the centralized hedging functions of Cardinal Health, which are designed primarily to minimize exposure to interest rate and foreign currency risk. Cardinal Health does not hold or issue derivative financial instruments for speculative purposes.

Cardinal Health uses forward currency exchange contracts and interest rate swaps to manage its exposures to the variability of cash flows primarily related to the foreign exchange rate changes of future foreign currency transaction costs and to the interest rate changes on borrowing costs. These contracts are designated as cash flow hedges.

Cardinal Health uses foreign currency forward contracts to protect the value of existing foreign currency assets and liabilities. The remeasurement adjustments for any foreign currency denominated assets or liabilities are included in “Interest Expense and Other, Net” in our combined statement of income. The remeasurement adjustment is offset by the foreign currency forward contract settlements which are also classified in “Interest Expense and Other, Net” in our combined statements of income.

Cardinal Health’s derivative contracts are adjusted to current market values each period and qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended. Periodic gains and losses of contracts designated as cash flow hedges are deferred in

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NOTES TO COMBINED FINANCIAL STATEMENTS

other comprehensive income until the underlying transactions are recognized. Upon recognition, such gains and losses are recorded in net income as an adjustment to the carrying amounts of underlying transactions in the period in which these transactions are recognized. For those contracts designated as fair value hedges, resulting gains or losses are recognized in earnings offsetting the exposure of underlying transactions. Carrying values of all contracts are included in other assets or liabilities. The effects of the interest rate and foreign currency derivative instruments (including the associated derivative assets and liabilities) have been pushed down to us on a specific identification basis.

Cardinal Health’s policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract not designated as a hedge, or so designated but ineffective, is adjusted to market value and recognized in net income immediately. If a cash flow hedge ceases to qualify for hedge accounting or is terminated, the contract would continue to be carried on the balance sheet at fair value until settled and future adjustments to the contract’s fair value would be recognized in earnings immediately. If a forecasted transaction was no longer probable to occur, amounts previously deferred in other comprehensive income would be recognized immediately in earnings. Additional disclosure related to hedging contracts is provided in note 14.

Cardinal Health is exposed to counterparty credit risk on all of its derivative instruments. Accordingly, Cardinal Health has established and maintained strict counterparty credit guidelines and enters into hedges only with major financial institutions that are investment grade or better. We do not have significant exposure to any one counterparty and management believes the risk of loss is remote and in any event would not be material. Additionally, Cardinal Health does not require collateral under these agreements.

New Accounting Pronouncements (Adopted during fiscal year 2009)

SFAS No. 157.    In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements, but does not require any new fair value measurements.

SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which delayed the effective date of SFAS No. 157 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted SFAS No. 157 for its financial assets and liabilities in the first quarter of fiscal 2009, which did not result in recognition of a transaction adjustment to retained earnings or have a material impact on our financial condition, results of operations or cash flows. We will adopt the provisions for nonfinancial assets and liabilities in the first quarter of fiscal 2010.

SFAS No. 161.    In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (iii) how derivative instruments and the related hedged item affect an entity’s results of operations, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We adopted SFAS No. 161 in the third quarter of fiscal 2009. Since SFAS No. 161 is a disclosure standard, this adoption did not have any impact on our financial condition, results of operations or cash flows.

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SFAS No. 165.    In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). This statement provides guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This statement is effective for interim or fiscal periods ending after June 15, 2009, and is applied prospectively. We adopted SFAS No. 165 in the fourth quarter of fiscal 2009; this adoption did not have any impact on our financial condition, results of operations or cash flows. We have evaluated subsequent events for recognition or disclosure through the date these financial statements were issued, September 15, 2009, which is the date the financial statements were initially filed with the SEC. (See Note 2 for impact of discontinued operations in revised financial statements).

New Accounting Pronouncements (Not yet adopted)

SFAS No. 141(R).    In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which is a revision of SFAS No. 141. In general, SFAS No. 141(R) expands the definition of a business and transactions that are accounted for as business combinations. In addition, SFAS No. 141(R) generally requires all assets and liabilities of acquired entities to be recorded at fair value, and changes the recognition and measurement of related aspects of business combinations. SFAS No. 141(R) is effective for business combinations with an acquisition date within fiscal years beginning on or after December 15, 2008. The standard is required to be adopted prospectively and early adoption is not allowed. We are in the process of determining the effect the adoption of SFAS No. 141(R) will have on our financial condition, results of operations or cash flows. Upon adoption of FAS 141(R), adjustments to acquired tax contingencies for all acquisitions, regardless if they were completed prior to the adoption of FAS 141(R), are recorded to the income statement, rather than as an adjustment to Goodwill, if they occur anytime after the measurement period (generally one year from the acquisition date).

SFAS No. 160.    In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS No. 160”). In general, SFAS No. 160 requires that a noncontrolling interest in a consolidated subsidiary be presented in the consolidated statements of financial position as a separate component of equity and also establishes a framework for recognition of changes in control for a consolidated subsidiary that is not 100% owned. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We are in the process of determining the effect the adoption of SFAS No. 160 will have on our financial condition, results of operations or cash flows.

SFAS No. 166.    In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140 (“SFAS No. 166”). In general, SFAS No. 166 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”) to address accounting practices that have developed since the issuance of SFAS No. 140 that are not consistent with the original intent and key requirements of the Statement and address concerns that many financial assets and related obligations that have been derecognized should continue to be reported in the financial statement of the transferors. SFAS No. 166 is effective for fiscal years beginning after November 15, 2009, for interim periods within those fiscal years, and for interim and annual reporting periods thereafter. We do not expect the adoption of SFAS No. 166 will have a material impact on our financial condition, results of operations or cash flows.

SFAS No. 167.    In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”). In general, SFAS No. 167 amends certain guidance for determining whether an entity is a variable interest entity (VIE), requires a qualitative rather than a quantitative analysis to determine the primary beneficiary for a VIE, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise’s involvement with a VIE. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, for interim periods within those fiscal years, and for interim

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and annual reporting periods thereafter. We do not expect the adoption of SFAS No. 167 will have a material impact on our financial condition, results of operations or cash flows.

SFAS No. 168.    In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162 (“SFAS No. 168”). SFAS No. 168 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We do not expect the adoption of SFAS No. 168 will have a material impact on our financial condition, results of operations or cash flows.

NOTE 2. DISCONTINUED OPERATIONS

On August 31, 2009, we completed the spinoff from Cardinal Health. In connection with the spinoff, Cardinal Health contributed the majority of the clinical and medical products segment to us, and retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us and, prior to the distribution, were part of the clinical and medical products businesses of Cardinal Health.

Audiology Business

During the first quarter of fiscal year 2010, management committed to a plan to dispose of its Audiology business which produces and markets hearing diagnostic equipment. The sale of the Audiology business was completed on October 1, 2009. Terms of the sale provide for adjustments in the final purchase price for a period of time subsequent to the closing.

The historical results of operations from the businesses retained by Cardinal Health and Audiology business have been presented within our financial statements as discontinued operations for all periods presented. As a result, the historical footnote disclosures have been revised to exclude amounts related to these businesses.

Summarized selected financial information for discontinued operations for the years ended June 30, 2009, 2008 and 2007 is as follows:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Revenue	$906	$855	$819
Operating Income	145	195	204
Income Before Income Taxes	376	404	419
Provision for Income Taxes	98	74	85
Income from Discontinued Operations, Net of Tax Expense	278	330	334

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The assets and liabilities of discontinued operations are stated separately as of June 30, 2009 and 2008 on the accompanying combined balance sheets and are comprised of the following amounts:

(in millions)	June 30, 2009	June 30, 2008
ASSETS
Current Assets:
Cash and Equivalents	$157	$127
Trade Receivables, Net	79	67
Inventories, Net	134	139
Prepaid Expenses and Other	39	38

Current Assets of Discontinued Operations	409	371

Property and Equipment, Net	178	155
Goodwill	585	585
Intangible Assets, Net	20	21
Other Assets	5	18

Total Assets of Discontinued Operations	$1,197	$1,150

LIABILITIES
Current Liabilities:
Accounts Payable	$54	60
Other Accrued Liabilities	66	50

Current Liabilities of Discontinued Operations	120	110

Deferred Income Taxes and Other Liabilities	114	119

Total Liabilities of Discontinued Operations	$234	$229

In connection with the revision of our historical results of operations, we have evaluated the subsequent events for recognition and disclosure related to discontinued operations through November 13, 2009.

NOTE 3. ACQUISITIONS

Fiscal 2009.    During fiscal year 2009, we did not complete any significant acquisitions.

Fiscal 2008.    On May 12, 2008, we completed the acquisition of the assets of privately held Enturia Inc., or Enturia, a manufacturer of products and services directed at the infection prevention markets. The purchase price of the acquisition, which was paid in cash, was approximately $490 million, including the assumption of approximately $14 million of liabilities, which included $5 million of debt.

The final valuation of the acquired assets and liabilities resulted in goodwill of approximately $328 million and identifiable intangible assets of $129 million. Various factors contributed to the establishment of goodwill, including the benefit of adding Enturia’s portfolio of products, highly trained workforce, increased market penetration and future products. We identified and valued intangible assets related to trade names and trademarks, developed technology and customer relationships. The detail by category is as follows:

Category	Amount (in millions)	Average Life (in years)
Trade Names and Trademarks	$19	10
Developed Technology	25	10
Customer Relationships	85	10

Total Intangible Assets Acquired	$129

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

During fiscal 2008, we recorded a charge of $18 million related to the write-off of estimated IPR&D costs associated with the Enturia acquisition. The portion of the purchase price allocated to IPR&D in fiscal 2008 represented our preliminary estimate of the fair value of the research and development projects in-process at the time of the acquisition. These projects had not yet reached technological feasibility were deemed to have no alternative use and, accordingly, were immediately expensed at the acquisition date in accordance with FIN No. 4. During fiscal 2009, we completed the valuation of IPR&D and no adjustment is needed to the IPR&D charge recorded in fiscal 2008.

In connection with restructuring and integration plans related to our acquisition of Enturia, we accrued, as part of our acquisition adjustments, a liability of $20 million related to closing of certain facilities and $4 million related to employee termination costs. During fiscal 2009, we reclassified the $20 million liability to goodwill as it is no longer feasible to consolidate facilities due to the fact that the planned destination facilities will remain with Cardinal Health post separation. As of June 30, 2009, we had paid $3 million associated with employee-termination costs.

In addition, during fiscal 2008 we completed other acquisitions that individually were not significant. The aggregate purchase price of these acquisitions, which was paid in cash, was approximately $31 million with potential maximum contingent payments of $85 million. Assumed liabilities of these acquired businesses were immaterial. In connection with these other acquisitions, we recognized $25 million of IPR&D costs.

The combined financial statements include the results of operations from each of these business combinations from the date of acquisition. Had the transactions occurred at the beginning of fiscal 2008, results of operations would not have differed materially from reported results.

Fiscal 2007.    On June 21 and 27, 2007, we completed the initial and subsequent tender offers for the outstanding common stock of VIASYS Healthcare Inc., or Viasys, a publicly-traded provider of products and services directed at the critical care ventilation, respiratory diagnostics and clinical services and other medical and surgical products markets. Through the tender offers, a total of approximately 29 million shares of Viasys common stock were validly tendered for $42.75 per share, which represented approximately 88% of all outstanding shares of Viasys. On June 28, 2007, we acquired from Viasys a number of additional shares so that we would hold more than 90% of the outstanding shares on a fully diluted basis. The same day, Viasys merged with a subsidiary of ours to complete the transaction.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides detail of the significant assets and liabilities acquired in connection with this transaction based on the final valuation upon acquisition:

(in millions)	June 27, 2007
Cash Consideration Paid to Former Shareholders	$1,517
Direct Acquisition Costs	24
Value of Vested Options Assumed	7

Total Purchase Price	$1,548

Balance Sheet as of the Acquisition Date:
Cash and Equivalents	$23
Trade Receivables	127
Inventories	91
Prepaid Expenses and Other	40

Total Current Assets	281
Property and Equipment	57
Other Assets	11
IPR&D	84
Other Intangibles	376
Goodwill (non-deductible)	1,002

Total Assets Acquired	1,811

Accounts Payable	22
Current Portion of Long-Term Obligations and Other Short-Term Borrowings	52
Other Accrued Liabilities	143

Total Current Liabilities	217
Long-Term Obligations, Less Current Portion	2
Deferred Income Taxes and Other Liabilities	165

Total Liabilities Acquired	384

Net Assets Retained by Us	1,427

Net Assets Retained by Parent	121

Net Assets Acquired	$1,548

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Pro Forma Results (Unaudited)

The following summary, prepared on a pro forma basis, presents unaudited combined results of operations as if the acquisition of Viasys had been completed as of the beginning of fiscal 2007, after including the impact of adjustments for amortization of intangibles, interest expense on related borrowings and the effect of income taxes. This pro forma presentation does not include any impact of transaction synergies.

(in millions)	June 30, 2007
Revenue — As Reported	$2,659
Revenue — Pro Forma	$3,275
Income From Continuing Operations — As Reported	$168
Income From Continuing Operations — Pro Forma	$178
Net Income — As Reported	$502
Net Income — Pro Forma	$512

The pro forma results are not necessarily indicative of our results of operations had we owned Viasys for the entire periods presented.

The final valuation of the acquired assets and liabilities after certain purchase accounting adjustments resulted in goodwill of approximately $1.0 billion, which is not deductible for tax purposes, and identifiable intangible assets of $376 million as reported at June 30, 2007. The final valuation, completed in fiscal 2008, resulted in an $82 million reclassification from goodwill to identifiable intangible assets. Various factors contributed to the establishment of goodwill, including the benefit of our product sales force adding Viasys’s portfolio of products, highly trained workforce, increased market penetration and future products. We identified and valued intangible assets related to trade names and trademarks, developed technology and customer relationships. The detail by category is as follows:

Category	Amount (in millions)	Average Life (in years)
Trade Names and Trademarks	$157	Indefinite
Developed Technology	44	6
Customer Relationships	257	20

Total Intangible Assets Acquired	$458

During fiscal 2007, we recorded a charge of $84 million related to the write-off of estimated IPR&D costs associated with the Viasys acquisition. This charge was based on our preliminary estimate of the fair value of IPR&D. During fiscal 2008, we completed the valuation of IPR&D and recorded a $25 million adjustment to reduce the total write-off of IPR&D associated with the Viasys acquisition to $59 million. The portion of the purchase price allocated to IPR&D represents the estimated fair value of the research and development projects in-process at the time of the acquisition. These projects had not yet reached technological feasibility and were deemed to have no alternative use and, accordingly, were expensed in accordance with FIN No. 4.

In connection with restructuring and integration plans related to our acquisition of Viasys, we accrued, as part of our acquisition adjustments, a liability of $17 million for legal and recall charges, $11 million related to employee termination and relocation costs, $11 million related to closing of certain facilities and $2 million for other restructuring charges. As of June 30, 2009, we had paid $5 million of legal and recall related costs, $8 million of employee-related costs and $9 million associated with the facility closures. Additionally, we reversed $6 million of the $17 million accrued legal and recall charges and $2 million of the $11 million employee termination and relocation costs due to revised estimates.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

In addition, during fiscal 2007 we completed other acquisitions that individually were not significant. The aggregate purchase price of these acquisitions, which was paid in cash, was approximately $145 million with potential maximum contingent payments of $11 million. Assumed liabilities of these acquired businesses were $19 million. In connection with these minor acquisitions, we recognized $1 million of IPR&D costs.

NOTE 4. RESTRUCTURING AND ACQUISITION INTEGRATION CHARGES

Restructuring charges are recorded in accordance with SFAS No. 146. Under SFAS No. 146, a liability is measured at its fair value and recognized as incurred. Acquisition integration charges are expensed as incurred.

The following is a summary of restructuring and acquisition integration charges for the fiscal years ended June 30, 2009, 2008 and 2007:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Restructuring Charges	$60	$11	$14
Acquisition Integration Charges	12	24	8

Total Restructuring and Acquisition Integration Charges	$72	$35	$22

Restructuring Charges

In fiscal 2009 we launched a series of restructuring programs with the goal to provide improved management focus through the re-alignment of the management structure and lowering its cost structure through a reduction in global workforce. The entire restructuring program is expected to result in $73 million in pre-tax charges. We recorded $58 million of the expected $73 million pre-tax restructuring charge during fiscal 2009. We expect the programs to be substantially complete by the end of fiscal 2010.

In addition to participating in the restructuring programs discussed above, we periodically incur costs to implement smaller restructuring efforts for specific operations. The restructuring plans focus on various aspects of operations, including closing and consolidating certain manufacturing operations, rationalizing headcount, and aligning operations in the most strategic and cost-efficient structure.

The following table and paragraphs provide additional detail regarding the types of restructuring charges incurred by us for the fiscal years ended June 30, 2009, 2008 and 2007:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Medical Technologies and Services
Employee-Related Costs	$14	$10	$2
Facility Exit and Other Costs	7	—	3

Total Medical Technologies and Services	21	10	5
Critical Care Technologies
Employee-Related Costs	26	—	3
Facility Exit and Other Costs	13	1	6

Total Critical Care Technologies	39	1	9

Total Restructuring Charges	$60	$11	$14

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Employee-Related Costs.    These costs primarily consist of severance accrued upon either communication of terms to employees or over the required service period, outplacement services provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods.

Facility Exit and Other Costs.    These costs primarily consist of accelerated depreciation, equipment relocation costs, project consulting fees, and costs associated with restructuring our delivery of information technology infrastructure services.

Acquisition Integration Charges

Costs of integrating operations of various acquired companies are recorded as acquisition integration charges when incurred. The acquisition integration charges incurred during fiscal 2009 and fiscal 2008 were primarily a result of the acquisition of Viasys. The cost incurred during fiscal 2007 was primarily a result of the fiscal 2004 acquisition of ALARIS Medical Systems, Inc., or Alaris. During the fiscal years noted above, we also incurred acquisition integration charges for numerous smaller acquisitions.

The following table and paragraphs provide additional detail regarding the types of acquisition integration charges incurred by us for the fiscal years ended June 30, 2009, 2008 and 2007:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Acquisition Integration Charges:
Employee-Related Costs	$2	$3	$1
Other Integration Costs	10	21	7

Total Acquisition Integration Charges	$12	$24	$8

Employee-Related Costs.    These costs primarily consist of severance, retention bonuses, non-compete agreements and other forms of compensatory payouts made to employees as a direct result of the acquisitions.

Other Integration Costs.    Other integration costs generally relate to expenses incurred to integrate the acquired company’s operations and systems into our existing operations and systems. These costs include, but are not limited to, the integration of information systems, employee benefits and compensation, corporate accounting and finance, sales and marketing and other.

Restructuring Accrual Rollforward.    The following table summarizes activity related to liabilities associated with our restructuring charges as of June 30, 2009, 2008 and 2007, which are included within “Other Accrued Liabilities” in the combined balance sheets:

(in millions)	Restructuring
Balance at June 30, 2007	$4

Additions	11
Payments	(10)

Balance at June 30, 2008	5

Additions	60
Payments	(48)

Balance at June 30, 2009	$17

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Certain acquisition and restructuring costs are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimates will be recognized when incurred.

NOTE 5. LEASES

Sales Type Leases.    Our sales-type leases are for terms generally ranging from three to five years. Lease receivables are generally collateralized by the underlying equipment. The components of our net investment in sales-type leases are as follows as of June 30, 2009 and 2008:

	As of June 30,
(in millions)	2009	2008
Future Minimum Lease Payments Receivable	$1,484	$1,457
Unguaranteed Residual Values	25	24
Unearned Income	(192)	(203)
Allowance for Uncollectible Minimum Lease Payments Receivable	(7)	(6)

Net Investment in Sales-Type Leases	1,310	1,272
Less: Current Portion	391	373

Net Investment in Sales-Type Leases, Less Current Portion	$919	$899

Future minimum lease payments to be received pursuant to sales-type leases during the next five fiscal years and thereafter are as follows:

(in millions)	2010	2011	2012	2013	2014	Thereafter	Total
Minimum Lease Payments	$454	$411	$336	$211	$71	$1	$1,484

Operating Lease Revenue.    Products under operating leases consist of the following at June 30, 2009 and 2008:

	As of June 30,
(in millions)	2009	2008
Products	$68	$68
Less: Allowance for Depreciation	(32)	(25)

	$36	$43

Future minimum lease payments to be received pursuant to operating leases during the next five fiscal years and thereafter are as follows:

(in millions)	2010	2011	2012	2013	2014	Thereafter	Total
Future Lease Payments	$26	$21	$17	$14	$8	$2	$88

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 6. INVENTORIES

Inventories, accounted for at the lower of cost or market on the FIFO method, consisted of the following as of June 30, 2009 and 2008:

	As of June 30,
(in millions)	2009	2008
Finished Goods	$311	$294
Work-in-Process	31	41
Raw Materials	133	157

	475	492
Reserve for Excess and Obsolete Inventories	(46)	(47)

Inventories, Net	$429	$445

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following at June 30, 2009 and 2008, respectively:

	As of June 30,
(in millions)	2009	2008
Land, Buildings and Improvements	$177	$251
Machinery and Equipment	664	476
Furniture and Fixtures	28	18

	869	745
Accumulated Depreciation	(473)	(298)

Property and Equipment, Net	$396	$447

Depreciation expense was $97 million, $83 million and $59 million for fiscal 2009, 2008 and 2007, respectively. We expense repairs and maintenance expenditures as incurred.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the carrying amount of goodwill for the two years ended June 30, 2009:

(in millions)	Total
Balance at June 30, 2007	$2,512
Goodwill Acquired, Net of Purchase Price Adjustments, Foreign Currency Translation Adjustments and Other	359
Goodwill Related to the Divestiture or Closure of Businesses and Assets Held for Sale	—

Balance at June 30, 2008	2,871
Goodwill Acquired, Net of Purchase Price Adjustments, Foreign Currency Translation Adjustments and Other	32
Goodwill Related to the Divestiture or Closure of Businesses and Assets Held for Sale	—

Balance at June 30, 2009	$2,903

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

As of June 30, 2009, goodwill for the Critical Care Technologies segment and the Medical Technologies and Services segment was $2,137 million and $766 million, respectively.

Intangible assets with definite lives are amortized over their useful lives which range from three to 20 years. The detail of other intangible assets by class for the two years ended June 30, 2009 is as follows:

(in millions)	Weighted Average Life (years)	Gross Intangible	Accumulated Amortization	Net Intangible
June 30, 2008
Unamortized Intangibles:
Trademarks and Patents	Indefinite	$356	$—	$356

Total Unamortized Intangibles		356	—	356
Amortized Intangibles:
Trademarks and Patents	10	234	69	165
Non-Compete Agreements	5	4	2	2
Customer Relationships	14	500	99	401
Other	6	56	23	33

Total Amortized Intangibles	13	794	193	601

Total Intangibles		$1,150	$193	$957

June 30, 2009
Unamortized Intangibles:
Trademarks and Patents	Indefinite	$337	$—	$337

Total Unamortized Intangibles		337	—	337
Amortized Intangibles:
Trademarks and Patents	10	292	97	195
Non-Compete Agreements	5	3	2	1
Customer Relationships	14	497	146	351
Other	9	34	22	12

Total Amortized Intangibles	13	826	267	559

Total Intangibles		$1,163	$267	$896

Amortization expense for the three years ended June 30, 2009, 2008 and 2007 is as follows:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Amortization Expense	$73	$63	$41

Amortization expense for each of the next five fiscal years is estimated to be:

(in millions)	2010	2011	2012	2013	2014
Amortization Expense	$73	$74	$71	$50	$46

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 9. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) consisted of the following as of June 30, 2009 and 2008:

	Fiscal Year Ended, June 30,
(in millions)	2009	2008
Foreign Currency Translation Adjustments[1]	$(43)	$76
Net Unrealized Losses on Derivative Instruments[2]	(6)	(5)
Net Change in Minimum Pension Liability	(4)	2
Other	(2)	(2)

Accumulated Other Comprehensive Income (Loss)	$(55)	$71

[1]	Included within the $(43) million and $76 million of foreign currency translation adjustments as of June 30, 2009 and 2008 are $(23) million and $1 million associated with discontinued operations.
[2]

Included within the $(6) million and $(5) million of the net unrealized loss on derivative instruments as of June 30, 2009 and 2008 are $(2) million and $(5) million associated with discontinued operations.

NOTE 10. BORROWINGS

Outstanding borrowings consisted of the following as of June 30, 2009 and 2008:

	Fiscal Year Ended, June 30,
(in millions)	2009	2008
Debt Allocated from Parent	$1,281	$1,597
Other Obligations; Interest Averaging 3.30% in 2009 and 3.85% in 2008, Due in Varying Installments through 2015	8	12

Total Borrowings	1,289	1,609
Less: Current Portion	130	70

Long-Term Portion	$1,159	$1,539

Debt Allocated from Parent.    Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our U.S. domestic cash is transferred to Cardinal Health daily and Cardinal Health funds our operating and investing activities as needed. A portion of Cardinal Health’s consolidated debt, which consists primarily of fixed rate public debt, has been allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. The allocated debt amounts, presented as “Debt Allocated from Parent” have been classified on our balance sheet based on the maturities of Cardinal Health’s underlying debt. Net interest expense has been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges. For fiscal 2009, 2008 and 2007, Cardinal Health has allocated to us net interest expense of $80 million, $88 million, and $72 million, respectively.

We believe the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Other Borrowings.    We also maintained other short-term credit facilities and an unsecured line of credit that allowed for borrowings up to $49 million and $59 million at June 30, 2009 and 2008, respectively. At June 30, 2009 and 2008, $16 million and $20 million, respectively, were outstanding under uncommitted facilities. The June 30, 2009 and 2008 outstanding balances under uncommitted facilities included $4 million and $5 million, respectively, which were classified in other obligations at June 30, 2009 and 2008, respectively. Additionally at June 30, 2009 and 2008 we had outstanding letters of credit under the uncommitted facilities of $12 million and $15 million, respectively. The remaining $4 million and $7 million balance of other obligations at June 30, 2009, and 2008, respectively, consisted primarily of additional notes, loans and capital leases. Obligations related to capital leases are secured by the underlying assets.

Bridge Loan Facility.    On July 1, 2009, we entered into a senior unsecured bridge loan facility (the “bridge loan facility”) to provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of any funding, for payment of the distribution to Cardinal Health as part of our spinoff. As the senior unsecured note offering (see below) was successfully completed prior to the separation, those proceeds were used to finance the payment of the distribution to Cardinal Health in lieu of drawing the bridge loan facility. As a result, the bridge loan facility was terminated on August 31, 2009. In connection with this termination, we expensed approximately $21 million of capitalized fees in the first quarter of fiscal 2010.

Revolving Credit Facilities.    On July 1, 2009, we also entered into two senior unsecured revolving credit facilities with an aggregate principal amount of $720 million, with commitments thereunder allocated as follows:

•	$240 million —364-day revolving credit facility; and
•	$480 million —three-year revolving credit facility.

The commitments under the three-year revolving credit facility are subject to increase, upon our request and consent by the lenders, by up to an aggregate of $30 million, subject to certain conditions and commitments. Borrowings under the three-year revolving credit facility bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case, plus an applicable margin, which in the case of LIBOR varies from 2.1% to 3.375% depending on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% depending on CareFusion’s debt ratings. Borrowings under the 364-day revolving credit facility bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.2% to 3.5% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based upon CareFusion’s debt ratings. All obligations under the revolving credit facilities will continue to be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

The revolving credit facilities contain several customary covenants including, but not limited to, limitations on liens, subsidiary indebtedness, investments, dispositions, restricted payments, transactions with affiliates, and sale and lease-back transactions. The revolving credit facilities also contain financial covenants requiring CareFusion to maintain a consolidated leverage ratio of no more than 3.00:1.00 at any time during any period of four fiscal quarters, and a consolidated interest coverage ratio as of the end of any fiscal quarter of at least (i) 3.25:1.00 for the fiscal quarters ended on September 30, 2009 and December 31, 2009, (ii) 3.50:1.00 for the fiscal quarter ended on March 31, 2010, and (iii) 3.75:1.00 for the fiscal quarter ended on June 30, 2010 and thereafter. The revolving credit facilities are subject to customary events of default, including, but not limited to, non-payment of principal or other amounts when due, breach of covenants, inaccuracy of representations and warranties, cross-default to other material indebtedness, certain ERISA-related events, certain voluntary and involuntary bankruptcy events, and change of control.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Senior Unsecured Notes.    On July 14, 2009, we offered and sold $1.4 billion aggregate principal amount of senior unsecured notes. The notes consist of the following tranches:

•	$250 million aggregate principal amount of 4.125% senior notes due 2012;
•	$450 million aggregate principal amount of 5.125% senior notes due 2014; and
•	$700 million aggregate principal amount of 6.375% senior notes due 2019.

The net proceeds of the offering were placed into an escrow account and were subsequently used to finance the distribution payment to Cardinal Health of approximately $1.4 billion related to our spinoff. The 2012 notes will mature on August 1, 2012, the 2014 notes will mature on August 1, 2014 and the 2019 notes will mature on August 1, 2019. In each case, interest will be paid on each February 1 and August 1, commencing February 1, 2010.

The indenture for the senior notes limits our ability to incur certain secured debt and enter into certain sale and leaseback transactions. In accordance with the indenture, we may redeem the senior notes prior to maturity, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the senior notes to be redeemed or the sum of the remaining scheduled payments of principal and interest in respect of the senior notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to its present value, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at an adjusted treasury rate plus 45 basis points in the case of the 2012 notes, 45 basis points in the case of the 2014 notes and 50 basis points in the case of the 2019 notes, plus in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption. In addition, if we undergo a change of control and experience a below investment grade rating event, each as defined in the senior notes, we may be required to repurchase all of the senior notes at a purchase price equal to 101% of the aggregate principal amount of the senior notes repurchased plus any accrued and unpaid interest on the senior notes repurchased to the date of repurchase.

Future Payments.    As of June 30, 2009, maturities of long-term obligations, including the $1,281 million of debt allocated from parent, for the next five fiscal years and thereafter are as follows:

(in millions)	2010	2011	2012	2013	2014	Thereafter	Total
Maturities of Long-Term Obligations	$130	$184	$114	$107	$—	$754	$1,289

The estimated fair value of our long-term obligations and other short-term borrowings, including debt allocated to us from Cardinal Health, was $1,217 million and $1,579 million as compared to the carrying amounts of $1,289 million and $1,609 million at June 30, 2009 and 2008, respectively. The fair value of our long-term obligations and other short-term borrowings is estimated based on either the quoted market prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities or estimated discounted cash flows.

NOTE 11. INCOME TAXES

Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Cardinal Health’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily reflective of the results that we would have generated on a stand-alone basis.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in Parent Company Investment.

In accordance with the provisions of SFAS No. 109, we account for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax basis and financial reporting basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States when it is expected that these earnings are permanently reinvested.

In the first quarter of fiscal 2008, we adopted the provisions of FIN. No. 48. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with SFAS No. 109. This standard provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The cumulative effect of adoption of this interpretation was a $35 million reduction of Parent Company Investment. Of the $35 million reduction in “Parent Company Equity” $18 million is related to discontinued operations.

Income before income taxes is as follows for fiscal years ended June 30, 2009, 2008 and 2007:

	For Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
U.S. Operations	$141	$159	$(65)
Non-U.S. Operations	202	284	264

Total	$343	$443	$199

Provision for Income Taxes.    The provision/(benefit) for taxes consists of the following for the fiscal years ended June 30, 2009, 2008 and 2007:

	For Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Current:
Federal	$96	$20	$43
State and Local	19	(1)	2
Non-U.S.	9	25	18

Total	124	44	63
Deferred:
Federal	(23)	47	(10)
State and Local	(47)	13	(19)
Non-U.S.	(1)	6	(3)

Total	(71)	66	(32)

Total Provision	$53	$110	$31

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

A reconciliation of the provision for taxes based on the federal statutory income tax rate to our effective income tax rate is as follows for fiscal years ended June 30, 2009, 2008 and 2007:

	For Fiscal Year Ended June 30,
	2009	2008	2007
Provision at Federal Statutory Rate	35.0%	35.0%	35.0%
State and Local Income Taxes, net of Federal Benefit	0.8	1.0	2.4
Foreign Tax Rate Differential	(9.0)	(9.7)	(27.8)
Nondeductible/Nontaxable Items	(0.4)	(0.1)	1.0
Acquired IPR&D	—	(2.1)	15.6
Refund Claim	(7.0)	—	—
Deferred State Tax Rate Adjustment	(6.0)	—	(9.7)
Other	2.1	0.7	(0.9)

Effective Income Tax Rate	15.5%	24.8%	15.6%

As of June 30, 2009 we had $2.0 billion of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. It is not practicable to estimate the amount of U.S. tax that might be payable on the eventual remittance of such earnings.

Deferred Tax Assets and Liabilities.    Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, and operating loss and tax credit carryforwards for tax purposes. The components of the deferred income tax assets and liabilities as of June 30, 2009 and 2008 are as follows:

	For Fiscal Year Ended June 30,
(in millions)	2009	2008
Deferred Income Tax Assets:
Receivable Basis Difference	$6	$9
Accrued Liabilities	59	75
Equity Compensation	42	29
Loss and Tax Credit Carryforwards	25	17
Property-Related	63	48
Inventory Basis Differences	29	19
Deferred Tax Assets under FIN. No. 48	25	16
Other	28	31

Total Deferred Income Tax Assets	277	244
Valuation Allowance for Deferred Income Tax Assets	(6)	(3)

Net Deferred Income Tax Assets	271	241

Deferred Income Tax Liabilities:
Goodwill and Other Intangibles	(300)	(319)
Revenue on Lease Contracts	(511)	(528)
Other	—	(2)

Total Deferred Income Tax Liabilities	(811)	(849)

Net Deferred Income Tax Liabilities	$(540)	$(608)

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Deferred tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the combined balance sheet at June 30, 2009 and 2008:

	For Fiscal Year Ended June 30,
(in millions)	2009	2008
Current Deferred Tax Asset[1]	$11	$6
Non Current Deferred Tax Asset[2]	9	9
Current Deferred Tax Liability[3]	(6)	(42)
Non Current Deferred Tax Liability[4]	(554)	(581)

Net Deferred Tax Liability	$(540)	$(608)

[1]	Included in “Prepaid Expenses and Other”.
[2]	Included in “Other Assets”.
[3]	Included in “Other Accrued Liabilities”.
[4]	Included in “Deferred Income Taxes and Other Liabilities”.

At June 30, 2009, we had gross federal, state and international loss and credit carryforwards of $5 million, $136 million and $39 million, respectively, the tax effect of which is an aggregate deferred tax asset of $23 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period. The valuation allowance of $6 million at June 30, 2009 applies to certain federal, international, and state and local carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance would be applied against income tax expense.

Unrecognized Tax Benefits.    We had $222 million and $122 million of unrecognized tax benefits at June 30, 2009 and July 1, 2008, respectively. Included in the June 30, 2009 and July 1, 2008 balances are $181 million and $88 million, respectively, of unrecognized tax benefits that, if recognized, would have an impact on the effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility and to tax positions related to acquired companies in the amount of $0 million and $19 million at June 30, 2009 and July 1, 2008, respectively. Recognition of these tax benefits would not affect our effective tax rate. Effective July 1, 2009, we will adopt SFAS No. 141(R), which will result in an impact to the effective tax rate for unrecognized tax benefits related to tax positions of acquired companies if recognized after the date of adoption. We include the full amount of unrecognized tax benefits in deferred income taxes and other liabilities in the combined balance sheets. A reconciliation of the unrecognized tax benefits from July 1, 2008 to June 30, 2009, is as follows:

(in millions)
Balance at July 1, 2008	$122
Additions for Tax Positions of the Current Year	26
Additions for Tax Positions of Prior Years	94
Reductions for Tax Positions of Prior Years	(10)
Settlements with Tax Authorities	(9)
Expiration of the Statute of Limitations	(1)

Balance at June 30, 2009	$222

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2009 and July 1, 2008, we had $44 million and $22 million, respectively, accrued for the payment of

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NOTES TO COMBINED FINANCIAL STATEMENTS

interest and penalties. These balances are gross amounts before any tax benefits and are included in deferred income taxes and other liabilities in the combined balance sheets. For the year ended June 30, 2009, we recognized $22 million of interest and penalties in the combined statement of income.

Cardinal Health files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions. With few exceptions, Cardinal Health is subject to audit by taxing authorities for fiscal years ending June 30, 2001 through the current fiscal year. The IRS currently has ongoing audits of fiscal years 2001 through 2007.

Subsequent to the fiscal year ended June 30, 2008, Cardinal Health received an IRS Revenue Agent Report for tax years 2003 through 2005, which included new Notices of Proposed Adjustment related to the its transfer pricing arrangements between foreign and domestic subsidiaries, including certain entities included in our combined financial statements, and the transfer of intellectual property among subsidiaries. The amount of additional tax proposed by the IRS in the new notices totals $462 million, excluding penalties and interest which may be significant. We and Cardinal Health disagree with these proposed adjustments and the valuations underlying such adjustments and intend to vigorously contest them.

It is possible that there could be a change in the amount of unrecognized tax benefits within the next 12 months due to activities of the IRS or other taxing authorities, including proposed assessments of additional tax, possible settlement of audit issues, or the expiration of applicable statutes of limitations. It is not possible to reasonably estimate the amount of such change in unrecognized tax benefits at this time.

NOTE 12. COMMITMENTS AND CONTINGENCIES

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, other pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. We accrue for contingencies related to litigation in accordance with SFAS No. 5, Accounting for Contingencies (“SFAS No. 5”), which requires us to assess contingencies to determine the degree of probability and range of possible loss. An estimated loss contingency is accrued in our financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate loss may differ from these estimates. It is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies.

ICU Litigation.    One of our subsidiaries CareFusion 303 was a party to ICU Medical, Inc. v. ALARIS Medical Systems, Inc., a patent infringement action that was filed in the U.S. District Court for the Southern District of California on June 16, 2004. The complaint alleged that the Alaris SmartSite family of needle-free valves infringes upon ICU patents. ICU sought monetary damages plus permanent injunctive relief to prevent us from selling SmartSite products. On July 30, 2004, the District Court denied ICU’s application for a preliminary injunction finding, among other things, that ICU had failed to show a substantial likelihood of success on the merits. During July and August 2006, the District Court granted summary judgment to us on three of the four patents asserted by ICU and issued an order interpreting certain claims in certain patents in a manner that could impair ICU’s ability to enforce those patents against us. On January 22, 2007, the District Court granted summary judgment in favor of us on all of ICU’s remaining claims and declared certain of their patent claims invalid. The District Court also ordered ICU to pay us approximately $5 million of attorneys’ fees and costs. On

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NOTES TO COMBINED FINANCIAL STATEMENTS

October 24, 2007, ICU appealed these decisions to the U.S. Court of Appeals for the Federal Circuit. On March 13, 2009, the Court of Appeals affirmed the rulings of the District Court in this matter on all grounds. The Court of Appeals denied ICU’s request for a panel rehearing on the issue of attorneys’ fees, and ICU subsequently paid us attorney’s fees in accordance with the court order.

FDA Consent Decree.    In February 2009, we and the U.S. Food and Drug Administration, or FDA, amended a Consent Decree for Condemnation and Permanent Injunction, between CareFusion 303, our subsidiary that manufactures and sells infusion pumps in the United States, and the FDA to include all infusion pumps manufactured by or for CareFusion 303. The original Consent Decree and the Consent Decree as amended are referred to hereinafter as the “Consent Decree” and the “Amended Consent Decree”, respectively. The Amended Consent Decree was entered by the U.S. District Court for the Southern District of California on February 23, 2009. The FDA alleged in the Amended Consent Decree that based on a January 2008 inspection, certain of our infusion pumps did not satisfy the standards of the Federal Food, Drug and Cosmetic Act, or FDC Act. Without admitting the allegations contained in the Amended Consent Decree, and in addition to the requirements of the original Consent Decree, we agreed, among other things to: (i) by no later than April 24, 2009, submit a corrective action plan to the FDA to bring Alaris system and all other infusion pumps in use in the U.S. market into compliance with the FDC Act (which was timely submitted); (ii) by no later than June 3, 2009, have an independent expert perform a comprehensive inspection of our infusion pump facilities and certify whether our infusion pump operations are in conformity with the Quality System Regulation and certain other provisions of the FDC Act (which certification was timely submitted to the FDA); and (iii) by no later than June 3, 2009, have an independent recall expert inspect our recall procedures and all ongoing recalls involving our infusion pumps and certify whether the recall procedures are in compliance with the FDC Act and whether we should take any further remedial actions with respect to any recalls involving our infusion pumps (which certification was timely submitted to the FDA). The Amended Consent Decree does not apply to intravenous administration sets and accessories. Furthermore, it does not prohibit us from continuing to manufacture, market and sell infusion pumps (other than the Alaris SE pumps, which were covered under the Consent Decree). The Amended Consent Decree also authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the Amended Consent Decree, up to $15 million per year.

The original Consent Decree was entered by the District Court on February 8, 2007. Prior to entering into the Consent Decree, we had initiated a voluntary field corrective action on August 15, 2006, of our Alaris SE pumps as a result of information indicating that the product had a risk of “key bounce” associated with keypad entries that could lead to over-infusion of patients. On August 23, 2006, the United States filed a complaint in the District Court to effect the seizure of Alaris SE pumps and approximately 1,300 units were seized by the FDA. Under the Consent Decree, we were required to, among other things, submit a plan to the FDA outlining corrections for the Alaris SE pumps currently in use by customers and a reconditioning plan for the seized Alaris SE pumps.

Since the time the original Consent Decree and the Amended Consent Decree were entered into, we have been working to satisfy the obligations of the Consent Decree and the Amended Consent Decree. On August 24, 2007, the FDA notified us that we had met the conditions of our reconditioning plan for the Alaris SE pumps that were seized to the FDA’s satisfaction. In addition, on October 10, 2008, we notified the FDA that we had satisfied our best efforts obligation to find and remediate Alaris SE pumps in the United States in use by customers. We also had previously engaged an independent expert to inspect the Alaris SE pump facilities and certify the infusion pump operations as required by the Consent Decree. On April 2, 2008, we implemented a new quality system in our infusion pump facilities. On April 24, 2009, the independent expert provided a certification to the FDA indicating that the infusion pump operations are in conformity with the FDC Act, which meets the requirements of the original Consent Decree. On June 2, 2009, the independent expert provided a certification to the FDA on the remainder of the items required by the Amended Consent Decree.

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NOTES TO COMBINED FINANCIAL STATEMENTS

On April 24, 2009, we submitted the corrective action plan required by the Amended Consent Decree to the FDA. Included in the corrective action plan was, among other proposed corrective actions, a software correction that addresses a potential risk recently identified with the Alaris PCA (Patient Controlled Analgesia) module when used with the Alaris PC Unit operating with software versions 8 through 9.1. When the products are used together, the Alaris PCA module may infuse above or below the intended infusion dose if a specific sequence of events occurs. We recorded a reserve of $18 million in the third quarter of fiscal year 2009 based on our estimate of the costs that will be incurred in connection with the corrective action plan. On June 2, 2009, the FDA notified us that the corrective action plan was acceptable and that we should begin implementation of the plan. We had placed a hold on shipping the Alaris PCA module and related Alaris PC Unit pending 510(k) clearance from the FDA for the software correction. We received 510(k) clearance on July 9, 2009, and we have since resumed shipments.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter, if any, or the matter’s ultimate impact on our business. We may be obligated to pay more or less than the amount that we reserved in connection with the Amended Consent Decree and our corrective action plan because, among other things, the cost of implementing the corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the Amended Consent Decree or our corrective action plan and therefore impose penalties under the Amended Consent Decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the Amended Consent Decree.

Other Matters.    In addition to the matters described above, we also become involved in other litigation and regulatory matters incidental to our business, including, but not limited to, product liability claims, employment matters, commercial disputes, intellectual property matters, inclusion as a potentially responsible party for environmental clean-up costs, and litigation in connection with acquisitions and divestitures. We intend to vigorously defend our self against such litigation and do not currently believe that the outcome of any such litigation will have a material adverse effect on our combined financial statements.

We may also determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling and other actions. We have recalled, and/or conducted field alerts relating to, certain of our products from time to time. These activities can lead to costs to repair or replace affected products, temporary interruptions in product sales and action by regulators, and can impact reported results of operations. We currently do not believe that these activities (other than those specifically disclosed herein) have had or will have a material adverse effect on our business or results of operations.

See note 11 for additional discussion of contingencies related to our income taxes.

Commitments.    The future minimum rental payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year at June 30, 2009, are as follows:

(in millions)	2010	2011	2012	2013	2014	Thereafter	Total
Minimum Rental Payments	$35	$30	$26	$23	$21	$51	$186

Rental expense relating to operating leases was approximately $49 million, $46 million and $28 million in fiscal 2009, 2008 and 2007, respectively. Sublease rental income was not material for any period presented herein.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 13. GUARANTEES

In the ordinary course of business, we, from time to time, agree to indemnify certain other parties under agreements with us. These agreements include financial and performance guarantees related to acquisitions and disposition agreements, customer agreements, and intellectual property licensing agreements. Such indemnification obligations vary in scope and, when defined, in duration. In some cases, a maximum obligation is not explicitly stated and therefore the related maximum amount of the liability under such indemnification obligations cannot be reasonably estimated. Where appropriate, such indemnification obligations are recorded as a liability. Historically, we have not, individually or in the aggregate, made payments under these indemnification obligations in any material amounts. In addition, we believe that the likelihood of a material liability being triggered under these indemnification obligations is not significant.

NOTE 14. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURES

As more fully described in note 1, we are exposed to market risks arising from changes in foreign currency exchange rates and interest rates. We manage these risks by entering into derivative financial instruments.

The following table summarizes the fair value of our assets and liabilities related to derivative financial instruments, and the respective line items in which they were recorded in the combined balance sheets as of June 30, 2009 and 2008:

(in millions)	Balance Sheet Location	June 30, 2009	June 30, 2008
Assets:
Derivatives Designated as Hedging Instruments:
Foreign Currency Forward Contracts	Prepaid Expenses and Other	$1	$2

Total		1	2
Derivatives Not Designated as Hedging Instruments:
Foreign Currency Forward Contracts	Prepaid Expenses and Other	—	—

Total		—	—

Total Assets		$1	$2

Liabilities:
Derivatives Designated as Hedging Instruments:
Foreign Currency Forward Contracts	Other Accrued Liabilities	$4	$2

Total		4	2
Derivatives not Designated as Hedging Instruments:
Foreign Currency Forward Contracts	Other Accrued Liabilities	—	—

Total		—	—

Total Liabilities		$4	$2

Cash Flow Hedges.    We enter into foreign currency forward contracts to protect the value of anticipated foreign currency revenues and expenses associated with certain forecasted transactions. These derivative instruments are

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately. The cash flow impact of fair value hedges is included in the combined statements of cash flows in “Other Accrued Liabilities and Operating Items, Net”.

At June 30, 2009 and 2008, we held forward contracts to hedge probable, but not firmly committed, revenue and expenses. The principal currencies hedged are the Canadian dollar, European euro, Mexican peso, British pound, and Australian dollar.

The following table summarizes the outstanding cash flow hedges as of June 30, 2009 and 2008:

	June 30, 2009		June 30, 2008
(in millions)	Notional Amount	Maturity Date	Notional Amount	Maturity Date
Foreign Currency Forward Contracts	$160	June 2010	$189	June 2009

The following table summarizes the unrealized loss included in OCI for derivative instruments designated as cash flow hedges for the fiscal years ended June 30, 2009, 2008 and 2007:

	For Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Foreign Currency Forward Contracts	$(6)	$(5)	$(3)

Included within the OCI balance at June 30, 2009, 2008 and 2007 are $(2) million, $(5) million and $(2) million, respectively, associated with discontinued operations.

The following table summarizes the gain/(loss) reclassified from accumulated OCI into earnings for derivative instruments designated as cash flow hedges for the fiscal years ended June 30, 2009, 2008 and 2007:

(in millions)		For Fiscal Year Ended June 30,
Cash Flow Hedging Instruments	Statement of Income Location	2009	2008	2007
Foreign Currency Forward Contracts	Revenue	$(1)	$(1)	$—
Foreign Currency Forward Contracts	Cost of Products Sold	3	(2)	(1)
Foreign Currency Forward Contracts	Selling, General and Administrative Expenses	(3)	2	—

Total Gain (Loss) Reclassified		$(1)	$(1)	$(1)

The amount of ineffectiveness associated with these derivative instruments was not material.

Fair Value (Non-Designated) Hedges.    We enter into foreign currency forward contracts to manage foreign exchange exposure related to intercompany financing transactions and other balance sheet items subject to revaluation that do not meet the requirements for hedge accounting treatment. Accordingly, these derivative instruments are adjusted to current market value at the end of each period. The gain or loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability. The settlement of the derivative instrument and the remeasurement adjustment on the foreign currency denominated asset or liability are both recorded in the combined statements of income in “Interest Expense and

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NOTES TO COMBINED FINANCIAL STATEMENTS

Other, Net” at the end of each period. The cash flow impact of fair value hedges is included in the combined statements of cash flows in “Other Accrued Liabilities and Operating Items, Net”.

The following table summarizes the economic derivative instruments outstanding as of June 30, 2009 and 2008:

	June 30, 2009		June 30, 2008
(in millions)	Notional Amount	Maturity Date	Notional Amount	Maturity Date
Foreign Currency Forward Contracts	$314	July 2009	$263	July 2008

The following table summarizes the loss recognized in earnings for economic derivative instruments for the fiscal years ended June 30, 2009, 2008 and 2007:

(in millions)		For Fiscal Year Ended June 30,
Fair Value Hedging Instruments	Statement of Income Location	2009	2008	2007
Foreign Currency Forward Contracts	Interest Expense and Other, Net	$(8)	$(42)	$(17)

The following is a summary of the fair value loss on our derivative instruments, based upon the estimated amount that we would pay to terminate the contracts as of June 30, 2009 and 2008. The fair values are based on quoted market prices for the same or similar instruments.

	June 30, 2009		June 30, 2008
(in millions)	Notional Amount	Fair Value Gain/(Loss)	Notional Amount	Fair Value Gain/(Loss)
Foreign Currency Forward Contracts	$474	$(4)	$452	$—

Amounts deferred in accumulated other comprehensive income (loss) at June 30, 2009, that are expected to be reclassified into earnings during the next twelve months represent an after-tax loss of $4 million. The amount expected to be reclassified into earnings during the next twelve months includes unrealized gains and losses related to open foreign currency contracts. Accordingly, the amounts that are ultimately reclassified into earnings may differ materially.

Fair Value Measurements.    As more fully described in note 1, we adopted the provision of SFAS No. 157 effective July 1, 2008. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

•	Level 1 — Observable prices in active markets for identical assets and liabilities;
•

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table presents information about our financial assets and financial liabilities that are measured at fair value on a recurring basis at June 30, 2009, and indicates the fair value hierarchy of the valuation techniques we utilize to determine such fair value:

	Fair Value Measurements
(in millions)	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash Equivalents	$214	$—	$—	$214
Other Investments	8	—	—	8
Foreign Currency Forward Contracts	—	1	—	1

Financial Liabilities:
Foreign Currency Forward Contracts	—	(4)	—	(4)

Total	$222	$(3)	$—	$219

The cash equivalents balance is comprised of highly liquid investments purchased with a maturity of three months or less. The other investments balance includes investments in mutual funds classified as trading securities and investments in Cardinal Health stock classified as equity, all related to our deferred compensation plan.

The fair value of our foreign currency forwards were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the respective maturities.

NOTE 15. RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

During the periods presented, we participated in a number of corporate-wide programs administered by Cardinal Health. These programs include, but are not limited to, participation in Cardinal Health domestic cash management system, insurance programs, employee benefit programs, worker’s compensation programs, and tax planning services. The following is a discussion of the relationship with Cardinal Health, the services they provided and how they have been accounted for in our financial statements.

Allocation of General Corporate Expenses.    The combined financial statements include expense allocations for certain functions provided by Cardinal Health, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other appropriate measure. During the fiscal years ended June 30, 2009, 2008 and 2007, we were allocated $406 million, $407 million and $428 million, respectively, of general corporate expenses incurred by Cardinal Health which is included within SG&A expenses in the combined statements of income. Included within the $406 million, $407 million and $428 million of SG&A expenses allocated to us from Cardinal Health for the years ended June 30, 2009, 2008 and 2007 are $21 million, $23 million and $23 million allocable to discontinued operations.

The expense allocations have been determined on a basis that both we and Cardinal Health consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Related Party Sales.    We sell certain medical products and supplies through the medical distribution business of Cardinal Health. We recognize product revenue on sales through the medical distribution business of Cardinal Health primarily when title transfers to the end customer, which is typically upon receipt by the end customer. Our product revenue related to these sales totaled $958 million, $933 million and $836 million for the fiscal years ended June 30, 2009, 2008 and 2007, respectively. Included within the $958 million, $933 million and $836 million related to these sales for the years ended June 30, 2009, 2008 and 2007 are $417 million, $407 million and $385 million associated with discontinued operations. Inventory associated with these sales held in Cardinal Health distribution centers was $93 million and $99 million at June 30, 2009 and 2008, respectively. Included within the $93 million, and $99 million of the inventory associated with these sales as of June 30, 2009, and 2008 is $38 million, and $29 million associated with discontinued operations. Accounts receivable associated with these customer sales is maintained by Cardinal Health. The amount of accounts receivable allocated to us was $129 million and $133 million at June 30, 2009 and 2008, respectively. Included within the $129 million, and $133 million of accounts receivable allocated to us as of June 30, 2009, and 2008 is $47 million, and $47 million associated with discontinued operations.

Parent Company Equity.    Net transfers (to)/from parent are included within Parent Company Investment on the combined statements of parent company equity. The components of the net transfers (to)/from parent as of June 30, 2009, 2008, and 2007 are as follows:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Net Change in Debt Allocated from Parent	$316	$(338)	$(135)
Net Change in Income Tax Accounts	(67)	(122)	(124)
Cash Transferred from Parent for Acquisitions	5	521	1,572
Cash Repatriation to Parent	—	(174)	—
Loans to Parent	(608)	(325)	(2)
Corporate Push Down	(22)	28	3
Other	337	(80)	297

Total Net Transfers (to)/from Parent	$(39)	$(490)	$1,611

During fiscal 2009, 2008 and 2007, Cardinal Health paid royalties to us under various royalty agreements. Amounts outstanding under these agreements are considered settled for cash in the combined financial statements at the end of each reporting period and, as such, are included in Parent Company Investment. As a result of the separation from Cardinal Health, we no longer receive royalty income from these agreements, as the intellectual property underlying the royalty income remained with Cardinal Health.

Historically, we have participated in Cardinal Health’s centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our domestic cash is transferred to Cardinal Health daily and Cardinal Health funds our operating and investing activities as needed. Following the separation from Cardinal Health, which occurred on August 31, 2009, we became responsible for our own cash management and will no longer receive cash from Cardinal Health to fund our operating or investing needs.

Historically, a portion of Cardinal Health’s consolidated debt has been allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. Net interest expense has

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges. Total debt allocated to us from Cardinal Health at June 30, 2009 and June 30, 2008, was $1,281 million (including $129 million current portion), and $1,597 million (including $63 million current portion), respectively. For fiscal 2009, 2008 and 2007, Cardinal Health has allocated to us net interest expense of $80 million, $88 million and $72 million, respectively. Post separation, we became responsible for our financing arrangements and no longer receive a debt allocation from Cardinal Health.

We believe the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

The combined financial statements also include the push down of certain assets and liabilities that have historically been held at the Cardinal Health corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Cardinal Health at the corporate level were not allocated to us for any of the periods presented. Cash and equivalents in our combined balance sheets primarily represent cash held locally by international entities included in our combined financial statements. Transfers of cash to and from Cardinal Health’s domestic cash management system are reflected as a component of “Parent Company Investment” on the combined balance sheets. Cardinal Health maintains self-insurance programs at a corporate level. We were allocated a portion of the accrued liability and expenses associated with these programs as part of the liability push down from Cardinal Health general corporate overhead expenses.

All significant intercompany transactions between us and Cardinal Health have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as Parent Company Investment.

NOTE 16. SEGMENT INFORMATION

Our operations are principally managed on a products and services basis and are comprised of two reportable segments: Critical Care Technologies and Medical Technologies and Services.

In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”), we report segment information based on the management approach. The management approach designates the internal reporting used by the Chief Operating Decision Maker, or the CODM, for making decisions and assessing performance as the source of our reportable segments. The CODM is our Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using information about its revenues and operating income/(loss) before interest and taxes. We have determined our operating segments as follows based on the information used by the CODM.

Critical Care Technologies.    Our dispensing technologies, infusion and respiratory operating segments are aggregated into the Critical Care Technologies segment. This segment develops, manufactures and markets IV medication products, including IV infusion systems, primarily to hospitals, ambulatory surgical centers and transport services. It also provides point-of-care systems that automate the dispensing of medications and supplies in hospitals and other healthcare facilities. Finally, it develops, manufactures and markets products for diagnosis and treatment of pulmonary and sleep-related disorders primarily to hospitals, clinics, private physicians and research centers.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

In accordance with SFAS No. 131, we determined the three operating segments within Critical Care Technologies qualify for aggregation based on the criteria that: (i) aggregation is consistent with the objective and basic principles of SFAS No. 131; (ii) the operating segments have similar economic characteristics; and (iii) the segments have similar basic characteristics in each of the following areas: the nature of the products or services, the nature of the production process, the type or class of customer for their products or services, the methods used to distribute their products or provide their services and the nature of the regulatory environment.

Medical Technologies and Services.    This segment provides single-use medical products used in surgical and vascular access procedures to hospitals, ambulatory surgical centers and other healthcare settings. It also develops, manufactures and markets reusable stainless-steel surgical instruments and a variety of medical devices used primarily by interventional radiologists and surgeons in combination with certain image guidance technologies primarily to hospitals. Finally, it develops, manufactures and markets a line of neurological and vascular diagnostic and monitoring products to hospitals and other healthcare facilities such as private practice and outpatient clinics, ambulatory surgery centers and physician offices. After the spinoff, Cardinal Health retained certain lines of business that manufactured and sold surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets, which were previously a component of the Medical Technologies and Services segment of CareFusion.

We evaluate the performance of the segments based upon, among other things, segment profit. Segment profit is segment revenue less segment cost of products sold, SG&A expenses, research and development expenses and restructuring and acquisition integration charges. With the exception of goodwill, we do not identify or allocate assets by operating segment; accordingly, segment related disclosures with respect to assets have been omitted.

The following table presents information about our reporting segments for the fiscal years ended June 30, 2009, 2008 and 2007:

(in millions)	Critical Care Technologies[1]	Medical Technologies and Services[2]	Total
Fiscal 2009:
External Revenues	$2,429	$1,166	$3,595
Depreciation and Amortization	112	58	170
Operating Income	354	90	444
Capital Expenditures	85	44	129
Fiscal 2008:
External Revenues	$2,603	$1,060	$3,663
Depreciation and Amortization	111	35	146
Operating Income	512	18	530
Capital Expenditures	152	52	204
Fiscal 2007:
External Revenues	$1,905	$754	$2,659
Depreciation and Amortization	76	24	100
Operating Income	245	16	261
Capital Expenditures	82	27	109

[1]

The Critical Care Technologies segment’s revenue is primarily derived from two main product categories. These product categories and their respective contributions to revenue are as follows for fiscal 2009, 2008 and 2007:

Product Category	2009	2008	2007
Critical Care	61%	65%	59%
Dispensing	39%	35%	41%
Total	100%	100%	100%

[2]	Medical Technologies and Services segment’s revenue is primarily derived from the manufacturing of medical and surgical products for all fiscal years presented.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table presents revenue and net property and equipment by geographic area:

	Revenue			Property and Equipment, Net
	For Fiscal Year Ended June 30,			As of June 30,
(in millions)	2009	2008	2007	2009	2008
United States	$2,465	$2,592	$1,968	$271	$344
International	1,130	1,071	691	125	103

Total	$3,595	$3,663	$2,659	$396	$447

NOTE 17. PRODUCT WARRANTIES

We offer warranties on certain products for various periods of time. We accrue for the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects management’s best estimate of probable liability based on current and historical product sales data and warranty costs incurred.

The table below summarizes the changes in the carrying amount of the liability for product warranties for the fiscal years ended June 30, 2009, 2008 and 2007:

(in millions)	Total
Balance at June 30, 2007	$25
Warranty Accrual	30
Warranty Claims Paid	(27)

Balance at June 30, 2008	28
Warranty Accrual	29
Warranty Claims Paid	(26)

Balance at June 30, 2009	$31

As of June 30, 2009, 2008 and 2007, approximately $19 million, $18 million and $14 million, respectively, of net product recall charges are included in product warranties costs.

NOTE 18. EMPLOYEE EQUITY AND SAVINGS PLANS

Cardinal Health maintains several stock incentive plans (collectively, the “Plans”) for the benefit of certain of its officers, directors and employees, including our employees. The following disclosures represent our portion of the Plans maintained by Cardinal Health in which our employees participated. Under the Plans, Cardinal Health is authorized to grant up to 29.8 million shares as of June 30, 2009, of which 16.1 million shares have been granted. A combination of new shares and treasury shares are utilized for issuance of awards under the Plans. All awards granted under the Plans consist of Cardinal Health common shares; accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly-traded company for the periods presented. We will maintain our own equity compensation plans after the separation.

The compensation expense recognized for all equity-based awards is net of estimated forfeitures and is recognized using the straight-line method over the awards’ service period. In accordance with SAB No. 107, Share-Based Payment (“SAB No. 107”), we classify equity-based compensation within SG&A expense to

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

correspond with the same line item as the majority of the cash compensation paid to employees. Total pre-tax compensation expense for the plans described below was approximately $56 million, $54 million and $68 million for fiscal 2009, 2008 and 2007, respectively, and the income tax benefit related to the share-based compensation expense was $22 million, $19 million and $27 million for fiscal 2009, 2008 and 2007, respectively. At June 30, 2009, there was $44 million of total unrecognized compensation expense related to nonvested share-based compensation expense granted under the Plans. That unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 2 years.

Stock Options.    Employee options granted under the Plans during fiscal 2009 and 2008, generally vest in equal annual installments over three years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of the Cardinal Health common shares underlying the option at the date of grant. Employee options granted under the Plans during fiscal 2007, generally vest in equal annual installments over four years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of the Cardinal Health common shares underlying the option at the date of grant.

The following table summarizes all stock option transactions for our employees under the Plans for the fiscal year ended June 30, 2009:

(in millions, except per share amounts)	Cardinal Health Common Shares Subject to Options	Weighted Average Exercise Price Per Cardinal Health Common Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at July 1, 2008	12.5	$58.41
Granted	1.1	53.62
Exercised	(0.5)	33.81
Canceled	(1.6)	59.58

Outstanding, June 30, 2009	11.5	$58.89	4.0	$1

Exercisable, June 30, 2009	9.1	$58.39	3.7	$1

The aggregate intrinsic value of options exercised during fiscal 2009, 2008 and 2007, was approximately $7 million, $22 million and $30 million, respectively. We received no proceeds from stock options exercised, as the shares underlying the options are Cardinal Health common shares.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

The fair values of the options granted to our employees and directors during fiscal 2009, 2008 and 2007, were estimated on the date of grant using a lattice valuation model. The lattice valuation model incorporates ranges of assumptions that are disclosed in the table below. The risk-free rate is based on the U.S. Treasury yield curve at the time of the grant. Cardinal Health analyzed historical data to estimate option exercise behaviors and employee terminations to be used within the lattice model. Separate option valuations were calculated for three separate groups of employees. The groups were determined using similar historical exercise behaviors. The expected life of the options granted was calculated from the option valuation model and represents the length of time in years that the options granted are expected to be outstanding. The range of expected lives in the table below results from the separate groups of employees identified by Cardinal Health based on their option exercise behaviors. Expected volatilities are based on implied volatility from traded options on Cardinal Health common shares and historical volatility over a period of time commensurate with the contractual term of the option grant (7 years). The following table provides the range of assumptions used for options valued during fiscal 2009, 2008 and 2007:

	2009	2008	2007
Risk-Free Interest Rate	0.03% — 3.48%	2.1% — 4.8%	4.5% — 5.1%
Expected Life in Years	4.5 — 7.0	4.4 — 7.0	5.7 — 7.0
Expected Volatility	27.0% — 30.0%	27.0%	27.0%
Dividend Yield	1.00% — 2.33%	0.69% — 0.96%	0.50% — 0.69%
Weighted-Average Measurement Date Fair Value	$13.50	$18.09	$21.52

Restricted Stock and Restricted Stock Units.    Employee restricted stock and restricted stock units (“restricted stock awards”) granted under the Plans during fiscal 2009, 2008 and 2007, generally vest in equal installments over three years and entitle holders to dividends or cash dividend equivalents. Restricted stock awards that were awarded after August 1, 2006, accrue dividends or cash dividend equivalents that are payable upon vesting of the awards. The fair values of restricted stock awards are determined by the number of shares granted and the grant date market price of Cardinal Health common shares. The weighted-average grant date fair values of restricted stock awards granted for fiscal 2009, 2008 and 2007, was $52.58, $66.57 and $66.56, respectively. Restricted stock and restricted stock units are expensed over the awards’ service period, generally three years.

The following table summarizes all activity related to restricted stock and restricted stock units during the fiscal year ended June 30, 2009:

(in millions, except per share amounts)	Cardinal Health Common Shares	Weighted- Average Grant Date Fair Value
Balance at July 1, 2008	1.1	66.12
Granted	0.9	52.55
Vested	(0.5)	64.46
Canceled	(0.2)	60.17

Outstanding, June 30, 2009	1.3	57.05

Employee Stock Purchase Plan.    Cardinal Health has employee stock purchase plans under which the sale of 12.0 million common shares had been authorized at June 30, 2008. In November 2008, an additional 5.0 million common shares were authorized under the employee stock purchase plans, bringing the total authorization to 17.0 million shares. Generally, employees, including our employees, who have been employed by Cardinal Health for at least 30 days may be eligible to contribute from 1% to 15% of eligible compensation. The purchase price is determined by the lower of 85% of the closing market price on the first day of the offering period or 85% of the closing market price on the last day of the offering period. During any given calendar year, there are two

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NOTES TO COMBINED FINANCIAL STATEMENTS

offering periods: January 1 — June 30; and July 1 — December 31. At June 30, 2009, total subscriptions of 0.7 million shares under the Cardinal Plans were outstanding. Through June 30, 2009, 7.4 million shares had been issued to Cardinal and our employees under the plans. Following the separation, we will not participate in this program nor maintain our own employee stock purchase plan.

Employee Savings Plan.    Substantially all of Cardinal Health’s domestic non-union employees, including our employees, are eligible to be enrolled in company-sponsored contributory profit sharing and retirement savings plans, which include features under Section 401(k) of the Code and provide for company matching and profit sharing contributions. Contributions to the plans are determined by Cardinal Health’s board of directors subject to certain minimum requirements as specified in the plans. The total expense allocated to us for employee retirement benefit plans was $32 million, $29 million and $24 million for fiscal 2009, 2008 and 2007, respectively.

NOTE 19. OFF-BALANCE SHEET TRANSACTIONS

We periodically participate in certain off-balance sheet arrangements, primarily receivable sales, in order to maximize diversification of funding and return on assets. The receivable sales, as described below, also provide for the transfer of credit risk to third parties.

Lease Receivable-Related Arrangements.    During the periods presented certain entities included in our combined financial statements had agreements to transfer ownership of certain equipment lease receivables, plus security interests in the related equipment, to the leasing subsidiary of a bank. In order to qualify for sale treatment under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125 (“SFAS No. 140”), Cardinal Health formed wholly-owned, special purpose, bankruptcy-remote subsidiaries, or the SPEs, and each of the SPEs formed wholly-owned, qualified special purpose subsidiaries, or the QSPEs, to effectuate the removal of the lease receivables from Cardinal Health’s consolidated financial statements. In accordance with SFAS No. 140, Cardinal Health consolidates the SPEs and does not consolidate the QSPEs. As such, the SPEs are included in our combined financial statements. Both the SPEs and QSPEs were separate legal entities that maintained separate financial statements from us and Cardinal Health. The assets of the SPEs and QSPEs were available first and foremost to satisfy the claims of their respective creditors.

During fiscal 2009, Cardinal Health terminated its receivable sale program and no receivables were sold under this program as of June 30, 2009. The original sale of the receivables was executed prior to fiscal 2006; however, we retained servicer responsibilities for the participating interest in the defined pools. The amount of the receivables sold under this program was $4 million and $47 million at the end of fiscal 2008 and fiscal 2007, respectively. Upon termination of the program the remaining receivable balance was deducted from a reserve account that was held by the QSPE.

Cash Flows from Lease Receivable-Related Arrangements.    Our net cash outflow related to lease receivable interest transfers for fiscal 2009, 2008 and 2007, are as follows:

	Fiscal Year Ended June 30,
(in millions)	2009	2008	2007
Cash Collected in Servicing of Related Receivable Interests	$—	$—	$1

Cash Inflow to Us	—	—	1
Cash Collection Remitted to the Bank	(3)	(43)	(100)

Net Impact to our Cash Flow	$(3)	$(43)	$(99)

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Prior to termination of the program, we were required to repurchase any lease receivables or interests sold if it was determined the representations and warranties with regard to the related lease receivables were not accurate on the date sold.

NOTE 20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is selected quarterly financial data for fiscal 2009 and 2008.

(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009
Revenue	$915	$969	$844	$867
Gross Margin[1]	437	474	418	402
Selling, General and Administrative Expenses	280	256	262	257
Income from Continuing Operations	30	107	88	65
Income from Discontinued Operations, Net of Tax Expense	83	81	83	31
Net Income[1]	113	188	171	96

[1]	Includes charges of approximately $1 million and $18 million related to product recalls during the second and third quarters, respectively.

(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008
Revenue	$807	$894	$931	$1,031
Gross Margin[1]	384	428	456	499
Selling, General and Administrative Expenses	243	251	264	269
Income from Continuing Operations	68	72	104	89
Income from Discontinued Operations, Net of Tax Expense	74	89	81	86
Net Income[1,2]	142	161	185	175

[1]

Includes charges of approximately $3 million, $10 million and $6 million related to product recall charges during the first, second and third quarters, respectively, and the release of an excess reserve of $1 million in the fourth quarter.

[2]	Includes an adjustment to write off approximately $18 million related to our preliminary estimates of fair values of the IPR&D associated with the Enturia acquisition.

NOTE 21. SUBSEQUENT EVENTS

On August 31, 2009, CareFusion completed the spinoff from Cardinal Health. In connection with the spinoff, Cardinal Health contributed the majority of the business comprising its clinical and medical products segment to us, and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders, based on a distribution ratio of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. As a condition to the separation, Cardinal Health is required to dispose of the remaining 19% of our common stock within five years of the distribution date. Shareholders received a cash payment for fractional shares they would otherwise have received, after making appropriate deductions for any required tax withholdings.

CAREFUSION CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

In connection with the spinoff, on August 31, 2009, we made a one-time payment of approximately $1.4 billion to Cardinal Health, which was funded with the new senior notes as described in note 10. CareFusion did not acquire any of the allocated debt from Cardinal Health in connection with the spinoff.

In these financial statements for the fiscal years ended June 30, 2009, 2008 and 2007 and as of June 30, 2009 and 2008, we describe the businesses contributed to us by Cardinal Health in the spinoff as if the contribution were our businesses for all historical periods described. In connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. markets that were historically managed by us and, prior to the distribution, were part of the clinical and medical products businesses of Cardinal Health. These lines of businesses are included in these CareFusion financial statements, primarily in the medical technologies and services segment, and presented as discontinued operations.

CAREFUSION CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts[1,2]	Deductions[3]	Balance at End of Period
Fiscal Year 2009:
Accounts Receivable	$20	$10	$(2)	$(8)	$20
Inventory Reserve	47	16	(1)	(16)	46
Net Investment in Sales-Type Leases	6	1	—	—	7

	$73	$27	$(3)	$(24)	$73

Fiscal Year 2008:
Accounts Receivable	$17	$7	$2	$(6)	$20
Inventory Reserve	58	18	1	(30)	47
Net Investment in Sales-Type Leases	5	—	—	1	6

	$80	$25	$3	$(35)	$73

Fiscal Year 2007:
Accounts Receivable	$10	$—	$6	$1	$17
Inventory Reserve	55	20	13	(30)	58
Net Investment in Sales-Type Leases	6	(1)	—	—	5

	$71	$19	$19	$(29)	$80

[1]	During fiscal 2008 and 2007 recoveries of amounts provided for or written off in prior years were $1 million and $(1) million, respectively.
[2]	In fiscal 2007, $6 million relates to the beginning balance for acquisitions accounted for as purchase transactions.
[3]	Write-off of uncollectible accounts.